FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2013 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732, 333-180288 and 333-183806.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 9 August 2013

HSBC HOLDINGS PLC

Interim Report 2013

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Interim financial statements and notes

HSBC’s Interim Consolidated Financial Statements and Notes thereon, as set out on pages 208 to 263, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2012 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2012, there were no unendorsed standards effective for the year ended 31 December 2012 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2012 were prepared in accordance with IFRSs as issued by the IASB. At 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 significantly affecting these interim consolidated financial statements, and there was no significant difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been measured in accordance with IFRSs.

When reference to ‘underlying’ is made in tables or commentaries, the comparative information has been expressed at constant currency (see page 17), the impact of fair value movements in respect of credit spread changes on HSBC’s own debt has been eliminated and the effects of acquisitions, disposals and dilutions have been adjusted as reconciled on page 19. Underlying return on risk-weighted assets (‘RoRWA’) is defined and reconciled on page 43.

1	Detailed contents are provided on the referenced pages.

Who we are and what we do

HSBC is one of the world’s largest banking and financial services organisations. With around 6,600 offices in both established and faster-growing markets, we aim to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

We serve around 55 million customers through our four global businesses: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking. Our network covers 80 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Our aim is to be acknowledged as the world’s leading international bank.

Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 216,000 shareholders in 130 countries and territories.

Highlights

•	Profit before tax was up 10% to US$14.1bn on a reported basis.

•	Underlying profit before tax was up 47% to US$13.1bn.

•	Return on average ordinary shareholders’ equity was 12.0%, up from 10.5% in the first half of 2012.

•

We continued to make progress on delivering our strategy and grew revenues in key areas including in our Financing and Equity Capital Markets and Credit businesses, in residential mortgages in our home markets of Hong Kong and the UK, and from collaboration between our global businesses.

•	We achieved additional sustainable cost savings of US$0.8bn, taking annualised savings to US$4.1bn since 2011, exceeding our target for the end of 2013.

•	We continued to reshape the business, announcing 11 disposals and closures of non-strategic businesses since the start of the year.

•	Core tier 1 capital ratio increased during the period from 12.3% at the end of 2012 to 12.7%.

Cover image

Financing trade has always been at the heart of HSBC’s business, especially in our home market of Hong Kong. Today, Hong Kong International Airport is the world’s busiest air cargo hub, with its freight volume accounting for over one-third of the total value of Hong Kong’s external trade.

HSBC HOLDINGS PLC

Overview

Financial highlights

Earnings per share US$0.54 – up 20% 30 June 2012: US$0.45 31 December 2012: US$0.29	Dividends per ordinary share[1] US$0.28 30 June 2012: US$0.23 31 December 2012: US$0.18	Net assets per share US$8.96 30 June 2012: US$8.73 31 December 2012: US$9.09

For the half-year to 30 June 2013

Profit before taxation US$14,071m – up 10% 30 June 2012: US$12,737m 31 December 2012: US$7,912m	Underlying profit before taxation US$13,078m – up 47% 30 June 2012: US$8,896m 31 December 2012: US$6,546m	Total operating income US$40,523m – down 7% 30 June 2012: US$43,672m 31 December 2012: US$38,873m

Net operating income before loan impairment charges and other credit risk provisions US$34,372m – down 7% 30 June 2012: US$36,897m 31 December 2012: US$31,433m	Profit attributable to the ordinary shareholders of the parent company US$9,998m – up 23% 30 June 2012: US$8,152m 31 December 2012: US$5,302m

At 30 June 2013

Loans and advances to customers US$969bn – down 3% 30 June 2012: US$975bn 31 December 2012: US$998bn	Customer accounts US$1,316bn – down 2% 30 June 2012: US$1,278bn 31 December 2012: US$1,340bn	Ratio of customer advances to customer accounts 73.7% 30 June 2012: 76.3% 31 December 2012: 74.4%

Total equity US$182bn – unchanged 30 June 2012: US$174bn 31 December 2012: US$183bn	Average total shareholders’ equity to average total assets 6.4% 30 June 2012: 5.9% 31 December 2012: 6.4%	Risk-weighted assets US$1,105bn – down 2% 30 June 2012: US$1,160bn 31 December 2012: US$1,124bn

Capital ratios

Core tier 1 ratio 12.7% 30 June 2012: 11.3% 31 December 2012: 12.3%	Total capital ratio 16.6% 30 June 2012: 15.1% 31 December 2012: 16.1%	Common equity tier 1 ratio[2] 10.1% 30 June 2012: n/a 31 December 2012: 9.5%

Percentage growth rates compare with figures for the half year ended 30 June 2012 for income statement items and 31 December 2012 for balance sheet items.

HSBC HOLDINGS PLC

Overview (continued)

Performance ratios (annualised)

Credit coverage ratios

Loan impairment charges to total operating income 7.9% 30 June 2012: 10.4% 31 December 2012: 9.4%	Loan impairment charges to average gross customer advances 0.7% 30 June 2012: 1.0% 31 December 2012: 0.8%	Total impairment allowances to impaired loans at period-end 40.9% 30 June 2012: 42.3% 31 December 2012: 41.7%

Return ratios

Return on average ordinary shareholders’ equity[3] 12.0% 30 June 2012: 10.5% 31 December 2012: 6.5%	Return on average invested capital[4] 11.6% 30 June 2012: 9.9% 31 December 2012: 6.2%	Post-tax return on average total assets 0.8% 30 June 2012: 0.7% 31 December 2012: 0.5%	Pre-tax return on average risk- weighted assets 2.6% 30 June 2012: 2.1% 31 December 2012: 1.4%

Efficiency and revenue mix ratios

Cost efficiency ratio[5] 53.5% 30 June 2012: 57.5% 31 December 2012: 69.1%	Net interest income to total operating income 44.0% 30 June 2012: 44.4% 31 December 2012: 47.1%	Net fee income to total operating income 20.7% 30 June 2012: 19.0% 31 December 2012: 20.9%	Net trading income to total operating income 15.7% 30 June 2012: 10.3% 31 December 2012: 6.6%

Share information at 30 June 2013

		Closing market price
US$0.50 ordinary shares in issue 18,627m 30 Jun 2012: 18,164m 31 Dec 2012: 18,476m	Market capitalisation US$196bn 30 Jun 2012: US$160bn 31 Dec 2012: US$194bn	London £6.82 30 Jun 2012: £5.61 31 Dec 2012: £6.47	Hong Kong HK$81.25 30 Jun 2012: HK$68.55 31 Dec 2012: HK$81.3	American Depositary Share[6] US$51.90 30 Jun 2012: US$44.13 31 Dec 2012: US$53.07

		Total shareholder return[7]
		Over 1 year	Over 3 years	Over 5 years

To 30 June 2013		127.7	127.9	128.3
Benchmarks:
– FTSE 100[8]		115.8	140.8	133.4
– MSCI World[9]		123.4	147.6	154.3
– MSCI Banks[9]		128.0	127.3	118.3

For footnotes, see page 100.

HSBC HOLDINGS PLC

Overview (continued)

Cautionary Statement Regarding Forward-looking Statements

The Interim Report 2013 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•

changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions;

and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•

changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•

factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPAs.

3a

HSBC HOLDINGS PLC

Overview (continued)

Group Chairman’s Statement

HSBC delivered a solid financial performance in the first half of 2013.

Pre-tax profit on a reported basis was US$14.1bn, US$1.3bn or 10% higher than in the first half of 2012. On an underlying basis, the profit before tax was 47% ahead of the comparable period. Earnings per ordinary share rose by 20% to US$0.54.

These results confirm the value which is being delivered from the continuing reshaping of the Group and from enforcing appropriate cost discipline.

Driven by capital retention from operating performance, the Group’s capital position strengthened further and the core tier 1 ratio improved to 12.7% compared with 12.3% at the beginning of the year and 11.3% a year ago.

A second interim dividend of US$0.10 per ordinary share was declared by the Board on 5 August taking the total dividends declared in respect of the first half of 2013 to US$0.20 per ordinary share as foreshadowed in last year’s Annual Report and Accounts; this is US$0.02 per ordinary share or some 11% higher than in the comparable period in 2012.

The Group Chief Executive’s Business Review covers this performance in some detail. From the Board’s perspective I want to highlight three points.

Strategy implementation is progressing well

The strategic direction approved by the Board has been to reduce complexity, improve business co-operation, maximise the value of the Group’s long heritage in faster-growing markets, concentrate resources on businesses where scale and connectivity are competitive strengths, and apply and enforce Global Standards to control the risks faced by the Group.

The application of this strategic direction has been most immediately seen in the number of disposals and closures, now 54 since the beginning of 2011, which have sharpened the focus of the Group and eliminated areas of comparative weakness. As important but less obvious, are the steps being taken to build revenues from opportunities hitherto not fully exploited. Two illustrations make this point.

Firstly, as many peer institutions have withdrawn from overseas markets in recent years, HSBC’s scale and connectivity has become a more distinctive competitive strength. This has been built upon most notably in transaction banking, where our Payments and Cash Management, Securities Services and Global Trade and Receivables Finance businesses have grown strongly.

Secondly, our leading positions in Hong Kong in debt and foreign exchange products were not matched historically in equity and mergers and acquisitions products. By committing greater resource and relationship management to these areas, we have driven our market share and positioning to top tier status.

Diversification and scale remain core strengths

At a time of intense international focus on the resolvability of systemically important financial institutions such as HSBC, the Board continues to believe strongly in the benefits that accrue both to customers and to the Group from a diversified universal banking model and from scale.

In the first half of 2013, there was a good balance between our global businesses with the largest, Global Banking and Markets, representing just over 40% of pre-tax profit. Geographically, profits were well spread with the largest proportion generated in markets recognised to have sustainably higher growth prospects. All regions were profitable in the period.

The advantage of having both intermediation businesses within retail and commercial banking and debt capital markets activities within Global Banking and Markets was again clearly illustrated in the period. While demand for bank credit remained muted, continuing low interest rates drove primary issuance through our debt capital markets operations, notably in Europe and Hong Kong. As emerging market customers increased their participation in debt capital markets, our well-established presence

HSBC HOLDINGS PLC

Overview (continued)

and relationships successfully channelled business opportunities.

Implementing and enforcing Global Standards remains a key priority

HSBC’s Global Standards programme is a centrepiece of our strategy to ensure HSBC is well-positioned to succeed. Our stated objective of being the world’s leading international bank means that we also must be a leader in implementing the most effective standards globally. We are devoting significant resources and attention to this effort as we know we must back our strong commitment with capability. Over the past six months, we have increased resources in our Regulatory and Financial Crime Compliance units by over 1,600 headcount and are delivering mandatory training to all of our employees globally on critical compliance subjects on an ongoing basis.

With regard to the Deferred Prosecution Agreement (‘DPA’) entered into with the US Department of Justice on 11 December 2012 and the associated legal and regulatory undertakings, the outstanding procedural arrangements have now been finalised.

On 1 July 2013, the US District Court Judge to whom the case was assigned formally approved the DPA, subject to a continued monitoring of its execution and implementation.

On 22 July, Michael Cherkasky began his work as the Monitor charged with evaluating and reporting upon, over a five-year period, the effectiveness of the Group’s internal controls, policies and procedures as they relate to ongoing compliance with applicable anti-money laundering and sanctions laws. Mr Cherkasky’s career has been characterised by his service to law enforcement in the US, both as a public servant and in private life through support and oversight roles. Further details about the role of the Monitor are provided on page 108.

Regulatory update

Strategy implementation continues to be executed within an evolving regulatory landscape. I drew attention in my report at the end of last year to the extensive programme of work still to be completed within the regulatory reform agenda. This remains the case. We continue to commit significant resources to work with public policy, regulatory and industry bodies to deliver the outcomes we jointly seek in terms of greater stability of the financial system and the restoration of society’s trust and confidence in our industry.

Much of the reform programme has to date addressed the structural and financial underpinnings of our industry.

With progress in these areas solidly on track, it is good to see greater focus now being directed to the more complex areas, such as cross-border resolution issues, bail-in hierarchies and conduct and behaviour regulation.

In the latter area, the UK Parliamentary Commission on Banking Standards delivered its report on 12 June 2013. Their report is the most comprehensive study so far anywhere in the world to address the conduct and behavioural issues that, in truth, lie at the heart of the restoration of confidence and trust.

The report is hard-hitting and uncomfortable to read. Contained within the report are many constructive proposals to help fix the issues which have afflicted the industry, most importantly through re-establishing core values of personal responsibility and accountability. Some of the recommendations will be challenging to implement and there are some that we believe could have unintended consequences.

This notwithstanding, the report’s analysis and recommendations have, as the UK Government recognised in its response, provided a formidable evidence base from which to implement the further changes needed to return banking to its core role within society of financing economic growth. We believe this is the right objective to emphasise and it has our full support.

Turning to progress on resolution planning, important proposals were published during the period by the EU authorities concerning a framework for bank resolution. Within this framework were proposals around a hierarchy for debt bail-in, designed to prevent any future call upon taxpayer support for a failed financial institution. The use of bail-in of unsecured debt in resolution carries broad industry backing in principle. However, we support industry calls for a careful study of the impact that any alteration of the hierarchy of claims will have on market behaviour, before any such hierarchy is finalised. At a time when it is critical to ensure that the fullest extent of financial industry capacity is ready to support economic growth initiatives, any changes that could affect bank funding markets need to be understood fully at both industry and individual bank levels.

Finally, a word on the requirements within the EU’s latest Capital Requirements Directive (‘CRD IV’) that will put a cap on the ratio of variable pay to fixed pay for defined employees

HSBC HOLDINGS PLC

Overview (continued)

across the whole of the HSBC Group from the start of next year. These legislative changes, which are not supported by either the UK Government or the Prudential Regulation Authority, could have a highly damaging impact on our competitive position in many of our key markets, including those outside Europe. The Board is committed to protecting the competitive position of these operations which are critical to the continued success of your Group. We will therefore be consulting on how best to achieve this aim while seeking to preserve the essence of the remuneration framework supported by shareholders two years ago.

Audit arrangements

As was noted in last year’s Annual Report and Accounts, KPMG Audit plc has been the auditor to HSBC Holdings since it became the ultimate holding company of the Group in 1991. Annual re-appointment of KPMG has been approved by shareholders during this period following successive Board recommendations. Your Board announced earlier this year that it intended to put the external audit contract out to tender, responding both to shareholder feedback and emerging regulatory proposals on auditor rotation. That tender process has now been conducted and concluded. As a consequence of this process, the Group Audit Committee has recommended to the Board that PricewaterhouseCoopers LLP be appointed auditor of the HSBC Group with effect from the year ending 31 December 2015. The Board intends to put this recommendation with its endorsement to shareholders at the 2015 Annual General Meeting.

Board changes

Since we reported the full-year results for 2012 there are three changes to report with regard to the Board.

On 31 May 2013, Sir Jonathan Evans (55) was appointed as an independent non-executive Director of HSBC Holdings plc with effect from 6 August. He will also be a member of the Financial System Vulnerabilities Committee.

Sir Jonathan’s career in the Security Service (MI5) spanned 33 years, the last six of which as Director General. During his career, Sir Jonathan’s experience included counter-espionage, protection of classified information and the security of critical national infrastructure. His main focus was, however, counter-terrorism, both international and domestic including, increasingly, initiatives against cyber threats.

Sir Jonathan’s experience and expertise gained from a career at the highest level of public service will be of considerable value to the Board as it addresses its governance of systemic threats.

On 20 May, John Thornton, who had served the Group as an independent non-executive Director of HSBC Holdings plc since December 2008 and as Chairman of the Group Remuneration Committee since May 2010, announced that he would not seek re-election as a Director at the 2013 Annual General Meeting in view of recently expanded responsibilities within his other business interests.

John made an invaluable contribution to the Group during his tenure, not least in his work with shareholders in his position as Chairman of the Group Remuneration Committee. On behalf of the Board and shareholders I would like to take this opportunity once again to thank him for his wise counsel and wish him all the best in his future endeavours.

Finally, Jim Comey, who joined the Board on 4 March this year was nominated by President Obama on 21 June to serve as the next Director of the FBI. Jim was confirmed by the US Senate on 29 July. He will take up his new post on 4 September and accordingly he will step down from the Board with effect from that date. Albeit serving for a very short period on the Board, Jim brought a fresh focus to Board discussions by virtue of his extensive experience accumulated in prior public and private roles at the highest level. We wish him well in his new role.

Looking ahead

Under the leadership of Stuart Gulliver, HSBC has assembled a first rate executive team which, within the strategic mandate and risk appetite approved by the Board, is working tirelessly to place HSBC at the forefront of the industry in terms both of banking standards and shareholder return. They could not succeed in these endeavours without the support, commitment and loyalty of HSBC’s staff across the 80 countries and territories in which we operate and, once again, I pay tribute to them for their dedication at a time of great change in our industry.

D J Flint, Group Chairman

5 August 2013

HSBC HOLDINGS PLC

Overview (continued)

Group Chief Executive’s

Business Review

HSBC’s performance during the first six months of 2013 reflected the trends we saw in the first quarter. Economic growth remained muted and regulatory changes continued to impact available returns but, by focusing on the markets and business areas where we have comparative strength and competitive advantage, we have successfully progressed the repositioning of the business to accommodate these factors.

Reported profit before tax in the first half was US$14.1bn, an increase of 10% compared with the same period in 2012. Underlying profit before tax increased by 47%. Return on average ordinary shareholders’ equity of 12.0% was up from 10.5% in the first half of 2012.

We made further progress on delivering our strategy in three key areas.

First, we grew revenues in key areas during the first half of the year, led by our Financing and Equity Capital Markets and Credit businesses, residential mortgages in the UK and Hong Kong, and from collaboration between our global businesses.

Second, we continued to pursue our aim of improving costs to invest in the business, achieving US$0.8bn of additional sustainable cost savings during the period. This takes the annualised total sustainable cost savings to US$4.1bn since the start of 2011, exceeding our original target for the end of 2013. In addition, we achieved a positive gap between underlying revenue and cost growth of 12% in the first half.

Third, we continued to reshape HSBC. In April 2013, we sold a US$3.7bn non-real estate loan portfolio, recording a loss on disposal of US$0.3bn which was considerably lower than initially expected. This accelerated the run-off of the Consumer and Mortgage Lending portfolio in the US where we continue to refocus our business. We have announced a further 11 disposals or closures of non-strategic businesses since the beginning of the year, bringing the total number of transactions announced since the beginning of 2011 to 54. The rate of such transactions will now slow as the first phase of strategic delivery draws to a close.

The steps we have taken to reshape HSBC have released around US$80bn in risk-weighted assets to date, with a further potential release of around US$15bn to come. Alongside internal capital generation, this will add further support to investment in organic growth opportunities which are a strategic fit. These include priority areas such as transaction banking and trade finance, where we are already recognised as a market leader globally and, as mentioned by the Group Chairman in his statement, opportunities such as the development of equities in Hong Kong and our debt capital markets platforms in faster-growing markets, where our well-established presence and strong relationships give us a highly competitive position on which to build.

External recognition of the progress being made is now also evident. HSBC achieved the best showing of any bank at the Euromoney Awards for Excellence 2013. Of particular satisfaction were first time awards for Best Global Emerging Market Investment Bank and Best Equity House and Best M&A House both in Hong Kong as well as repeat awards for Best Global Emerging Market Debt House and Best Global Risk Adviser. Our investment in, and continued commitment to, transactional banking also saw HSBC recognised as Best Global Transaction Banking House.

In addition, as the internationalisation of China’s currency continues apace, HSBC has again been recognised as the market leader for renminbi business. In the recent Asiamoney Offshore Renminbi Poll HSBC was ranked first in all product categories.

In May 2013, we set out our plans for the next phase of delivering our strategy, covering the period from 2014 to 2016. Our strategic direction is unchanged and our priorities are clear – to grow the business and dividends, implement the highest Global Standards of conduct and compliance, and streamline our processes and procedures.

We remain committed to our values, and to ensuring that they are reflected in everything we do. Our values are to be dependable, open to different ideas and cultures, and connected to customers,

HSBC HOLDINGS PLC

Overview (continued)

communities, regulators and each other; they form a key part of the annual performance review for everyone who works at HSBC. By implementing Global Standards we are reinforcing the expectation that our employees will do the right thing, act with courageous integrity and maintain the most effective financial crime controls everywhere that we operate.

Group performance headlines

•

Reported profit before tax was US$14.1bn in the first half of 2013, up US$1.3bn, or 10%, on the same period in 2012. This reflected minimal fair value movements on our own debt compared with adverse movements of US$2.2bn in the first half of 2012, and lower operating expenses. This was partly offset by lower net gains from disposals, primarily as 2012 included a gain from the disposal of the US Cards and Retail Services business of US$3.1bn.

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Underlying profit before tax was US$13.1bn, up US$4.2bn compared with the first half of 2012, due to higher revenues, lower loan impairment charges and lower costs. It is on an underlying basis that we measure our performance.

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Underlying revenue was up US$1.2bn, or 4%, compared with the first half of 2012, and within this we achieved revenue growth in key areas of our global businesses. Commercial Banking achieved average balance sheet growth, primarily from term and trade-related lending, partially offset by spread compression. In addition, a rise in lending fees and collaboration revenues from closer co-operation with other parts of the Group led to an increase in net fee income. In Global Banking and Markets, revenues were up mainly in Financing and Equity Capital Markets and Credit, while in Retail Banking and Wealth Management we achieved growth in mortgage balances and wider spreads in our home markets of the UK and Hong Kong.

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Underlying revenue included net favourable fair value movements on non-qualifying hedges of US$0.8bn, a net gain of US$0.6bn on completion of the disposal of our investment in Ping An and a US$0.5bn favourable debit valuation adjustment on derivative contracts.

•

Underlying loan impairment charges were down US$1.3bn, or 29%, compared with the first half of 2012. We saw declines in the majority of our regions, notably in North America, where the decrease primarily reflected improvements in housing market conditions, the continued run-off of the US Consumer and Mortgage Lending portfolio and lower delinquency levels. These factors were partly offset by an increase in individually assessed and collective impairment charges in Latin America.

•

Underlying operating expenses were down US$1.6bn, or 8%, compared with the same period last year. This mainly reflected the non-recurrence of provisions for fines and penalties recorded in the first half of last year, lower charges relating to UK customer redress programmes and lower restructuring costs. Excluding these items, operating expenses increased, mainly reflecting higher litigation-related costs. We continued to pursue our strategic focus on cost improvement to release funds to invest in the growing parts of our business and in our Global Standards governance and programmes. As stated above, during the first half of 2013 we also achieved additional sustainable cost savings.

•

After adjusting for portfolios which we are in the process of disposing of as part of reshaping our business, we grew loans and advances to customers. This principally reflected a rise in term and trade-related lending to Commercial Banking and Global Banking and Markets customers in Hong Kong and Rest of Asia-Pacific, together with continued growth in residential mortgages in the UK, Hong Kong and Rest of Asia-Pacific. These movements were partially offset by the continued run-off of the Consumer and Mortgage Lending portfolio in the US.

•

The core tier 1 ratio was 12.7%, with a common equity tier 1 ratio (Basel III end point) of 10.1% at 30 June 2013, we are well positioned with respect to the implementation of Basel III capital standards and remain one of the best-capitalised banks in the world which provides capacity for both organic growth and dividend return to shareholders.

Outlook

Despite slower growth in the short term, the long-term economic trends remain intact. The global economy will continue to rebalance towards the faster-growing markets and trade and capital flows will continue to expand.

Growth remains subdued in the Western economies. As such, any tapering of monetary stimuli will be approached with considerable caution. Sustained recovery is likely to depend on structural reform.

HSBC HOLDINGS PLC

Overview (continued)

In mainland China, the new emphasis on the quality rather than the quantity of growth is shifting the policy balance away from stimulus and towards reform. We believe this is likely to limit the pace of China’s growth to 7.4% for 2013 and 2014, which is already being reflected in more modest growth figures in other markets, particularly in Asia.

However, we believe that China’s reform agenda, which covers financial, fiscal, deregulation and urbanisation reforms, will provide the basis for more sustainable growth in the medium to long term.

With our network covering 80 countries and territories, and strong market shares across the faster-growing markets, HSBC remains well-positioned to benefit from the long-term trends in the global economy.

S T Gulliver, Group Chief Executive

5 August 2013

HSBC HOLDINGS PLC

Overview (continued)

HSBC’s vision

For footnote, see page 100.

Principal activities

Our purpose is to enable businesses to thrive and economies to prosper, helping people fulfil their hopes and realise their ambitions.

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$196bn at 30 June 2013.

Through our subsidiaries and associates, we provide a comprehensive range of banking and related financial services. Headquartered in London, we operate through long-established businesses and have an international network of around 6,600 offices in 80 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases.

HSBC Values

Embedding global standards across HSBC in a consistent manner is a top priority and is shaping the way we do business.

The role of HSBC Values in daily operating practice is fundamental to our culture in the context of the financial services sector and the wider economy. This is particularly so in the light of developments and changes in regulatory policy, investor confidence and society’s view of the role of banks. We expect our executives and employees to act with courageous integrity in the execution of their duties by being:

•	dependable and doing the right thing;

•	open to different ideas and cultures; and

•	connected with our customers, communities, regulators and each other.

We continue to enhance our values-led culture by embedding HSBC Values into how we conduct our business, and in the selection, assessment, recognition and training of staff.

Ensuring our conduct matches our values

In line with our ambition to be recognised as the world’s leading international bank, we aspire to lead the industry in our standards of conduct. As international markets become more interconnected and complex, and as threats to the global financial system grow, we are strengthening further the policies and practices which govern how we do business and with whom.

Like any business, we greatly value our reputation. HSBC’s success over the years is due in no small part to our reputation for trustworthiness and integrity.

Under the supervision of the Group Management Board’s (‘GMB’s) Global Standards Steering Meetings, we are already strengthening policies and processes in a number of important areas.

We are also reinforcing the status of compliance and standards as an important element of how we assess and reward senior executives, and rolling out communication, training and assurance programmes to ensure that our staff understand and meet their responsibilities.

HSBC HOLDINGS PLC

Overview (continued)

We have adopted the UK Code of Practice for the Taxation of Banks and seek to apply the spirit as well as the letter of the law in all the territories in which we operate. We deal with tax authorities in an open and honest manner. We are strengthening our policies and controls with the objective of ensuring our services are not used by clients seeking to evade their tax obligations.

A committee of the HSBC Holdings Board, the Financial System Vulnerabilities Committee, provides governance, oversight and policy guidance over the framework of controls and procedures designed to identify areas where HSBC may become exposed and through that exposure, subject the financial system more broadly to financial crime or system abuse.

Business and operating models

Our business model is based on an international network connecting faster-growing and developed markets.

Our businesses are organised to serve a cohesive portfolio of markets, as tabulated below.

Business model

We take deposits from our customers and use these funds to make loans, either directly or through the capital markets. Our direct lending includes unsecured lending, residential and commercial mortgages and overdrafts, and term loan facilities.

We finance importers and exporters engaged in international trade and provide advances to companies secured on amounts owed to them by their customers.

In addition, we offer a wide variety of products and financial services including broking, asset management, financial advisory, life insurance manufacturing, corporate finance, markets, securities services and alternative investments. We provide these products for clients ranging from governments to large and mid-market corporates, small and medium-sized enterprises (‘SME’s), high net worth individuals and retail customers.

Our operating income is primarily derived from:

•	net interest income – interest income we earn on customer loans and advances and on our surplus funds, less interest expense we pay on interest-bearing customer accounts and debt securities in issue;

•	net fee income – fee income we earn from the provision of financial services and products to customers; and

•	net trading income – income from trading activities primarily conducted in Global Markets, including Foreign Exchange, Credit, Rates and Equities trading.

We have identified the markets where we expect future growth opportunities to be concentrated.

The structure is illustrated below.

HSBC’s market structure

HSBC HOLDINGS PLC

Overview (continued)

The UK and Hong Kong are our home markets, and a further 20 countries are our priority growth markets. These 22 markets accounted for over 90% of our profit before tax in the first half of 2013, and are the primary focus of capital deployment. Network markets are markets with strong international relevance which serve to complement our international network, operating mainly through CMB and GB&M. Our combination of home, priority growth and network markets covers around 85-90% of all international trade and financial flows.

The final category, small markets, includes those where our operations are of sufficient scale to operate profitably, or markets where we maintain representative offices.

Operating model

HSBC has a matrix management structure which includes global businesses, geographical regions and global functions.

Holding company

HSBC Holdings plc, the holding company of the Group, is listed in London, Hong Kong, New York, Paris and Bermuda. HSBC Holdings is the primary provider of equity capital to its subsidiaries and provides non-equity capital to them when necessary.

Under authority delegated by the Board of HSBC Holdings, GMB is responsible for the management and day-to-day running of the Group within the risk appetite set by the Board. The Board,

through the GMB, works to ensure that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any subsidiary, nor is it a lender of last resort and does not carry out any banking business in its own right. HSBC has a legal entity-based Group structure, with subsidiaries operating under their own boards of directors as separately capitalised, ring-fenced entities, implementing Group strategy and delivering Group products and services, in most cases in the country or territory in which they are domiciled.

Global businesses

Our four global businesses, Retail Banking and Wealth Management (‘RBWM’), Commercial Banking (‘CMB’), Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’), are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the parameters of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance, and manage their headcount.

The main business activities of our global business are summarised below.

Main business activities by global business

For footnotes, see page 100.

HSBC HOLDINGS PLC

Overview (continued)

Geographical regions

The geographical regions share responsibility for executing the strategies set by the global businesses. They represent the Group to clients, regulators, employee groups and other stakeholders, allocate capital, manage risk appetite, liquidity and funding by legal entity and are accountable for profit and loss performance in line with global business plans.

Within the geographical regions, the Group is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential reporting requirements and is required to consider its risk and maintain a capital buffer consistent with the Group’s risk appetite for the relevant country or region. The banking entities manage their own funding and liquidity within parameters set centrally.

Global functions

Our global functions are Communications, Company Secretaries, Corporate Sustainability, Finance, Human Resources, Internal Audit, Legal, Marketing, Risk (including Regulatory and Financial Crime Compliance), Strategy and Planning, and HSBC Technology and Services, our global service delivery organisation. The global functions establish and manage all policies, processes and delivery platforms relevant to their activities, are fully accountable for their costs globally, and are responsible for managing their headcount while delivering their services to the global businesses and geographical regions.

Strategic direction

Our strategic objective is to become the world’s leading international bank.

Our strategic direction is aligned to two long-term trends:

•

International trade and capital flows – the world economy is becoming ever more connected. Financial flows between countries and regions are highly concentrated, and over the next decade we expect 35 markets to generate 90% of world trade growth with a similar degree of concentration in cross-border capital flows.

•

Economic development and wealth creation – we expect the GDP of economies currently deemed ‘emerging’ to have increased five-fold in size by 2050, benefiting from demographics and urbanisation, by which time they will be larger than the developed world. By then, we expect 19 of the 30 largest economies will be markets that are currently described as emerging.

HSBC is one of the few truly international banks and our advantages lie in the extent to which our network corresponds with markets relevant to international financial flows, our access and exposure to high growth markets and businesses, and our strong balance sheet, which helps to generate a resilient stream of earnings.

Based on these long-term trends and our competitive position, we have developed a strategy in two parts:

•

A network of businesses connecting the world – HSBC is well positioned to capture the growing international financial flows. Our global reach and range of services place us in a strong position to serve corporate clients as they grow from small enterprises into large and international corporates.

•

Wealth management and retail with local scale – we will capture opportunities arising from social mobility and wealth creation in the faster-growing markets in which we are present. We will invest in retail businesses only in markets where we can achieve profitable scale.

To implement this strategy we have set three priorities for the Group: grow the business and dividends; implement Global Standards; and streamline processes and procedures.

Grow the business and dividends

We continue to position HSBC for growth, generating capital to invest in mostly organic opportunities in our home and priority growth markets, while progressively growing the dividend.

We have adopted six filters, which serve as a tool to determine which businesses fit or do not fit in our portfolio. They help to address fragmentation in our business portfolio by identifying which non-strategic businesses to dispose of.

In deciding where to invest additional resources going forward, we will follow this stringent framework to assess investment opportunities using strategic, risk and financial criteria. Decisions on how we allocate our resources are made by the GMB under authority delegated from the Board.

For examples of the measures taken by the global businesses to implement the Group’s growth priorities, see pages 48 to 56.

HSBC HOLDINGS PLC

Overview (continued)

Implement Global Standards

We believe that implementing Global Standards gives HSBC a distinct competitive advantage. We continue to build a more sustainable business model by investing in best-in-class risk and compliance capabilities, while de-risking operations in higher-risk areas.

The Group’s specific programme to enhance Global Standards with respect to financial crime risk continues to make progress. With a focus on managing execution risk, the various workstreams have been consolidated under a governance framework.

A Global Standards Execution Committee, reporting to the Global Standards Steering Meeting (‘GSSM’ – part of the Group Management Board) and the Financial System Vulnerabilities Committee, provides execution controls based on the direction and priorities set by the GSSM.

Under this governance structure, a global deployment approach has been developed to manage execution risk and oversee a prioritised implementation programme. The three primary areas of focus are:

•

customer due diligence: developing an integrated framework to manage financial crime risk more effectively across the complete customer lifecycle. This includes Know Your Customer programmes, affiliate due diligence programmes and work on areas such as tax transparency and bearer shares;

•	financial crime compliance: creating a consistent, flexible and scalable Compliance organisation and the financial crime risk controls to make sure we meet all DPA and other regulatory obligations. This includes implementing a comprehensive anti-money laundering and sanctions compliance programme globally; and

•	financial intelligence: building our capabilities in the capture and use of customer and transactional level data to identify suspicious transactions, activity or connections.

Streamline processes and procedures

We have put in place a structure to manage the bank globally, moving from a federated business to a globally driven business model. Our aim is to continue to streamline, globalise and simplify our processes and procedures to generate sustainable savings. This will release capacity to further invest in growing the business.

If we are successful in executing our strategy we will be regarded as the world’s leading international bank.

Risk

As a provider of banking and financial services, risk is at the core of our day-to-day activities.

The chart below provides a high level guide to how HSBC’s business activities are reflected in our risk measures and in our balance sheet. The third-party assets and liabilities shown therein indicate the contribution of each global business to the Group’s balance sheet. In addition, the regulatory RWAs illustrate the relative size of the risks each of them incur.

HSBC HOLDINGS PLC

Overview (continued)

Exposure to risks arising from the business activities of global businesses

For footnote, see page 100.

In carrying out our business activities, we incur a range of risks, some of which are measured and managed via capital, and some by other mechanisms. For the risks assessed via capital, we use both regulatory and economic capital methodologies. Our risk appetite is most shaped by regulatory capital, as it currently exceeds economic capital and therefore bounds risk capacity and risk appetite to a greater degree in the current environment. The table above shows the Pillar 1 regulatory capital demand for those risks and is represented by RWAs. Under this regulatory capital framework, the capital invested in our Insurance business, which at 30 June 2013 was US$9.5bn, is deducted from regulatory capital. HSBC is also exposed to other risks as shown in the table above. The regulatory capital required against these other risks is covered within the total capital that HSBC holds.

Risk factors

Our businesses are exposed to a variety of risk factors that could potentially affect the results of our operations or financial condition. These are summarised on page 20 of the Annual Report and

Accounts 2012. They inform our ongoing assessment of our top and emerging risks.

Top and emerging risks

We classify certain risks as ‘top’ or ‘emerging’. We define a ‘top risk’ as being a current, extant risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one-year horizon. We consider an ‘emerging risk’ to be one which has large uncertain outcomes which may form and crystallise beyond a one-year horizon and which, if they were to crystallise, could have a material effect on our long-term strategy.

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks which we assess on a Group-wide basis. Top and emerging risks fall under the following three broad categories:

•	macroeconomic and geopolitical risk;

HSBC HOLDINGS PLC

Overview (continued)

•	macro-prudential, regulatory and legal risks to our business model; and

•	risks related to our business operations, governance and internal control systems.

During the first half of 2013, our senior management paid particular attention to a number of top and emerging risks which are summarised below:

Macroeconomic and geopolitical risk

•	Emerging markets slowdown

•	Increased geopolitical risk and changes in energy markets

•	Threats to the global economy from a disorderly exit from quantitative easing

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Risks related to our business operations, governance and internal control systems

•	Regulatory commitments and consent orders including under the Deferred Prosecution Agreements

•	Internet crime and fraud

•	Data management

•	Disposals

•	Level of change in the Compliance function

•	Information security risk

•	Model risk

All the above risks are regarded as top risks.

A detailed account of these risks is provided on page 105. Further comments on expected risks and uncertainties are made throughout the Annual Report and Accounts 2012, particularly in the section on Risk, pages 123 to 249.

Risk appetite

Risk appetite is a key component of our management of risk and describes the types and level of risk we are prepared to accept in delivering our strategy. Our risk appetite is set out in the Group’s Risk Appetite Statement and is central to the annual planning process. Global businesses, geographical regions and global functions are required to articulate their risk appetite statements.

Our risk appetite may be revised in response to our assessment of the top and emerging risks we have identified.

Quantitative and qualitative metrics are assigned to nine key categories: earnings, capital, liquidity and funding, securitisations, cost of risk, intra-Group lending, strategic investments, risk categories and risk diversification and concentration. Measurement against the metrics:

•	guides underlying business activity, ensuring it is aligned to risk appetite statements;

•	informs risk-adjusted remuneration;

•	enables the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	promptly identifies business decisions needed to mitigate risk.

Some of the core metrics that are measured, monitored and presented monthly to the Board are tabulated below:

Risk appetite metrics

	Target[10]	At 30 June 2013

Core tier 1 ratio	9.5% to 10.5%	12.7%
Return on equity	12% to 15%	12.0%
Return on RWAs	2.1% to 2.7%	2.6%
Cost efficiency ratio	48% to 52%	53.5%
Advances to customer accounts ratio	Below 90%	73.7%
Cost of risk (LICs)	Below 15% of operating income	7.9%

For footnote, see page 100.

HSBC HOLDINGS PLC

Interim Management Report

Financial summary

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 208. When we measure performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort year-on-year comparisons. These are considered non-GAAP financial measures. ‘Constant currency’ and ‘underlying performance’ are non-GAAP financial measures that we use throughout our Interim Management Report and are described below. Other non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Constant currency

Constant currency adjusts the period-on-period effects of foreign currency translation differences on performance by comparing reported results for the half-year to 30 June 2013 with reported results for the half-years to 30 June 2012 and 31 December 2012 retranslated at average exchange rates for the half-year to 30 June 2013. Except where stated otherwise, commentaries are on a constant currency basis, as reconciled in the table overleaf.

The foreign currency translation differences reflect the movements of the US dollar against most major currencies during the six months and the year to 30 June 2013.

We exclude the translation differences because we consider the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.

Constant currency

Constant currency comparatives for the half-year to 30 June 2012 and 31 December 2012 referred to in the commentaries below are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for the half-years to 30 June 2012 and 31 December 2012 at the average rates of exchange for the half-year to 30 June 2013; and

•	the balance sheets at 30 June 2012 and 31 December 2012 at the prevailing rates of exchange ruling at 30 June 2013.

No adjustment has been made to the exchange rates used to translate assets and liabilities denominated in foreign currency into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
HSBC	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	19,376	(278)	19,098	17,819	(8)	(7)
Net fee income	8,307	(85)	8,222	8,404	1	2
Own credit spread[20]	(2,170)	8	(2,162)	(19)	99	99
Gains on disposal of US branch network and cards business	3,809	–	3,809	–	(100)	(100)
Other income[21]	7,575	(171)	7,404	8,168	8	10

Net operating income[22]	36,897	(526)	36,371	34,372	(7)	(5)

Loan impairment charges and other credit risk provisions	(4,799)	101	(4,698)	(3,116)	35	34

Net operating income	32,098	(425)	31,673	31,256	(3)	(1)

Operating expenses	(21,204)	313	(20,891)	(18,399)	13	12

Operating profit	10,894	(112)	10,782	12,857	18	19

Share of profit in associates and joint ventures	1,843	14	1,857	1,214	(34)	(35)

Profit before tax	12,737	(98)	12,639	14,071	10	11

By global business[23]
Retail Banking and Wealth Management	6,410	2	6,412	3,267	(49)	(49)
Commercial Banking	4,429	(41)	4,388	4,133	(7)	(6)
Global Banking and Markets	5,047	(63)	4,984	5,723	13	15
Global Private Banking	527	(14)	513	108	(80)	(79)
Other	(3,676)	18	(3,658)	840

Profit before tax	12,737	(98)	12,639	14,071	10	11

By geographical region[23]
Europe	(667)	19	(648)	2,768
Hong Kong	3,761	–	3,761	4,205	12	12
Rest of Asia-Pacific	4,372	(23)	4,349	5,057	16	16
Middle East and North Africa	772	(15)	757	909	18	20
North America	3,354	(7)	3,347	666	(80)	(80)
Latin America	1,145	(72)	1,073	466	(59)	(57)

Profit before tax	12,737	(98)	12,639	14,071	10	11

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
HSBC	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	18,296	(102)	18,194	17,819	(3)	(2)
Net fee income	8,123	(48)	8,075	8,404	3	4
Own credit spread[20]	(3,045)	20	(3,025)	(19)	99	99
Gains on disposal of US branch network, US cards business and Ping An	3,215	–	3,215	–	(100)	(100)
Other income[21]	4,844	(251)	4,593	8,168	69	78

Net operating income[22]	31,433	(381)	31,052	34,372	9	11

Loan impairment charges and other credit risk provisions	(3,512)	9	(3,503)	(3,116)	11	11

Net operating income	27,921	(372)	27,549	31,256	12	13

Operating expenses	(21,723)	147	(21,576)	(18,399)	15	15

Operating profit	6,198	(225)	5,973	12,857	107	115

Share of profit in associates and joint ventures	1,714	13	1,727	1,214	(29)	(30)

Profit before tax	7,912	(212)	7,700	14,071	78	83

By global business[23]
Retail Banking and Wealth Management	3,165	(15)	3,150	3,267	3	4
Commercial Banking	4,106	(3)	4,103	4,133	1	1
Global Banking and Markets	3,473	31	3,504	5,723	65	63
Global Private Banking	482	(1)	481	108	(78)	(78)
Other	(3,314)	(224)	(3,538)	840

Profit before tax	7,912	(212)	7,700	14,071	78	83

By geographical region[23]
Europe	(2,747)	(105)	(2,852)	2,768
Hong Kong	3,821	(7)	3,814	4,205	10	10
Rest of Asia-Pacific	6,076	(75)	6,001	5,057	(17)	(16)
Middle East and North Africa	578	(13)	565	909	57	61
North America	(1,055)	(10)	(1,065)	666
Latin America	1,239	(2)	1,237	466	(62)	(62)

Profit before tax	7,912	(212)	7,700	14,071	78	83

For footnotes, see page 100.

Underlying performance

Underlying performance:

•	adjusts for the period-on-period effects of foreign currency translation;

•

eliminates the fair value movements on our long-term debt attributable to credit spread (‘own credit spread’) where the net result of such movements will be zero upon maturity of the debt (see footnote 20 on page 100); and

•	adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the period incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the periods presented so we can view results on a like-for-like basis. For example, if a disposal was made in the current year, any gain or loss on disposal, any associated gain or loss on reclassification or impairment recognised and the results of the disposed-of business would be removed from the results of the current year and the previous year as if the disposed-of business did not exist in those years. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

HSBC HOLDINGS PLC

Interim Management Report (continued)

We use underlying performance to explain period-on-period changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant because we consider that this basis more appropriately reflects operating performance.

The following acquisitions, disposals and changes to ownership levels affected the underlying performance:

Disposal gains/(losses) affecting underlying performance

	Date	Disposal gain/(loss)
		US$m
HSBC Bank Canada’s disposal of HSBC Securities (Canada) Inc’s full service retail brokerage business[24]	Jan 2012	83

The Hongkong and Shanghai Banking Corporation Limited’s disposal of RBWM operations in Thailand[24]	Mar 2012	108

HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc.’s disposal of US Card and Retail Services business[24]	May 2012	3,148
HSBC Bank USA, N.A.’s disposal of 138 non-strategic branches[24]	May 2012	661
HSBC Argentina Holdings S.A.’s disposal of its non-life insurance manufacturing subsidiary[24]	May 2012	102

The Hongkong and Shanghai Banking Corporation Limited’s disposal of its private banking business in Japan[24]	Jun 2012	67
The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in a property company in the Philippines	Jun 2012	130

Hang Seng Bank Limited’s disposal of its non-life insurance manufacturing subsidiary[24]	Jul 2012	46
HSBC Bank USA, N.A.’s disposal of 57 non-strategic branches[24]	Aug 2012	203
HSBC Asia Holdings B.V.’s investment loss on a subsidiary[24]	Aug 2012	(85)
HSBC Bank plc’s disposal of HSBC Securities SA	Aug 2012	(11)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Credit Zrt	Aug 2012	(2)

HSBC Europe (Netherlands) B.V.’s disposal of HSBC Insurance (Ireland) Limited	Oct 2012	(12)
HSBC Europe (Netherlands) B.V.’s disposal of HSBC Reinsurance Limited	Oct 2012	7
HSBC Private Bank (UK) Limited’s disposal of Property Vision Holdings Limited	Oct 2012	(1)
HSBC Investment Bank Holdings Limited’s disposal of its stake in Havas Havalimanlari Yer Hizmetleri Yatirim Holding Anonim Sirketi	Oct 2012	18

HSBC Insurance (Asia) Limited’s disposal of its non-life insurance portfolios[24]	Nov 2012	117
HSBC Bank plc’s disposal of HSBC Shipping Services Limited	Nov 2012	(2)

HSBC Bank (Panama) S.A.’s disposal of its operations in Costa Rica, El Salvador and Honduras[24]	Dec 2012	(62)
HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited’s disposal of their shares in Ping An Insurance (Group) Company of China, Ltd.[24]	Dec 2012	3,012

The Hongkong and Shanghai Banking Corporation Limited’s disposal of its shareholding in Global Payments Asia-Pacific Limited[24]	Dec 2012	212
Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[24]	Jan 2013	1,089

HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[24]	Mar 2013	104
Household Insurance Group Holding company’s disposal of its insurance manufacturing business[24]	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC disposal of its property and Casualty Insurance business in Mexico[24]	Apr 2013	20
HSBC Bank plc’s disposal of its shareholding HSBC (Hellas) Mutual Funds Management SA (‘HSBC AEDAK’)	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited[24]	May 2013	28
HSBC Bank plc’s disposal of HSBC Assurances IARD	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited’s disposal of HSBC Life (International) Limited’s Taiwan branch operations	June 2013	(36)

Acquisition gains/(losses) affecting underlying performance[25]
	Date	Fair value gain on acquisition
		US$m
Gain on the merger of Oman International Bank S.A.O.G. and the Omani operations of HSBC Bank Middle East Limited	Jun 2012	3
Gain on the acquisition of the onshore retail and commercial banking business of Lloyds Banking Group in the UAE by HSBC Bank Middle East Limited	Oct 2012	18

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following table reconciles our reported revenue, loan impairment charges, operating expenses and profit before tax for the first half of 2013 and the two halves of 2012 to an underlying basis. Throughout this Interim Report, we reconcile other reported results to underlying results when doing so results in a more useful discussion of operating performance. Equivalent tables are provided for each of our global businesses and geographical segments on pages 57a and 98a, which are available on www.hsbc.com.

Reconciliation of reported and underlying items

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%
Revenue[22]
Reported revenue	34,372	36,897	(7)	34,372	31,433	9
Currency translation adjustment[18]		(534)			(401)
Own credit spread[20]	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,097)	(6,439)		(1,097)	(3,688)

Underlying revenue	33,294	32,094	4	33,294	30,389	10

Loan impairment charges and other credit risk provisions (‘LIC’s)
Reported LICs	(3,116)	(4,799)	35	(3,116)	(3,512)	11
Currency translation adjustment[18]		101			9
Acquisitions, disposals and dilutions	1	331		1	8

Underlying LICs	(3,115)	(4,367)	29	(3,115)	(3,495)	11

Operating expenses
Reported operating expenses	(18,399)	(21,204)	13	(18,399)	(21,723)	15
Currency translation adjustment[18]		313			147
Acquisitions, disposals and dilutions	87	964		87	180

Underlying operating expenses	(18,312)	(19,927)	8	(18,312)	(21,396)	14

Underlying cost efficiency ratio	55.0%	62.1%		55.0%	70.4%

Profit before tax
Reported profit before tax	14,071	12,737	10	14,071	7,912	78
Currency translation adjustment[18]		(106)			(232)
Own credit spread[20]	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,012)	(5,905)		(1,012)	(4,179)

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

By global business[23]
Retail Banking and Wealth Management	3,340	1,338	150	3,340	2,662	25
Commercial Banking	4,131	3,970	4	4,131	3,654	13
Global Banking and Markets	5,729	4,760	20	5,729	3,235	77
Global Private Banking	108	457	(76)	108	482	(78)
Other	(230)	(1,629)	86	(230)	(3,487)	93

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

By geographical region[23]
Europe	2,776	949	193	2,776	(364)
Hong Kong	4,205	3,733	13	4,205	3,422	23
Rest of Asia-Pacific	3,940	3,326	18	3,940	2,363	67
Middle East and North Africa	910	734	24	910	618	47
North America	808	(772)		808	(717)
Latin America	439	926	(53)	439	1,224	(64)

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying average risk–weighted assets

Group

	Half–year to
	30 June 2013	30 June 2012	Change	30 June 2013	31 December 2012	Change
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	1,109	1,194	(7)	1,109	1,146	(3)
Currency translation adjustment	–	(5)		–	(6)
Acquisitions, disposals and dilutions	(14)	(96)		(14)	(57)

Average underlying RWAs	1,095	1,093	–	1,095	1,083	1

US CML and other

	Half–year to
	30 June 2013	30 June 2012	Change	30 June 2013	31 December 2012	Change
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	99	127	(22)	99	116	(15)

Average underlying RWAs	99	127	(22)	99	116	(15)

21a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated income statement

Summary income statement

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m

Net interest income	17,819	19,376	18,296
Net fee income	8,404	8,307	8,123
Net trading income	6,362	4,519	2,572
Net expense from financial instruments designated at fair value	(1,197)	(1,183)	(1,043)
Gains less losses from financial investments	1,856	1,023	166
Dividend income	107	103	118
Net earned insurance premiums	6,226	6,696	6,348
Gains on disposal of US branch network, US cards business and Ping An	–	3,809	3,215
Other operating income	946	1,022	1,078

Total operating income	40,523	43,672	38,873

Net insurance claims incurred and movement in liabilities to policyholders	(6,151)	(6,775)	(7,440)

Net operating income before loan impairment charges and other credit risk provisions	34,372	36,897	31,433

Loan impairment charges and other credit risk provisions	(3,116)	(4,799)	(3,512)

Net operating income	31,256	32,098	27,921

Total operating expenses	(18,399)	(21,204)	(21,723)

Operating profit	12,857	10,894	6,198

Share of profit in associates and joint ventures	1,214	1,843	1,714

Profit before tax	14,071	12,737	7,912

Tax expense	(2,725)	(3,629)	(1,686)

Profit for the period	11,346	9,108	6,226

Profit attributable to shareholders of the parent company	10,284	8,438	5,589
Profit attributable to non-controlling interests	1,062	670	637

Average foreign exchange translation rates to US$:
US$1: £	0.648	0.634	0.628
US$1: €	0.761	0.771	0.786

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reported profit before tax of US$14.1bn in the first half of 2013 was US$1.3bn or 10% higher than in the first half of 2012, primarily due to minimal fair value movements on our own debt compared with adverse movements of US$2.2bn in the comparative period, and lower operating expenses. These factors were partially offset by lower gains (net of losses) from disposals and reclassifications of US$1.1bn compared with US$4.3bn in the first half of 2012. This mainly reflected the gain on disposal of the Card and Retail Services (‘CRS’) business in North America in May 2012, which more than offset the accounting gain arising in the first quarter of 2013 from the reclassification of Industrial Bank Co., Ltd (‘Industrial Bank’) as a financial investment following its issue of additional share capital to third parties.

On an underlying basis, profit before tax rose by 47%, primarily due to higher net operating income before loan impairment charges and other credit risk provisions (‘revenue’), lower loan impairment charges and other credit risk provisions (‘LIC’s), and lower operating expenses.

The following commentary is on an underlying basis, except where otherwise stated. The difference between reported and underlying results is explained and reconciled on page 21.

Revenue of US$33.3bn was US$1.2bn or 4% higher than in the first half of 2012, reflecting:

•	favourable fair value movements on non-qualifying hedges of US$293m compared with adverse movements of US$462m in the first half of 2012;

•	a net gain recognised on completion of the disposal of our investment in Ping An Insurance (Group) Company of China, Ltd. (‘Ping An’) of US$553m;

•	a favourable debit valuation adjustment (‘DVA’) of US$451m in GB&M on derivative contracts (see page 28);

•	foreign exchange gains on sterling debt issued by HSBC Holdings of US$442m;

•	a loss following the reclassification of the Monaco business in GPB to ‘held for sale’ of US$279m (see also Note 25 on the Financial statements); and

•	a loss of US$138m on the sale of an HFC Bank UK secured loan portfolio.

Excluding these items, the main drivers of revenue movements in our global businesses were as follows:

•

in GB&M, revenue increased in most of the businesses. Notably, there was a strong performance from Credit as clients sought funding from the debt capital markets, along with reserve releases compared with charges in the first half of 2012 and revaluation gains on assets in the legacy portfolio. In addition, income from Credit and Lending within Financing and Equity Capital Markets increased, benefiting from a rise in lending spreads and lower cost of funds compared with the same period last year. These factors were partly offset by a decline in revenue from Balance Sheet Management as expected due to reduced net interest income as proceeds from the sale and maturing of investments were reinvested at lower prevailing rates, coupled with a reduction in gains on the disposal of available-for-sale debt securities. In addition, revenue from Rates decreased as the first half of 2012 benefited from the significant tightening of spreads on eurozone bonds following the European Central Bank’s announcement of the Long-Term Refinancing Operation, although this reduction in revenue was partly offset by minimal fair value movements on structured liabilities compared with adverse movements in the first half of 2012;

•

in CMB, net interest income increased marginally, with growth in average customer loans and deposits largely offset by spread compression. Revenue also benefited from collaboration with other global businesses, particularly GB&M in Hong Kong, and a rise in lending fees;

•

in RBWM, revenue decreased, primarily reflecting losses on the sale of the non-real estate portfolio and the early termination of cash flow hedges, both in the US run-off portfolio. These factors were partly offset by higher net interest income from improved mortgage spreads and an increase in average mortgage balances, primarily in Hong Kong and the UK. In addition, net fee income increased reflecting higher investment product sales in Hong Kong, notably from unit trusts and retail brokerage; and

•

in GPB, revenue decreased as higher yielding positions matured and opportunities for reinvestment were limited by prevailing rates, lending and deposit spreads narrowed and average deposit balances fell.

LICs were US$1.3bn lower than in the first half of 2012, decreasing in the majority of our regions,

HSBC HOLDINGS PLC

Interim Management Report (continued)

notably North America, where the decrease primarily reflected improvements in housing market conditions, the continued reduction in the Consumer Mortgage and Lending (‘CML’) portfolio and lower delinquency levels. In Middle East and North Africa, we benefited from net releases of impairment charges, reflecting the improvement in the financial position of certain customers. In Europe, GB&M reported lower credit risk provisions following net releases on available-for-sale asset backed securities (‘ABS’s), compared with charges in the first half of 2012. In Rest of Asia-Pacific, LICs were lower as the first half of 2012 included a large individually assessed impairment charge on a corporate exposure in CMB and a credit risk provision on an available-for-sale debt security in GB&M. By contrast, LICs were higher in Latin America, notably in Mexico reflecting an increase in collective impairments in RBWM and an increase in individually assessed provisions in CMB. In Brazil, higher LICs included charges mainly relating to impairment model changes and assumption revisions for restructured loan accounts in portfolios in RBWM and Business Banking in CMB (see page 113), although this was in part offset by an improvement in the quality of the portfolio.

Operating expenses were lower than in the first half of 2012. This primarily arose from the non-recurrence of a provision for US anti-money laundering, Bank Secrecy Act (‘BSA’) and Office of Foreign Asset Control (‘OFAC’) investigations, and lower charges relating to UK customer redress programmes, restructuring and related costs.

The charges for UK customer redress programmes include estimates in respect of possible mis-selling in previous years of payment protection insurance (‘PPI’) policies of US$367m compared with US$1.0bn in the first half of 2012. The additional provision relating to PPI mainly reflects higher response rates than forecast as we progressed with our customer contact programmes. There are many factors which could affect these estimated liabilities and there remains a high degree of uncertainty as to the eventual cost of redress for these matters.

Excluding these items, operating expenses were US$298m higher than in the first half of 2012, primarily due to increased litigation-related costs in GB&M and in GPB in Europe, and a customer remediation provision connected to our former CRS business. We increased investment costs in strategic initiatives and infrastructure, while we continued to invest in our Global Standards governance and programmes. In addition, other costs rose due to higher third party service costs, marketing expenses, credit card related costs and general inflationary pressures. These factors were partly offset by sustainable cost savings of around US$800m, as we maintained our strict cost control. Staff costs fell due to an accounting gain arising from a change in the basis of delivering ill-health benefits to certain employees in the UK of US$430m, and lower performance-related costs, although these reductions were in part offset by wage inflation.

On a constant currency basis, income from associates decreased, driven by the disposal of our investment in Ping An and the reclassification of Industrial Bank as a financial investment. These factors were partly offset by higher income from Bank of Communications Co., Limited (‘BoCom’) due to balance sheet growth and higher fee income.

The reported profit after tax was US$11.3bn or 25% higher than in the first half of 2012, reflecting in part a lower tax charge in the first half of 2013. This was driven by the benefits arising from the non-taxable gains on profits associated with the reclassification of Industrial Bank as a financial investment and the disposal of our investment in Ping An, offset in part by the reduction in deferred tax assets recognised in Mexico following clarification of the tax law by the Mexican fiscal authority.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Notable revenue items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2013
Net gain on completion of Ping An disposal[26]	–	–	553	–	–	–	553

Half-year to 31 December 2012
Ping An contingent forward sale contract[27]	–	–	(553)	–	–	–	(553)

Notable revenue items by global business
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
		US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2013
Net gain on completion of Ping An disposal[26]		–	–	–	–	553	553

Half-year to 31 December 2012
Ping An contingent forward sale contract[27]		–	–	–	–	(553)	(553)

For footnotes, see page 100. Notable cost items by geographical region
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2013
Restructuring and other related costs	103	2	10	3	78	42	238
UK customer redress programmes	412	–	–	–	–	–	412

Half-year to 30 June 2012
Restructuring and other related costs	201	23	113	3	151	72	563
UK customer redress programmes	1,345	–	–	–	–	–	1,345
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	–	–	–	–	700	–	700

Half-year to 31 December 2012
Restructuring and other related costs	98	8	18	24	70	95	313
UK customer redress programmes	993	–	–	–	–	–	993
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws	375	–	–	–	846	–	1,221

Notable cost items by global business
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
		US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2013
Restructuring and other related costs		85	22	9	6	116	238
UK customer redress programmes		412	–	–	–	–	412

Half-year to 30 June 2012
Restructuring and other related costs		183	42	32	37	269	563
UK customer redress programmes		1,107	119	119	–	–	1,345
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws		–	–	–	–	700	700

Half-year to 31 December 2012
Restructuring and other related costs		83	20	31	21	158	313
UK customer redress programmes		644	139	212	(2)	–	993
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws		–	–	–	–	1,221	1,221

HSBC HOLDINGS PLC

Interim Management Report (continued)

Group performance by income and expense item

Net interest income

	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m		US$m		US$m

Interest income	25,740		29,549		27,153
Interest expense	(7,921)		(10,173)		(8,857)

Net interest income[28]	17,819		19,376		18,296

Average interest-earning assets	1,657,555		1,645,410		1,604,947
Gross interest yield[29]	3.13%		3.61%		3.37%
Cost of funds	(1.15%	)	(1.45%	)	(1.27%	)
Net interest spread[30]	1.99%		2.16%		2.10%
Net interest margin[31]	2.17%		2.37%		2.27%

For footnotes, see page 100.

The commentary in the following sections is on a constant currency basis unless otherwise stated.

Reported net interest income of US$17.8bn decreased by 8% compared with the first half of 2012. On a constant currency basis, it fell by 7%.

On an underlying basis, which excludes the net interest income earned by the businesses sold during 2012 and the first half of 2013 (see page 20) from all periods presented (first half of 2013: US$14m; first half of 2012: US$1.6bn) and currency translation movements of US$278m, net interest income rose by 2%. This reflected balance sheet growth in Hong Kong together with higher yields on lending and lower cost of funds in Europe, partly offset by lower net interest income earned in North America as a result of the run-off of the CML portfolio in the US and the consumer finance business in Canada.

The fall in both net interest spread and net interest margin compared with the first half of 2012 was attributable to significantly lower yields on customer lending, reflecting the sale of the higher yielding CRS business, and lower yields on our surplus liquidity. This was partly offset by a reduction in our cost of funds, notably on customer accounts and debt issued by the Group.

On a constant currency basis, interest income earned in the first half of 2013 on interest-earning assets fell. This was driven by lower interest income from customer lending, including loans classified within ‘Assets held for sale’, as a consequence of business disposals, principally the CRS business in the US in 2012. Interest income from customer lending also declined in Latin America, as a result of lower yields in Brazil following the reduction in interest rates since the start of 2012. By contrast, interest income on customer lending in Hong Kong rose, driven by growth in residential mortgages in

RBWM, and term and trade-related lending in CMB from continued client demand. However, the benefit to interest income of this volume growth was partly offset by lower yields as interest rates declined in a number of countries in Asia.

Revenue in Balance Sheet Management also decreased. Yields on financial investments and cash placed with banks and central banks declined as the proceeds from maturities and sales of available-for-sale debt securities were reinvested at lower prevailing rates. This was partly offset by a rise in the size of the Balance Sheet Management portfolio, reflecting growth in customer deposits.

The decrease in interest income was offset in part by a reduction in interest expense. This was driven by a lower cost of funds on customer accounts, as the growth in average balances, notably in Europe, Hong Kong and Rest of Asia-Pacific, was more than offset by a reduction in the interest rate paid to customers. There was also a decline in the interest expense on customer accounts in Latin America, principally in Brazil, reflecting the managed reduction in term deposits and the transformation of the funding base, substituting wholesale customer deposits for medium-term notes, together with the decline in average interest rates.

Interest expense on debt issued by the Group also decreased. Average balances outstanding fell, mainly in North America, where funding requirements declined as a result of business disposals and the run-off of the CML portfolio, and in Europe, as a result of net redemptions. The effective interest rate also declined as new issuances were at lower prevailing rates.

‘Net interest income’ includes the expense of internally funding trading assets, while related revenue is reported in ‘Net trading income’. The

HSBC HOLDINGS PLC

Interim Management Report (continued)

internal cost of funding of these assets declined, reflecting a rise in third party funding of our trading book, together with a fall in average trading assets in Latin America, and interest rate reductions in a number of countries. In reporting our global business results, this cost is included within ‘Net trading income’.

Net fee income

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Account services	1,701	1,755	1,808
Funds under management	1,347	1,242	1,319
Cards	1,304	1,716	1,314
Credit facilities	930	867	894
Broking income	734	707	643
Imports/exports	580	606	590
Underwriting	518	377	362
Unit trusts	481	344	395
Remittances	415	399	420
Global custody	364	375	362
Insurance	280	425	271
Corporate finance	171	230	140
Trust income	143	141	142
Investment contracts	66	71	70
Mortgage servicing	42	47	39
Other	1,072	979	1,099

Fee income	10,148	10,281	9,868

Less: fee expense	(1,744)	(1,974)	(1,745)

Net fee income	8,404	8,307	8,123

Net fee income increased by US$97m on a reported basis, and by US$182m on a constant currency basis. This growth was mainly due to a rise in underwriting and wealth management activities.

On an underlying basis, which excludes the net fee income relating to the business disposals listed on page 20 (first half of 2013: expense of US$4m; first half of 2012: income of US$364m) and currency translation movements of US$85m, net fee income rose by US$550m, or 7%.

Underwriting fees rose as we captured increased client demand for equity and debt capital financing in Europe and Hong Kong and, in part, from the enhanced collaboration between CMB and GB&M.

Fees from unit trusts and funds under management grew, notably in Hong Kong, reflecting improved market sentiment and strong customer demand. Fee income from Credit facilities also rose, most notably in Europe in CMB.

These factors were partly offset by the sale of the CRS business, which led to a reduction in cards and insurance fee income as well as fee expenses. As part of that transaction, we receive fee income relating to a transition service agreement made with the purchaser, this is reported in ‘Other fee income’ while associated costs are reported in ‘Operating expenses’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Trading activities	5,766	3,622	1,627
Ping An contingent forward sale contract[26]	(682)	–	(553)
Net interest income on trading activities	1,132	1,385	1,298
Gain/(loss) on termination of hedges	(200)	3	(3)
Other trading income/(expense) – hedge ineffectiveness:
– on cash flow hedges	7	3	32
– on fair value hedges	46	(32)	5
Non-qualifying hedges	293	(462)	166

Net trading income[32,33]	6,362	4,519	2,572

For footnotes, see page 100.

Reported net trading income of US$6.4bn was US$1.8bn higher than in the first half of 2012. On a constant currency basis, it was US$1.9bn higher, notably in Europe.

The rise in net income from trading activities was due in part to favourable foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value of US$1.1bn, compared with adverse movements of US$454m reported in the first half of 2012. These offset adverse foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’. In addition, we reported foreign exchange gains of US$442m on sterling debt issued by HSBC Holdings, together with a favourable DVA of US$451m on derivative contracts reflecting a widening of spreads on HSBC credit default swaps and refinement of the calculation.

In addition, revenue from trading activities in Global Markets rose. Credit trading revenue increased as a result of reserve releases compared with charges in the first half of 2012, and revaluation gains on assets in the legacy portfolio. Foreign Exchange trading revenue rose as a result of higher client volumes reflecting improved electronic pricing and distribution capabilities, although this was offset in part by margin compression resulting from increased competition. Equities trading revenue also grew, reflecting fair value movements on assets in Europe together with minimal fair value movements on structured liabilities which contrasted with adverse fair value movements in the first half of 2012. These factors were partly offset by a fall in Rates revenue. Our Rates business benefited from a significant tightening of spreads on eurozone bonds in the first half of 2012 following the European Central Bank’s Long-Term Refinancing Operation. Although performance in the first quarter of 2013 was resilient, the second quarter was adversely affected by more volatile market conditions as a result of expectations that the scale of government repurchase schemes and quantitative easing measures may be reduced. We reported favourable fair value movements on structured liabilities totalling US$4m, compared with adverse fair value movements of US$330m, as reported in the first half of 2012.

In the first half of 2013, there were favourable movements on non-qualifying hedges compared with adverse movements in the comparable period. These types of hedges are discussed further on page 36 of the Annual Report and Accounts 2012. In North America, we reported favourable fair value movements on non-qualifying hedges as US long-term interest rates increased, compared with adverse fair value movements in the first half of 2012. There were also favourable fair value movements on non-qualifying hedges in Europe, driven by HSBC Holdings, as long-term sterling and euro interest rates rose to a lesser extent than US interest rates, compared with adverse movements in the first half of 2012.

In addition, net trading income was adversely affected by a loss of US$199m relating to the early termination of qualifying accounting hedges in HSBC Finance Corporation (‘HSBC Finance’) as a result of anticipated changes in funding.

During the first half of 2013, we reported adverse fair value movements of US$682m on the contingent forward sale contract relating to Ping An in Rest of Asia-Pacific (see page 76). See footnote 26 on page 100 for a description of the overall effect of the transaction in the first half of 2013.

Net interest income from trading activities also declined. This was driven by significantly lower yields on debt securities and reverse repos held for trading, reflecting the downward movement in interest rates, partly offset by a reduction in funding costs.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net expense from financial instruments designated at fair value

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	717	811	2,169
– liabilities to customers under investment contracts	(506)	(260)	(736)

– HSBC’s long-term debt issued and related derivatives	(1,419)	(1,810)	(2,517)
Change in own credit spread on long-term debt[34]	(19)	(2,170)	(3,045)
Other changes in fair value[35]	(1,400)	360	528

– other instruments designated at fair value and related derivatives	11	76	41

Net expense from financial instruments designated at fair value	(1,197)	(1,183)	(1,043)

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose

	At
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m

Financial assets designated at fair value at period-end	35,318	32,310	33,582
Financial liabilities designated at fair value at period-end	84,254	87,593	87,720

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[36]	10,017	7,884	8,376
– unit-linked insurance and other insurance and investment contracts	23,365	20,968	23,655
Long-term debt issues designated at fair value	71,456	75,357	74,768

For footnotes, see page 100.

The majority of the financial liabilities designated at fair value relate to fixed-rate long-term debt issued and managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 37 of the Annual Report and Accounts 2012.

Net expense from financial instruments designated at fair value was US$1.2bn in the first half of 2013, in line with the same period in 2012. This included the credit spread-related movements in the fair value of our own long-term debt, which was broadly unchanged compared with an adverse movement of US$2.2bn in the first half of 2012.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts was lower in the first half of 2013 than in the first half of 2012. This was driven by falling equity markets and bond prices in Hong Kong and lower net income on the bond portfolio in Brazil, partly offset by improved market conditions in the UK.

The investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers (see page 38 of the Annual Report and Accounts 2012 for details of the treatment of the movement in these liabilities).

Other changes in fair value included adverse foreign exchange movements in the first half of the year compared with favourable movements in the same period in 2012 on foreign currency debt designated at fair value issued as part of our overall funding strategy. An offset from assets held as economic hedges was reported in ‘Net trading income’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gains less losses from financial investments

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Net gains/(losses) from disposal of:
– debt securities	416	672	109
– Ping An equity securities classified as available-for-sale[26]	1,235	–	–
– other equity securities	253	456	367
– other financial investments	(2)	5	–

	1,902	1,133	476
Impairment of available-for-sale equity securities	(46)	(110)	(310)

Gains less losses from financial investments	1,856	1,023	166

In the first half of 2013, gains less losses from financial investments rose by US$833m on a reported basis and US$843m on a constant currency basis, driven by a significant increase in net gains from the disposal of available-for-sale equity securities in Rest of Asia-Pacific following the disposal of our investment in Ping An (see footnote 26 on page 100 for a description of the overall effect of the transaction in the first half of 2013). This was partly offset by the non-recurrence of gains in Hong Kong from the sale of our shares in two Indian banks in the first half of 2012.

The decline in impairments on available-for-sale equity securities also contributed to the rise in gains less losses from financial investments. This reflected a write-down of a holding in the first half of 2012 within our direct investment business which is in run-off.

Net gains on the disposal of debt securities fell as the first half of 2012 included significant gains on the sale of available-for-sale government debt securities, notably in the UK, as part of Balance Sheet Management’s structural interest rate risk management activities. The fall was partly offset by higher gains on disposal of available-for-sale debt securities in North America in the first half of 2013.

Net earned insurance premiums

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Gross insurance premium income	6,451	6,929	6,673
Reinsurance premiums	(225)	(233)	(325)

Net earned insurance premiums	6,226	6,696	6,348

In the first half of 2013, net earned insurance premiums decreased by US$470m and US$394m on a reported and constant currency basis, respectively.

This reduction was primarily driven by lower premiums in Latin America, Europe and North America, partly offset by an increase in Hong Kong.

In Latin America, net earned premiums decreased in Brazil due to lower sales of unit-linked pension products, primarily as a result of the restructuring of the distribution channel and the sale of the non-life business in Argentina in the first half of 2012.

The reduction in net earned premiums in North America was due to the sale of our life insurance business in the first half of 2013.

In Europe, net earned premiums decreased, mainly in France, as a result of lower sales of investments contracts with DPF. In addition, the first half of 2012 benefited from a number of large sales via independent financial advisers.

In Hong Kong, premium income increased compared with the first half of 2012 as a result of increased renewals of insurance contracts with DPF and unit-linked insurance contracts, partly offset by the disposal of the non-life business in the second half of 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gains on disposal of US branch network, US cards business and Ping An

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Gains on disposal of US branch network	–	661	203
Gains on disposal of US cards business	–	3,148	–
Gains on disposal of Ping An37	–	–	3,012

Total	–	3,809	3,215

For footnote, see page 100.

In the second half of 2012, we entered into an agreement to dispose of our entire shareholding in Ping An in two tranches, details of which are described on page 472 of the Annual Report and Accounts 2012. The first tranche was completed on 7 December 2012 at which point we ceased to account for Ping An as an associate and recognised a gain on disposal of US$3.0bn. The remaining shareholding in respect of the second tranche was recognised as a financial investment. The fixing of the sale price in respect of the second tranche gave rise to a contingent forward sale contract, for which there was an adverse fair value movement of US$553m recorded in ‘Net trading income’.

In the first half of 2013, we completed the disposal of our investment in Ping An realising a gain of US$1.2bn recorded in ‘Gains less losses from financial investments’. This was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract recorded in ‘Net trading income’, leading to a net gain in the period of US$553m.

Other operating income

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Rent received	77	100	110
Gains/(losses) recognised on assets held for sale	(481)	202	283
Valuation gains on investment properties	110	43	29
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	14	146	41
Gains arising from dilution of interest in Industrial Bank	1,089	–	–
Change in present value of in-force long-term insurance business	100	401	336
Other	37	130	279

Other operating income	946	1,022	1,078

Change in present value of in-force long-term insurance business

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Value of new business	517	530	497
Expected return	(249)	(216)	(204)
Assumption changes and experience variances	(127)	87	(18)
Other adjustments	(41)	–	61

Change in present value of in-force long-term insurance business	100	401	336

Reported other operating income of US$946m decreased by US$76m in the first half of 2013 and by US$45m on a constant currency basis.

Reported other operating income included net gains on the disposals and the reclassifications listed on page 20 of US$1.1bn in the first half of 2013,

largely relating to an accounting gain arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties, compared with net gains of US$484m in the comparable period of 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

On an underlying basis, which excludes the net gains above and currency translation of US$30m, other operating income decreased, driven by a loss of US$271m following the sale of our CML non-real estate personal loan portfolio in April 2013, together with a loss of US$279m relating to the reclassification of our Monaco business to held for sale (see also Note 25 on the Financial Statements). In addition, we recognised a loss of US$138m on the sale of an HFC Bank UK secured loan portfolio in RBWM in Europe.

There were lower favourable movements in the present value of in-force (‘PVIF’) long-term insurance business. This was largely due to favourable valuation of policyholder options and guarantees in Hong Kong in the first half of 2012, together with an increase in lapse rates and interest rate movements in Latin America in the first half of 2013.

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Insurance claims incurred and movement in liabilities to policyholders:
– gross	6,239	6,869	7,660
– reinsurers’ share	(88)	(94)	(220)

– net[38]	6,151	6,775	7,440

For footnote, see page 100.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 9% on a reported basis, and by 8% on a constant currency basis.

The reduction in claims was primarily due to a decrease in new business written, notably in Latin America and North America, and includes the effect of business disposals partly offset by increased renewals in Hong Kong as explained under ‘Net earned insurance premiums’.

Further reductions in claims resulted from lower investment returns on the assets held to support policyholder contracts where the policyholder bears investment risk. This reflected adverse equity market movements in Hong Kong and lower investment gains in Brazil as a result of market movements, partly offset by favourable equity market movements in the UK and France. The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Loan impairment charges
New allowances net of allowance releases	3,828	5,093	4,213
Recoveries of amounts previously written off	(639)	(568)	(578)

	3,189	4,525	3,635
Individually assessed allowances	1,121	1,103	1,036
Collectively assessed allowances	2,068	3,422	2,599

Impairment/(releases of impairment) of available-for-sale debt securities	(82)	243	(144)
Other credit risk provisions	9	31	21

Loan impairment charges and other credit risk provisions	3,116	4,799	3,512

	%	%	%
– as a percentage of underlying revenue	9.4	13.8	12.2

Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.7	1.0	0.9

On a reported basis, LICs reduced from US$4.8bn to US$3.1bn, a decrease of 35%. The percentage of impairment charges to average gross loans and advances in the first half of 2013 was 0.7% compared with 1.0% at 30 June 2012 and 0.9% at 31 December 2012. This improvement was due to decreases in North America and the Middle East and North Africa partly offset by increases in Latin America as a result of the movements described below.

On a constant currency basis, LICs fell by US$1.6bn, a reduction of 34%.

Collectively assessed charges decreased by US$1.3bn while individually assessed impairment charges increased by 3%. Credit risk provisions on available-for-sale debt securities fell by US$322m.

The fall in collectively assessed charges was driven in North America by improvements in housing market conditions, the continuing run-off of the CML portfolio in the first half of 2013 and lower delinquency levels. This was partially offset by increases in Latin America as a result of higher collective provisions mainly relating to impairment model changes and assumption revisions in Brazil for restructured loans in portfolios in RBWM and Business Banking in CMB.

The increase in individually assessed loan impairment charges was due to higher levels of impairment in Latin America, mainly on exposures to homebuilders in Mexico, and higher individually assessed provisions in CMB in the UK. These were partly offset by decreases in the Middle East and North Africa in GB&M, RBWM and CMB.

The reduction in credit risk provisions on available-for-sale debt securities was driven by

GB&M as a result of net releases in Europe and, in Rest of Asia-Pacific, the non-recurrence of a credit risk provision on an available-for-sale debt security in GB&M in the first half of 2012.

In North America, LICs decreased by 68% to US$696m, mainly in the US, driven by significant favourable market value adjustments in the value of underlying properties of US$603m reflecting improvements in housing market conditions, a reduction in CML lending balances as the portfolio continued to run off and lower delinquency levels. In addition, loan impairment charges declined by US$323m due to the sale of the CRS business in 2012. Partially offsetting these declines was an increase of US$130m related to a rise in the estimated average period of time from current status to write-off for real estate loans to 12 months (previously a period of 10 months was used). In CMB, loan impairment charges increased by US$105m due to individually assessed impairments on a small number of exposures in Canada and, in the US, due to higher provisions as a result of an increase in loans in key growth markets and a lower level of recoveries compared with the first half of 2012.

In the Middle East and North Africa, LICs decreased to a net credit of US$47m compared with a charge of US$134m in the first half of 2012. GB&M recorded a net release of impairment charges, compared with a charge in the first half of 2012, reflecting the improvement in the financial position of certain customers. CMB also recorded a net release in loan impairment charges due to a limited number of specific customer recoveries, fewer individually assessed loan impairments and lower collective impairment charges, reflecting

HSBC HOLDINGS PLC

Interim Management Report (continued)

an improvement in the credit portfolio. Lower impairments in RBWM were attributable to a combination of the repositioning of the book towards higher quality lending in previous periods and improved property prices in the United Arab Emirates (‘UAE’).

LICs in Europe decreased by 17% to US$846m. This was driven by net releases on available-for-sale ABSs within GB&M in the UK, compared with charges in the first half of 2012. RBWM in the UK also experienced a reduction in loan impairment charges as a result of improved delinquency rates and reductions in the size of the unsecured portfolio. This was partially offset by increases in collectively assessed provisions in RBWM in Turkey, mainly as a result of higher credit card balances reflecting business expansion. In addition, higher individually assessed provisions in CMB were driven by a small number of customers in the UK, and the challenging economic conditions in Spain.

In Rest of Asia-Pacific, LICs decreased by 49% to US$152m following a large individually assessed impairment charge on a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M in the first half of 2012.

In Latin America, LICs increased by 34% to US$1.4bn, driven by higher collective provisions in RBWM and CMB and higher individually assessed provisions. This included charges mainly relating to impairment model changes and assumption revisions in Brazil for restructured loans in portfolios in RBWM and Business Banking in CMB, although this was offset in part by an improvement in the quality of the portfolio following the modification of credit strategies in previous periods to mitigate rising delinquency rates. Collective impairments also rose in RBWM in Mexico reflecting the non-recurrence of a provision release in the first half of 2012, higher lending balances and a revision to the assumptions used in our collective assessment models in the first half of 2013. In addition, individually assessed provisions increased, in particular on exposures to homebuilders in CMB due to a change in external housing policy together with a specific exposure in GB&M, both in Mexico.

LICs in Hong Kong of US$46m were higher due to an increase in RBWM from a revision to the collective assessment model, partly offset by collective impairment releases in CMB due to changes in assumptions in respect of loss rates.

Operating expenses

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Employee compensation and benefits	9,496	10,905	9,586
Premises and equipment (excluding depreciation and impairment)	2,008	2,086	2,240
General and administrative expenses	5,719	7,039	8,618

Administrative expenses	17,223	20,030	20,444
Depreciation and impairment of property, plant and equipment	699	706	778
Amortisation and impairment of intangible assets	477	468	501

Operating expenses	18,399	21,204	21,723
Staff numbers (full-time equivalent)
	At
	30 June 2013	30 June 2012	31 December 2012

Europe	69,599	73,143	70,061
Hong Kong	27,966	27,976	27,742
Rest of Asia-Pacific	85,665	86,207	85,024
Middle East and North Africa	8,667	9,195	8,765
North America	21,454	23,341	22,443
Latin America	46,046	51,667	46,556

Staff numbers	259,397	271,529	260,591

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reported operating expenses of US$18.4bn were US$2.8bn or 13% lower than in the first half of 2012. On an underlying basis, costs fell by 8%.

On a constant currency basis, operating expenses in the first half of 2013 were US$2.5bn or 12% lower than in the comparable period in 2012, primarily resulting from the business disposals during 2012, including the CRS business and the non-strategic branches in the US. Costs also fell due to the non-recurrence of a provision for US anti-money laundering, BSA and OFAC investigations and a reduction of US$901m in UK customer redress programmes. The latter included a charge for additional estimated redress for possible mis-selling in previous years of PPI policies of US$367m (US$1.0bn in the first half of 2012), which increased the provision for the UK customer redress programmes at 30 June 2013 to US$1.8bn. Restructuring and other related costs of US$238m reduced by US$311m compared with the first half of 2012.

Excluding the above, expenses were US$298m higher than in the comparable period. Litigation-

related expenses increased by US$0.6bn, primarily due to higher costs in GB&M and GPB in Europe and a customer remediation provision connected to our former CRS business. We increased investment costs in strategic initiatives and infrastructure, while we continued to invest in our Global Standards governance and programmes. In addition, other costs increased due to higher third party service costs, marketing expenses, credit card related costs and general inflationary pressures.

These increases were partly offset by further sustainable cost savings of US$0.8bn from our on-going organisational effectiveness programmes. These, together with business disposals, resulted in a fall of 8% in average staff numbers compared with the first half of 2012.

Staff costs also fell due to an accounting gain arising from a change in the basis of delivering ill-health benefits to certain employees in the UK of US$430m (see Note 5 on the Financial Statements). In addition, performance-related costs fell by US$299m, primarily in GB&M. These reductions in staff costs were in part offset by wage inflation.

Cost efficiency ratios5

	Half-year to
	30 June 2013%	30 June 2012%	31 December 2012%

HSBC	53.5	57.5	69.1

Geographical regions
Europe	68.5	96.1	123.5
Hong Kong	36.4	39.1	39.0
Rest of Asia-Pacific	39.3	48.2	38.5
Middle East and North Africa	49.2	43.4	52.7
North America	70.7	44.7	95.0
Latin America	61.9	59.0	58.4

Global businesses
Retail Banking and Wealth Management	63.6	52.9	65.7
Commercial Banking	42.4	45.3	46.5
Global Banking and Markets	47.0	49.1	60.9
Global Private Banking	89.9	67.8	67.3

HSBC HOLDINGS PLC

Interim Management Report (continued)

Share of profit in associates and joint ventures

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Associates
Bank of Communications Co., Limited	941	829	841
Ping An Insurance (Group) Company of China, Ltd.	–	447	316
Industrial Bank Co., Limited	–	305	365
The Saudi British Bank	208	189	157
Other	43	41	31

Share of profit in associates	1,192	1,811	1,710
Share of profit in joint ventures	22	32	4

Share of profit in associates and joint ventures	1,214	1,843	1,714

The reported share of profit in associates and joint ventures was US$1.2bn, a decrease of 34% compared with the first half of 2012. On a constant currency basis, it decreased by 35%, driven by the non-recurrence of profits from our then associate, Ping An, in the first half of 2012 and the reclassification in the first half of 2013 of Industrial Bank as a financial investment.

The recognition of profits from Ping An ceased following the agreement to sell our shareholding on 5 December 2012 and from Industrial Bank following the issuance of additional share capital to third parties on 7 January 2013 which resulted in our diluted shareholding being classified as a financial investment.

Our share of profit from BoCom rose as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

Profits from The Saudi British Bank rose, reflecting strong balance sheet growth and effective cost management.

Tax expense

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Profit before tax	14,071	12,737	7,912
Tax expense	(2,725)	(3,629)	(1,686)

Profit after tax	11,346	9,108	6,226

Effective tax rate	19.4%	28.5%	21.3%

The effective tax rate for the first half of 2013 of 19.4% was lower than the UK corporation tax rate of 23.25%.

The lower tax rate reflected the benefits arising from the non-taxable gain on profits resulting from the reclassification of our shareholding in Industrial Bank as a financial investment and the disposal of our investment in Ping An, and tax charged at different local statutory rates such as in Hong Kong. These factors were partly offset by a write-down of US$256m of deferred tax assets recognised in Mexico following clarification of the tax law by the Mexican fiscal authority.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated balance sheet

Summary consolidated balance sheet

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m
ASSETS
Cash and balances at central banks	148,285	147,911	141,532
Trading assets	432,601	391,371	408,811
Financial assets designated at fair value	35,318	32,310	33,582
Derivatives	299,213	355,934	357,450
Loans and advances to banks	185,122	182,191	152,546
Loans and advances to customers[39]	969,382	974,985	997,623
Financial investments	404,214	393,736	421,101
Assets held for sale	20,377	12,383	19,269
Other assets	150,804	161,513	160,624

Total assets	2,645,316	2,652,334	2,692,538

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	110,023	123,553	107,429
Customer accounts	1,316,182	1,278,489	1,340,014
Trading liabilities	342,432	308,564	304,563
Financial liabilities designated at fair value	84,254	87,593	87,720
Derivatives	293,669	355,952	358,886
Debt securities in issue	109,389	125,543	119,461
Liabilities under insurance contracts	69,771	62,861	68,195
Liabilities of disposal groups held for sale	19,519	12,599	5,018
Other liabilities	117,716	123,414	118,123

Total liabilities	2,462,955	2,478,568	2,509,409

Equity
Total shareholders’ equity	174,070	165,845	175,242
Non-controlling interests	8,291	7,921	7,887

Total equity	182,361	173,766	183,129

Total equity and liabilities	2,645,316	2,652,334	2,692,538

Selected financial information
Called up share capital	9,313	9,081	9,238
Capital resources[40,41]	183,450	175,724	180,806
Undated subordinated loan capital	2,777	2,778	2,778
Preferred securities and dated subordinated loan capital[42]	44,539	48,815	48,260

Risk-weighted assets and capital ratios[40]
Risk-weighted assets	1,104,764	1,159,896	1,123,943

	%	%	%

Core tier 1 ratio	12.7	11.3	12.3
Total capital ratio	16.6	15.1	16.1

Financial statistics
Loans and advances to customers as a percentage of customer accounts	73.7	76.3	74.4
Average total shareholders’ equity to average total assets	6.4	5.9	6.4

Net asset value per ordinary share at period-end[43] (US$)	8.96	8.73	9.09
Number of US$0.50 ordinary shares in issue (millions)	18,541	18,164	18,476

Closing foreign exchange translation rates to US$:
US$1: £	0.657	0.638	0.619
US$1: €	0.767	0.790	0.758

For footnotes, see page 100.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 208.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement from 31 December 2012 to 30 June 2013

Total reported assets were US$2.6 trillion, 2% lower than at 31 December 2012. On a constant currency basis, total assets remained broadly unchanged as shown on page 39.

The following commentary is on a constant currency basis.

Assets

Cash and balances at central banks increased by 9%, driven by the placement of surplus liquidity in Europe, arising from deposit growth in excess of lending growth and in North America from sales and maturities of available-for-sale government debt securities. This was partly offset by reductions in Hong Kong and Rest of Asia-Pacific as liquidity was redeployed to support growth in lending.

Trading assets increased by 9%, driven by a rise in settlement accounts. These balances vary according to customer trading activity, which is typically lower at the end of the year.

Financial assets designated at fair value increased by 9%, in part due to the investment of net premiums received during the period in our insurance businesses, notably in Hong Kong and Europe. Favourable market movements in our European insurance operations also contributed to the rise.

Derivative assets decreased by 13%. Upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, although this was partly offset by a reduction in netting reflecting lower fair values.

Loans and advances to banks rose by 24% from the relatively low level seen in December 2012. This was driven by higher demand for reverse repo funding in Europe, and higher placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

Loans and advances to customers remained broadly in line with December 2012 levels. During the first half of 2013, we reclassified customer lending balances of over US$10bn relating to the planned disposals of non-strategic businesses, notably in Latin America and Europe, to ‘Assets held for sale’.

Excluding this, customer lending balances grew by over US$15bn as continued demand for financing led to a rise in trade-related and term lending to CMB and GB&M customers in Hong Kong and CMB customers in Rest of Asia-Pacific. Residential mortgage lending remained broadly in line with December 2012 levels as growth the UK, Hong Kong and Rest of Asia-Pacific was largely offset by the continued reduction in the US run-off portfolio.

Financial investments declined by 2%. This was driven by sales and maturities of available-for-sale government debt securities in North America as part of Balance Sheet Management’s structural interest rate risk management activities, partly offset by net new purchases as surplus liquidity was deployed in Europe. The re-classification of our shareholding in Industrial Bank led to an increase in financial investments in Hong Kong.

Assets held for sale increased by 9%, driven by the re-classification of assets relating to the planned disposals of non-strategic businesses, notably in Latin America and Europe, to ‘Assets held for sale’. This was partly offset by the completion of the sales of our investment in Ping An and of the non-real estate personal lending portfolio in the US.

Other assets declined by 7%, driven in part by a reduction in the value of precious metals holdings in Europe, Hong Kong and North America reflecting a fall in commodity prices and withdrawals by customers.

Liabilities

Deposits by banks rose by 5% from the low levels seen in December 2012 due to a rise in repo balances in Europe to fund the increase in reverse repo activity.

Customer accounts increased by over US$15bn, a 1% rise. During the first half of 2013 we reclassified deposit balances of US$14bn relating to non-strategic businesses, notably in Europe and Latin America, to ‘Liabilities of disposal groups held for sale’.

Excluding this, customer accounts increased by US$29bn, driven by a rise in Europe, as customers in RBWM held higher balances in readily-accessible current and savings accounts in the uncertain economic environment, together with higher balances in our Payments & Cash Management business in GB&M and CMB. Repo balances also rose, largely in Europe, as a result of a significant short-term placement at the end of June. However, these factors were partly offset by declines in other parts of the Group, notably in Hong Kong and Latin America as customers in RBWM placed their cash in investments. Customer account balances in Latin America were also adversely affected by the withdrawal of short-term balances placed at the end of 2012 in RBWM, while in CMB

HSBC HOLDINGS PLC

Interim Management Report (continued)

balances declined due to re-pricing strategies as interest rates fell. Maturing term deposits that were not replaced led to a decline in Rest of Asia-Pacific.

Trading liabilities increased by 16% largely due to higher settlement account balances, which vary according to customer trading activity.

Financial liabilities designated at fair value remained broadly unchanged since December 2012.

The reduction in the value of derivative liabilities was in line with that of ‘Derivative assets’ as the underlying risk is broadly matched.

Debt securities in issue fell by 5%. This was driven by maturing debt that was not replaced in the

US as funding requirements declined, together with a net reduction in debt securities in issue in Europe.

Liabilities under insurance contracts rose by 4% as a result of liabilities to policyholders established for new business written, largely in Hong Kong.

Liabilities of disposal groups held for sale increased by 310%, or US$14.8bn, driven by the transfer of non-strategic businesses to this classification.

Equity

Total shareholders’ equity rose by 2%, driven by profits generated in the period, partly offset by dividends paid.

Reconciliation of reported and constant currency assets and liabilities

	30 June 2013 compared with 31 December 2012
HSBC	31 Dec 12 as reported US$m	Currency translation[44] US$m	31 Dec 12 at 30 Jun 13 exchange rates US$m	30 Jun 13 as reported US$m	Reported change %	Constant currency change %

Cash and balances at central banks	141,532	(5,122)	136,410	148,285	5	9
Trading assets	408,811	(13,513)	395,298	432,601	6	9
Financial assets designated at fair value	33,582	(1,232)	32,350	35,318	5	9
Derivative assets	357,450	(13,357)	344,093	299,213	(16)	(13)
Loans and advances to banks	152,546	(3,764)	148,782	185,122	21	24
Loans and advances to customers	997,623	(33,057)	964,566	969,382	(3)	0
Financial investments	421,101	(9,326)	411,775	404,214	(4)	(2)
Assets held for sale	19,269	(521)	18,748	20,377	6	9
Other assets	160,624	1,054	161,678	150,804	(6)	(7)

Total assets	2,692,538	(78,838)	2,613,700	2,645,316	(2)	1

Deposits by banks	107,429	(2,518)	104,911	110,023	2	5
Customer accounts	1,340,014	(39,118)	1,300,896	1,316,182	(2)	1
Trading liabilities	304,563	(8,517)	296,046	342,432	12	16
Financial liabilities designated at fair value	87,720	(2,531)	85,189	84,254	(4)	(1)
Derivative liabilities	358,886	(13,715)	345,171	293,669	(18)	(15)
Debt securities in issue	119,461	(4,363)	115,098	109,389	(8)	(5)
Liabilities under insurance contracts	68,195	(1,148)	67,047	69,771	2	4
Liabilities of disposal groups held for sale	5,018	(257)	4,761	19,519	289	310
Other liabilities	118,123	(2,604)	115,519	117,716	–	2

Total liabilities	2,509,409	(74,771)	2,434,638	2,462,955	(2)	1

Total shareholders’ equity	175,242	(3,984)	171,258	174,070	(1)	2
Non-controlling interests	7,887	(83)	7,804	8,291	5	6

Total equity	183,129	(4,067)	179,062	182,361	–	2

Total equity and liabilities	2,692,538	(78,838)	2,613,700	2,645,316	(2)	1

For footnote, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In implementing our strategy, we have agreed to sell a number of businesses across the Group. Assets and liabilities of businesses, the sale of which is highly probable, are reported in held-for-sale categories on the balance sheet until the sale is closed.

We include loans and advances to customers and customer account balances reported in held-for-sale categories in our combined view of customer lending and customer accounts. We consider the combined view more accurately reflects the size of our lending and deposit books and growth thereof.

Combined view of customer lending and customer deposits

	At 30 June 2013 US$m	At 30 June 2012 US$m	Change %	At 30 June 2013 US$m	At 31 December 2012 US$m	Change %

Loans and advances to customers	969,382	974,985	(1)	969,382	997,623	(3)
Loans and advances to customers reported as held for sale[45]	13,808	5,496	151	13,808	6,124	125
– US branches	–	528		–	–
– other	13,808	4,968	178	13,808	6,124	125

Combined customer lending	983,190	980,481	–	983,190	1,003,747	(2)

Customer accounts	1,316,182	1,278,489	3	1,316,182	1,340,014	(2)
Customer accounts reported as held for sale[45]	17,280	9,668	79	17,280	2,990	478
– US branches	–	3,633		–	–
– other	17,280	6,035	186	17,280	2,990	478

Combined customer deposits	1,333,462	1,288,157	4	1,333,462	1,343,004	(1)

For footnote, see page 100. Financial investments
	At 30 June 2013			At 31 December 2012
	Equity securities US$bn	Debt securities US$bn	Total US$bn	Equity securities US$bn	Debt securities US$bn	Total US$bn

Balance Sheet Management	–	279.1	279.1	–	293.4	293.4
Insurance entities	–	44.0	44.0	–	43.4	43.4
Structured entities	0.1	23.5	23.6	–	24.7	24.7
Principal Investments	2.9	–	2.9	2.9	–	2.9
Other	6.4	48.2	54.6	2.9	53.8	56.7

	9.4	394.8	404.2	5.8	415.3	421.1

The table above analyses the Group’s holdings of financial investments by business activity. Further information can be found in the following sections:

•	‘Balance Sheet Management’ (page 169) for a description of the activities and an analysis of third-party assets in balance sheet management.

•	‘Risk management of insurance operations’ (page 175) includes an analysis of the financial investments within our insurance operations by the type of contractual liabilities that they back.
•	‘Structured entities’ (page 502 of the Annual Report and Accounts 2012) for further information about the nature of securities investment conduits in which the above financial investments are held.

•	‘Equity securities classified as available for sale’ (page 168) includes private equity holdings and other strategic investments.

•	‘Other’ represents financial investments held in certain locally managed treasury portfolios and other GB&M portfolios held for specific business activities.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Customer accounts by country

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Europe	555,649	529,529	555,009
UK	412,161	382,945	426,144
France[46]	76,669	62,891	55,578
Germany	17,251	14,935	15,611
Malta	5,797	5,899	5,957
Switzerland[47]	18,779	21,401	20,211
Turkey	7,537	7,171	7,629
Other	17,455	34,287	23,879

Hong Kong	342,664	318,820	346,208

Rest of Asia-Pacific	174,050	173,157	183,621
Australia	18,240	19,560	20,430
India	9,852	10,315	10,415
Indonesia	6,559	6,382	6,512
Mainland China	37,843	32,183	35,572
Malaysia	16,965	16,523	17,641
Singapore	44,145	46,560	47,862
Taiwan	12,053	11,822	12,497
Vietnam	2,191	1,870	2,147
Other	26,202	27,942	30,545

Middle East and North Africa (excluding Saudi Arabia)	41,142	39,029	39,583
Egypt	7,158	7,444	7,548
Qatar	4,065	3,031	2,704
UAE	18,822	17,727	18,448
Other	11,097	10,827	10,883

North America	149,053	148,360	149,037
US	92,572	91,525	90,627
Canada	45,583	46,113	47,049
Bermuda	10,898	10,722	11,361

Latin America	53,624	69,594	66,556
Argentina	4,940	4,862	5,351
Brazil	26,251	34,022	30,144
Mexico	20,744	22,491	22,724
Panama	–	5,696	5,940
Other	1,689	2,523	2,397

	1,316,182	1,278,489	1,340,014

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Economic profit/(loss)

Our internal performance measures include economic profit/(loss), a calculation which compares the return on financial capital invested in HSBC by our shareholders with the cost of that capital. We price our cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit/(loss) generated.

Our long-term cost of capital is reviewed annually and is 10% for 2013; this has been revised from 11% in 2012, primarily due to a reduction in the risk-free rate, reflecting the continued intervention of central banks and quantitative easing, and greater banking sector stability through higher levels of capital and liquidity.

The following commentary is on a reported basis.

The return on invested capital increased by 1.7 percentage points to 11.6%, which was 1.6 percentage points higher than our benchmark cost of capital. Our economic profit was US$1.4bn, an increase of US$2.3bn compared with the loss for the first half of 2012. This reflected a decrease in the long-term cost of capital and an increase in profits attributable to ordinary shareholders, primarily due to minimal fair value movements on our own debt, compared with adverse movements of US$2.2bn in the first half of 2012, lower operating expenses and a lower tax charge. These factors were partially offset by higher average invested capital.

Economic profit/(loss)

	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%[48]	US$m	%[48]	US$m	%[48]

Average total shareholders’ equity	175,024		163,030		170,611
Adjusted by:
Goodwill previously amortised or written off	8,399		8,123		8,399
Property revaluation reserves	(916)		(901)		(891)
Reserves representing unrealised (gains)/losses on effective cash flow hedges	(6)		85		26
Reserves representing unrealised (gains)/losses on available-for-sale securities	(1,346)		2,441		(71)
Preference shares and other equity instruments	(7,256)		(7,256)		(7,256)

Average invested capital[4]	173,899		165,522		170,818

Return on invested capital[4]	9,998	11.6	8,152	9.9	5,302	6.2

Benchmark cost of capital	(8,623)	(10.0)	(9,054)	(11.0)	(9,446)	(11.0)

Economic profit/(loss) and spread	1,375	1.6	(902)	(1.1)	(4,144)	(4.8)

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of RoRWA measures

Performance Management

We target a return on average ordinary shareholders’ equity of 12% to 15%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring return on average risk- weighted assets (‘RoRWA’), we measure our performance internally using underlying RoRWA, which is underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 19.

We also present underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group. These include the run-off portfolios and the CRS business which was sold in May 2012.

The CRS average RWAs in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and have not already been adjusted as part of the underlying RoRWA calculation. The pre-tax loss for CRS in the table below relates to litigation expenses that occurred after the sale of the business that have not been adjusted as part of the underlying RoRWA calculation.

Reconciliation of underlying RoRWA (excluding run-off portfolios and Card and Retail Services)

	Half-year to 30 June 2013
	Pre-tax return US$m	Average RWAs[49] US$bn	RoRWA [49,50] %

Reported	14,071	1,109	2.6

Underlying[50]	13,078	1,095	2.4
Run-off portfolios	3	135	–
Legacy credit in GB&M	153	36	0.9
US CML and other[51]	(150)	99	(0.3)

Card and Retail Services	–	5	–

Underlying (excluding run-off portfolios and Card and Retail Services)	13,075	955	2.8

	Half-year to 30 June 2012			Half-year to 31 December 2012
	Pre-tax return US$m	Average RWAs[49] US$bn	RoRWA [49,50] %	Pre-tax return US$m	Average RWAs[49] US$bn	RoRWA [49,50] %

Reported	12,737	1,194	2.1	7,912	1,146	1.4

Underlying[50]	8,896	1,093	1.6	6,546	1,083	1.2
Run-off portfolios	(1,386)	175	(1.6)	(239)	159	(0.3)
Legacy credit in GB&M	(371)	48	(1.6)	96	43	0.4
US CML and other[51]	(1,015)	127	(1.6)	(335)	116	(0.6)

Card and Retail Services	–	3	–	(150)	9	(3.4)

Underlying (excluding run-off portfolios and Card and Retail Services)	10,282	915	2.3	6,935	915	1.5
For footnotes, see page 100. Reconciliation of reported and underlying average risk-weighted assets
	Half-year to
	30 Jun 2013 US$bn	30 Jun 2012 US$bn	Change %	30 Jun 2013 US$bn	31 Dec 2012 US$bn	Change %

Average reported RWAs[49]	1,109	1,194	(7)	1,109	1,146	(3)
Currency translation adjustment[18]	–	(5)		–	(6)
Acquisitions, disposals and dilutions	(14)	(96)		(14)	(57)

Average underlying RWAs	1,095	1,093	–	1,095	1,083	1

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year to 30 June	Year ended 31 December
	2013	2012	2011	2010	2009	2008

Ratios of earnings to combined fixed charges:[1]
– excluding interest on deposits	11.77	7.39	7.34	7.10	2.99	3.17
– including interest on deposits	2.39	1.76	1.68	1.73	1.22	1.14

Ratios of earnings to combined fixed charges and preference share dividends:[1]
– excluding interest on deposits	9.17	5.79	5.95	5.89	2.64	2.97
– including interest on deposits	2.31	1.71	1.64	1.69	1.20	1.13

1	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

43a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global businesses

	Page		Tables	Page

Portfolio repositioning	44

Summary	44		Profit/(loss) before tax	45
			Total assets	45
			Risk-weighted assets	45
Selected items included in profit before tax by global business	45		Acquisitions, disposals and dilutions	45

Retail Banking and Wealth Management	46
Review of performance	46		Analysis of RBWM profit before tax	47
Growth priorities	48
Other strategic imperatives	48

Commercial Banking	49
Review of performance	49		Management view of revenue	49
Growth priorities	50

Global Banking and Markets	52
Review of performance	52		Management view of revenue	53
Growth priorities	53

Global Private Banking	55
Review of performance	55		Client assets	55
Growth priorities	56

Other	57
Notes	57

Reconciliation of reported and constant currency profit/(loss) before tax	57	a
Analysis by global business	58		HSBC profit/(loss) before tax and balance sheet data	58

Portfolio repositioning

We have initiated a comprehensive programme to reposition our portfolios to better manage our business. We are reviewing our customer base and are establishing robust customer selection filters devised to ensure that we have sufficient controls and information flows in place so that we can be confident that we only do business with customers who meet the Group’s criteria. This review will continue in the second half of the year and into 2014. Client selection is core to our growth strategy as we seek to generate long-term relationships and sustainable revenue streams within acceptable risk parameters. As we reposition our portfolios and become more focused in client selection, our balance sheet composition in terms of products and segments may also change.

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

The commentaries below present global businesses followed by geographical regions (page 61).

Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on a constant currency basis (see page 18) unless stated otherwise.

Basis of preparation

The results of global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Those costs which are not allocated to global businesses are included in ‘Other’.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax

	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	3,267	23.2	6,410	50.3	3,165	40.0
Commercial Banking	4,133	29.4	4,429	34.8	4,106	51.9
Global Banking and Markets	5,723	40.7	5,047	39.6	3,473	43.9
Global Private Banking	108	0.8	527	4.1	482	6.1
Other[52]	840	5.9	(3,676)	(28.8)	(3,314)	(41.9)

	14,071	100.0	12,737	100.0	7,912	100.0
Total assets[53]
	At 30 June 2013		At 30 June 2012		At 31 December 2012
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	504,205	19.1	526,069	19.8	536,244	19.9
Commercial Banking	350,503	13.2	351,157	13.2	363,659	13.5
Global Banking and Markets	1,992,770	75.3	1,905,455	71.8	1,942,470	72.1
Global Private Banking	114,883	4.3	119,271	4.5	118,440	4.4
Other	176,122	6.7	179,703	6.8	201,741	7.5
Intra-HSBC items	(493,167)	(18.6)	(429,321)	(16.1)	(470,016)	(17.4)

	2,645,316	100.0	2,652,334	100.0	2,692,538	100.0
Risk-weighted assets
	At 30 June 2013		At 30 June 2012		At 31 December 2012
	US$bn	%	US$bn	%	US$bn	%

Retail Banking and Wealth Management	243.4	22.0	298.7	25.7	276.6	24.6
Commercial Banking	385.9	34.9	397.8	34.3	397.0	35.3
Global Banking and Markets	429.2	38.9	412.9	35.6	403.1	35.9
Global Private Banking	21.8	2.0	21.8	1.9	21.7	1.9
Other	24.5	2.2	28.7	2.5	25.5	2.3

	1,104.8	100.0	1,159.9	100.0	1,123.9	100.0

Selected items included in profit before tax by global business

Acquisitions, disposals and dilutions54

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Retail Banking and Wealth Management	(73)	5,074	488
Commercial Banking	2	418	449
Global Banking and Markets	(6)	224	269
Global Private Banking	–	56	(1)
Other	1,089	133	2,974

	1,012	5,905	4,179

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them to manage their finances and protect and build their financial futures.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest income	9,310	10,774	9,524
Net fee income	3,586	3,760	3,445
Other income/(expense)	393	4,781	1,577

Net operating income[22]	13,289	19,315	14,546
LICs[55]	(1,768)	(3,273)	(2,242)

Net operating income	11,521	16,042	12,304
Total operating expenses	(8,451)	(10,218)	(9,551)

Operating profit	3,070	5,824	2,753
Income from associates[56]	197	586	412

Profit before tax	3,267	6,410	3,165

RoRWA[49]	2.5%	3.9%	2.2%

76%

of profit before tax

from faster-growing regions

Announced 9 new transactions in 2013

Emerging Markets

Asset Manager of the Year

(UK Pension Awards, 2013)

Strategic direction

RBWM provides retail banking and wealth management services for personal customers in markets where we have, or can build, the scale to do so cost effectively.

We focus on three growth priorities:

•	building a consistent, high standard, customer needs-driven wealth management service for retail customers drawing on our Insurance and Asset Management businesses;

•	leveraging global expertise to improve customer service and productivity, to provide a high standard of banking solutions and service to our customers efficiently; and

•	simplifying and re-shaping the RBWM portfolio of businesses globally, to focus our capital and resources on key markets.

To support these imperatives, we have targeted growth in priority markets, deepening customer relationships and enhancing distribution capabilities.

Implementing Global Standards, enhancing risk management control models and simplifying processes also remain top priorities for RBWM.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Review of performance

•

RBWM reported profit before tax of US$3.3bn compared with US$6.4bn in the first half of 2012 on both a reported and constant currency basis. This decrease was driven by the non-recurrence of the gains on sale of the CRS business and US branches of US$3.6bn and the absence of profits from non-strategic businesses sold or closed in 2012, including our investment in Ping An.

•

On an underlying basis, profit before tax increased by US$2.0bn, driven by lower loan impairment charges in the US run-off portfolio which reflected the decline in lending balances, improvements in housing market conditions and improved delinquency levels. In addition, operating expenses declined, driven by lower customer redress provisions in the UK.

•

Loss before tax in the US run-off portfolio decreased, due to lower loan impairment charges. This was partly offset by higher operating expenses due to a customer remediation provision related to our former CRS business. Revenue reduced, driven by the loss on sale of the non-real estate portfolio and insurance business and losses arising from the early termination of qualifying accounting hedges, partly offset by favourable movements in the fair value of non-qualifying hedges in HSBC Finance of US$263m, compared with adverse movements of US$217m in the first half of 2012.

•

Profit before tax in RBWM excluding the CRS business and the US run-off portfolio (‘the Rest of RBWM’) grew by US$44m, mainly driven by a decrease in operating expenses which reflected lower customer redress provisions in the UK and sustainable cost savings resulting from our organisational effectiveness programmes and portfolio management activities. This was partly offset by a significant decline in our share of profit from associates following the sale of our investment in Ping An.

•

Revenue in the Rest of RBWM declined by 6%, reflecting lower net gains on sale of our non-strategic operations (most notably the US branches) and various Insurance manufacturing businesses, the loss on sale of an HFC Bank UK secured lending portfolio, and the consequent reduction in operating revenue. Excluding the items above, revenue grew by over 2%, reflecting improved performance in Hong Kong and Europe.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of Retail Banking and Wealth Management profit before tax

	RBWM US$m	US CRS business US$m	US run-off portfolio US$m	Rest of RBWM US$m

Half-year to 30 June 2013
Net interest income	9,310	–	1,151	8,159
Net fee income/(expense)	3,586	–	(3)	3,589
Other income/(expense)	393	–	(355)	748

Net operating income[22]	13,289	–	793	12,496
LICs[55]	(1,768)	–	(396)	(1,372)

Net operating income	11,521	–	397	11,124
Total operating expenses	(8,451)	–	(631)	(7,820)

Operating profit/(loss)	3,070	–	(234)	3,304
Income from associates[56]	197	–	–	197

Profit/(loss) before tax	3,267	–	(234)	3,501

RoRWA[49]	2.5%	–	(0.5% )	4.5%

Half-year to 30 June 2012
Net interest income	10,774	1,267	1,278	8,229
Net fee income/(expense)	3,760	409	(9)	3,360
Other income/(expense)	4,781	3,155	(269)	1,895

Net operating income[22]	19,315	4,831	1,000	13,484
LICs[55]	(3,273)	(322)	(1,577)	(1,374)

Net operating income/(expense)	16,042	4,509	(577)	12,110
Total operating expenses	(10,218)	(593)	(384)	(9,241)

Operating profit/(loss)	5,824	3,916	(961)	2,869
Income from associates[56]	586	–	–	586

Profit/(loss) before tax	6,410	3,916	(961)	3,455

RoRWA[49]	3.9%	21.1%	(1.5% )	4.1%

Half-year to 31 December 2012
Net interest income	9,524	–	1,285	8,239
Net fee income/(expense)	3,445	(14)	42	3,417
Other income	1,577	–	69	1,508

Net operating income/(expense)[22]	14,546	(14)	1,396	13,164
LICs[55]	(2,242)	–	(992)	(1,250)

Net operating income/(expense)	12,304	(14)	404	11,914
Total operating expenses	(9,551)	(136)	(719)	(8,696)

Operating profit/(loss)	2,753	(150)	(315)	3,218
Income from associates[56]	412	–	2	410

Profit/(loss) before tax	3,165	(150)	(313)	3,628

RoRWA[49]	2.2%	3.4%	(0.5% )	4.4%

•

Net interest income in the Rest of RBWM increased by 1% despite the absence of US$215m of net interest income relating to businesses that were disposed of or closed in 2012. The increase from on-going businesses was driven by improved mortgage spreads and growth in mortgage balances in Hong Kong and the UK. In Hong Kong, the increase in net interest income was also driven by growth in the insurance debt securities portfolio. Average deposit balances increased, particularly in the UK and Hong Kong, though the benefit was more than offset by deposit spread compression, particularly in Hong Kong, reflecting the sustained low interest rate environment.

•

Net fee income in the Rest of RBWM grew by 8%, primarily due to higher investment product sales in Hong Kong, mainly in unit trusts and retail brokerage driven by favourable market sentiment and strong customer demand, higher foreign exchange income and higher asset management fees reflecting growth in average assets under management in Hong Kong and the US.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

Other income in the Rest of RBWM declined by US$1.1bn from the portfolio rationalisations and other items described above. Revenue relating to the on-going business declined by US$245m driven by lower insurance revenue reflecting less favourable movements in the PVIF asset.

•

LICs in the Rest of RBWM increased by 4%, driven by Latin America, particularly Mexico, reflecting the non-recurrence of a provision release in the first half of 2012, higher lending balances and a revision to the assumptions used in our collective assessment models in the first half of 2013. In Brazil, higher collective provisions arising on restructured loans as a result of impairment model changes and assumption revisions were largely offset by an improvement in the quality of the portfolio following the modification of credit strategies in previous periods to mitigate rising delinquency rates. In Europe, LICs decreased marginally, mainly in the UK, partly offset by an increase in Turkey reflecting higher credit card balances due to business expansion.

•

Operating expenses in the Rest of RBWM decreased by US$1.2bn, mainly as a result of lower customer redress provisions in the UK of US$412m compared with US$1.1bn in the first half of 2012, sustainable cost savings of over US$150m resulting from organisational effectiveness programmes, and the disposals and run-off of businesses in 2012 and 2013. In addition, we reported an accounting gain of US$189m relating to changes in delivering ill-health benefits to certain employees in the UK. These were partly offset by higher staff costs in Latin America and Hong Kong due, in part, to inflationary pressures and higher premises costs, mainly in Hong Kong.

•	Share of profit from associates and joint ventures decreased following the disposal of our investment in Ping An in December 2012.

Growth priorities

Growth in priority markets

•

Growth of our Premier franchise is a key priority. We provide our customers with exclusive access to an enhanced suite of wealth management products and HSBC’s global market intelligence. We are progressing the roll-out of enhanced Relationship Manager (‘RM’) coverage to select customers, with a planned launch in six markets by the end of the year.

Deepen customer relationships

•

The new Global Wealth Incentive Plan aims to improve customer service and deepen client relationships, measuring all Wealth RMs on activities that improve customer experience while reinforcing the requirement for sales quality and suitability.

•

Further growth depends on our ability to deepen customer relationships and acquire new wealth management mandates in faster-growing markets. Wealth management revenue increased by US$74m, driven by Hong Kong. This growth was supported by an increase in total relationship balances, mainly in Hong Kong, but also in Europe, Rest of Asia-Pacific and Middle East and North Africa.

Distribution

•

Digital distribution is key for the business. We launched a new mobile banking application which is currently live in 12 markets and will be in 26 markets by the end of the year. The RM Platform, a system that the RMs use to manage their day to day client relationships, was released in 11 countries and will be launched in a further two markets by the end of 2013. The Client Wealth Dashboard was rolled out in Taiwan, Singapore and the UAE with another seven markets expected to follow this year.

Other strategic imperatives

•

We continued to focus on business transformation in order to improve customer service and productivity. We are rationalising our internet banking platforms and continue to review our product range to simplify and standardise our offering to optimise customer choice and increase efficiencies. We recently completed a customer focused redesign of the UK mortgage process which is now being rolled out in mainland China with a planned extension to other priority markets including France and Brazil during 2013.

•

During the first half of 2013, we continued the portfolio rationalisation programme, announcing nine new closures or disposals, including that of our operations in Panama. We also completed 10 transactions in the period, which resulted in an overall reduction in RWAs of more than US$9bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

CMB offers a full range of commercial financial services and tailored solutions to over three million customers ranging from small and medium-sized enterprises to publicly quoted companies in more than 60 countries.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest income	5,050	5,144	5,217
Net fee income	2,337	2,224	2,246
Other income	476	885	835

Net operating income[22]	7,863	8,253	8,298
LICs[55]	(1,160)	(924)	(1,175)

Net operating income	6,703	7,329	7,123
Total operating expenses	(3,337)	(3,736)	(3,862)

Operating profit	3,366	3,593	3,261
Income from associates[56]	767	836	845

Profit before tax	4,133	4,429	4,106
RoRWA[49]	2.2%	2.3%	2.0%

Double-digit lending growth in

Global Trade and Receivables Finance

Best Transaction Banking House

(Euromoney Awards for Excellence 2013)

Continued strong performance

in Hong Kong with lending growth of

13%

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world, thereby strengthening our leading position in international business and trade.

We have three growth priorities:

•	grow coverage in faster growing markets;

•	drive revenue growth through our international network; and

•	grow collaboration revenues.

Implementing Global Standards, enhancing risk management controls models and simplifying processes also remain top priorities for CMB.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Review of performance

•

In the first half of 2013, CMB reported a profit before tax of US$4.1bn, 7% lower than in the same period in 2012. On a constant currency basis, profit before tax decreased by 6%, largely due to the effect of the disposal of US branches in 2012 and lower profit from associates following the reclassification of Industrial Bank from an associate to a financial investment in 2013.

•	On an underlying basis, profit before tax increased by 4% as higher revenues, lower operating expenses and increased income from associates were partly offset by higher loan impairment charges.

•

Revenue decreased by 3% due to the effect of business disposals in 2012. Underlying revenue was 1% higher than in the first half of 2012. Net interest income increased marginally as growth in average customer loans and deposits was largely offset by spread compression. Revenue also benefited from collaboration with other global businesses, particularly with GB&M in Hong Kong, and increased lending fees.

Management view of revenue

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m
Global Trade and Receivables Finance	1,459	1,482	1,486
Credit and Lending	3,008	3,057	3,189
Payments and Cash Management, current accounts and savings deposits	2,579	2,651	2,718
Insurance and investments	326	374	353
Other	491	689	552

Net operating income[22]	7,863	8,253	8,298

For footnote, see page 100.

•

Global Trade and Receivables Finance revenue remained broadly unchanged compared with the first half of 2012. Despite a slowdown in global trade growth in the first half of 2013, Global Trade and Receivables Finance assets continued to grow strongly, driven by client demand for export and import lending, notably in Hong Kong and Rest of Asia-Pacific. However, the benefit of lending growth was largely offset by spread compression, particularly in Hong Kong and Latin America, reflecting competition and increased liquidity in the markets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

Similarly, Credit and Lending revenue remained largely unchanged, as higher average balances were broadly offset by spread compression. Growth in average lending balances continued, particularly in our home markets of the UK and Hong Kong, despite the rising number of corporate bond issuances in the market.

•

Payments and Cash Management revenue marginally declined compared with the first half of 2012. Revenue grew from new mandates and transaction volumes, supported by our focus on international customers. This growth was largely offset by the effect of business disposals in 2012 and a challenging interest rate environment.

•	The movement in ‘Other’ reflects the gains on business disposals recorded in the first half of 2012.

•

LICs increased by 30% compared with the first half of 2012 as we recorded higher individually assessed provisions in Latin America, Europe and North America partly offset by lower individually assessed provisions in Rest of Asia-Pacific. In Latin America, collective impairments also rose mainly due to impairment model changes and assumption revisions for restructured loans in our Business Banking portfolios in Brazil.

•

Operating expenses declined by 9%, mainly due to an accounting gain relating to changes in delivering ill-health benefits in the UK in the first half of 2013 and the non-recurrence of charges relating to UK customer redress in Europe in the first half of 2012. Excluding these items, costs marginally decreased. In the first half of 2013, we generated over US$40m of sustainable savings through process re-engineering and organisational effectiveness programmes, allowing us to reinvest in growth initiatives and the implementation of Global Standards. Examples of this included simplifying the cross-border account opening and credit renewal processes, and moving customers to the single channel HSBCnet with the aim of demising 11 local Business Internet Banking systems by the end of 2013.

•

Income from associates fell by 9% reflecting the reclassification of Industrial Bank as a financial investment and the disposal of our investment in Ping An. Excluding these, income from associates rose, driven by balance sheet growth and increased fee income in BoCom partly offset by higher operating expenses and a rise in loan impairment charges.

Growth priorities

Grow coverage in faster-growing markets

•

In the first half of 2013, revenues from faster-growing regions represented 55% of CMB’s total revenue. CMB’s top 20 markets contributed over 94% of our profit before tax in the period, of which 60% was generated from faster-growing regions.

Drive revenue growth through our international network

•

We have been successful in capturing international revenue growth opportunities. Overall cross-border revenues grew strongly, particularly revenues from the overseas operations of our mainland Chinese corporate customers. We continue to position HSBC as the leading international bank for renminbi (‘RMB’) business completing several high-profile deals in the first half of 2013.

•

We extended the International Relationship Managers’(‘IRM’) programme into Hong Kong by adding 47 IRMs to focus on high value international customers, and will be launching the programme to a number of sites in the second half of 2013. We also launched an additional international SME fund in the UK of £5.0bn (US$7.7bn) to support UK businesses that trade, or aspire to trade, internationally. Similarly, in France and Mexico, we launched SME funds of €1.0bn (US$1.3bn) and MXN13bn (US$1.0bn), respectively, targeted at international customers.

•

In Corporate Banking, we have built on the success of our key hubs strategy to include the development of industry-focused units that enable intelligence sharing across our teams and our international customer base. The number of Corporate customers who generate revenue in two or more countries increased compared with the first half of 2012.

Grow collaboration revenues

•

Collaboration with global businesses generated revenue of around US$2bn for the Group, an increase of 5% compared with the first half of 2012. We continued to work closely with GB&M to provide our clients access to relevant products. This resulted in a rise in gross revenues of 9% which are shared between the two global businesses compared with the first half of 2012 particularly in Foreign Exchange and in debt capital markets, where gross revenue almost doubled. For example, in Hong Kong,

HSBC HOLDINGS PLC

Interim Management Report (continued)

the number of deals executed tripled.

•

Recruitment of around 100 additional full-time equivalent (‘FTE’) staff is underway to drive growth in the sale of Global Markets products. In addition, we have increased the number of Specialised Finance units within priority countries to facilitate further collaboration opportunities with GB&M.

•

We continued to make Global Trade and Receivables Finance products increasingly available to GB&M clients as we established Key Account Management teams to strengthen our client coverage. We also expanded our Commodities and Structured Trade Finance offering in Latin America and in the Middle East and North Africa. Our new strategic Supply Chain Solutions platform was launched in London and Hong Kong, allowing CMB to serve global clients in a more consistent way.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	3,334	3,625	3,335
Net fee income	1,818	1,598	1,731
Net trading income[57]	5,606	3,735	1,955
Other income/(expense)	(96)	1,377	917

Net operating income[22]	10,662	10,335	7,938
LICs[55]	(174)	(598)	(72)

Net operating income	10,488	9,737	7,866
Total operating expenses	(5,007)	(5,073)	(4,834)

Operating profit	5,481	4,664	3,032
Income from associates[56]	242	383	441

Profit before tax	5,723	5,047	3,473
RoRWA[49]	2.8%	2.4%	1.7%

Strong client flows in

Credit and Foreign Exchange

Best Global Emerging

Market Investment Bank

(Euromoney Awards for Excellence, 2013)

Best Overall Primary Debt Provider

and, for the 3rd consecutive year,

Best Coverage Team

(Euromoney Primary Debt Survey, 2013)

Strategic direction

GB&M continues to pursue its well established ‘emerging markets-led and financing-focused’ strategy, with the objective of being a ‘Top 5’ bank to our priority clients. This strategy has evolved to include a greater emphasis on connectivity between the global businesses, and within GB&M, utilising the Group’s extensive distribution network.

We focus on four growth priorities:

•	leveraging our distinctive geographical network which connects developed and faster-growing regions;

•	connecting clients to global growth opportunities;

•	continuing to be well positioned in products that will benefit from global trends; and

•	enhancing collaboration with other global businesses to appropriately service the needs of our international client base.

Implementing Global Standards, enhancing risk management controls and simplifying processes also remain top priorities for GB&M.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Review of performance

•

GB&M reported profit before tax of US$5.7bn, 13% higher than in the first half of 2012. On a constant currency basis, profit before tax increased by 15%. This was driven by higher revenue, including a favourable DVA (see page 28), and lower impairment charges.

•

Revenue rose by 4% with growth in most of our businesses. Revenue in Credit increased, in part due to strong demand as clients sought to raise funding in the capital markets, along with reserve releases, compared with charges in the first half of 2012 and revaluation gains in the legacy portfolio. Foreign Exchange reported higher revenue as client volumes increased while our Credit and Lending business within Financing and Equity Capital Markets benefited from higher spreads and reduced funding costs compared with the same period in 2012. As expected, Balance Sheet Management revenue declined as proceeds from the sale and maturity of investments were reinvested at lower prevailing rates. While our Rates business reported a resilient performance, particularly in the first quarter, revenue declined compared with the first half of 2012 which benefited from central bank intervention. We reported favourable fair value movements from own credit spreads on structured liabilities of US$4m, compared with reported adverse fair value movements of US$330m in the comparable period of 2012.

•

LICs decreased by US$414m. Credit risk provisions declined, driven by net releases on available-for-sale ABSs in our legacy portfolio compared with charges in the first half of 2012. As a result, the available-for-sale ABS reserve decreased from a negative balance of US$2.2bn as reported at 31 December 2012 to a negative balance of US$2.0bn at 30 June 2013. The decline in LICs also resulted from the non-recurrence of impairments on certain available-for-sale debt securities in Principal Investments. In addition, loan impairment charges fell due to lower individually assessed provisions in Global Banking and in the legacy Credit loans and receivables portfolio.

•

Operating expenses remained broadly unchanged as reduction in performance-related costs and an accounting gain of US$81m relating to changes in delivering employee ill-health benefits to certain employees in the UK, were largely offset by higher litigation-related costs.

52

HSBC HOLDINGS PLC

Interim Management Report (continued)

Management view of revenue58

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Global Markets[59]	5,329	5,314	3,379
Credit	670	370	409
Rates	1,236	1,805	(34)
Foreign Exchange	1,833	1,733	1,482
Equities	531	396	283
Securities Services	847	798	825
Asset and Structured Finance	212	212	414

Global Banking	2,847	2,583	2,581
Financing and Equity Capital Markets	1,609	1,356	1,375
Payments and Cash Management	862	842	838
Other transaction services	376	385	368

Balance Sheet Management	1,680	2,206	1,532
Principal Investments	154	147	(22)
Debit valuation adjustment	451	–	518

Other[60]	201	85	(50)

Net operating income[22]	10,662	10,335	7,938

Balance Sheet Management revenues included a notional tax credit on income earned from tax-exempt investments of US$53m in the first half of 2013 (first half of 2012: US$59m; second half of 2012: US$57m), which is offset above within ‘Other’. The above table reflects the management structure of GB&M prior to the organisational restructure, effective from the second half of 2013.

For footnotes, see page 100.

•	We continue to actively identify savings and simplify our business model, and delivered a further US$50m of sustainable savings in the first half of 2013.

•	Income from associates was lower, due to the reclassification of Industrial Bank as a financial investment.

•

Global Markets reported revenue in excess of US$5.3bn. Building on the momentum achieved in 2012, we earned record half-year revenue from primary market issuances, mainly reported in Credit, with notable increases in Europe and Hong Kong. Additionally, trading revenue increased from strong volumes in our corporate debt securities portfolio in Europe, together with revaluation gains on securities in North America. Legacy credit revenue also rose as noted above. Equities revenue increased, reflecting higher equity derivatives income driven by strong client flows and larger market share in Asia, favourable fair value movements on certain assets and minimal fair value movements on structured liabilities compared with adverse fair value movements in the first half of 2012.

•

Foreign Exchange income rose due to increased client volumes which benefited from our improved electronic pricing and distribution capabilities, and our continuing collaboration with CMB. However, the benefit was partly offset by margin compression as a result of heightened competition.

•

As noted above, Rates revenue was lower as the first half of 2012 benefited from the significant tightening of spreads on eurozone bonds following the ECB’s Long-Term Refinancing Operation. In the current period, a strong first quarter performance was partly offset in the second quarter by more volatile market conditions as a result of expectations that the scale of government repurchase schemes and quantitative easing measures may be reduced.

•

Global Banking revenue increased in most regions from higher spreads and reduced funding costs than in the same period last year in our Credit and Lending business reported within Financing and Equity Capital Markets. Average lending balances remained stable despite some clients seeking funding from debt capital markets. Event-driven fee income in our underwriting and project finance businesses also increased. In addition, we reported gains on sale of equity positions, compared with losses on syndicated loans in the comparable period in the previous year.

•

Balance Sheet Management revenue declined by US$494m. Net interest income was adversely affected by reinvestment at prevailing rates while gains on the disposal of available-for-sale debt securities fell, notably in Europe, although partly offset by higher disposal gains in North America.

Growth priorities

Leveraging our distinctive geographical network which connects developed and faster-growing regions

•

We continue to leverage our distinctive international network and business model. For example, we provided advisory services to multinational corporates, helping them enhance their stakes in locally-listed subsidiaries in India. With operations in around 60 markets which connect developed and faster-growing regions, we are competitively positioned to service the needs of our multinational clients.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Connecting clients to global growth opportunities

•

Our product expertise and balance sheet strength enable us to connect our diversified client base to global growth opportunities. A number of recent event-driven transactions and new mandates demonstrated our ability to deliver services across the GB&M product suite, particularly in those areas geared towards growth opportunities.

Continuing to be well positioned in products that will benefit from global trends

•

We have invested with the aim of ensuring we are well positioned to benefit from global growth trends. With RMB internationalisation a key area of focus, we are developing new capabilities within this growing market. In Payments and Cash Management, for example, we implemented an innovative cross-border RMB payments and collections product. In addition to reducing foreign exchange exposure, this provided a centralised approach to cash management and reduced intra-group settlement flows between mainland Chinese subsidiaries and their overseas parent companies. Our position as a leading international bank for RMB products and services was recognised in the 2013 Asiamoney Offshore RMB services survey which named us ‘Best Provider of Offshore RMB Products and Services’ for the second consecutive year.

•

In debt capital markets, we captured growth in issuance demand, facilitating a broader and more diverse source of funding for our customers. We recognised the transition from traditional sources of funding towards debt capital financing, which resulted in us assuming leading positions in euro, sterling, emerging and Asia-Pacific (excluding Japan) markets. Investment in enhancing our product offerings in e-FX platforms also contributed to a strong performance in the Euromoney 2013 FX Poll, with HSBC volumes rising by 11% and our market share also increasing.

Enhancing collaboration with other global businesses to appropriately service the needs of our customers

•

We continued to enhance our collaborative efforts with other global business partners to better meet the needs of our customers across the Group. The sale of GB&M products to CMB clients generated gross revenues which are shared between the two global businesses. These revenues increased by 9%, compared with the first half of 2012, particularly within Foreign Exchange due to strong customer flows. Revenue from debt capital markets also increased, mainly in Hong Kong, as the number of transactions executed for CMB clients tripled. Revenue in our project and export finance business also increased.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

GPB serves high net worth individuals and families with complex and international financial needs. We manage and preserve their wealth while connecting them to global opportunities.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	575	672	622
Net fee income	602	625	607
Other income/(expense)	(26)	344	302

Net operating income[22]	1,151	1,641	1,531

LICs[55]	(14)	(4)	(23)

Net operating income	1,137	1,637	1,508

Total operating expenses	(1,035)	(1,113)	(1,030)

Operating profit	102	524	478

Income from associates[56]	6	3	4

Profit before tax	108	527	482

RoRWA[49]	1.0%	4.7%	4.4%

Continued progress on repositioning our business with a focus on priority markets

US$2.8bn

of net new money

from intra-group referrals

Best Private Bank in

Hong Kong

(Private Banker International Greater China Awards)

Strategic direction

GPB aims to build on HSBC’s commercial banking heritage to be the leading private bank for high net worth business owners.

We have two growth priorities:

•	repositioning the business to concentrate on home and priority markets, particularly onshore, aligned with Group priorities; and

•	capturing growth opportunities from Group collaboration, particularly by accessing owners and principals of CMB and GB&M clients.

Implementing Global Standards, enhancing risk management controls, tax transparency and simplifying processes also remain top priorities for GPB.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Review of performance

•	Reported profit before tax of US$108m was US$419m lower than in the first half of 2012 and US$405m lower on a constant currency basis.

•

On an underlying basis, which excludes the gain on the sale of our operations in Japan in 2012 of US$67m and associated operating results, profit before tax was US$349m lower as a result of reduced revenue, primarily due to the loss following the reclassification of our Monaco business to ‘held for sale’ (see also Note 25 on the Financial Statements) partly offset by decreased operating expenses.

•

Revenue declined by 29%, primarily due to the loss following reclassification to ‘held for sale’ and the sale of our operations in Japan in the first half of 2012, as noted above. Net interest income fell as higher yielding positions matured and opportunities for reinvestment were limited by lower prevailing yields. Narrower lending and deposit spreads coupled with a decline in average deposit balances contributed to the fall in net interest income. Brokerage fees also decreased, reflecting a reduction in client transaction volumes, in part due to lower volatility, and fewer large deals.

•

Operating expenses decreased by 7%, primarily due to a managed reduction in average staff numbers in both front and back office, lower restructuring and other related cost, reduced performance costs and the non-recurrence of a customer redress provision in June 2012. These factors were partly offset by an operational risk provision and a provision relating to our obligations under the UK Rubik agreement, a bilateral tax agreement between the UK and Swiss governments. We also delivered further sustainable savings of approximately US$35m in the first half of 2013.

Client assets61

	Half-year to
	30 Jun 2013	30 Jun 2012	31 Dec 2012
	US$bn	US$bn	US$bn

At beginning of period	398	377	375
Net new money	(10)	(2)	(5)
Value change	–	4	13
Exchange/other	(2)	(4)	15

At end of period	386	375	398

For footnote, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

Client assets, which include funds under management and cash deposits, have decreased by US$11.5bn since December 2012 due to negative net new money and adverse foreign exchange movements. Negative net new money was mainly affected by the adoption of new compliance and tax transparency standards as well as actions taken to reposition our client base towards higher net worth relationships. Negative net new money was also affected by a large number of client withdrawals, notably in Switzerland. However, we attracted positive net new money of US$3.0bn from clients in Asia.

•

Our return on assets, defined as the percentage of revenue to average client assets, was 57bps in the first half of 2013 compared with 83bps in the same period in 2012 and 77bps in the second half of 2012. This was primarily due to the loss following reclassification to ‘held for sale’ noted above and the non-recurrence of the gain on the sale of our operations in Japan in 2012 which negatively affected the return on assets by 17bps. The fall in net interest income and the decline in brokerage fees also contributed to the reduction in our return on assets.

Growth priorities

Repositioning the business

•

The repositioning of GPB that commenced in 2012 has been accelerated, focusing on home and priority growth markets where wealth creation is strong and where our Group presence can be leveraged. On 24 June 2013, we decided to withdraw from our private banking activities and private banking-related fund businesses which are wholly-owned Luxembourg subsidiaries of HSBC Trinkaus & Burkhardt AG. Subsequently, on 14 July 2013 we entered into an agreement to sell these businesses and the transaction is expected to complete towards the end of this year. We also conducted a review of our operations in Monaco following receipt of unsolicited expressions of interest in this business. This review was completed in July and a decision was made to retain the business.

•

We have focused on growing domestic private banking, supplemented with a transparent international business operating from key hubs. We have also applied a disciplined client segmentation approach to focus on high net worth and ultra-high net worth segments.

Capturing growth opportunities

•

We have captured growth from collaboration with other global businesses, and the resulting referral flows generated net new money of US$2.8bn, US$0.7bn higher than in the first half of 2012. Collaboration with CMB strengthened, and the framework is being enhanced with a defined coverage model, and improved reporting in order to identify further opportunities and achieve further benefits in the second half of the year. Opportunities to share products and platforms with RBWM have been identified, including digital capabilities, which enable us to better meet client needs.

•

We continued to enhance our product offering to clients through the strengthening of the Alternatives platform, with five product launches concluded in the first half of 2013, comprising two private equity funds, two real estate club deals and a fund of hedge funds. We also continued to enhance our front office systems with the roll-out of Global Vision in the UK and improvements to Global Client Relationship Management in the UK and the US.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other52

‘Other’ contains the results of HSBC’s holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions and movements in fair value of own debt.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest expense	(376)	(464)	(266)
Net fee income	61	100	94
Net trading expense[57]	(169)	(205)	(332)
Changes in fair value of long-term debt issued and related derivatives	(1,419)	(1,810)	(2,517)
Changes in other financial instruments designated at fair value	957	(465)	(671)
Net expense from financial instruments designated at fair value	(462)	(2,275)	(3,188)
Other income	5,096	3,182	5,686

Net operating income[22]	4,150	338	1,994

Total operating expenses	(3,312)	(4,049)	(5,320)

Operating profit/(loss)	838	(3,711)	(3,326)

Income from associates[56]	2	35	12

Profit/(loss) before tax	840	(3,676)	(3,314)

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Notes

•	Reported profit before tax of US$840m compared with a loss of US$3.7bn in the first half of 2012 on both a reported and a constant currency basis.

•	On an underlying basis, a pre-tax loss of US$230m compared with the loss of US$1.6bn in the first half of 2012. This was driven by the non-recurrence of a provision for US anti-

money laundering, BSA and OFAC investigations of US$700m in the first half of 2012. In addition, we recognised a net gain on completion of the disposal of our investment in Ping An of US$553m together with foreign exchange gains of US$442m relating to sterling debt issued by HSBC Holdings.

•

Net trading expense decreased by 18%. In addition to the foreign exchange gains noted above, there were favourable fair value movements on non-qualifying hedges, notably in Europe, mainly related to cross-currency swaps used to economically hedge fixed rate long-term debt compared with adverse movements in the first half of 2012. This was partly offset by adverse fair value movements of US$682m on the contingent forward sale contract relating to Ping An.

•

Net expense from financial instruments designated at fair value reduced by US$1.8bn. We reported minimal movements on the fair value of our own debt, compared with adverse movements of US$2.2bn in the first half of 2012, notably in Europe and North America. Excluding this, net expense increased due to higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued principally by HSBC Holdings and its European subsidiaries, compared with the first half of 2012.

•

Gains less losses from financial investments increased by US$909m, driven by a gain of US$1.2bn on disposal of our investment in Ping An, partly offset by the non-recurrence of gains from the sale of our shares in two Indian banks in the first half of 2012.

•

Other operating income increased by US$1.0bn, driven by an accounting gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties.

•	Operating expenses reduced by US$713m, mainly from the non-recurrence of the US fines and penalties, as noted above.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit/(loss) before tax

Retail Banking and Wealth Management

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	10,774	(157)	10,617	9,310	(14)	(12)
Net fee income	3,760	(43)	3,717	3,586	(5)	(4)
Gains on disposal of US branch network and cards business	3,597	–	3,597	–	(100)	(100)
Other income[21]	1,184	(46)	1,138	393	(67)	(65)

Net operating income[22]	19,315	(246)	19,069	13,289	(31)	(30)

Loan impairment charges and other credit risk provisions	(3,273)	58	(3,215)	(1,768)	46	45

Net operating income	16,042	(188)	15,854	11,521	(28)	(27)

Operating expenses	(10,218)	185	(10,033)	(8,451)	17	16

Operating profit	5,824	(3)	5,821	3,070	(47)	(47)

Share of profit in associates and joint ventures	586	5	591	197	(66)	(67)

Profit before tax	6,410	2	6,412	3,267	(49)	(49)

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	9,524	(51)	9,473	9,310	(2)	(2)
Net fee income	3,445	(31)	3,414	3,586	4	5
Gains on disposal of US branch network and cards business	138	–	138	–	(100)	(100)
Other income[21]	1,439	(4)	1,435	393	(73)	(73)

Net operating income[22]	14,546	(86)	14,460	13,289	(9)	(8)

Loan impairment charges and other credit risk provisions	(2,242)	(1)	(2,243)	(1,768)	21	21

Net operating income	12,304	(87)	12,217	11,521	(6)	(6)

Operating expenses	(9,551)	67	(9,484)	(8,451)	12	11

Operating profit	2,753	(20)	2,733	3,070	12	12

Share of profit in associates and joint ventures	412	5	417	197	(52)	(53)

Profit before tax	3,165	(15)	3,150	3,267	3	4

For footnotes, see page 100.

57a

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Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	13,289	19,315	(31)	13,289	14,546	(9)
Currency translation adjustment[18]		(246)			(86)
Acquisitions, disposals and dilutions	(12)	(5,850)		(12)	(391)

Underlying revenue	13,277	13,219	–	13,277	14,069	(6)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)
	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(1,768)	(3,273)	46	(1,768)	(2,242)	21
Currency translation adjustment[18]		58			(1)
Acquisitions, disposals and dilutions	1	330		1	10

Underlying LICs	(1,767)	(2,885)	39	(1,767)	(2,233)	21

Reconciliation of reported and underlying operating expenses
	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(8,451)	(10,218)	17	(8,451)	(9,551)	12
Currency translation adjustment[18]		185			67
Acquisitions, disposals and dilutions	87	871		87	141

Underlying operating expenses	(8,364)	(9,162)	9	(8,364)	(9,343)	10

Underlying cost efficiency ratio	63.0%	69.3%		63.0%	66.4%

Reconciliation of reported and underlying profit before tax
	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	3,267	6,410	(49)	3,267	3,165	3
Currency translation adjustment[18]		2			(15)
Acquisitions, disposals and dilutions	73	(5,074)		73	(488)

Underlying profit before tax	3,340	1,338	150	3,340	2,662	25

Reconciliation of reported and underlying average risk-weighted assets
	Half-year to
	30 June 2013	30 June 2012	Change	30 June 2013	31 December 2012	Change
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	261	332	(21)	261	291	(10)
Currency translation adjustment[18]		(2)			(2)
Acquisitions, disposals and dilutions	(1)	(44)		(1)	(7)

Average underlying RWAs	260	286	(9)	260	282	(8)

For footnotes, see page 100.

57b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management – US CML and Other RWAs

Reconciliation of reported and underlying items

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Revenue[22]
Reported revenue	793	1,000	(21)	793	1,396	(43)
Acquisitions, disposals and dilutions	105	–		105	–

Underlying revenue	898	1,000	(10)	898	1,396	(36)

Loss before tax
Reported loss before tax	(234)	(961)	76	(234)	(313)	25
Acquisitions, disposals and dilutions	120	–		120	–

Underlying loss before tax	(114)	(961)	88	(114)	(313)	64

	US$bn	US$bn	%	US$bn	US$bn	%

Average risk-weighted assets (‘RWA’s)
Average reported RWAs	99	127	(22)	99	116	(15)
Currency translation adjustment[18]

Average underlying RWAs	99	127	(22)	99	116	(15)

Total US CML and other¹¹ Reconciliation of reported and underlying items
	US$m	US$m	%	US$m	US$m	%

Reported loss before tax	(300)	(1,465)	(80)	(300)	(585)	(49)
Own credit spread[20]	30	450		30	250
Acquisitions, disposals and dilutions	120	–		120	–

Underlying loss before tax	(150)	(1,015)	(85)	(150)	(335)	(55)

Retail Banking and Wealth Management – US Card and Retail Services Reconciliation of reported and underlying items
	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Revenue[22]
Reported revenue	–	4,831	(100)	–	(14)	(100)
Acquisitions, disposals and dilutions	–	(4,831)		–	14

Underlying revenue	–	–		–	–

Loss before tax
Reported loss before tax	–	(3,916)	(100)	–	(150)	(100)
Acquisitions, disposals and dilutions	–	3,916		–	–

Underlying loss before tax	–	–		–	(150)

	US$bn	US$bn	%	US$bn	US$bn	%

Average risk-weighted assets (‘RWA’s)
Average reported RWAs	5	37	(86)	5	9	(44)
Currency translation adjustment[18]		(34)

Average underlying RWAs	5	3	67	5	9	(44)

57c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management – HSBC Finance

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	783	5,936	(87)	783	1,280	(39)
Acquisitions, disposals and dilutions	105	(3,148)		105	(2,314)

Underlying revenue	888	2,788	(68)	888	(1,034)

Reconciliation of reported and underlying profit before tax
	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported (loss)/profit before tax	(234)	2,991		(234)	(548)	57
Acquisitions, disposals and dilutions	120	(3,148)		120	(768)

Underlying loss before tax	(114)	(157)	27	(114)	(1,316)	91

For footnotes, see page 100.

57d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	5,144	(93)	5,051	5,050	(2)	–
Net fee income	2,224	(31)	2,193	2,337	5	7
Gains on disposal of US branch network and cards business	212	–	212	–	(100)	(100)
Other income[21]	673	(22)	651	476	(29)	(27)

Net operating income[22]	8,253	(146)	8,107	7,863	(5)	(3)
Loan impairment charges and other credit risk provisions	(924)	33	(891)	(1,160)	(26)	(30)

Net operating income	7,329	(113)	7,216	6,703	(9)	(7)
Operating expenses	(3,736)	65	(3,671)	(3,337)	11	9

Operating profit	3,593	(48)	3,545	3,366	(6)	(5)
Share of profit in associates and joint ventures	836	7	843	767	(8)	(9)

Profit before tax	4,429	(41)	4,388	4,133	(7)	(6)

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	5,217	(31)	5,186	5,050	(3)	(3)
Net fee income	2,246	(17)	2,229	2,337	4	5
Gains on disposal of US branch network and cards business	65	–	65	–	(100)	(100)
Other income[21]	770	–	770	476	(38)	(38)

Net operating income[22]	8,298	(48)	8,250	7,863	(5)	(5)
Loan impairment charges and other credit risk provisions	(1,175)	13	(1,162)	(1,160)	1	–

Net operating income	7,123	(35)	7,088	6,703	(6)	(5)
Operating expenses	(3,862)	26	(3,836)	(3,337)	14	13

Operating profit	3,261	(9)	3,252	3,366	3	4
Share of profit in associates and joint ventures	845	6	851	767	(9)	(10)

Profit before tax	4,106	(3)	4,103	4,133	1	1

For footnotes, see page 100.

57e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported revenue	7,863	8,253	(5)	7,863	8,298	(5)
Currency translation adjustment[18]		(146)			(48)
Acquisitions, disposals and dilutions	(2)	(319)		(2)	(288)

Underlying revenue	7,861	7,788	1	7,861	7,962	(1)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported LICs	(1,160)	(924)	(26)	(1,160)	(1,175)	1
Currency translation adjustment[18]		33			13
Acquisitions, disposals and dilutions	–	1		–	(2)

Underlying LICs	(1,160)	(890)	(30)	(1,160)	(1,164)	–

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported operating expenses	(3,337)	(3,736)	11	(3,337)	(3,862)	14
Currency translation adjustment[18]		65			26
Acquisitions, disposals and dilutions	–	71		–	30

Underlying operating expenses	(3,337)	(3,600)	7	(3,337)	(3,806)	12

Underlying cost efficiency ratio	42.5%	46.2%		42.5%	47.8%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported profit before tax	4,133	4,429	(7)	4,133	4,106	1
Currency translation adjustment[18]		(41)			(3)
Acquisitions, disposals and dilutions	(2)	(418)		(2)	(449)

Underlying profit before tax	4,131	3,970	4	4,131	3,654	13

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013 US$bn	30 June 2012 US$bn	Change[19] %	30 June 2013 US$bn	31 December 2012 US$bn	Change[19] %

Average reported RWAs	386	393	(2)	386	401	(4)
Currency translation adjustment[18]		(2)			(1)
Acquisitions, disposals and dilutions	(9)	(41)		(9)	(38)

Average underlying RWAs	377	350	8	377	362	4

For footnotes, see page 100.

57f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	3,625	(57)	3,568	3,334	(8)	(7)
Net fee income	1,598	(10)	1,588	1,818	14	14
Other income[21]	5,112	(65)	5,047	5,510	8	9

Net operating income[22]	10,335	(132)	10,203	10,662	3	4

Loan impairment charges and other credit risk provisions	(598)	10	(588)	(174)	71	70

Net operating income	9,737	(122)	9,615	10,488	8	9

Operating expenses	(5,073)	57	(5,016)	(5,007)	1	–

Operating profit	4,664	(65)	4,599	5,481	18	19

Share of profit in associates and joint ventures	383	2	385	242	(37)	(37)

Profit before tax	5,047	(63)	4,984	5,723	13	15

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	3,335	(9)	3,326	3,334	–	–
Net fee income	1,731	(2)	1,729	1,818	5	5
Other income[21]	2,872	(13)	2,859	5,510	92	93

Net operating income[22]	7,938	(24)	7,914	10,662	34	35

Loan impairment charges and other credit risk provisions	(72)	(4)	(76)	(174)	(142)	(129)

Net operating income	7,866	(28)	7,838	10,488	33	34

Operating expenses	(4,834)	57	(4,777)	(5,007)	(4)	(5)

Operating profit	3,032	29	3,061	5,481	81	79

Share of profit in associates and joint ventures	441	2	443	242	(45)	(45)

Profit before tax	3,473	31	3,504	5,723	65	63

For footnotes, see page 100.

57g

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported revenue	10,662	10,335	3	10,662	7,938	34
Currency translation adjustment[18]		(132)			(24)
Acquisitions, disposals and dilutions	6	(71)		6	(36)

Underlying revenue	10,668	10,132	5	10,668	7,878	35

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported LICs	(174)	(598)	71	(174)	(72)	(142)
Currency translation adjustment[18]		10			(4)

Underlying LICs	(174)	(588)	70	(174)	(76)	(129)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported operating expenses	(5,007)	(5,073)	1	(5,007)	(4,834)	(4)
Currency translation adjustment[18]		57			57
Acquisitions, disposals and dilutions	–	12		–	9

Underlying operating expenses	(5,007)	(5,004)	–	(5,007)	(4,768)	(5)

Underlying cost efficiency ratio	46.9%	49.4%		46.9%	60.5%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported profit before tax	5,723	5,047	13	5,723	3,473	65
Currency translation adjustment[18]		(63)			31
Acquisitions, disposals and dilutions	6	(224)		6	(269)

Underlying profit before tax	5,729	4,760	20	5,729	3,235	77

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013 US$bn	30 June 2012 US$bn	Change[19] %	30 June 2013 US$bn	31 December 2012 US$bn	Change[19] %

Average reported RWAs	415	419	(1)	415	406	2
Currency translation adjustment[18]		(2)			(2)
Acquisitions, disposals and dilutions	(3)	(9)		(3)	(11)

Average underlying RWAs	412	408	1	412	393	5

For footnotes, see page 100.

57h

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets legacy credit

Reconciliation of reported and underlying items

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Profit/(loss) before tax
Reported profit/(loss) before tax	153	(378)		153	98	56
Currency translation adjustment[18]	–	7		–	(2)

Underlying profit/(loss) before tax	153	(371)		153	96	59

	US$bn	US$bn	%	US$bn	US$bn	%

Average risk-weighted assets (‘RWA’s)
Average reported RWAs	36	48	(25)	36	43	(16)
Currency translation adjustment[18]	–	–		–	–

Average underlying RWAs	36	48	(25)	36	43	(16)

For footnotes, see page 100.

Balance sheet data significant to Global Banking and Markets

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2013
Trading assets[1]	269,959	29,233	17,975	443	102,260	7,210	427,080
Derivative assets[2]	236,502	32,423	24,154	1,334	67,714	6,031	368,158
Trading liabilities	202,431	10,817	4,317	1,241	108,139	3,507	330,452
Derivative liabilities[2]	286,255	30,944	23,469	1,379	65,277	5,496	412,820

At 30 June 2012
Trading assets[1]	230,229	33,836	23,695	843	85,124	10,830	384,557
Derivative assets[2]	283,393	25,956	23,581	1,333	86,132	5,465	425,860
Trading liabilities	185,907	9,089	5,465	1,080	88,561	5,961	296,063
Derivative liabilities[2]	286,698	25,718	23,714	1,349	85,638	5,042	428,159

At 31 December 2012
Trading assets[1]	242,175	31,614	22,804	530	95,347	9,506	401,976
Derivative assets[2]	287,427	28,351	22,700	1,417	80,096	5,117	425,108
Trading liabilities	176,838	9,345	4,470	1,081	94,943	5,950	292,627
Derivative liabilities[2]	292,711	27,720	22,900	1,430	79,437	4,899	429,097

1	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by GB&M in North America, include financial assets which may be repledged or resold by counterparties.
2	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

57i

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	672	(4)	668	575	(14)	(14)
Net fee income	625	(2)	623	602	(4)	(3)
Other income/(expense)[21]	344	(11)	333	(26)

Net operating income[22]	1,641	(17)	1,624	1,151	(30)	(29)

Loan impairment charges and other credit risk provisions	(4)	–	(4)	(14)	(250)	(250)

Net operating income	1,637	(17)	1,620	1,137	(31)	(30)

Operating expenses	(1,113)	3	(1,110)	(1,035)	7	7

Operating profit	524	(14)	510	102	(81)	(80)

Share of profit in associates and joint ventures	3	–	3	6	100	100

Profit before tax	527	(14)	513	108	(80)	(79)

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	622	(3)	619	575	(8)	(7)
Net fee income	607	1	608	602	(1)	(1)
Other income/(expense)[21]	302	(1)	301	(26)

Net operating income[22]	1,531	(3)	1,528	1,151	(25)	(25)

Loan impairment charges and other credit risk provisions	(23)	1	(22)	(14)	39	36

Net operating income	1,508	(2)	1,506	1,137	(25)	(25)

Operating expenses	(1,030)	1	(1,029)	(1,035)	–	(1)

Operating profit	478	(1)	477	102	(79)	(79)

Share of profit in associates and joint ventures	4	–	4	6	50	50

Profit before tax	482	(1)	481	108	(78)	(78)

For footnotes, see page 100.

57j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported revenue	1,151	1,641	(30)	1,151	1,531	(25)
Currency translation adjustment[18]		(17)			(3)
Acquisitions, disposals and dilutions	–	(66)		–	1

Underlying revenue	1,151	1,558	(26)	1,151	1,529	(25)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported LICs	(14)	(4)	(250)	(14)	(23)	39
Currency translation adjustment[18]		–			1

Underlying LICs	(14)	(4)	(250)	(14)	(22)	36

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported operating expenses	(1,035)	(1,113)	7	(1,035)	(1,030)	–
Currency translation adjustment[18]		3			1
Acquisitions, disposals and dilutions	–	10		–	–

Underlying operating expenses	(1,035)	(1,100)	6	(1,035)	(1,029)	(1)

Underlying cost efficiency ratio	89.9%	70.6%		89.9%	67.3%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported profit before tax	108	527	(80)	108	482	(78)
Currency translation adjustment[18]		(14)			(1)
Acquisitions, disposals and dilutions	–	(56)		–	1

Underlying profit before tax	108	457	(76)	108	482	(78)

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013 US$bn	30 June 2012 US$bn	Change[19] %	30 June 2013 US$bn	31 December 2012 US$bn	Change[19] %

Average reported RWAs	22	22	–	22	22	–
Currency translation adjustment[18]	–	–		–	(1)

Average underlying RWAs	22	22	–	22	21	2

For footnotes, see page 100.

57k

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest expense	(464)	6	(458)	(376)	19	18
Net fee income	100	1	101	61	(39)	(40)
Own credit spread[20]	(2,170)	8	(2,162)	(19)	99	99
Other income[21]	2,872	(21)	2,851	4,484	56	57

Net operating income[22]	338	(6)	332	4,150	1,128	1,150

Loan impairment charges and other credit risk provisions	–	–	–	–	–	–

Net operating income	338	(6)	332	4,150	1,128	1,150

Operating expenses	(4,049)	24	(4,025)	(3,312)	18	18

Operating profit/(loss)	(3,711)	18	(3,693)	838

Share of profit in associates and joint ventures	35	–	35	2	(94)	(94)

Profit/(loss) before tax	(3,676)	18	(3,658)	840

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest expense	(266)	(8)	(274)	(376)	(41)	(37)
Net fee income	94	1	95	61	(35)	(36)
Own credit spread[20]	(3,045)	20	(3,025)	(19)	99	99
Gains on disposal of Ping An	3,012	–	3,012	–	(100)	(100)
Other income[21]	2,199	(247)	1,952	4,484	104	130

Net operating income[22]	1,994	(234)	1,760	4,150	108	136

Loan impairment charges and other credit risk provisions	–	–	–	–	–	–

Net operating income	1,994	(234)	1,760	4,150	108	136

Operating expenses	(5,320)	10	(5,310)	(3,312)	38	38

Operating profit/(loss)	(3,326)	(224)	(3,550)	838

Share of profit in associates and joint ventures	12	–	12	2	(83)	(83)

Profit/(loss) before tax	(3,314)	(224)	(3,538)	840

For footnotes, see page 100.

57l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported revenue	4,150	338	1,128	4,150	1,994	108
Currency translation adjustment[18]		(14)			(254)
Own credit spread[20]	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,089)	(133)		(1,089)	(2,974)

Underlying revenue	3,080	2,361	30	3,080	1,811	70

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported operating expenses	(3,312)	(4,049)	18	(3,312)	(5,320)	38
Currency translation adjustment[18]		24			10

Underlying operating expenses	(3,312)	(4,025)	18	(3,312)	(5,310)	38

Underlying cost efficiency ratio	107.5%	170.5%		107.5%	293.2%

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	Change[19] %	30 June 2013 US$m	31 December 2012 US$m	Change[19] %

Reported profit/(loss) before tax	840	(3,676)		840	(3,314)
Currency translation adjustment[18]		10			(244)
Own credit spread[20]	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,089)	(133)		(1,089)	(2,974)

Underlying loss before tax	(230)	(1,629)	86	(230)	(3,487)	93

For footnotes, see page 100.

57m

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[52] US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income/ (expense)	9,310	5,050	3,334	575	(376)	(74)	17,819

Net fee income	3,586	2,337	1,818	602	61	–	8,404

Trading income/(expense) excluding net interest income	275	343	4,577	226	(191)	–	5,230
Net interest income on trading activities	–	3	1,029	4	22	74	1,132

Net trading income/ (expense)[57]	275	346	5,606	230	(169)	74	6,362
Net income/(expense) from financial instruments designated at fair value	122	104	(961)	–	(462)	–	(1,197)
Gains less losses from financial investments	48	(6)	597	4	1,213	–	1,856
Dividend income	11	8	65	6	17	–	107
Net earned insurance premiums	5,469	748	3	6	–	–	6,226
Other operating income/ (expense)	(92)	(19)	201	(267)	3,866	(2,743)	946

Total operating income	18,729	8,568	10,663	1,156	4,150	(2,743)	40,523

Net insurance claims[63]	(5,440)	(705)	(1)	(5)	–	–	(6,151)

Net operating income[22]	13,289	7,863	10,662	1,151	4,150	(2,743)	34,372

Loan impairment charges and other credit risk provisions	(1,768)	(1,160)	(174)	(14)	–	–	(3,116)

Net operating income	11,521	6,703	10,488	1,137	4,150	(2,743)	31,256

Employee expenses[64]	(2,651)	(1,163)	(1,882)	(381)	(3,419)	–	(9,496)
Other operating income/(expenses)	(5,800)	(2,174)	(3,125)	(654)	107	2,743	(8,903)

Total operating expenses	(8,451)	(3,337)	(5,007)	(1,035)	(3,312)	2,743	(18,399)

Operating profit	3,070	3,366	5,481	102	838	–	12,857

Share of profit in associates and joint ventures	197	767	242	6	2	–	1,214

Profit before tax	3,267	4,133	5,723	108	840	–	14,071

	%	%	%	%	%		%

Share of HSBC’s profit before tax	23.2	29.4	40.7	0.8	5.9		100.0
Cost efficiency ratio	63.6	42.4	47.0	89.9	79.8		53.5

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	362,836	288,842	276,181	39,161	2,362		969,382
Total assets	504,205	350,503	1,992,770	114,883	176,122	(493,167)	2,645,316
Customer accounts	547,140	327,612	347,716	92,360	1,354		1,316,182

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[52] US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income/ (expense)	10,774	5,144	3,625	672	(464)	(375)	19,376

Net fee income	3,760	2,224	1,598	625	100	–	8,307

Trading income/(expense) excluding net interest income	20	315	2,785	254	(240)	–	3,134
Net interest income on trading activities	14	6	950	5	35	375	1,385

Net trading income/ (expense)[57]	34	321	3,735	259	(205)	375	4,519
Net income/(expense) from financial instruments designated at fair value	519	72	501	–	(2,275)	–	(1,183)
Gains less losses from financial investments	20	2	700	(4)	305	–	1,023
Dividend income	13	10	55	4	21	–	103
Net earned insurance premiums	5,792	882	17	9	(4)	–	6,696
Gains on disposal of US branch network, US cards business and Ping An	3,597	212	–	–	–	–	3,809
Other operating income	738	208	117	84	2,860	(2,985)	1,022

Total operating income	25,247	9,075	10,348	1,649	338	(2,985)	43,672

Net insurance claims[63]	(5,932)	(822)	(13)	(8)	–	–	(6,775)

Net operating income[22]	19,315	8,253	10,335	1,641	338	(2,985)	36,897

Loan impairment charges and other credit risk provisions	(3,273)	(924)	(598)	(4)	–	–	(4,799)

Net operating income	16,042	7,329	9,737	1,637	338	(2,985)	32,098

Employee expenses[64]	(2,944)	(1,106)	(2,181)	(617)	(4,057)	–	(10,905)
Other operating income/(expenses)	(7,274)	(2,630)	(2,892)	(496)	8	2,985	(10,299)

Total operating expenses	(10,218)	(3,736)	(5,073)	(1,113)	(4,049)	2,985	(21,204)

Operating profit/(loss)	5,824	3,593	4,664	524	(3,711)	–	10,894

Share of profit in associates and joint ventures	586	836	383	3	35	–	1,843

Profit/(loss) before tax	6,410	4,429	5,047	527	(3,676)	–	12,737

	%	%	%	%	%		%

Share of HSBC’s profit before tax	50.3	34.8	39.6	4.1	(28.8)		100.0
Cost efficiency ratio	52.9	45.3	49.1	67.8	–		57.5

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	363,353	272,817	290,749	44,018	4,048		974,985
Total assets	526,069	351,157	1,905,455	119,271	179,703	(429,321)	2,652,334
Customer accounts	531,782	317,077	316,219	109,101	4,310		1,278,489

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC profit/(loss) before tax and balance sheet data (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[52] US$m	Inter- segment elimination[62] US$m	Total US$m
Profit before tax

Net interest income/ (expense)	9,524	5,217	3,335	622	(266)	(136)	18,296

Net fee income	3,445	2,246	1,731	607	94	–	8,123

Trading income/(expense) excluding net interest income	256	302	803	222	(309)	–	1,274
Net interest income/ (expense) on trading activities	14	10	1,152	9	(23)	136	1,298

Net trading income/ (expense)[57]	270	312	1,955	231	(332)	136	2,572
Net income/(expense) from financial instruments designated at fair value	1,374	178	593	–	(3,188)	–	(1,043)
Gains less losses from financial investments	76	20	30	1	39	–	166
Dividend income	11	8	93	2	4	–	118
Net earned insurance premiums	5,399	904	8	33	4	–	6,348
Gains on disposal of US branch network, US cards business and Ping An	138	65	–	–	3,012	–	3,215
Other operating income	734	328	196	67	2,627	(2,874)	1,078

Total operating income	20,971	9,278	7,941	1,563	1,994	(2,874)	38,873

Net insurance claims[63]	(6,425)	(980)	(3)	(32)	–	–	(7,440)

Net operating income[22]	14,546	8,298	7,938	1,531	1,994	(2,874)	31,433

Loan impairment charges and other credit risk provisions	(2,242)	(1,175)	(72)	(23)	–	–	(3,512)

Net operating income	12,304	7,123	7,866	1,508	1,994	(2,874)	27,921

Employee expenses[64]	(2,588)	(1,141)	(1,583)	(298)	(3,976)	–	(9,586)
Other operating expenses	(6,963)	(2,721)	(3,251)	(732)	(1,344)	2874	(12,137)

Total operating expenses	(9,551)	(3,862)	(4,834)	(1,030)	(5,320)	2,874	(21,723)

Operating profit/(loss)	2,753	3,261	3,032	478	(3,326)	–	6,198

Share of profit in associates and joint ventures	412	845	441	4	12	–	1,714

Profit/(loss) before tax	3,165	4,106	3,473	482	(3,314)	–	7,912

	%	%	%	%	%		%

Share of HSBC’s profit before tax	40.0	51.9	43.9	6.1	(41.9)		100.0
Cost efficiency ratio	65.7	46.5	60.9	67.3	266.8		69.1

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	378,040	288,033	283,842	45,213	2,495		997,623
Total assets	536,244	363,659	1,942,470	118,440	201,741	(470,016)	2,692,538
Customer accounts	562,151	338,405	332,115	105,772	1,571		1,340,014

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Geographical regions

Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$1,591m (first half of 2012: US$1,630m; second half of 2012: US$1,728m).

Profit/(loss) before tax

	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%	US$m	%	US$m	%

Europe	2,768	19.7	(667)	(5.2)	(2,747)	(34.7)
Hong Kong	4,205	29.9	3,761	29.5	3,821	48.3
Rest of Asia-Pacific	5,057	35.9	4,372	34.3	6,076	76.8
Middle East and North Africa	909	6.5	772	6.1	578	7.3
North America	666	4.7	3,354	26.3	(1,055)	(13.3)
Latin America	466	3.3	1,145	9.0	1,239	15.6

	14,071	100.0	12,737	100.0	7,912	100.0

HSBC HOLDINGS PLC

Interim Management Report (continued)

Total assets53

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	US$m	%	US$m	%	US$m	%

Europe	1,365,534	51.6	1,375,553	51.9	1,389,240	51.6
Hong Kong	528,712	20.0	486,608	18.3	518,334	19.3
Rest of Asia-Pacific	325,271	12.3	334,978	12.6	342,269	12.7
Middle East and North Africa	63,292	2.4	62,881	2.4	62,605	2.3
North America	473,218	17.9	500,590	18.9	490,247	18.2
Latin America	123,032	4.7	138,968	5.2	131,277	4.9
Intra-HSBC items	(233,743)	(8.9)	(247,244)	(9.3)	(241,434)	(9.0)

	2,645,316	100.0	2,652,334	100.0	2,692,538	100.0

For footnote, see page 100.

Risk-weighted assets[65]

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	US$bn	%	US$bn	%	US$bn	%

Total	1,104.8		1,159.9		1,123.9

Europe	305.4	27.4	329.5	27.9	314.7	27.6
Hong Kong	128.1	11.5	108.0	9.1	111.9	9.8
Rest of Asia-Pacific	285.0	25.5	303.2	25.7	302.2	26.4
Middle East and North Africa	64.2	5.8	63.0	5.3	62.2	5.4
North America	236.4	21.1	279.2	23.6	253.0	22.2
Latin America	96.7	8.7	99.8	8.4	97.9	8.6

For footnote, see page 100.

Selected items included in profit before tax by geographical region

Fair value movements arising from changes in own credit spreads20

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Europe	3	(1,605)	(2,505)
Rest of Asia-Pacific	1	(2)	(1)
Middle East and North Africa	(1)	(4)	(8)
North America	(22)	(559)	(531)

	(19)	(2,170)	(3,045)

Acquisitions, disposals and dilutions[54]

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Europe	(11)	–	(3)
Hong Kong	–	28	392
Rest of Asia-Pacific	1,116	1,025	3,639
Middle East and North Africa	–	27	(45)
North America	(120)	4,678	183
Latin America	27	147	13

	1,012	5,905	4,179

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	5,250	5,073	5,321
Net fee income	2,969	3,023	3,146
Net trading income	4,339	1,851	856
Other expense	(1,084)	(280)	(1,382)

Net operating income[22]	11,474	9,667	7,941

LICs[55]	(846)	(1,037)	(884)

Net operating income	10,628	8,630	7,057

Total operating expenses	(7,862)	(9,289)	(9,806)

Operating profit/(loss)	2,766	(659)	(2,749)

Income/(expense) from associates[56]	2	(8)	2

Profit/(loss) before tax	2,768	(667)	(2,747)

Cost efficiency ratio	68.5%	96.1%	123.5%
RoRWA[49]	1.8%	(0.4% )	(1.7% )

Period-end staff numbers	69,599	73,143	70,061

Launched two international SME funds:

£5bn in the UK

€1bn in France

Winner of ‘Best Bank Mortgage Provider’ Award (5th

year running)

(Moneyfacts Awards, 2013)

Over US$340m

of sustainable cost savings

in the first half of 2013

For footnotes, see page 100.

Economic background

The UK economy recovered tentatively, with real Gross Domestic Product (‘GDP’) growing by 0.3% in the first quarter of 2013 and 0.6% in the second quarter. The labour market was resilient and employment reached new highs, while unemployment was 7.8% in the three months to May, down from 7.9% in the previous quarter. Consumer Price Index (‘CPI’) inflation increased slightly from 2.7% in December 2012 to 2.9% in June 2013, driven by higher transport and food costs. The Bank of England left its key interest rate of 0.5% and its stock of asset purchases at £375bn (US$560bn) unchanged.

Eurozone GDP shrank by 0.2% in the first quarter of 2013, the sixth consecutive quarter of contraction, despite a bounce in German consumer spending of 0.8%. Unemployment rose from 11.9% in December 2012 to 12.1% in June 2013. Exports continued to fall, though there were signs of stabilisation in the second quarter even in the periphery. With inflation falling from 2.5% in 2012 to 1.6% in the first half of 2013, the squeeze on real wages started to abate. In view of the weakness in economic activity and slowing inflation, the ECB cut the refi rate by 0.25% to a record low of 0.5% in May. Helped by the ECB’s commitment to buy unlimited amounts of government bonds, government bond spreads in the periphery continued to narrow until late April, with only a very short-lived effect from the Italian election result and the Cyprus refinancing deal. In May and June market interest rates rose following the US Federal Reserve’s suggestion that it may soon start to taper off its asset purchase programme.

Review of performance

Our European operations reported a profit before tax of US$2.8bn in the first half of 2013, compared with a loss of US$667m in the first half of 2012 (US$648m on a constant currency basis). On an underlying basis, profit before tax increased by US$1.8bn due to significantly lower operating expenses driven by a decrease in charges relating to customer redress programmes; higher GB&M revenue, which included a favourable DVA on derivative contracts; and a decline in LICs.

In RBWM, we supported the UK housing market during the first half of 2013, approving £7.1bn (US$11.0bn) of new mortgage lending to over 68,000 customers. This included £2.0bn (US$3.1bn) to over 16,000 first time buyers. The loan-to-value ratio on new lending was 59%

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2013
UK	804	894	1,047	132	(657)	2,220
France[46]	130	135	302	–	(78)	489
Germany	15	31	45	21	(6)	106
Malta	22	29	19	–	–	70
Switzerland	–	1	1	(42)	–	(40)
Turkey	(18)	31	72	–	(1)	84
Other	3	(35)	82	(225)	14	(161)

	956	1,086	1,568	(114)	(728)	2,768

Half-year to 30 June 2012
UK	(166)	521	357	108	(2,437)	(1,617)
France[46]	29	114	330	(5)	(175)	293
Germany	16	28	153	15	(28)	184
Malta	21	32	16	–	–	69
Switzerland	–	–	–	66	–	66
Turkey	5	43	50	–	–	98
Other	3	36	137	52	12	240

	(92)	774	1,043	236	(2,628)	(667)

Half-year to 31 December 2012
UK	509	311	(468)	127	(3,918)	(3,439)
France[46]	106	89	184	(6)	(88)	285
Germany	13	36	130	25	(44)	160
Malta	18	20	15	–	–	53
Switzerland	–	2	1	67	–	70
Turkey	(37)	28	54	–	1	46
Other	(8)	(52)	27	50	61	78

	601	434	(57)	263	(3,988)	(2,747)
For footnote, see page 100.

compared with an average of 51% for the total mortgage portfolio.

In CMB, we launched two International SME funds in the UK and France of £5.0bn (US$7.6bn) and €1.0bn (US$1.3bn), respectively, supporting businesses that trade, or aspire to trade, internationally. We approved lending of £2.4bn (US$3.7bn) in the UK including the renewal of overdraft and other lending facilities, and €0.7bn (US$0.9bn) in France in the first half of 2013.

In GB&M, our Payments and Cash Management and Foreign Exchange businesses launched ‘Global Disbursements’ and ‘FlexRate Payway’ in the first half of 2013, providing our clients with the ability to make multi-currency payments more efficiently with foreign exchange rates guaranteed for an agreed period. In Credit, primary issuances increased, reflecting demand for financing from debt capital markets, resulting in leading positions and increased market share in both the euro and sterling markets.

The following commentary is on a constant currency basis.

Net interest income increased by 5%, driven by higher residential mortgage balances due to competitive offers in RBWM in the UK and, to a lesser extent, in France, together with improved lending spreads in the UK reflecting higher spreads on new business. Customer account balances also increased, although the benefit was largely offset by deposit spread compression in the low interest rate environment. In Balance Sheet Management, net interest income was higher, reflecting portfolio growth as deposit balances rose and reduced funding costs. CMB net interest income grew, mainly in the UK, driven by growth in average lending and deposit balances, coupled with higher new business spreads. These factors were partly offset by a decline in GPB as higher yielding positions matured and opportunities for reinvestment were limited by lower prevailing yields. Narrower lending and deposit spreads also contributed to the fall in GPB net interest income.

Net fee income decreased by US$30m, mainly in RBWM due to higher fees paid under partnership agreements, coupled with lower brokerage fees in GPB due to a reduction in client transaction volumes, in part reflecting lower market volatility and fewer large deals. These were partly offset by a rise in lending fees in CMB in the UK and higher primary market issuance fees in GB&M.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income increased by US$2.5bn to US$4.3bn. This was driven by favourable foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value compared with adverse movements in the first half of 2012, together with a favourable DVA on derivative contracts (see page 28), a foreign exchange gain on sterling debt issued by HSBC Holdings and favourable fair value movements on non-qualifying hedges which compared with adverse movements in the first half of 2012. In addition, Foreign Exchange income rose due to increased transaction volumes which benefited from improved electronic pricing and distribution capabilities, although the rise was offset in part by margin compression. These factors were partly offset by lower Rates revenue as the first half of 2012 benefited from tightening spreads following the ECB’s announcement of the Long-Term Refinancing Operation. In the current period, a strong first quarter performance was partly offset in the second quarter by more volatile market conditions. Lower adverse fair value movements from own credit spreads on structured liabilities partly offset this decline.

Net expense from financial instruments designated at fair value was broadly in line with the first half of 2012. We reported minimal movements on the fair value of our own debt, compared with adverse movements of US$1.6bn in the first half of 2012. Excluding this, net expense of US$1.0bn in the first half of 2013 compared with net income of US$662m in the first half of 2012. This decline was largely driven by adverse foreign exchange movements on foreign currency debt compared with favourable movements in the first half of 2012, with the offset reported in ‘Net trading income’. In addition, there were higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt issued principally by HSBC Holdings and its European subsidiaries, compared with the first half of 2012. These were partly offset by higher net investment gains recognised on the fair value of assets held to meet liabilities under insurance and investment contracts than in the first half of 2012 as market conditions improved.

Gains less losses from financial investments decreased by US$68m as we reported lower gains on the disposal of available-for-sale debt securities in Balance Sheet Management, mainly in the UK. This was partly offset by higher gains on disposal of equity securities in Principal Investments in GB&M.

Net earned insurance premiums decreased by 7%, mainly in RBWM in France reflecting lower sales following the run-off of business from independent financial adviser channels in the first half of 2013.

Other operating income decreased by US$534m due to a loss recognised in GPB following the reclassification of our Monaco business to ‘held for sale’ (see also Note 25 on the Financial Statements), coupled with a loss on sale of an HFC Bank UK secured loan portfolio in RBWM.

Net insurance claims incurred and movement in liabilities to policyholders increased by 3%, driven by net investment gains on the fair value of the assets held to support policyholder contracts in the first half of 2013. This was partly offset by lower reserves established for new business, reflecting the decline in net premium income in France.

LICs decreased by 17% to US$846m. GB&M reported lower credit risk provisions in the UK following net releases on available-for-sale ABSs, compared with charges in the first half of 2012. This was partly offset by higher individually assessed provisions in CMB on a small number of customers in the UK, and due to the challenging economic conditions in Spain.

Operating expenses decreased by 14%, driven by lower charges relating to UK customer redress programmes. We reported charges of US$412m in the first half of 2013, which included US$367m for the possible mis-selling of PPI policies in previous years. This compared with a charge of US$1.3bn in the first half of 2012, which included US$1.0bn, and US$230m (US$237m as reported), for the possible mis-selling of PPI policies and interest rate protection products, respectively. We also benefited from sustainable costs savings of over US$340m due to organisational effectiveness programmes that commenced in 2011, lower restructuring costs, and a decline in performance costs, notably in GB&M. In addition, we reported an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK, (see page 34 and Note 5 on the Financial Statements). These factors were partly offset by higher litigation-related charges in GB&M and an operational risk provision in GPB.

Operating expenses in Europe

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

HSBC Holdings	612	510	1,553
UK	4,760	6,195	5,798
Continental Europe	2,625	2,656	2,581
Intra-region eliminations	(135)	(72)	(126)

Total operating expenses	7,862	9,289	9,806

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,751	1,638	799	357	(310)	15	5,250

Net fee income/(expense)	1,246	844	489	397	(7)	–	2,969

Trading income excluding net interest income	102	26	2,958	108	538	–	3,732
Net interest income on trading activities	3	7	594	4	14	(15)	607

Net trading income[57]	105	33	3,552	112	552	(15)	4,339

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,347)	–	(1,347)
Net income/(expense) from other financial instruments designated at fair value	296	103	(965)	–	964	–	398

Net income/(expense) from financial instruments designated at fair value	296	103	(965)	–	(383)	–	(949)
Gains less losses from financial investments	43	(7)	332	3	2	–	373
Dividend income	2	1	32	4	1	–	40
Net earned insurance premiums	1,519	222	–	6	(1)	–	1,746
Other operating income/(expense)	(149)	(21)	(11)	(274)	343	62	(50)

Total operating income	5,813	2,813	4,228	605	197	62	13,718

Net insurance claims[63]	(1,958)	(281)	–	(5)	–	–	(2,244)

Net operating income[22]	3,855	2,532	4,228	600	197	62	11,474

Loan impairment charges and other credit risk provisions	(169)	(498)	(166)	(13)	–	–	(846)

Net operating income	3,686	2,034	4,062	587	197	62	10,628

Operating expenses	(2,731)	(950)	(2,493)	(700)	(926)	(62)	(7,862)

Operating profit/(loss)	955	1,084	1,569	(113)	(729)	–	2,766

Share of profit/(loss) in associates and joint ventures	1	2	(1)	(1)	1	–	2

Profit/(loss) before tax	956	1,086	1,568	(114)	(728)	–	2,768

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.8	7.7	11.1	(0.8)	(5.2)		19.7
Cost efficiency ratio	70.8	37.5	59.0	116.7	470.1		68.5

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	161,966	100,117	147,463	23,095	795		433,436
Total assets	220,259	115,819	1,091,624	74,917	70,010	(207,095)	1,365,534
Customer accounts	187,725	121,334	199,750	45,950	890		555,649

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,643	1,607	750	428	(345)	(10)	5,073

Net fee income	1,317	809	421	431	45	–	3,023

Trading income/(expense) excluding net interest income	27	12	1,126	113	(197)	–	1,081
Net interest income on trading activities	3	5	729	5	18	10	770

Net trading income/(expense)[57]	30	17	1,855	118	(179)	10	1,851

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,165)	–	(1,165)
Net income/(expense) from other financial instruments designated at fair value	194	36	488	–	(489)	–	229

Net income/(expense) from financial instruments designated at fair value	194	36	488	–	(1,654)	–	(936)
Gains less losses from financial investments	5	(1)	449	(4)	–	–	449
Dividend income	1	1	37	3	1	–	43
Net earned insurance premiums	1,647	208	–	9	(4)	–	1,860
Other operating income	29	30	13	5	346	45	468

Total operating income/(expense)	5,866	2,707	4,013	990	(1,790)	45	11,831

Net insurance claims[63]	(1,933)	(223)	–	(8)	–	–	(2,164)

Net operating income/(expense)[22]	3,933	2,484	4,013	982	(1,790)	45	9,667

Loan impairment charges and other credit risk provisions	(187)	(412)	(431)	(7)	–	–	(1,037)

Net operating income/(expense)	3,746	2,072	3,582	975	(1,790)	45	8,630

Operating expenses	(3,840)	(1,297)	(2,531)	(738)	(838)	(45)	(9,289)

Operating profit/(loss)	(94)	775	1,051	237	(2,628)	–	(659)

Share of profit/(loss) in associates and joint ventures	2	(1)	(8)	(1)	–	–	(8)

Profit/(loss) before tax	(92)	774	1,043	236	(2,628)	–	(667)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.7)	6.1	8.2	1.9	(20.7)		(5.2)
Cost efficiency ratio	97.6	52.2	63.1	75.2	(46.8)		96.1

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	157,336	101,709	156,290	29,390	720		445,445
Total assets	224,545	129,330	1,013,553	78,814	58,641	(129,330)	1,375,553
Customer accounts	181,540	116,308	171,280	59,512	889		529,529

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,794	1,621	659	392	(198)	53	5,321

Net fee income/(expense)	1,305	849	611	417	(36)	–	3,146

Trading income/(expense) excluding net interest income	40	14	(278)	103	222	–	101
Net interest income on trading activities	4	9	771	9	15	(53)	755

Net trading income[57]	44	23	493	112	237	(53)	856

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,926)	–	(1,926)
Net income/(expense) from other financial instruments designated at fair value	576	103	585	–	(617)	–	647

Net income/(expense) from financial instruments designated at fair value	576	103	585	–	(2,543)	–	(1,279)
Gains less losses from financial investments	(10)	–	(74)	1	(2)	–	(85)
Dividend income	(1)	–	67	–	2	–	68
Net earned insurance premiums	1,503	230	–	33	4	–	1,770
Other operating income	55	28	75	56	450	(54)	610

Total operating income/(expense)	6,266	2,854	2,416	1,011	(2,086)	(54)	10,407

Net insurance claims[63]	(2,121)	(313)	–	(32)	–	–	(2,466)

Net operating income/(expense)[22]	4,145	2,541	2,416	979	(2,086)	(54)	7,941

Loan impairment charges and other credit risk provisions	(160)	(697)	(5)	(22)	–	–	(884)

Net operating income/(expense)	3,985	1,844	2,411	957	(2,086)	(54)	7,057

Operating expenses	(3,385)	(1,411)	(2,468)	(693)	(1,903)	54	(9,806)

Operating profit/(loss)	600	433	(57)	264	(3,989)	–	(2,749)

Share of profit/(loss) in associates and joint ventures	1	1	–	(1)	1	–	2

Profit/(loss) before tax	601	434	(57)	263	(3,988)	–	(2,747)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.6	5.5	(0.7)	3.3	(50.4)		(34.7)
Cost efficiency ratio	81.7	55.5	102.2	70.8	(91.2)		123.5

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	170,002	105,796	156,798	29,963	881		463,440
Total assets	240,744	132,718	1,044,507	76,145	75,513	(180,387)	1,389,240
Customer accounts	191,024	121,648	184,473	57,125	739		555,009

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for over 60% by value of banknotes in circulation in the first half of 2013.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	2,866	2,599	2,717
Net fee income	2,006	1,618	1,717
Net trading income	872	762	701
Other income	899	1,154	1,154

Net operating income[22]	6,643	6,133	6,289

LICs[55]	(46)	(32)	(42)

Net operating income	6,597	6,101	6,247

Total operating expenses	(2,418)	(2,396)	(2,452)

Operating profit	4,179	3,705	3,795

Income from associates[56]	26	56	26

Profit before tax	4,205	3,761	3,821

Cost efficiency ratio	36.4%	39.1%	39.0%
RoRWA[49]	7.1%	7.1%	6.9%

Period-end staff numbers	27,966	27,976	27,742

9%

growth in underlying revenue

14%

growth in combined

CMB and GB&M lending balances

(on a constant currency basis)

Best Bank in Hong Kong

(FinanceAsia, Country Awards

for Achievement, 2013)

For footnotes, see page 100.

Economic background

GDP growth in Hong Kong decelerated to a rate of 0.2% quarter on quarter in the first three months of 2013, on the back of mainland China’s slowdown in the first quarter and sluggish demand from the West. The resilient local job market and solid income growth supported the economy in the absence of strong external demand. Unemployment was steady at around 3.4% even though the labour force grew to a record high in the first quarter. The 3-month Hibor eased to an average of 0.38% during the first half of 2013, down from 0.4% in the second half of 2012. Low borrowing costs and a continued increase in real wages helped private consumption to rise by 7% on the year in the first quarter. Investment spending contracted by 2.2% in the same period, however, due to cooling business sentiment. Inflationary pressures eased slightly, with the CPI slowing to 3.9% in May from an average of 4.1% in 2012. The growth in residential property prices slowed too, rising by 2.8% in the first five months of  2013 compared with 7.6% for the same period in 2012.

Review of performance

Our operations in Hong Kong reported a pre-tax profit of US$4.2bn compared with US$3.8bn in the first half of 2012, an increase of 12%. This reflected higher revenue, driven by increased net fees from unit trusts and debt issuance and balance sheet growth. Excluding the effect of disposals in 2012, underlying profit before tax increased by 13%.

In RBWM, average loan to value ratios were 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We enhanced our digital banking capabilities with the launch of a new mobile banking application and implemented the Global Wealth Incentive Plan.

In CMB, we further strengthened the collaboration with GB&M particularly in Foreign Exchange as well as debt capital markets issuance where the number of transactions more than tripled compared with the first half of 2012. We were named ‘Best Domestic Bank in Hong Kong’ by Asiamoney.

In GB&M we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five for both equity capital markets and mergers and acquisitions.

We led the market in offshore RMB bond issuance and were voted ‘Best provider of offshore renminbi products and services’ for the second year running by Asiamoney.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by global business

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Retail Banking and Wealth Management	1,867	1,753	1,941
Commercial Banking	1,083	1,001	1,187
Global Banking and Markets	1,078	786	732
Global Private Banking	137	122	127
Other	40	99	(166)

Profit before tax	4,205	3,761	3,821

The following commentary is on a constant currency basis.

Net interest income increased by US$266m on the first half of 2012, led by RBWM and supported by CMB and GB&M. This was mainly due to higher average lending balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio.

There was strong loan growth in both CMB and GB&M, driven by trade-related lending, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets. Mortgage lending in RBWM also increased, although the rate of growth began to slow as transaction volumes in the property market reduced.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interest rates.

Net fee income rose by US$388m in the first half of 2013, primarily in RBWM. Strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income was higher in GB&M due to a rise in debt and equity underwriting and corporate finance activity compared with the first half of 2012, in part reflecting collaboration with CMB. Fee income also increased in CMB as trade volumes increased.

Net trading income was 14% higher than in the first six months of 2012. Rates revenue rose due to higher net interest income on increased debt securities holdings. Foreign Exchange revenue increased due to higher customer trading volumes. There was also a favourable DVA (see page 28).

Net expense from financial instruments designated at fair value was US$258m compared with net income of US$44m in the first half of 2012, primarily due to net investment losses on assets held by the insurance business as both equity and bond markets fell towards the end of the first half of 2013. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with DPF, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Net gains less losses from financial investments were US$19m in the first half of 2013 compared with US$279m in 2012, largely due to the non-recurrence of the gains on sale of our shares in two Indian banks in the first half of 2012.

Net earned insurance premiums grew by 3% due to increased renewals of insurance contracts with DPF and unit-linked insurance contracts, and higher new business premiums partly offset by the absence of non-life insurance premiums following the disposal of these businesses in 2012. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income was US$59m higher from disposal and revaluation gains on investment properties. This was partly offset by a lower increase in the PVIF asset largely due to the favourable valuation of policyholder options and guarantees in 2012.

LICs were US$13m higher due to an increase from a revision to the assumptions used in our collective assessment models in RBWM partly offset by collective impairment releases in CMB.

Operating expenses rose by US$22m in the first half of 2013, driven by increased property rental prices, costs relating to the introduction of updated payment cards and information technology platforms. These were partly offset by reduced performance-related costs in GB&M, and lower restructuring and other related costs relating to organisational effectiveness programmes in 2012.

Share of profit from associates and joint ventures was US$30m lower due to the non-

HSBC HOLDINGS PLC

Interim Management Report (continued)

recurrence of a deferred tax credit in 2012 relating to investment properties held by an associate, and the effect of the disposal of our interest in Global Payments Asia-Pacific Ltd last year.

Profit/(loss) before tax and balance sheet data – Hong Kong

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income/(expense)	1,563	827	609	66	(194)	(5)	2,866

Net fee income	1,029	495	384	88	10	–	2,006

Trading income/(expense) excluding net interest income	49	91	493	80	(24)	–	689
Net interest income on trading activities	1	–	166	–	11	5	183

Net trading income/(expense)[57]	50	91	659	80	(13)	5	872

Net income/(expense) from financial instruments designated at fair value	(241)	(12)	3	–	(8)	–	(258)
Gains less losses from financial investments	–	–	20	1	(2)	–	19
Dividend income	–	–	2	–	14	–	16
Net earned insurance premiums	2,912	267	–	–	–	–	3,179
Other operating income	264	27	31	4	707	(148)	885

Total operating income	5,577	1,695	1,708	239	514	(148)	9,585

Net insurance claims[63]	(2,680)	(262)	–	–	–	–	(2,942)

Net operating income[22]	2,897	1,433	1,708	239	514	(148)	6,643

Loan impairment (charges)/recoveries and other credit risk provisions	(75)	23	7	(1)	–	–	(46)

Net operating income	2,822	1,456	1,715	238	514	(148)	6,597

Operating expenses	(980)	(373)	(638)	(101)	(474)	148	(2,418)

Operating profit	1,842	1,083	1,077	137	40	–	4,179

Share of profit in associates and joint ventures	25	–	1	–	–	–	26

Profit before tax	1,867	1,083	1,078	137	40	–	4,205

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.3	7.7	7.6	1.0	0.3		29.9
Cost efficiency ratio	33.8	26.0	37.4	42.3	92.2		36.4

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	64,096	71,269	45,760	7,118	1,382		189,625
Total assets	101,062	80,771	268,379	20,604	66,218	(8,322)	528,712
Customer accounts	199,240	87,859	35,798	19,496	271		342,664

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income/(expense)	1,396	768	553	76	(238)	44	2,599

Net fee income	825	433	272	77	11	–	1,618

Trading income/(expense) excluding net interest income	85	85	392	94	(25)	–	631
Net interest income on trading activities	2	–	166	–	7	(44)	131

Net trading income/(expense)[57]	87	85	558	94	(18)	(44)	762

Net income/(expense) from financial instruments designated at fair value	61	(18)	16	–	(15)	–	44
Gains less losses from financial investments	–	–	4	–	275	–	279
Dividend income	–	–	2	–	16	–	18
Net earned insurance premiums	2,690	385	4	–	–	–	3,079
Other operating income	357	35	27	6	539	(139)	825

Total operating income	5,416	1,688	1,436	253	570	(139)	9,224

Net insurance claims[63]	(2,745)	(341)	(5)	–	–	–	(3,091)

Net operating income[22]	2,671	1,347	1,431	253	570	(139)	6,133

Loan impairment (charges)/recoveries and other credit risk provisions	(44)	(2)	12	2	–	–	(32)

Net operating income	2,627	1,345	1,443	255	570	(139)	6,101

Operating expenses	(893)	(350)	(660)	(133)	(499)	139	(2,396)

Operating profit	1,734	995	783	122	71	–	3,705

Share of profit in associates and joint ventures	19	6	3	–	28	–	56

Profit before tax	1,753	1,001	786	122	99	–	3,761

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.6	7.9	6.2	1.0	0.8		29.5
Cost efficiency ratio	33.4	26.0	46.1	52.6	87.5		39.1

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	58,290	58,694	40,699	6,192	1,329		165,204
Total assets	89,464	67,566	242,783	19,901	82,901	(16,007)	486,608
Customer accounts	184,857	80,383	34,340	18,819	421		318,820

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	1,455	861	534	73	(244)	38	2,717

Net fee income	944	417	276	78	2	–	1,717

Trading income excluding net interest income	91	78	274	76	23	–	542
Net interest income on trading activities	8	2	186	–	1	(38)	159

Net trading income[57]	99	80	460	76	24	(38)	701

Net income/(expense) from financial instruments designated at fair value	450	(35)	7	–	(19)	–	403
Gains less losses from financial investments	–	–	(2)	7	38	–	43
Dividend income	–	1	3	–	2	–	6
Net earned insurance premiums	2,604	270	4	–	–	–	2,878
Other operating income	354	218	50	7	613	(143)	1,099

Total operating income	5,906	1,812	1,332	241	416	(143)	9,564

Net insurance claims[63]	(3,012)	(261)	(2)	–	–	–	(3,275)

Net operating income[22]	2,894	1,551	1,330	241	416	(143)	6,289

Loan impairment (charges)/recoveries and other credit risk provisions	(53)	5	5	1	–	–	(42)

Net operating income	2,841	1,556	1,335	242	416	(143)	6,247

Operating expenses	(926)	(369)	(603)	(115)	(582)	143	(2,452)

Operating profit/(loss)	1,915	1,187	732	127	(166)	–	3,795

Share of profit in associates and joint ventures	26	–	–	–	–	–	26

Profit/(loss) before tax	1,941	1,187	732	127	(166)	–	3,821

	%	%	%	%	%		%

Share of HSBC’s profit before tax	24.5	15.0	9.3	1.6	(2.1)		48.3
Cost efficiency ratio	32.0	23.8	45.3	47.7	139.9		39.0

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	62,533	62,944	40,223	6,464	1,449		173,613
Total assets	96,185	72,056	256,295	20,705	81,085	(7,992)	518,334
Customer accounts	201,649	90,152	34,171	19,566	670		346,208

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our primary associate, Bank of Communications.

Outside mainland China, we conduct business in 18 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation Limited, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest income	2,653	2,718	2,673
Net fee income	1,084	1,078	1,005
Net trading income	46	932	121
Other income	3,220	1,219	3,838

Net operating income[22]	7,003	5,947	7,637

LICs[55]	(152)	(298)	(138)

Net operating income	6,851	5,649	7,499

Total operating expenses	(2,749)	(2,865)	(2,941)

Operating profit	4,102	2,784	4,558

Income from associates[56]	955	1,588	1,518

Profit before tax	5,057	4,372	6,076

Cost efficiency ratio	39.3%	48.2%	38.5%
RoRWA[49]	3.6%	3.0%	3.9%

Period-end staff numbers	85,665	86,207	85,024

13%

growth in CMB loans and advances

(on a constant currency basis)

Issued the first offshore renminbi bond

in Singapore

Best Cash Management Bank in Asia

(Global Finance Magazine)

For footnotes, see page 100.

Economic background

The growth of the mainland China economy slowed unexpectedly to 7.7% in the first quarter of 2013 following its rebound to 7.9% in the fourth quarter of 2012, reflecting weak external demand. Growth continued to weaken into the second quarter to 7.5% year-on-year, as new orders slowed and inventory built up. Beijing’s new policymakers showed an increasing preference for quality over quantity of growth and focused on reforms rather than stimuli to lay the foundation for sustainable growth over the medium term. A new package of measures was announced including fiscal reforms, financial reforms, deregulation and urbanisation. Inflation continued to ease in mainland China in the first half of 2013, with headline CPI averaging 2.4%, well below its 3.5% annual target.

Japan’s economy expanded at an annualised rate of 4.1% in the first quarter of 2013. A weaker currency helped exporters and, after three consecutive quarters of negative growth, exports rose 16.1% in the first quarter and continued to recover into May. Robust domestic demand drove growth, and private consumption rose by 3.6% in the quarter. Public investment rose with construction orders up by 24.8% year-on-year in May 2013.

Singapore’s GDP grew by a moderate 1.8% in the first quarter of 2013. Services surged, but manufacturing contracted following the slowdown in mainland China and lacklustre demand from the developed world. Annual inflation slowed to a three-year low thanks, in part, to curbs on car prices. In India, growth stabilised following reforms but, at an annual rate of 4.8% in the first quarter, it was low by historical standards. Soft domestic demand and low global commodity prices resulted in a fall in inflation which enabled the Reserve Bank of India to cut the key policy rate by 75bps to 7.25%.

Malaysia continued to enjoy robust domestic demand as long-term public projects kept employment and investments up, and imports surged. Indonesia grew at an annual pace of 6%. Faced with widening trade and budget deficits and a weakening currency, the government raised subsidised fuel prices and Bank Indonesia’s reference rate rose by 25bps to 6.0%. The recovery in Vietnam remained sluggish. Australia’s economy grew at a below-trend annual rate of 2.5% in the first quarter, as the mining investment boom began to fade and the pick-up in the rest of the economy was only gradual.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2013
Australia	51	45	108	–	29	233
India	(1)	74	255	4	82	414
Indonesia	18	46	63	–	14	141
Mainland China	106	763	423	(2)	1,645	2,935
Industrial Bank	–	–	–	–	1,089	1,089
Ping An	–	–	–	–	553	553
Other associates	124	681	142	–	–	947
Other mainland China	(18)	82	281	(2)	3	346

Malaysia	78	60	149	–	(13)	274
Singapore	78	60	147	39	37	361
Taiwan	(5)	19	83	–	3	100
Vietnam	106	13	29	–	3	151
Other	–	147	271	(1)	31	448

	431	1,227	1,528	40	1,831	5,057
Half-year to 30 June 2012
Australia	51	(34)	80	–	(6)	91
India	35	49	306	4	121	515
Indonesia	19	59	91	–	6	175
Mainland China	500	853	633	(2)	38	2,022
Industrial Bank	32	135	138	–	–	305
Ping An	392	31	24	–	–	447
Other associates	105	589	122	–	–	816
Other mainland China	(29)	98	349	(2)	38	454

Malaysia	93	68	124	–	3	288
Singapore	105	62	126	50	(8)	335
Taiwan	38	29	77	–	2	146
Vietnam	3	28	39	–	8	78
Other	77	136	258	62	189	722

	921	1,250	1,734	114	353	4,372
Half-year to 31 December 2012
Australia	46	72	104	–	(38)	184
India	6	40	191	3	54	294
Indonesia	10	65	55	–	1	131
Mainland China	338	871	624	(2)	2,487	4,318
Industrial Bank	22	138	205	–	–	365
Ping An	230	51	36	–	2,459	2,776
Other associates	109	604	126	–	–	839
Other mainland China	(23)	78	257	(2)	28	338

Malaysia	90	63	118	–	5	276
Singapore	96	77	170	47	(57)	333
Taiwan	24	7	59	–	(2)	88
Vietnam	6	17	18	–	1	42
Other	(20)	140	252	(3)	41	410

	596	1,352	1,591	45	2,492	6,076

Review of performance

In Rest of Asia-Pacific, reported profit before tax was US$5.1bn compared with US$4.4bn in the first half of 2012. On a constant currency basis, profit before tax increased by US$708m.

The increase in reported profits was mainly due to an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment following its issue of share capital to third parties. This was partly offset by a reduction in share of profit from associates due to the disposal of our shareholding in Ping An in December 2012 and the reclassification of Industrial Bank.

HSBC HOLDINGS PLC

Interim Management Report (continued)

On an underlying basis, profit before tax increased by 18% due to the net gain of US$553m on the sale of our investment in Ping An. Excluding this, profit before tax was broadly unchanged as lower revenue was offset by reduced loan impairment charges and increased income from associates.

We continued to invest in our priority markets, expanding our branch network in mainland China where, at the half year, we had 148 HSBC outlets, 21 HSBC rural bank outlets and 46 Hang Seng Bank outlets. We were appointed adviser on the largest M&A transaction in India and issued the first offshore RMB bond in Singapore. In line with our strategy, we completed the disposals of non-core insurance businesses in Vietnam, South Korea and Taiwan as well as our investment in Ping An.

The following commentary is on a constant currency basis.

Net interest income reduced by US$50m, notably in mainland China where the central bank eased liquidity measures and cut rates in 2012 which reduced revenues in Balance Sheet Management.

Average residential mortgage balances in RBWM grew, primarily in mainland China and Australia, as we focused on secured lending supported by marketing campaigns, and in Singapore, reflecting lending growth in 2012. Term and trade-related lending in CMB rose, notably in mainland China and Singapore, from continued client demand as interest rates remained low. Increased average loan balances were broadly offset by lending spread compression, reflecting competitive pressures and increased liquidity.

We grew average deposit balances in both Payments and Cash Management and RBWM, though the benefit of this growth was broadly offset by narrower liability spreads in many countries following central bank interest rate cuts and increased liquidity.

Net fee income rose by US$28m, primarily in GB&M from increased activity in bond sales, corporate finance and equity underwriting in Singapore. This was partly offset by reductions in RBWM, notably in India from lower Wealth Management sales as we reviewed our product offerings.

Net trading income was US$867m lower, driven by adverse fair value movements on the Ping An contingent forward sale contract of US$682m.

In addition to this, Rates and Foreign Exchange revenues decreased in a number of countries following strong performances in the first half of 2012. This was partly offset by a favourable DVA (see page 28).

Gains less losses from financial investments were US$1.2bn higher, due to the gain on disposal of our investment in Ping An of US$1.2bn, which was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract included in Net trading income, as noted above, leading to a net gain of US$553m.

Other operating income rose by US$1.1bn, reflecting an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. We also recorded a gain on the disposal of our investment in Bao Viet of US$104m. In the first half of 2012, we recorded gains totalling US$305m on the disposals of the RBWM business in Thailand, the GPB business in Japan and our interest in a property company in the Philippines.

LICs decreased by US$143m, as a result of a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M in the first half of 2012.

Operating expenses decreased by US$68m in the first half of 2013 from lower restructuring and other related costs, including termination benefits, than were incurred in the comparable period in 2012, lower performance related costs in GB&M and the partial write back of a litigation provision. These were partly offset by a further US$72m write down of Hana HSBC Life Insurance made earlier in the year which was partly recovered through a gain on its disposal, recorded in Other operating income.

Share of profit from associates and joint ventures reduced by US$647m following the disposal of Ping An and the reclassification of Industrial Bank as a financial investment. Excluding these factors, income from associates increased primarily in BoCom as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income	861	676	975	43	83	15	2,653
Net fee income/(expense)	388	285	383	36	(8)	–	1,084

Trading income/(expense) excluding net interest income	52	101	436	25	(696)	–	(82)
Net interest income/(expense) on trading activities	(12)	(4)	161	–	(2)	(15)	128

Net trading income/(expense)[57]	40	97	597	25	(698)	(15)	46

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	(4)	–	–	–	1	–	(3)

Net income/(expense) from financial instruments designated at fair value	(4)	–	–	–	2	–	(2)
Gains less losses from financial investments	1	–	1	–	1,206	–	1,208
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	323	80	–	–	1	–	404

Other operating income	127	–	44	1	1,836	(85)	1,923

Total operating income	1,736	1,138	2,001	105	2,422	(85)	7,317

Net insurance claims[63]	(258)	(56)	–	–	–	–	(314)

Net operating income[22]	1,478	1,082	2,001	105	2,422	(85)	7,003

Loan impairment charges and other credit risk provisions	(101)	(45)	(6)	–	–	–	(152)

Net operating income	1,377	1,037	1,995	105	2,422	(85)	6,851

Operating expenses	(1,075)	(492)	(611)	(65)	(591)	85	(2,749)

Operating profit	302	545	1,384	40	1,831	–	4,102

Share of profit in associates and joint ventures	129	682	144	–	–	–	955

Profit before tax	431	1,227	1,528	40	1,831	–	5,057

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.1	8.7	10.9	0.3	12.9		35.9
Cost efficiency ratio	72.7	45.5	30.5	61.9	24.4		39.3

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	45,213	48,352	42,312	3,271	185		139,333
Total assets	53,332	62,023	187,365	11,102	20,858	(9,409)	325,271
Customer accounts	63,128	41,869	58,278	10,726	49		174,050

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income	896	691	1,120	55	83	(127)	2,718
Net fee income/(expense)	429	264	351	37	(3)	–	1,078

Trading income/(expense) excluding net interest income	43	98	648	35	(30)	–	794
Net interest income on trading activities	–	–	7	–	4	127	138

Net trading income/(expense)[57]	43	98	655	35	(26)	127	932

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income/(expense) from other financial instruments designated at fair value	41	1	(2)	–	26	–	66

Net income/(expense) from financial instruments designated at fair value	41	1	(2)	–	24	–	64
Gains less losses from financial investments	(1)	1	1	–	24	–	25
Dividend income	–	–	1	–	3	–	4
Net earned insurance premiums	338	54	–	–	–	–	392

Other operating income	169	44	39	66	840	(82)	1,076
Total operating income	1,915	1,153	2,165	193	945	(82)	6,289

Net insurance claims[63]	(293)	(49)	–	–	–	–	(342)
Net operating income[22]	1,622	1,104	2,165	193	945	(82)	5,947

Loan impairment charges and other credit risk provisions	(102)	(131)	(65)	–	–	–	(298)
Net operating income	1,520	973	2,100	193	945	(82)	5,649

Operating expenses	(1,132)	(486)	(657)	(79)	(593)	82	(2,865)
Operating profit	388	487	1,443	114	352	–	2,784

Share of profit in associates and joint ventures	533	763	291	–	1	–	1,588

Profit before tax	921	1,250	1,734	114	353	–	4,372

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.2	9.8	13.6	0.9	2.8		34.3
Cost efficiency ratio	69.8	44.0	30.3	40.9	62.8		48.2

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	42,171	41,241	42,652	3,243	182		129,489
Total assets	57,289	56,071	202,228	12,240	17,066	(9,916)	334,978
Customer accounts	60,037	41,999	59,475	11,600	46		173,157

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income	891	705	1,036	47	54	(60)	2,673

Net fee income/(expense)	425	235	315	34	(4)	–	1,005

Trading income/(expense) excluding net interest income	53	90	354	32	(562)	–	(33)
Net interest income/(expense) on trading activities	(6)	(3)	93	–	10	60	154

Net trading income/(expense)[57]	47	87	447	32	(552)	60	121

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income/(expense) from other financial instruments designated at fair value	68	–	(1)	–	(23)	–	44

Net income/(expense) from financial instruments designated at fair value	68	–	(1)	–	(25)	–	42
Gains less losses on financial investments	–	1	(11)	–	1	–	(9)
Dividend income	–	–	–	–	1	–	1
Net earned insurance premiums	231	189	–	–	–	–	420
Gain on disposal of Ping An	–	–	–	–	3,012	–	3,012
Other operating income	42	20	43	2	731	(90)	748

Total operating income	1,704	1,237	1,829	115	3,218	(90)	8,013

Net insurance claims[63]	(230)	(146)	–	–	–	–	(376)

Net operating income[22]	1,474	1,091	1,829	115	3,218	(90)	7,637

Loan impairment (charges)/recoveries and other credit risk provisions	(132)	(23)	17	–	–	–	(138)

Net operating income	1,342	1,068	1,846	115	3,218	(90)	7,499

Operating expenses	(1,106)	(507)	(622)	(70)	(726)	90	(2,941)

Operating profit	236	561	1,224	45	2,492	–	4,558

Share of profit in associates and joint ventures	360	791	367	–	–	–	1,518

Profit before tax	596	1,352	1,591	45	2,492	–	6,076

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.5	17.1	20.1	0.6	31.5		76.8
Cost efficiency ratio	75.0	46.5	34.0	60.9	22.6		38.5

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	46,027	43,968	44,721	3,238	165		138,119
Total assets	55,509	59,123	201,774	12,142	24,534	(10,813)	342,269
Customer accounts	63,230	44,865	64,392	11,095	39		183,621

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the kingdom’s sixth largest bank by total assets.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest income	746	705	765
Net fee income	311	302	293
Net trading income	203	216	174
Other income/(expense)	(7)	14	(39)

Net operating income[22]	1,253	1,237	1,193

LICs[55]	47	(135)	(151)

Net operating income	1,300	1,102	1,042

Total operating expenses	(616)	(537)	(629)

Operating profit	684	565	413

Income from associates[56]	225	207	165

Profit before tax	909	772	578

Cost efficiency ratio	49.2%	43.4%	52.7%
RoRWA[49]	2.9%	2.6%	1.8%

Period-end staff numbers	8,667	9,195	8,765

Increased revenue despite

repositioning initiatives and a

difficult socio-political environment,

particularly in Egypt.

Improvement in credit quality and

repositioning of portfolios contributed

to lower loan impairment charges.

Best Cash Management House (Euromoney Award for Excellence, 2013)	Best Wealth Management Firm (Banker Middle East Industry Award)

For footnotes, see page 100.

Economic background

Gulf Co-operation Council (‘GCC’) economies grew strongly during the first half of 2013, with oil prices of above US$100 per barrel allowing governments to continue with the fiscal stimulus programmes they have pursued since early 2011. Although oil output volumes were down year-on-year following weaker demand and increased supply from Libya and Iraq, revenues were sufficient at the prevailing price level to allow GCC governments to spend and save. Saudi Arabia, for example, added US$30bn to its reserves in the first five months of the year. While Saudi Arabia, Qatar and Oman remained the region’s best performers, the United Arab Emirates’ (‘UAE’) economy substantially improved in the first half of 2013, as Dubai in particular benefited from strong external demand and its safe haven status amid continued political turmoil elsewhere in the region. Fiscal policy in the UAE also turned more expansionary in the period, as did credit conditions. Outside the GCC growth was much weaker, particularly in Egypt, where political unrest restricted economic activity, widened the budget deficit and put severe pressure on the currency. The outlook for Egypt remains highly uncertain.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$909m, an increase of 18% on a reported basis and 20% on a constant currency basis compared with the first half of 2012. On an underlying basis, pre-tax profits increased by 24%, mainly due to lower impairments in all global businesses, increased net interest income and higher income from our associate, The Saudi British Bank.

As part of our implementation of Global Standards, we are undertaking a comprehensive review of business policies and controls to further guard against money laundering and sanctions risks. We continue to invest heavily in compliance and risk management.

In Egypt, we continued to manage risk proactively in an uncertain political and economic environment. Surplus liquidity levels in Egyptian pounds, which arose following the introduction of foreign currency restrictions at the end of 2012, were managed by re-pricing deposits in the currency downwards and by reducing our portfolio of investments.

In RBWM, we continued to focus on the Wealth Management business and launched a new investment monitoring platform for customers and

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2013
Egypt	27	34	72	–	(16)	117
Qatar	7	20	33	–	–	60
United Arab Emirates	97	146	119	1	(26)	337
Other	6	74	89	–	1	170

MENA (excluding Saudi Arabia)	137	274	313	1	(41)	684
Saudi Arabia	43	77	98	6	1	225

	180	351	411	7	(40)	909

Half-year to 30 June 2012
Egypt	33	45	62	–	(3)	137
Qatar	5	18	42	–	–	65
United Arab Emirates	52	147	104	–	(4)	299
Other	14	62	(18)	–	1	59

MENA (excluding Saudi Arabia)	104	272	190	–	(6)	560
Saudi Arabia	36	69	96	4	7	212

	140	341	286	4	1	772

Half-year to 31 December 2012
Egypt	34	26	95	–	(2)	153
Qatar	4	18	42	–	–	64
United Arab Emirates	91	88	37	1	(52)	165
Other	(41)	63	47	–	(38)	31

MENA (excluding Saudi Arabia)	88	195	221	1	(92)	413
Saudi Arabia	24	51	74	5	11	165

	112	246	295	6	(81)	578

a structured investment product linked to offshore mainland Chinese RMB in the UAE. We expanded our remittance services in the UAE to provide customers with real time cross-border wire transfer rates and developed our digital channels by extending the enhanced security measures for mobile banking that were launched in the UAE last year to the other RBWM businesses in the region.

In CMB, we continued to invest in our trade business and rolled out the Commodity Structured Trade Finance offering in the UAE, targeting commodity-related trade flows and strengthening our collaboration with GB&M. We expanded the RMB services offered to our customers in the region, while the Saudi British Bank increased its Receivables Finance offering.

In GB&M, our focus remained on capturing intra-Middle East and ‘South-South’ business flows while providing a complete suite of products across Global Markets, transaction banking and advisory services to our regional clients.

The following commentary is on a constant currency basis.

Net interest income rose by 9%, as average lending and deposit balances increased due to the merger in Oman in 2012, the acquisition of the onshore retail and commercial banking businesses from Lloyds Banking Group in the UAE (‘Lloyds acquisition’) and increases in average lending balances and spreads in Egypt.

Net fee income grew by 4% due to growth in fees from credit cards and consumer loans in Egypt and increases in GB&M. The higher income from GB&M was driven by institutional equities as a result of higher pricing and growth in volumes, a rise in advisory fees due to increased transactions, and growth in volumes and assets under custody in Securities Services and Credit and Lending in the UAE.

Net trading income decreased by 4% as a consequence of the sale of our 80.1% holding in our Private Equity business in December 2012, and a reduction in the debt securities portfolio and lower Foreign Exchange income in Egypt reflecting the foreign currency restrictions in place. This was partly offset by favourable CVAs relating to a small number of exposures in GB&M.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Losses from financial investments were US$18m compared with a gain of US$5m in the first half of 2012, driven by losses on the disposal of available-for-sale debt securities.

A net release of LICs of US$47m was experienced in the first half of 2013 compared with a charge of US$134m in the same period of 2012. GB&M recorded a net release of loan impairment charges, compared with a charge in the comparable period, reflecting the improvement in the financial position of certain customers. CMB also recorded a net release in loan impairment charges due to a limited number of specific customer recoveries, fewer individually assessed loan impairments and lower collective impairment charges reflecting an improvement in the credit portfolio. Lower loan impairments in RBWM were attributable to a combination of the repositioning of the book towards higher quality lending and improved property prices in the UAE.

Operating expenses increased by 17%, reflecting the merger in Oman and the Lloyds acquisition, as well as operational losses arising from changes in the interpretation of tax regulations. This was partially offset by benefits from our sustainable cost savings programme of over US$20m in the first half of 2013 as we reduced our employee numbers, mainly from management de-layering and re-engineering initiatives.

Share of profits from associates and joint ventures increased by 8%, mainly from The Saudi British Bank, driven by higher revenues due to growth in retail lending and deposits, together with the effective management of costs.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income	295	246	194	–	2	9	746

Net fee income/(expense)	88	137	88	–	(2)	–	311

Trading income/(expense) excluding net interest income	32	47	125	–	–	–	204
Net interest income on trading activities	–	–	9	–	(1)	(9)	(1)

Net trading income/(expense)[57]	32	47	134	–	(1)	(9)	203

Net expense from financial instruments designated at fair value	–	–	–	–	(1)	–	(1)
Gains less losses from financial investments	–	–	(18)	–	–	–	(18)
Dividend income	–	–	4	–	–	–	4
Other operating income	12	2	8	–	49	(63)	8

Total operating income	427	432	410	–	47	(63)	1,253

Net insurance claims[63]	–	–	–	–	–	–	–

Net operating income[22]	427	432	410	–	47	(63)	1,253

Loan impairment (charges)/recoveries and other credit risk provisions	(14)	16	44	1	–	–	47

Net operating income	413	448	454	1	47	(63)	1,300

Operating expenses	(276)	(174)	(141)	–	(88)	63	(616)

Operating profit/(loss)	137	274	313	1	(41)	–	684

Share of profit in associates and joint ventures	43	77	98	6	1	–	225

Profit/(loss) before tax	180	351	411	7	(40)	–	909

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.3	2.5	2.9	–	(0.2)		6.5
Cost efficiency ratio	64.6	40.3	34.4	–	187.2		49.2

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	6,018	13,048	8,868	–	–		27,934
Total assets	6,742	14,995	41,041	55	3,319	(2,860)	63,292
Customer accounts	19,594	13,652	7,816	1	79		41,142

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit before tax

Net interest income	273	240	191	–	1	–	705

Net fee income/(expense)	85	143	77	1	(4)	–	302

Trading income excluding net interest income	35	48	122	–	1	–	206
Net interest income on trading activities	–	–	4	–	6	–	10

Net trading income[57]	35	48	126	–	7	–	216

Net expense from financial instruments designated at fair value	–	–	–	–	(4)	–	(4)
Gains less losses from financial investments	–	–	5	–	–	–	5
Dividend income	–	–	3	–	–	–	3
Other operating income	2	4	5	–	51	(52)	10

Total operating income	395	435	407	1	51	(52)	1,237

Net insurance claims[63]	–	–	–	–	–	–	–

Net operating income[22]	395	435	407	1	51	(52)	1,237

Loan impairment charges and other credit risk provisions	(37)	(12)	(84)	(2)	–	–	(135)

Net operating income/(expense)	358	423	323	(1)	51	(52)	1,102

Operating income/(expense)	(249)	(151)	(134)	1	(56)	52	(537)

Operating profit/(loss)	109	272	189	–	(5)	–	565

Share of profit in associates and joint ventures	31	69	97	4	6	–	207

Profit before tax	140	341	286	4	1	–	772

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.7	2.3	–	–		6.1
Cost efficiency ratio	63.0	34.7	32.9	(100.0)	109.8		43.4

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,005	12,554	8,519	1	1,817		27,896
Total assets	6,437	14,482	36,539	53	8,676	(3,306)	62,881
Customer accounts	18,468	11,127	6,555	14	2,865		39,029

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income	324	252	176	1	41	(29)	765

Net fee income/(expense)	79	136	83	–	(5)	–	293

Trading income excluding net interest income	33	46	86	–	2	–	167
Net interest income/(expense) on trading activities	–	2	26	–	(50)	29	7

Net trading income/(expense)[57]	33	48	112	–	(48)	29	174

Net expense from financial instruments designated at fair value	–	–	–	–	(8)	–	(8)
Gains less losses from financial investments	–	–	4	–	–	–	4
Dividend income	–	–	2	–	–	–	2
Other operating income/(expense)	(18)	17	9	1	(4)	(42)	(37)

Total operating income/(expense)	418	453	386	2	(24)	(42)	1,193

Net insurance claims[63]	–	–	–	–	–	–	–

Net operating income/(expense)[22]	418	453	386	2	(24)	(42)	1,193

Loan impairment charges and other credit risk provisions	(18)	(98)	(35)	–	–	–	(151)

Net operating income/(expense)	400	355	351	2	(24)	(42)	1,042

Operating expenses	(312)	(160)	(130)	(1)	(68)	42	(629)

Operating profit/(loss)	88	195	221	1	(92)	–	413

Share of profit in associates and joint ventures	24	51	74	5	11	–	165

Profit/(loss) before tax	112	246	295	6	(81)	–	578

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.4	3.1	3.7	0.1	(1.0)		7.3
Cost efficiency ratio	74.6	35.3	33.7	–	283.3		52.7

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,828	13,559	8,699	–	–		28,086
Total assets	6,562	15,651	36,582	50	6,840	(3,080)	62,605
Customer accounts	19,802	12,826	6,880	3	72		39,583

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. and HSBC Finance Corporation, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	3,030	4,739	3,378
Net fee income	1,138	1,443	1,070
Net trading income	505	161	346
Gains on disposal of US branch network and cards business	–	3,809	203
Other expense	(41)	(174)	(282)

Net operating income[22]	4,632	9,978	4,715

LICs[55]	(696)	(2,161)	(1,296)

Net operating income	3,936	7,817	3,419

Total operating expenses	(3,276)	(4,462)	(4,478)

Operating profit/(loss)	660	3,355	(1,059)

Income/(expense) from associates[56]	6	(1)	4

Profit/(loss) before tax	666	3,354	(1,055)

Cost efficiency ratio	70.7%	44.7%	95.0%
RoRWA[49]	0.5%	2.1%	(0.8% )

Period-end staff numbers	21,454	23,341	22,443

Gross balances in the CML portfolio,

including loans held for sale, down by US$6.6bn

to US$36.1bn

Completed sales of our US$3.7bn

non-real estate personal loan portfolio,

and our US$1.6bn US Insurance business

Best Risk Adviser in North America

(Euromoney Awards for Excellence 2013)

For footnotes, see page 100.
Economic background

Annualised US real GDP growth averaged 1.4% in the first half of 2013. On the same basis, personal consumption rose by 2.0%, lifted by increased spending on durable goods. Government consumption and gross investment declined by 2.3%, reflecting budgetary cutbacks at the federal, state and local levels of government. Payroll employment growth was positive in the first half of 2013, with an average increase of 198,000 per month. The unemployment rate was 7.6% in June 2013, down from 7.8% in December 2012. Inflation decelerated in the first half of 2013. As measured by the core price index for personal consumption, core inflation slowed to 1.2% year-on-year through June, down from 1.4% in December 2012. In the first half of 2013, the Federal Open Market Committee maintained the federal funds rate in a range of zero to 0.25%. In addition, the Federal Reserve purchased agency mortgage-backed securities at a rate of US$40bn per month and longer-term Treasury securities at US$45bn per month in the period.

The Canadian economy struggled. Despite an export-led expansion in GDP of 2.5% in the first quarter of 2013, economic indicators for the second quarter suggested that the economy slowed markedly and net exports fell sharply. For example, the expansion in hours worked fell from 1.8% in the first quarter to just 0.1% in the second. In addition, private sector job creation stalled. Annualised inflation was less than 1%, below the Bank of Canada’s 1% to 3% inflation target range.

Review of performance

In the first half of 2013, our operations in North America reported a profit before tax of US$666m, compared with US$3.4bn in the first half of 2012. On a constant currency basis, profit before tax declined by US$2.7bn.

Reported profits in both periods included gains and losses on disposal of businesses not aligned to our long-term strategy, notably gains in the US of US$3.1bn and US$661m following the sales of the CRS business and 138 non-strategic retail branches, respectively, in the first half of 2012.

On an underlying basis, the pre-tax profit of US$808m in the first half of 2013 compared with a pre-tax loss of US$772m in the first half of 2012. This was mainly due to lower loan impairment charges in the US, primarily in the CML portfolio, driven by significant favourable adjustments to the market value of the underlying properties reflecting

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2013
US	(267)	144	500	31	(217)	191
Canada	90	194	169	–	(4)	449
Bermuda	7	(21)	26	1	14	27
Other	–	–	(1)	–	–	(1)

	(170)	317	694	32	(207)	666

Half-year to 30 June 2012
US	3,326	374	384	38	(1,388)	2,734
Canada	129	307	174	–	(8)	602
Bermuda	18	1	(9)	3	4	17
Other	1	–	–	–	–	1

	3,474	682	549	41	(1,392)	3,354
Half-year to 31 December 2012
US	(580)	263	277	34	(1,513)	(1,519)
Canada	78	270	140	(1)	(8)	479
Bermuda	24	(16)	(9)	(2)	(11)	(14)
Other	(1)	–	–	–	–	(1)

	(479)	517	408	31	(1,532)	(1,055)

improvements in housing market conditions together with a decline in operating expenses, as the first half of 2012 included a US$700m provision for US anti-money laundering, BSA and OFAC investigations. These positive effects were partly offset by losses on the sale of certain loan portfolios in the first half of 2013 as described further below.

Underlying profit before tax in Canada declined due to lower revenues as a result of the closure to new business in 2012 of the Canadian consumer finance company, spread compression in a low rate and competitive market and the write-down of an investment property held for sale, partly offset by lower costs as a result of cost control and sustainable savings from organisational effectiveness initiatives. Our operations in Bermuda reported a higher profit before tax, primarily due to lower loan impairment charges and operating expenses.

In line with our objective to accelerate the run-off of our CML portfolio and simplify operations, we completed the sale of the CML non-real estate personal loan portfolio with a carrying amount of US$3.7bn on 1 April 2013 and recognised a loss on sale of US$271m. CML lending balances, including loans held for sale, at 30 June 2013 were US$36.1bn, a decline of US$6.6bn from 31 December 2012. At 30 June 2013, we had real estate secured accounts of US$5.8bn before impairment allowances, which we plan to actively market for sale in multiple transactions during the next 18 months. At 30 June 2013, the carrying value of these assets was US$56m greater than their estimated fair value. We expect to recognise a loss on sale of these loans although the amount will depend on market conditions at the date of sale. Their disposal is expected to be capital accretive, reduce funding requirements and alleviate operational burdens, given that the loans are intensive to service and subject to foreclosure delays. We completed the sale of a pool of similar real estate secured loans in June 2013 and recorded a loss on sale of US$1m.

In RBWM, as part of the simplification of our US operations, PHH Mortgage began to service HSBC Bank USA N.A. (‘HSBC Bank USA’) mortgage accounts, providing mortgage origination processing services and sub-servicing of our portfolio. The outsourcing will enable RBWM to focus on strategic wealth products and service initiatives. RBWM has also made significant progress in transforming its RM model to one which is more client focused and needs-based. This change includes realigning RM portfolios to match the needs and affluence of clients with the skills of the sales force, and a shift away from an incentive-based compensation scheme to drive appropriate behaviour in the sales process.

In CMB, the strategy to strengthen our position as the leading international trade and business bank made good progress. We hired over 170 RMs,

HSBC HOLDINGS PLC

Interim Management Report (continued)

product specialists and support personnel to drive the US growth strategy. New lending facilities of US$3.8bn were approved in the first half of 2013 representing a 9% increase in overall credit facilities to CMB customers since December 2012.

In GB&M, we continue to connect clients to global growth, with New York acting as a hub for the Americas. We have a strong domestic franchise servicing US based clients and are focused on growing inbound business from mainland China, driving business with mainland Chinese multinationals in the US and delivering RMB products to US clients with the support of our China desk in New York. In addition, we remain dedicated to enhancing collaboration with other global businesses to appropriately service the needs of our client base.

The following commentary is on a constant currency basis.

Net interest income decreased by 36% as a consequence of selling the CRS business and retail branches, lower average lending balances from the continued run-off of the CML portfolio and portfolio disposals during the first half of 2013, lower reinvestment rates in BSM, closing the Canada consumer finance company to new business in 2012 and reduced spreads on commercial loans in Canada. Partly offsetting the decrease were higher average lending balances in CMB from the continued expansion of our business in the US.

Net fee income decreased by 21%, primarily due to the sale of the CRS business and the retail branches in 2012. This was partly offset by fees from the transition service agreement with the purchaser of the CRS business.

Net trading income was US$347m higher in the first half of 2013, primarily due to favourable fair value movements on non-qualifying hedges in HSBC Finance of US$263m in 2013 due to a rise in interest rates, compared with adverse movements of US$217m in the first half of 2012. This was partly offset by a loss of US$199m relating to the early termination of qualifying accounting hedges in the first half of 2013 as a result of anticipated changes in funding.

Net trading income increased in GB&M as a result of higher Credit trading revenue driven by revaluation gains on securities, and monoline releases in the legacy portfolio. Net trading revenue also benefited from the performance of economic hedges used to manage interest rate risk which benefited from favourable interest rate movements.

Rates trading revenue was broadly in line with the first half of 2012, as lower income from a decline in trading activities and the widening of credit spreads was offset by favourable fair value movements on structured liabilities due to a widening of our own credit spreads.

Net expense from financial instruments designated at fair value was US$72m in the first half of 2013 compared with US$639m in the comparable period in 2012. This was due to lower adverse fair value movements on our own debt designated at fair value in 2013 than in the first half of 2012 as credit spreads tightened to a lesser extent.

Gains less losses from financial investments increased by 27% during the first half of 2013 as Balance Sheet Management reported higher gains on sales of available-for-sale debt securities as a result of ongoing portfolio repositioning for risk management purposes.

Net premium income decreased by US$75m due to the sale of our US Insurance business in the first half of 2013.

Gains on disposal of US branch network and cards business reported in the first half of 2012 included a gain of US$3.1bn from the sale of the CRS business and US$661m from the sale of 138 non-strategic branches in upstate New York. We recognised gains of US$449m and US$212m in RBWM and CMB, respectively, as a result of the branch sales.

Other operating income decreased by US$455m to an expense of US$228m, due to the loss on sale of the CML non-real estate personal loan portfolio, a loss on sale of our US insurance business, and a write-down of an investment property held for sale.

LICs decreased by US$1.5bn to US$696m, mainly in the US, driven by significant favourable adjustments to the market value of the underlying properties of US$603m reflecting improvements in housing market conditions, a reduction in lending balances from the continued run-off of the CML portfolio and loan sales, and lower delinquency levels. In addition, loan impairment charges declined by US$323m due to the sale of the CRS business in the first half of 2012. Partially offsetting these declines was an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to write-off for real estate loans to twelve months (previously a period of ten months was used). In CMB, loan impairment charges increased by

HSBC HOLDINGS PLC

Interim Management Report (continued)

US$105m due to individually assessed impairments on a small number of exposures in Canada and, in the US, due to higher provisions as a result of increased loans in key growth markets and a lower level of recoveries compared with the same period in 2012.

Operating expenses were 26% lower than in the first half of 2012, primarily due to the non-recurrence of a US$700m provision for US anti-money laundering, BSA and OFAC investigations, lower average staff numbers and costs following the business disposals in the US and Canada, and a reduction in litigation provisions in relation to US mortgage foreclosure servicing costs. We also achieved over US$140m of sustainable cost savings in the first half of 2013, primarily from organisational effectiveness. Partly offsetting the above was an increase of US$100m in the customer remediation provisions in the first half of 2013 related to enhancement services products sold by our former CRS business.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,888	706	321	97	49	(31)	3,030

Net fee income	335	288	384	63	68	–	1,138

Trading income excluding net interest income	(18)	23	375	11	(6)	–	385
Net interest income/(expense) on trading activities	8	–	81	–	–	31	120

Net trading income/(expense)[57]	(10)	23	456	11	(6)	31	505

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(72)	–	(72)
Net expense from other financial instruments designated at fair value	–	–	–	–	–	–	–

Net expense from financial instruments designated at fair value	–	–	–	–	(72)	–	(72)
Gains less losses from financial investments	4	–	212	–	7	–	223
Dividend income	7	5	25	2	2	–	41
Net earned insurance premiums	34	–	–	–	–	–	34
Other operating income/(expense)	(352)	(16)	122	2	847	(831)	(228)

Total operating income	1,906	1,006	1,520	175	895	(831)	4,671

Net insurance claims[63]	(39)	–	–	–	–	–	(39)

Net operating income[22]	1,867	1,006	1,520	175	895	(831)	4,632

Loan impairment charges and other credit risk provisions	(532)	(155)	(8)	(1)	–	–	(696)

Net operating income	1,335	851	1,512	174	895	(831)	3,936

Operating expenses	(1,504)	(540)	(818)	(143)	(1,102)	831	(3,276)

Operating profit/(loss)	(169)	311	694	31	(207)	–	660

Share of profit/(loss) in associates and joint ventures	(1)	6	–	1	–	–	6

Profit/(loss) before tax	(170)	317	694	32	(207)	–	666

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(1.2)	2.3	4.9	0.2	(1.5)		4.7
Cost efficiency ratio	80.6	53.7	53.8	81.7	123.1		70.7

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	71,547	35,367	21,956	5,624	–		134,494
– assets held for sale	849	–	–	–	–		849
Total assets	88,313	42,820	350,497	7,715	15,269	(31,396)	473,218
Customer accounts reported in:
– customer accounts	54,159	46,455	34,942	13,432	65		149,053

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income	3,418	715	491	97	50	(32)	4,739

Net fee income	681	272	375	64	51	–	1,443

Trading income/(expense) excluding net interest income	(206)	20	245	11	8	–	78
Net interest income on trading activities	9	1	41	–	–	32	83

Net trading income/(expense)[57]	(197)	21	286	11	8	32	161

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(638)	–	(638)
Net expense from other financial instruments designated at fair value	–	–	(1)	–	–	–	(1)

Net expense from financial instruments designated at fair value	–	–	(1)	–	(638)	–	(639)
Gains less losses from financial investments	12	–	158	–	6	–	176
Dividend income	8	5	11	1	1	–	26
Net earned insurance premiums	109	–	–	–	–	–	109
Gains on disposal of US branch network and cards business	3,597	212	–	–	–	–	3,809
Other operating income	109	93	87	5	1,011	(1,079)	226

Total operating income	7,737	1,318	1,407	178	489	(1,079)	10,050

Net insurance claims[63]	(72)	–	–	–	–	–	(72)

Net operating income[22]	7,665	1,318	1,407	178	489	(1,079)	9,978

Loan impairment (charges)/ recoveries and other credit risk provisions	(2,084)	(51)	(30)	4	–	–	(2,161)

Net operating income	5,581	1,267	1,377	182	489	(1,079)	7,817

Operating expenses	(2,108)	(583)	(828)	(141)	(1,881)	1,079	(4,462)

Operating profit/(loss)	3,473	684	549	41	(1,392)	–	3,355

Share of profit/(loss) in associates and joint ventures	1	(2)	–	–	–	–	(1)

Profit/(loss) before tax	3,474	682	549	41	(1,392)	–	3,354

	%	%	%	%	%		%

Share of HSBC’s profit before tax	27.3	5.4	4.3	0.3	(11.0)		26.3
Cost efficiency ratio	27.5	44.2	58.8	79.2	384.7		44.7

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	83,060	33,754	32,068	5,109	–		153,991
– assets held for sale (disposal groups)	413	115	–	–	–		528
Total assets	110,038	46,321	347,728	7,444	12,054	(22,995)	500,590
Customer accounts reported in:
– customer accounts	58,962	45,783	29,465	14,061	89		148,360
– liabilities of disposal groups held for sale	2,843	790	–	–	–		3,633

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income	2,063	728	457	95	68	(33)	3,378

Net fee income	242	290	341	60	137	–	1,070

Trading income/(expense) excluding net interest income	(10)	27	221	9	8	–	255
Net interest income on trading activities	8	–	50	–	–	33	91

Net trading income/(expense)[57]	(2)	27	271	9	8	33	346

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(581)	–	(581)
Net income from other financial instruments designated at fair value	–	–	1	–	–	–	1

Net income/(expense) from financial instruments designated at fair value	–	–	1	–	(581)	–	(580)
Gains less losses from financial investments	15	–	65	(7)	2	–	75
Dividend income	7	6	21	2	(1)	–	35
Net earned insurance premiums	84	–	–	–	–	–	84
Gains on disposal of US branch network and cards business	138	65	–	–	–	–	203
Other operating income/ (expense)	64	56	104	–	776	(820)	180

Total operating income	2,611	1,172	1,260	159	409	(820)	4,791

Net insurance claims[63]	(76)	–	–	–	–	–	(76)

Net operating income[22]	2,535	1,172	1,260	159	409	(820)	4,715

Loan impairment charges and other credit risk provisions	(1,157)	(97)	(41)	(1)	–	–	(1,296)

Net operating income	1,378	1,075	1,219	158	409	(820)	3,419

Operating expenses	(1,858)	(561)	(811)	(127)	(1,941)	820	(4,478)

Operating profit/(loss)	(480)	514	408	31	(1,532)	–	(1,059)

Share of profit in associates and joint ventures	1	3	–	–	–	–	4

Profit/(loss) before tax	(479)	517	408	31	(1,532)	–	(1,055)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(6.1)	6.5	5.2	0.4	(19.3)		(13.3)
Cost efficiency ratio	73.3	47.9	64.4	79.9	474.6		95.0

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	76,414	36,387	22,498	5,457	–		140,756
– assets held for sale (disposal groups)	3,899	–	–	–	–		3,899
Total assets	101,103	48,604	345,040	8,828	12,659	(25,987)	490,247
Customer accounts reported in:
– customer accounts	57,758	48,080	29,595	13,553	51		149,037

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A., HSBC Bank Argentina S.A. and HSBC Bank (Panama) S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico, Argentina and Panama.

	Half-year to
	30 Jun 2013 US$m	30 Jun 2012 US$m	31 Dec 2012 US$m

Net interest income	3,274	3,542	3,442
Net fee income	896	843	892
Net trading income	397	597	374

Other income	391	583	678

Net operating income[22]	4,958	5,565	5,386

LICs[55]	(1,423)	(1,136)	(1,001)

Net operating income	3,535	4,429	4,385

Total operating expenses	(3,069)	(3,285)	(3,145)

Operating profit	466	1,144	1,240

Income from associates[56]	–	1	(1)

Profit before tax	466	1,145	1,239

Cost efficiency ratio	61.9%	59.0%	58.4%

RoRWA[49]	1.0%	2.2%	2.5%

Period-end staff numbers	46,046	51,667	46,556

Further progress made in repositioning

the Latin America businesses

Best Debt House in Latin America

(Euromoney Awards for

Excellence, 2013)

Launched a US$1bn fund for

International Business Banking

in Mexico

For footnotes, see page 100.

Economic background

Growth in Latin America slowed in the first half of 2013 as a result of two sets of factors: externally, the slowdown in mainland China and its negative impact on commodities; and domestically, country-specific weakness in domestic demand and rising political uncertainty.

Brazil’s economic performance was below expectations in the period. In the first quarter of 2013, in particular, GDP was weighed down by weak consumption as Brazilian consumers appeared to be cutting back in response to inflation, high levels of indebtedness and weaker confidence.

In Mexico, growth remained weak during the first half of 2013, as a result of mild growth in the US and moderate government spending during the first months of the new administration. Core inflation remained under control and headline inflation began to converge towards the mid-point of the inflation target (3%) after a temporary rise related to agricultural and administered prices.

In Argentina, activity rebounded in the first half of 2013 due to a very good harvest and a buoyant car sector, partially due to stronger exports to Brazil. This is far from what could be considered a broad-based recovery, as most sectors show only a very modest rate of expansion. The inflation situation remains uncertain, while reserves have declined on the back of net external debt payments.

Review of performance

In Latin America, reported profit before tax of US$466m was US$679m lower than in the first half of 2012, and US$607m lower on a constant currency basis.

On an underlying basis, pre-tax profits decreased by US$487m, driven by a rise in both individually assessed and collective loan impairment charges, the latter relating in part to impairment model changes and assumption revisions for restructured loan portfolios in Brazil. In addition, revenue declined, notably in Brazil as GB&M benefited from a more favourable interest rate environment in the comparable period and lower spreads and average lending balances in Business Banking led to a decline in CMB. Revenue in RBWM and CMB was also adversely affected by a significant reduction in the PVIF asset.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2013
Argentina	44	69	67	–	–	180
Brazil	(117)	(19)	290	4	(5)	153
Mexico	85	(15)	55	1	(9)	117
Panama	18	29	29	1	(24)	53
Other	(27)	5	3	–	(18)	(37)

	3	69	444	6	(56)	466

Half-year to 30 June 2012
Argentina	156	100	98	–	(42)	312
Brazil	(83)	200	413	10	(35)	505
Mexico	179	77	111	–	(1)	366
Panama	13	33	21	–	–	67
Other	(51)	(29)	6	–	(31)	(105)

	214	381	649	10	(109)	1,145

Half-year to 31 December 2012
Argentina	53	69	76	–	(4)	194
Brazil	177	159	283	7	(8)	618
Mexico	159	99	90	2	(17)	333
Panama	16	29	27	2	–	74
Other	(11)	14	28	(1)	(10)	20

	394	370	504	10	(39)	1,239

We have made progress in reducing the fragmentation in our Latin American businesses through disposals in non-strategic markets. In February 2013, we announced the sale of our business in Panama, which is expected to be completed later this year. In addition, we completed the sale of a portfolio of our non-life insurance assets and liabilities in Mexico in April 2013. In line with the Group’s strategy, we initiated a comprehensive programme to reposition our portfolios to manage the potential risk of financial crime in accordance with the Group’s Global Standards. As a result, certain businesses and activities are being exited across the region.

In RBWM, we have grown revenue in our Premier and Advance segments by actively targeting mass affluent customers. In Mexico, we launched a residential mortgage offer which has been positively received by the market. Customer penetration of digital channels also increased, supported by the launch of enhanced digital banking technologies, such as a mobile banking solution in Mexico and an upgrade to the internet banking platform in Brazil. In Argentina, we retained our position as a market leader in mobile banking, as the number of customers using, and transactions through, this channel increased compared with the first half of 2012.

In CMB, as part of our strategy, we concentrated on capturing international trade flows between Latin America and the US and Asia. As part of this initiative, we launched an MXN13bn (US$1bn) fund for Business Banking in Mexico focused on import and export financing, and recently introduced trade financing in RMB across the region.

In GB&M, we extended dedicated investment banking coverage to priority large local corporate accounts. This strengthened coverage has already allowed us to win a number of advisory mandates in event-driven transactions. We also increased collaboration and connectivity through a US into Latin America business development initiative, which connects US-based RMs with Latin American multi-national teams and product partners. We won several awards in the Euromoney Awards for Excellence 2013 including ‘Best Debt House’, ‘Best Project Finance House’ and ‘Best Risk Advisor’ in Latin America.

The following commentary is on a constant currency basis.

Net interest income decreased by US$93m, driven by the effect of non-strategic business disposals. Excluding the disposals, net interest income increased marginally. This was due to the lower cost of funding assets held for trading in

HSBC HOLDINGS PLC

Interim Management Report (continued)

Brazil, reflecting both a reduction in the trading book and a fall in average interest rates, partly offset by lower net interest income in CMB and in Balance Sheet Management in GB&M. The decrease in CMB was driven by Business Banking in Brazil, as a result of lower spreads, and a reduction in average lending balances. The latter was the result of more restrictive origination criteria which included reducing credit limits where appropriate. Net interest income in GB&M also fell as the proceeds from maturing investments were reinvested by Balance Sheet Management at lower prevailing rates.

Net fee income increased by 10%, due in part to higher current account fees in Brazil. The sale of the non-life insurance business in Argentina also contributed to the rise, as sales commissions payable to third party distribution channels were no longer incurred.

Net trading income decreased by US$159m, primarily in Brazil due to a decline in net interest income on trading activities as average trading assets fell. In addition, the comparable period in 2012 benefited from higher Rates trading revenue as a result of downward yield curve movements.

Net income from financial instruments designated at fair value decreased by US$176m, notably in Brazil, mainly in the unit-linked pensions business as a result of significantly lower net investment income due to market movements. To the extent that this was attributed to policyholders there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments fell by 42% due to lower gains on disposals of available-for-sale government debt securities in Balance Sheet Management.

Net earned insurance premiums decreased by 26%, driven by lower sales of unit-linked pension products in Brazil. Premiums also fell in Argentina as a consequence of the sale of the non-life insurance business in the first half of 2012. The reduction of net earned insurance premiums resulted in a corresponding decrease of Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income decreased by US$22m, driven by a significant reduction in the PVIF asset due to an increase in lapse rates and interest rates movements. This was partly offset by net gains in the current period and the non-recurrence of net losses in the first half of 2012 on the sale or reclassification to ‘held for sale’ of non-strategic businesses.

LICs increased by US$365m, driven by higher collective provisions in RBWM and CMB and higher individually assessed provisions. This included charges mainly relating to impairment model changes and assumption revisions in Brazil for restructured loans in portfolios in RBWM and Business Banking in CMB (see page 114), although this was offset in part by an improvement in the quality of the portfolio following the modification of credit strategies in previous periods to mitigate rising delinquency rates. Collective impairments also rose in RBWM in Mexico, reflecting the non-recurrence of a provision release in the first half of 2012, higher lending balances and a revision to the assumptions used in our collective assessment models in the first half of 2013. In addition, individually assessed provisions increased, in particular on exposures to homebuilders in CMB due to a change in the public housing policy together with a specific exposure in GB&M, both in Mexico.

Operating expenses decreased by US$62m as a consequence of business disposals, coupled with continued efforts to exercise strict cost control and progress our organisational effectiveness programmes. This was partly offset by the effect of inflationary pressures, union-agreed salary increases in Brazil and Argentina, and higher compliance and risk costs from the implementation of Global Standards and portfolio repositioning, notably in Mexico.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	1,952	957	436	12	(6)	(77)	3,274

Net fee income	500	288	90	18	–	–	896

Trading income/(expense) excluding net interest income	58	55	190	2	(3)	–	302
Net interest income on trading activities	–	–	18	–	–	77	95

Net trading income/(expense)[57]	58	55	208	2	(3)	77	397

Net income from financial instruments designated at fair value	71	13	1	–	–	–	85
Gains less losses from financial investments	–	1	50	–	–	–	51
Dividend income	2	2	1	–	–	–	5
Net earned insurance premiums	681	179	3	–	–	–	863
Other operating income/(expense)	6	(11)	5	–	84	(85)	(1)

Total operating income	3,270	1,484	794	32	75	(85)	5,570

Net insurance claims[63]	(505)	(106)	(1)	–	–	–	(612)

Net operating income[22]	2,765	1,378	793	32	75	(85)	4,958

Loan impairment charges and other credit risk provisions	(877)	(501)	(45)	–	–	–	(1,423)

Net operating income	1,888	877	748	32	75	(85)	3,535

Operating expenses	(1,885)	(808)	(304)	(26)	(131)	85	(3,069)

Operating profit/(loss)	3	69	444	6	(56)	–	466

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	3	69	444	6	(56)	–	466

	%	%	%	%	%		%

Share of HSBC’s profit before tax	–	0.5	3.2	–	(0.4)	–	3.3
Cost efficiency ratio	68.2	58.6	38.3	81.3	174.7	–	61.9

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	13,996	20,689	9,822	53	–		44,560
Total assets	34,497	34,075	53,864	490	448	(342)	123,032
Customer accounts	23,294	16,443	11,132	2,755	–		53,624

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	2,148	1,123	520	16	(15)	(250)	3,542

Net fee income	423	303	102	15	–	–	843

Trading income excluding net interest income	36	52	252	1	3	–	344
Net interest income on trading activities	–	–	3	–	–	250	253

Net trading income[57]	36	52	255	1	3	250	597

Net income from financial instruments designated at fair value	223	53	–	–	12	–	288
Gains less losses from financial investments	4	2	83	–	–	–	89
Dividend income	4	4	1	–	–	–	9
Net earned insurance premiums	1,008	235	13	–	–	–	1,256
Other operating income	72	2	(7)	2	73	(95)	47

Total operating income	3,918	1,774	967	34	73	(95)	6,671

Net insurance claims[63]	(889)	(209)	(8)	–	–	–	(1,106)

Net operating income[22]	3,029	1,565	959	34	73	(95)	5,565

Loan impairment charges and other credit risk provisions	(819)	(316)	–	(1)	–	–	(1,136)

Net operating income	2,210	1,249	959	33	73	(95)	4,429

Operating expenses	(1,996)	(869)	(310)	(23)	(182)	95	(3,285)

Operating profit/(loss)	214	380	649	10	(109)	–	1,144

Share of profit in associates and joint ventures	–	1	–	–	–	–	1

Profit/(loss) before tax	214	381	649	10	(109)	–	1,145

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.7	3.0	5.1	0.1	(0.9)		9.0
Cost efficiency ratio	65.9	55.5	32.3	67.6	249.3		59.0

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	17,491	24,865	10,521	83	–		52,960
Total assets	38,296	37,387	62,624	819	365	(523)	138,968
Customer accounts	27,918	21,477	15,104	5,095	–		69,594

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	Half-year to 31 December 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[62] US$m	Total US$m
Profit/(loss) before tax

Net interest income	1,997	1,050	473	14	13	(105)	3,442

Net fee income	450	319	105	18	–	–	892

Trading income/(expense) excluding net interest income	49	47	146	2	(2)	–	242
Net interest income on trading activities	–	–	26	–	1	105	132

Net trading income/(expense)[57]	49	47	172	2	(1)	105	374

Net income from financial instruments designated at fair value	280	110	1	–	(12)	–	379
Gains less losses from financial investments	71	19	48	–	–	–	138
Dividend income	5	1	–	–	–	–	6
Net earned insurance premiums	977	215	4	–	–	–	1,196
Other operating income	237	(11)	13	1	61	(95)	206

Total operating income	4,066	1,750	816	35	61	(95)	6,633

Net insurance claims[63]	(986)	(260)	(1)	–	–	–	(1,247)

Net operating income[22]	3,080	1,490	815	35	61	(95)	5,386

Loan impairment charges and other credit risk provisions	(722)	(265)	(13)	(1)	–	–	(1,001)

Net operating income	2,358	1,225	802	34	61	(95)	4,385

Operating expenses	(1,964)	(854)	(298)	(24)	(100)	95	(3,145)

Operating profit/(loss)	394	371	504	10	(39)	–	1,240

Share of loss in associates and joint ventures	–	(1)	–	–	–	–	(1)

Profit/(loss) before tax	394	370	504	10	(39)	–	1,239

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.0	4.7	6.3	0.1	(0.5)		15.6
Cost efficiency ratio	63.8	57.3	36.6	68.6	163.9		58.4

Balance sheet data[53]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	17,236	25,379	10,903	91	–		53,609
Total assets	36,141	35,507	58,272	570	1,110	(323)	131,277
Customer accounts	28,688	20,834	12,604	4,430	–		66,556
For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit/(loss) before tax

Europe

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	5,073	(61)	5,012	5,250	3	5
Net fee income	3,023	(24)	2,999	2,969	(2)	(1)
Own credit spread[20]	(1,605)	8	(1,597)	3
Other income[21]	3,176	(25)	3,151	3,252	2	3

Net operating income[22]	9,667	(102)	9,565	11,474	19	20

Loan impairment charges and other credit risk provisions	(1,037)	18	(1,019)	(846)	18	17

Net operating income	8,630	(84)	8,546	10,628	23	24

Operating expenses	(9,289)	104	(9,185)	(7,862)	15	14

Operating profit/(loss)	(659)	20	(639)	2,766

Share of profit/(loss) in associates and joint ventures	(8)	(1)	(9)	2

Profit/(loss) before tax	(667)	19	(648)	2,768

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	5,321	(75)	5,246	5,250	(1)	–
Net fee income	3,146	(25)	3,121	2,969	(6)	(5)
Own credit spread[20]	(2,505)	19	(2,485)	3
Other income[21]	1,977	(158)	1,819	3,252	64	79

Net operating income[22]	7,941	(239)	7,701	11,474	45	49

Loan impairment charges and other credit risk provisions	(884)	11	(873)	(846)	4	3

Net operating income	7,057	(228)	6,828	10,628	51	56

Operating expenses	(9,806)	123	(9,682)	(7,862)	20	19

Operating profit/(loss)	(2,749)	(105)	(2,854)	2,766

Share of profit in associates and joint ventures	2	–	2	2	–	–

Profit/(loss) before tax	(2,747)	(105)	(2,852)	2,768

For footnotes, see page 100.

98a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	11,474	9,667	19	11,474	7,940	45
Currency translation adjustment[18]		(110)			(258)
Own credit spread[20]	(3)	1,605		(3)	2,504
Acquisitions, disposals and dilutions	11	–		11	3

Underlying revenue	11,482	11,162	3	11,482	10,189	13

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(846)	(1,037)	18	(846)	(884)	4
Currency translation adjustment[18]		18			11

Underlying LICs	(846)	(1,019)	17	(846)	(873)	3

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(7,862)	(9,289)	15	(7,862)	(9,805)	20
Currency translation adjustment[18]		104			123

Underlying operating expenses	(7,862)	(9,185)	14	(7,862)	(9,682)	19

Underlying cost efficiency ratio	68.5%	82.3%		68.5%	95.0%

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit/(loss) before tax	2,768	(667)		2,768	(2,747)
Currency translation adjustment[18]		11			(124)
Own credit spread[20]	(3)	1,605		(3)	2,504
Acquisitions, disposals and dilutions	11	–		11	3

Underlying profit/(loss) before tax	2,776	949	193	2,776	(364)

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	307	338	(9)	307	321	(4)
Currency translation adjustment[18]	–	(1)		–	(4)

Average underlying RWAs	307	337	(9)	307	317	(3)

For footnotes, see page 100.

98b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	2,599	1	2,600	2,866	10	10
Net fee income	1,618	–	1,618	2,006	24	24
Other income[21]	1,916	–	1,916	1,771	(8)	(8)

Net operating income[22]	6,133	1	6,134	6,643	8	8

Loan impairment charges and other credit risk provisions	(32)	(1)	(33)	(46)	(44)	(39)

Net operating income	6,101	–	6,101	6,597	8	8

Operating expenses	(2,396)	–	(2,396)	(2,418)	(1)	(1)

Operating profit	3,705	–	3,705	4,179	13	13

Share of profit in associates and joint ventures	56	–	56	26	(54)	(54)

Profit before tax	3,761	–	3,761	4,205	12	12

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	2,717	(2)	2,715	2,866	5	6
Net fee income	1,717	(1)	1,716	2,006	17	17
Other income[21]	1,855	(8)	1,847	1,771	(5)	(4)

Net operating income[22]	6,289	(11)	6,278	6,643	6	6

Loan impairment charges and other credit risk provisions	(42)	–	(42)	(46)	(10)	(10)

Net operating income	6,247	(11)	6,236	6,597	6	6

Operating expenses	(2,452)	4	(2,448)	(2,418)	1	1

Operating profit	3,795	(7)	3,788	4,179	10	10

Share of profit in associates and joint ventures	26	–	26	26	–	–

Profit before tax	3,821	(7)	3,814	4,205	10	10

For footnotes, see page 100.

98c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	6,643	6,133	8	6,643	6,289	6
Currency translation adjustment[18]		1			(11)
Acquisitions, disposals and dilutions	–	(48)		–	(397)

Underlying revenue	6,643	6,086	9	6,643	5,881	13

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(46)	(32)	(44)	(46)	(42)	(10)
Currency translation adjustment[18]		(1)			–

Underlying LICs	(46)	(33)	(39)	(46)	(42)	(10)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(2,418)	(2,396)	(1)	(2,418)	(2,452)	1
Currency translation adjustment[18]					4
Acquisitions, disposals and dilutions	–	28		–	6

Underlying operating expenses	(2,418)	(2,368)	(2)	(2,418)	(2,442)	1

Underlying cost efficiency ratio	36.4%	38.9%		36.4%	41.5%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	4,205	3,761	12	4,205	3,821	10
Currency translation adjustment[18]					(7)
Acquisitions, disposals and dilutions	–	(28)		–	(392)

Underlying profit before tax	4,205	3,733	13	4,205	3,422	23

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	120	106	13	120	110	9
Currency translation adjustment[18]	–	–		–	–

Average underlying RWAs	120	106	13	120	110	9

For footnotes, see page 100.

98d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	2,718	(15)	2,703	2,653	(2)	(2)
Net fee income	1,078	(22)	1,056	1,084	1	3
Own credit spread[20]	(2)	–	(2)	1
Other income[21]	2,153	(51)	2,102	3,265	52	55

Net operating income[22]	5,947	(88)	5,859	7,003	18	20

Loan impairment charges and other credit risk provisions	(298)	3	(295)	(152)	49	48

Net operating income	5,649	(85)	5,564	6,851	21	23

Operating expenses	(2,865)	48	(2,817)	(2,749)	4	2

Operating profit	2,784	(37)	2,747	4,102	47	49

Share of profit in associates and joint ventures	1,588	14	1,602	955	(40)	(40)

Profit before tax	4,372	(23)	4,349	5,057	16	16

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	2,673	(7)	2,666	2,653	(1)	–
Net fee income	1,005	(14)	991	1,084	8	9
Own credit spread[20]	(1)		(1)	1
Gains on disposal of Ping An	3,012		3,012	–	(100)	(100)
Other income[21]	948	(93)	855	3,265	244	282

Net operating income[22]	7,637	(114)	7,523	7,003	(8)	(7)

Loan impairment charges and other credit risk provisions	(138)	1	(137)	(152)	(10)	(11)

Net operating income	7,499	(113)	7,386	6,851	(9)	(7)

Operating expenses	(2,941)	25	(2,916)	(2,749)	7	6

Operating profit	4,558	(88)	4,470	4,102	(10)	(8)

Share of profit in associates and joint ventures	1,518	13	1,531	955	(37)	(38)

Profit before tax	6,076	(75)	6,001	5,057	(17)	(16)

For footnotes, see page 100.

98e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	7,003	5,947	18	7,003	7,637	(8)
Currency translation adjustment[18]		(88)			(114)
Own credit spread[20]	(1)	2		(1)	1
Acquisitions, disposals and dilutions	(1,185)	(330)		(1,185)	(3,012)

Underlying revenue	5,817	5,531	5	5,817	4,512	29

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(152)	(298)	49	(152)	(138)	(10)
Currency translation adjustment[18]		3			1
Acquisitions, disposals and dilutions	–	(2)		–	–

Underlying LICs	(152)	(297)	49	(152)	(137)	(11)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(2,749)	(2,865)	4	(2,749)	(2,941)	7
Currency translation adjustment[18]		48			25
Acquisitions, disposals and dilutions	72	60		72	51

Underlying operating expenses	(2,677)	(2,757)	3	(2,677)	(2,865)	7

Underlying cost efficiency ratio	46.0%	49.8%		46.0%	63.5%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	5,057	4,372	16	5,057	6,076	(17)
Currency translation adjustment[18]		(23)			(75)
Own credit spread[20]	(1)	2		(1)	1
Acquisitions, disposals and dilutions	(1,116)	(1,025)		(1,116)	(3,639)

Underlying profit before tax	3,940	3,326	18	3,940	2,363	67

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	287	292	(2)	287	307	(7)
Acquisitions, disposals and dilutions	(13)	(54)		(13)	(54)

Average underlying RWAs	274	238	15	274	253	8

For footnotes, see page 100.

98f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	705	(20)	685	746	6	9
Net fee income	302	(4)	298	311	3	4
Own credit spread[20]	(4)	–	(4)	(1)	75	75
Other income[21]	234	(3)	231	197	(16)	(15)

Net operating income[22]	1,237	(27)	1,210	1,253	1	4

Loan impairment (charges)/recoveries and other credit risk provisions	(135)	1	(134)	47

Net operating income	1,102	(26)	1,076	1,300	18	21

Operating expenses	(537)	10	(527)	(616)	(15)	(17)

Operating profit	565	(16)	549	684	21	25

Share of profit in associates and joint ventures	207	1	208	225	9	8

Profit before tax	772	(15)	757	909	18	20

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	765	(18)	747	746	(2)	–
Net fee income	293	(6)	287	311	6	8
Own credit spread[20]	(8)	–	(8)	(1)	88	88
Other income[21]	143	(4)	139	197	38	42

Net operating income[22]	1,193	(28)	1,165	1,253	5	8

Loan impairment (charges)/recoveries and other credit risk provisions	(151)	3	(148)	47

Net operating income	1,042	(25)	1,017	1,300	25	28

Operating expenses	(629)	12	(617)	(616)	2	–

Operating profit	413	(13)	400	684	66	71

Share of profit in associates and joint ventures	165	–	165	225	36	36

Profit before tax	578	(13)	565	909	57	61

For footnotes, see page 100.

98g

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	1,253	1,237	1	1,253	1,193	5
Currency translation adjustment[18]		(27)			(28)
Own credit spread[20]	1	4		1	8
Acquisitions, disposals and dilutions	–	(38)		–	41

Underlying revenue	1,254	1,176	7	1,254	1,214	3

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	47	(135)		47	(151)
Currency translation adjustment[18]		1			3

Underlying LICs	47	(134)		47	(148)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(616)	(537)	(15)	(616)	(629)	2
Currency translation adjustment[18]		10			12
Acquisitions, disposals and dilutions	–	11		–	4

Underlying operating expenses	(616)	(516)	(19)	(616)	(613)	–

Underlying cost efficiency ratio	49.1%	43.9%		49.1%	50.5%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	909	772	18	909	578	57
Currency translation adjustment[18]		(15)			(13)
Own credit spread[20]	1	4		1	8
Acquisitions, disposals and dilutions	–	(27)		–	45

Underlying profit before tax	910	734	24	910	618	47

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	64	61	6	64	63	2
Currency translation adjustment[18]	–	(2)		–	(2)
Acquisitions, disposals and dilutions	–	(1)		–	–

Average underlying RWAs	64	58	10	64	61	4

For footnotes, see page 100.

98h

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	4,739	(8)	4,731	3,030	(36)	(36)
Net fee income	1,443	(3)	1,440	1,138	(21)	(21)
Own credit spread[20]	(559)	–	(559)	(22)	96	96
Gains on disposal of US branch network and cards business	3,809	–	3,809	–	(100)	(100)
Other income[21]	546	(3)	543	486	(11)	(10)

Net operating income[22]	9,978	(14)	9,964	4,632	(54)	(54)

Loan impairment charges and other credit risk provisions	(2,161)	2	(2,159)	(696)	68	68

Net operating income	7,817	(12)	7,805	3,936	(50)	(50)

Operating expenses	(4,462)	5	(4,457)	(3,276)	27	26

Operating profit	3,355	(7)	3,348	660	(80)	(80)

Share of profit/(loss) in associates and joint ventures	(1)	–	(1)	6

Profit before tax	3,354	(7)	3,347	666	(80)	(80)

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	3,378	(16)	3,362	3,030	(10)	(10)
Net fee income	1,070	(7)	1,063	1,138	6	7
Own credit spread[20]	(531)	1	(530)	(22)	96	96
Gains on disposal of US branch network and cards business	203	–	203	–	(100)	(100)
Other income[21]	595	(1)	594	486	(18)	(18)

Net operating income[22]	4,715	(23)	4,692	4,632	(2)	(1)

Loan impairment charges and other credit risk provisions	(1,296)	2	(1,294)	(696)	46	46

Net operating income	3,419	(21)	3,398	3,936	15	16

Operating expenses	(4,478)	11	(4,467)	(3,276)	27	27

Operating profit/(loss)	(1,059)	(10)	(1,069)	660

Share of profit in associates and joint ventures	4	–	4	6	50	50

Profit/(loss) before tax	(1,055)	(10)	(1,065)	666

For footnotes, see page 100.

98i

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	4,632	9,978	(54)	4,632	4,715	(2)
Currency translation adjustment[18]		(14)			(24)
Own credit spread[20]	22	559		22	532
Acquisitions, disposals and dilutions	105	(5,759)		105	(223)

Underlying revenue	4,759	4,764	–	4,759	5,000	(5)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(696)	(2,161)	68	(696)	(1,296)	46
Currency translation adjustment[18]		2			2
Acquisitions, disposals and dilutions	1	325		1	–

Underlying LICs	(695)	(1,834)	62	(695)	(1,294)	46

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(3,276)	(4,462)	27	(3,276)	(4,478)	27
Currency translation adjustment[18]		5			11
Acquisitions, disposals and dilutions	14	756		14	40

Underlying operating expenses	(3,262)	(3,701)	12	(3,262)	(4,427)	26

Underlying cost efficiency ratio	68.5%	77.7%		68.5%	88.5%

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit/(loss) before tax	666	3,354	(80)	666	(1,055)
Currency translation adjustment[18]		(7)			(11)
Own credit spread[20]	22	559		22	532
Acquisitions, disposals and dilutions	120	(4,678)		120	(183)

Underlying profit/(loss) before tax	808	(772)		808	(717)

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	248	314	(21)	248	268	(7)
Currency translation adjustment[18]					(1)
Acquisitions, disposals and dilutions	–	(35)		–	–

Average underlying RWAs	248	279	(11)	248	267	(7)
For footnotes, see page 100.

98j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

30 June 2013 compared with 30 June 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 30 June 2012 (‘1H12’)
	1H12 as reported US$m	Currency translation adjustment[18] US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	3,542	(175)	3,367	3,274	(8)	(3)
Net fee income	843	(32)	811	896	6	10
Other income[21]	1,180	(97)	1,083	788	(33)	(27)

Net operating income[22]	5,565	(304)	5,261	4,958	(11)	(6)

Loan impairment charges and other credit risk provisions	(1,136)	78	(1,058)	(1,423)	(25)	(34)

Net operating income	4,429	(226)	4,203	3,535	(20)	(16)

Operating expenses	(3,285)	154	(3,131)	(3,069)	7	2

Operating profit	1,144	(72)	1,072	466	(59)	(57)

Share of profit in associates and joint ventures	1	–	1	–	(100)	(100)

Profit before tax	1,145	(72)	1,073	466	(59)	(57)

30 June 2013 compared with 31 December 2012

	Half-year to 30 June 2013 (‘1H13’) compared with half-year to 31 December 2012 (‘2H12’)
	2H12 as reported US$m	Currency translation adjustment[18] US$m	2H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change[19] %	Constant currency change[19] %

Net interest income	3,442	16	3,458	3,274	(5)	(5)
Net fee income	892	5	897	896	–	–
Other income[21]	1,052	5	1,057	788	(25)	(25)

Net operating income[22]	5,386	26	5,412	4,958	(8)	(8)

Loan impairment charges and other credit risk provisions	(1,001)	(8)	(1,009)	(1,423)	(42)	(41)

Net operating income	4,385	18	4,403	3,535	(19)	(20)

Operating expenses	(3,145)	(20)	(3,165)	(3,069)	2	3

Operating profit	1,240	(2)	1,238	466	(62)	(62)

Share of loss in associates and joint ventures	(1)	–	(1)	–	(100)	(100)

Profit before tax	1,239	(2)	1,237	466	(62)	(62)

For footnotes, see page 100.

98k

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported revenue	4,958	5,565	(11)	4,958	5,386	(8)
Currency translation adjustment[18]		(304)			26
Acquisitions, disposals and dilutions	(28)	(264)	(28)		(100)

Underlying revenue	4,930	4,997	(1)	4,930	5,312	(7)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(1,423)	(1,136)	(25)	(1,423)	(1,001)	(42)
Currency translation adjustment[18]		78			(8)
Acquisitions, disposals and dilutions	–	8		–	8

Underlying LICs	(1,423)	(1,050)	(36)	(1,423)	(1,001)	(42)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(3,069)	(3,285)	7	(3,069)	(3,145)	2
Currency translation adjustment[18]		154			(20)
Acquisitions, disposals and dilutions	1	109		1	79

Underlying operating expenses	(3,068)	(3,022)	(2)	(3,068)	(3,086)	1

Underlying cost efficiency ratio	62.2%	60.5%		62.2%	58.1%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	466	1,145	(59)	466	1,239	(62)
Currency translation adjustment[18]		(72)			(2)
Acquisitions, disposals and dilutions	(27)	(147)		(27)	(13)

Underlying profit before tax	439	926	(53)	439	1,224	(64)

Average risk-weighted assets (‘RWA’s)

	Half-year to
	30 June 2013	30 June 2012	Change[19]	30 June 2013	31 December 2012	Change[19]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	98	103	(5)	98	99	(1)
Currency translation adjustment[18]	–	(4)		–	(1)
Acquisitions, disposals and dilutions	–	(4)		(5)	(2)

Average underlying RWAs	98	95	3	98	96	2

For footnotes, see page 100.

98l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying profit/(loss) before tax – country highlights

	Reported PBT US$m	Own credit spread[3] US$m	Acquisitions, disposals, and dilutions US$m	Underlying PBT US$m	Change[2] %

At 30 June 2013

Hong Kong and Rest of Asia-Pacific
Hong Kong	4,205	–	–	4,205	13
India	414	–	–	414	(15)
China HSBC[10]	346	–	–	346	(24)
Singapore	361	–	–	361	6
Malaysia	274	–	–	274	(5)
Indonesia	141	–	–	141	(15)
Australia	233	(1)	–	232	155
Taiwan	100	–	36	136	(7)
Vietnam	151	–	(104)	47	(37)

Europe
France	489	(3)	–	486	23
Germany	106	–	–	106	(43)
Turkey	84	–	–	84	(14)
Switzerland	(40)	–	–	(40)
UK	2,220	–	11	2,231

Middle East and North Africa
UAE	337	1	–	338	12
Saudi Arabia	225	–	–	225	6
Egypt	117	–	–	117	(4)

North America
Canada	449	3	–	452	(15)
USA	191	19	120	330

Latin America
Brazil	153	–	–	153	(67)
Mexico	117	–	(27)	90	(76)
Argentina	180	–	–	180	31

98m

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Interim Management Report (continued)

Reconciliation of reported and underlying profit/(loss) before tax – country highlights (continued)

	Reported PBT US$m	Curency translation adjustment[2] US$m	Own credit spread[3] US$m	Acquisitions, disposals, and dilutions US$m	Underlying PBT US$m

At 30 June 2012

Hong Kong and Rest of Asia-Pacific
Hong Kong	3,761	–	–	(28)	3,733
India	515	(28)	–	–	487
China HSBC[10]	454	4	–	–	458
Singapore	335	5	–	–	340
Malaysia	288	1	–	–	289
Indonesia	175	(10)	–	–	165
Australia	91	(2)	2	–	91
Taiwan	146	–	–	–	146
Vietnam	78	–	–	(3)	75

Europe
France	293	3	99	–	395
Germany	184	3	–	–	187
Turkey	98	–	–	–	98
Switzerland	66	2	–	–	68
UK	(1,617)	4	1,506	–	(107)

Middle East and North Africa
UAE	299	–	4	–	303
Saudi Arabia	212	–	–	–	212
Egypt	137	(15)	–	–	122

North America
Canada	602	(5)	18	(83)	532
USA	2,734	–	541	(4,595)	(1,320)

Latin America
Brazil	505	(41)	–	–	464
Mexico	366	20	–	(11)	375
Argentina	312	(53)	–	(122)	137

98n

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Interim Management Report (continued)

Other information

Funds under management and assets held in custody

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$bn	US$bn	US$bn

Funds under management
At beginning of period	910	847	857
Net new money	(2)	10	(5)
Value change	15	9	40
Exchange and other	(21)	(9)	18

At end of period	902	857	910

Funds under management by business
HSBC Global Asset Management	409	405	425
Global Private Banking	281	263	288
Affiliates	4	3	3
Other	208	186	194

	902	857	910

Funds under management (‘FuM’) at 30 June 2013 amounted to US$902bn, marginally lower than at 31 December 2012, reflecting adverse foreign exchange movements which were largely offset by favourable market movements in the first half of the year.

Global Asset Management FuM decreased by 4% compared with 31 December 2012 to US$409bn, primarily due to foreign exchange movements reflecting the stronger US dollar against most major currencies, and net outflows of US$1bn, mainly from a small number of high-value mandates in Europe and outflows in liquidity funds. These movements were partly offset by strong inflows in fixed income products from our customers in Hong Kong, Rest of Asia-Pacific, Europe and Latin America and favourable market movements in the period.

Global Private Banking FuM decreased by 2% compared with 31 December 2012 to US$281bn. This was mainly due to negative net new money and adverse foreign exchange movements. The former was driven by the adoption of new compliance and tax transparency standards and actions taken to reposition our client base towards higher net worth relationships. Negative net new money was also impacted by a large number of client withdrawals, notably in Switzerland. These factors were partly offset by favourable valuations of certain assets in Hong Kong.

Other FuM increased by 7% to US$208bn, primarily due to favourable market movements and net inflows of US$5.9bn.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2013, we held assets as custodian of US$5.7 trillion, 5% lower than the US$6.0 trillion held at 31 December 2012. This was mainly driven by the exit of a large client in Hong Kong coupled with adverse foreign exchange movements.

Our assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2013, the value of assets held under administration by the Group amounted to US$2.9 trillion, which was broadly unchanged compared with 31 December 2012.

Review of transactions with related parties

The FCA’s Disclosure Rules and Transparency Rules require the disclosure of related party transactions that have taken place in the first six months of the current financial year and any changes in the related party transactions described in the Annual Report and Accounts 2012, that have or could have materially affected the financial position or performance of HSBC. A fair review has been undertaken and no such transactions were identified.

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Interim Management Report (continued)

Footnotes to pages 2 to 99

Financial highlights

1	Dividends recorded in the financial statements are dividends per ordinary share declared in the first six months of 2013 and are not dividends in respect of, or for, the period.
2	Estimated CRD IV end-point CET1 ratio after planned mitigation of immaterial holdings based on our interpretation of the July 2011 draft CRD IV regulation, supplemented by UK regulator guidance for 31 December 2012 and Final CRR rules for 30 June 2013 (see the ‘Estimated effect of CRD IV end-point rules’ table on page 188 and basis of preparation on page 197).
3	The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.
4	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company (see Note 4 on the Financial Statements). Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves;
–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying amount of such properties on transition to IFRSs and will run down over time as the properties are sold;
–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and
–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
5	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
6	Each ADS represents five ordinary shares.
7	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
8	The Financial Times Stock Exchange 100 Index.
9	The Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Banks Index.

Business and operating models

10	Introduced at the Strategy Day in May 2011. Revised targets for 2014-16 were included in the Investor Update in May 2013, which can be found on www.hsbc.com under Investor Relations.
11	Intermediation of securities, funds and insurance products, including Securities Services in GB&M.
12	Merger and acquisition, event and project financing, and co-investments in GPB.
13	Including Foreign Exchange, Rates, Credit and Equities.
14	Including portfolio management.
15	Including private trust and estate planning (for financial and non-financial assets).
16	Including hedge funds, real estate and private equity.
17	The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.

Reconciliations of constant currency profit before tax

18	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.
19	Positive numbers are favourable: negative numbers are unfavourable.
20	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
21	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
22	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
23	Individual reconciliations by global businesses and geographical regions are available on www.hsbc.com.
24	The operating results of these disposals were removed from underlying results in addition to disposal gains and losses.
25	The operating results of these acquisitions were not removed from underlying results as they were not significant.

Financial summary

26	The accounting for the disposal of our interest in Ping An is described on page 472 of the Annual Report and Accounts 2012. In the first half of 2013, we recognised a net gain on the completion of the Ping An disposal of US$553m which offset the US$553m loss on the contingent forward sale contract recognised in the second half of 2012. The gain of US$553m represented the net effect of the US$1,235m gain on derecognition of the Ping An equity securities classified as available-for-sale investments and recorded in ‘Gains less losses from financial investments’, offset by the US$682m adverse change in fair value of the contingent forward sale contract in the period to the point of delivery of the equity securities recorded in ‘Net trading income’.
27	For a full description of the Ping An contingent forward sale contract, see page 472 of the Annual Report and Accounts 2012.
28	Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.
29	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
30	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
31	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
32	The cost of internal funding of trading assets was US$74m (first half of 2012: US$375m; second half of 2012: US$136m) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in our global business reporting.
33	Net trading income includes a favourable movement of US$4m (first half of 2012: charge of US$330m; second half of 2012: charge of US$299m) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.
34	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$19m in the first half of 2013 (first half of 2012: expense of US$2.2bn; second half of 2012: expense of US$3.0bn).

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Interim Management Report (continued)

35	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
36	Discretionary participation features.
37	The gain on the sale of our then associate, Ping An, in the second half of 2012, is described on page 472 of the Annual Report and Accounts 2012.
38	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of incurred claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

Consolidated balance sheet

39	Net of impairment allowances.
40	The calculation of capital resources, capital ratios and risk-weighted assets is on a Basel 2.5 basis.
41	Capital resources are total regulatory capital, the calculation of which is set out on page 186.
42	Includes perpetual preferred securities.
43	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
44	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current period-end.
45	See Note 13 on the Financial Statements.
46	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.
47	The classification of customer accounts by country within Europe has changed from former disclosures. Certain balances which were previously presented within the country of domicile of the consolidating legal entity are now presented on the basis of the country of account origination. The most significant change affects Switzerland, where the balance of US$44,252m disclosed at 30 June 2012 has been restated as US$21,401m on the new basis.

Economic profit

48	Expressed as a percentage of average invested capital.

Reconciliation of RoRWA measures

49	Risk-weighted assets (‘RWA’s) and pre-tax return on average risk-weighted assets (‘RoRWA’).
50	Underlying RoRWA is calculated using underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals.
51	Other includes treasury services related to the US Consumer Mortgage Lending business and commercial operations in run-off. US CML includes loan portfolios within the run-off business that are designated ‘held for sale’.

Analyses by global business and by geographical region

52	The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).
53	Assets by geographical region and global business include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’.
54	For divested businesses, this includes the gain or loss on disposal and material results of operations as described on page 19.
55	Loan impairment charges and other credit risk provisions.
56	Share of profit in associates and joint ventures.
57	In the analysis of global businesses, net trading income/(expense) comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
58	In 2013 funding costs that had previously been reported within ‘Other’ were allocated to their respective business lines. For comparative purposes, 2012 data have been restated to reflect this change.
59	In the first half of 2013, Global Markets included a favourable fair value movement of US$4m on the tightening of credit spreads on structured liabilities (first half of 2012: adverse fair value movement of US$330m; second half of 2012: adverse fair value movement of US$299m).
60	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products.
61	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.
62	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s net trading income on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
63	Net insurance claims incurred and movement in liabilities to policyholders.
64	‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category is shown in ‘Other operating expenses’.
65	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

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Interim Management Report (continued)

Risk

There have been no material changes to our policies and practices regarding risk management and governance as described in the Annual Report and Accounts 2012.

A description of the principal risks and uncertainties for the remaining six months of the financial year is on page 105.

A summary of our current policies and practices regarding risk is provided in the Appendix to Risk on page 252 of the Annual Report and Accounts 2012.

Risk profile

Managing our risk profile

•	A strong balance sheet is core to our philosophy.

•	Our portfolios remain aligned to our risk appetite and strategy.

•	Our risk management framework is supported by strong forward-looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our core tier 1 capital ratio remains strong at 12.7%.

•	We have sustained our strong liquidity position throughout the first half of 2013.

•	The ratio of customer advances to deposits remains below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	The Compliance control function is being restructured and expanded to improve focus on financial crime and regulatory compliance.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

•	Macroeconomic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

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Managing risk

The growth in our business in the first half of 2013 was achieved while risks were assumed in a measured manner and in line with our risk appetite. Risks, particularly reputational and operational, were mitigated when they exceeded our risk appetite.

On a reported basis balance sheet assets decreased by 2% and our credit risk-weighted assets decreased by 3% during the period.

During the first six months of 2013, financial markets were dominated by concerns over sovereign debt default risk and its contagion effects, the continuing turmoil in the Middle East and the widely held perception that the world economic recovery remained fragile. This created volatility in financial markets. In the face of this changeable economic, political and financial environment, we maintained our conservative risk profile by reducing exposure to the most likely areas of stress. Stress tests were run regularly to evaluate the potential impact of emerging scenarios and, where necessary, we adjusted our risk appetite accordingly.

We continued to manage selectively our exposure to sovereign debt and bank counterparties, with the overall quality of the portfolio remaining strong. We regularly updated our assessment of higher risk countries and adjusted our risk appetite and exposures accordingly.

The diversification of our lending portfolio across the regions, together with our broad range of global businesses and products, ensured that we were not overly dependent on a limited number of countries or markets to generate income and growth. Our geographical diversification also supported our strategies for growth in faster-growing markets and those with international connectivity.

In the first half of 2013 we increased our gross loans and advances in Europe and Asia-Pacific. On a constant currency basis, our loan impairment charges and other credit risk provisions in the first half of 2013 were 34% below the first half of 2012, at US$3.1bn. The US accounted for a significant proportion of the decline, driven by favourable market value adjustments on loan collateral, a reduction in the CML portfolio and lower loan impairment charges following the sale of the CRS business in 2012.

Capital and liquidity

Preserving our strong capital position has long been, and will remain, a key priority for HSBC. We are well equipped to respond to the capital requirements imposed by Basel III, which are discussed further on page 186, and to sustain future growth. We utilise an enterprise-wide approach to testing the sensitivities of our capital plans against a number of scenarios; our approach to scenario stress testing analysis is discussed on page 192.

We continue to maintain a very strong liquidity position and are well positioned for the emerging new regulatory landscape.

Areas of special interest

Compliance

In recent years, we have experienced increasing levels of compliance risk as regulators and other agencies pursued investigations into historical activities, and we continue to work with them in relation to existing issues. This has included the matters giving rise to the Deferred Prosecution Agreements reached with US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law, and the related undertaking with the FSA (now revised as a Direction from the Financial Conduct Authority (‘FCA’) following the UK regulatory restructuring in April 2013). We have responded to a number of investigations by the FCA into the mis-selling in the UK of certain products, including sales of payment protection insurance and of interest rate derivative products to SMEs. In addition we have been involved in investigations and reviews by various regulators and competition enforcement authorities related to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates.

Further information about the Group’s compliance risk management and the changes being made may be found on page 173.

Commercial real estate

Our exposure to commercial real estate lending continued to be concentrated in Hong Kong, the UK, Rest of Asia-Pacific and North America. The market in Hong Kong and most other Asian markets in which we conduct commercial real estate lending, after relative buoyancy in 2011, began to stabilise in late 2012, partly due to initiatives taken by various supervisory authorities which have extended into 2013. In the UK, many regions continued to be negatively affected by weak growth in the economy, though London and the South East, where more than 50% of our UK commercial real estate lending is based, continued to exhibit relative strength. In North America, the market remained stable, in part

HSBC HOLDINGS PLC

Interim Management Report (continued)

supported by the continued low levels of interest rates.

Refinance risk is discussed extensively on page 129 of the Annual Report and Accounts 2012. With the exception of the UK, in our material commercial real estate portfolios globally, the behaviour of the market and the quality of assets continues to cause no undue concerns. In the UK, economic conditions continue to prolong concerns regarding sensitivity to the risks of refinancing, although no deterioration in market conditions has been experienced in the first half of 2013.

There was a marginal reduction in UK commercial real estate balances compared with the end of 2012 with no significant changes in loans and advances due to be refinanced in the next 12 months.

Eurozone crisis

Eurozone countries are members of the EU and part of the euro single currency bloc. The peripheral eurozone countries are those that exhibit levels of market volatility that exceed other eurozone countries, demonstrating fiscal or political uncertainty which has persisted through the first half of 2013. Throughout 2012 and into 2013, in spite of austerity measures and structural reform, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to GDP or short to medium-term maturity concentration of their liabilities. In March 2013, Cyprus sought assistance from the Troika (the European Commission, European Central Bank and the International Monetary Fund), which ultimately agreed a bailout under conditions requiring a consolidation of banking assets and the ‘bail-in’ of larger depositors’ monies. Capital controls led to some minor disruption of payments from Cyprus. However, HSBC has limited exposure to the country and no impairments have been recorded as a result.

Our exposure to eurozone countries is analysed in the table on page 153.

Risk net exposure

At 30 June 2013, our net exposure to the peripheral eurozone countries was US$38bn, including net exposure to sovereign borrowers, agencies and banks of US$12bn, broadly unchanged compared with the end of 2012. This reflected a marginal increase in aggregate exposure to banks offset by a reduction in exposure to sovereign borrowers and agencies.

Our businesses in peripheral eurozone countries are funded from a mix of local deposits, local wholesale funding and intra-Group loans extended from HSBC operations with surplus funds. Intra-Group funding carries the risk that a member country might exit the eurozone and redenominate its national currency, which could result in a significant currency devaluation. A description of redenomination risk in the event of the exit of a eurozone member is provided on pages 131 and 201 of the Annual Report and Accounts 2012.

Risk management and contingency planning

Our framework for dealing with counterparty and systemic crisis situations is described on page 130 of the Annual Report and Accounts 2012. It continued to operate throughout the first half of 2013 to ensure that pre-crisis preparation remains apposite and robust. A Cyprus Major Incident Group was effective in dealing with the Group’s response to the Cyprus sovereign debt crisis.

The main focus of eurozone contingency planning continues to be on Greece and Spain. Other scenarios including contagion risk to non-eurozone countries or the exit of a higher impact eurozone member remain under consideration.

Exposures to Egypt

At 30 June 2013, our total net lending exposure to Egypt was US$10.0bn. Over half of our exposure was to other financial institutions and corporates (US$5.5bn), almost all of which was onshore lending by HSBC in Egypt to corporate entities. Of this exposure US$3.1bn was off-balance sheet, principally undrawn committed facilities. This corporate exposure is diversified with almost half spread across a broad range of manufacturing activities and the remainder covering a range of other industry sectors.

The sovereign and agencies exposure, including exposure to the central bank, was US$3.0bn. This exposure was almost wholly in the form of local currency denominated treasury bills and central bank deposits.

Exposure to banks was US$0.5bn, largely comprising off-balance sheet commitments consisting of trade lines to Egyptian banks for the confirmation of their letters of credit.

Since the onset of the Arab Spring we have actively managed our exposure within Egypt. During the second quarter of 2013, our systemic crisis management processes were reinstigated in response to the unfolding constitutional crisis, and

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Interim Management Report (continued)

we continue to monitor developments closely. The most material risk to our overall portfolio in Egypt is the economic instability that would be caused by a further significant deterioration in the security situation.

Personal lending – US lending

Economic conditions in the US continued to improve in the first half of 2013, supported by improvements in the housing sector and increases in consumer spending. The unemployment rate has declined modestly since the start of the year amid signs that the labour market is more stable.

Total mortgage lending in the US was US$54bn at 30 June 2013, a decline of 5% compared with the end of 2012, mainly due to the continued run-off of the CML portfolio.

We remained focused on managing the run-off of balances in our HSBC Finance portfolio and completed the sale within our CML portfolio of US$4.3bn of personal unsecured loans and US$0.3bn of real estate loans. We transferred a further US$0.5bn of real estate loans to ‘Assets held for sale’ at 30 June 2013.

Total lending balances within HSBC Finance were US$36bn at 30 June 2013 including loans held for sale, a decline of US$6.6bn compared with the end of 2012. The rate at which balances in the CML portfolio are declining continues to be affected by the lack of refinancing opportunities available to customers. Foreclosure processing has now resumed in substantially all states, although there remains a backlog of loans which have not yet been referred to foreclosure. Our loan modification programmes, which are designed to improve cash collections and avoid foreclosure, continued to slow repayment rates.

Top and emerging risks

Identifying and monitoring top and emerging risks is integral to our approach to risk management. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one-year horizon. We consider an ‘emerging risk’ to be one which has large uncertain outcomes that may form beyond a one-year horizon which, if they were to crystallise, could have a material effect on our long-term strategy. Our top and emerging risk framework enables us to focus on current and forward looking aspects of our risk exposures and ensure our risk profile remains in line with our risk appetite and that our appetite remains appropriate. Our current top and emerging risks have continued to evolve since those set out in the Annual Report and Accounts 2012 and are as follows:

Macroeconomic and geopolitical risk

•	Emerging markets slowdown

•	Increased geopolitical risk and changes in energy markets

•	Threats to the global economy from a disorderly exit from quantitative easing

Emerging markets slowdown

World growth is slowing as demand in mature economies is subdued and credit availability and investment activity remain very limited. Growth in a number of emerging markets has decelerated during the first half of 2013 and advanced economies are depending on stronger trade growth in emerging markets to help them through tough economic times domestically.

A number of mature economies are implementing austerity measures in order to reduce their deficits and public debt. This is expected to help resolve the sovereign and banking crisis in the medium term, but in the short term it is limiting growth, increasing unemployment and restricting taxation revenues severely. This is affecting the rest of the world through lower trade, reduced international financing as banks are deleveraging and potential disruption to capital flows.

Potential impact on HSBC

•

Trade and capital flows may contract as a result of weaker economic growth in some emerging markets, banks deleveraging, the introduction of protectionist measures in certain markets, the emergence of geopolitical risks or increasing redenomination risk, which in turn might curtail profitability.

•

Whilst growth in emerging markets as a whole is constrained by lower world demand and commodity prices, some countries are struggling more than others and could trigger a new crisis of confidence in emerging markets with the potential for increased volatility. In Egypt, the uncertain future is affecting the economy and the country’s ability to attract the necessary financial support. In Brazil and Turkey, middle class protests have highlighted concerns regarding the political and economic choices made by the government authorities. In

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Interim Management Report (continued)

Argentina, the unresolved dispute with ‘hold out’ bondholders is fuelling the risk of new defaults. Emerging markets have been supported during the last two years by significant capital inflows from advanced economies but a reverse of these capital flows would create difficulties for all countries having to finance current account deficits, public finance or both. Developments across all markets are closely watched by HSBC to ensure insights are shared and appropriate action is taken as circumstances evolve.

•

During the first half of 2013, we continued to manage closely our sovereign and financial institution counterparty credit positions in peripheral eurozone countries. In addition, we continued to monitor carefully exposures to counterparties domiciled in core European countries that had exposures to sovereigns and/or banks in peripheral eurozone countries of sufficient size to threaten their ongoing viability in the event of further unfavourable developments in the ongoing crisis.

Increased geopolitical risk and changes in energy markets

Weak global economic growth is intensifying the risk of protectionism and some countries may impose restrictions on trade or on capital flows to protect their domestic economies.

In Egypt, the political process remains in transition with a continuing risk of instability. In addition, the fighting in Syria may disrupt global international relations, with tensions between Israel and Iran adding to the risks in the region.

Continuing political instability and unrest in the Middle East increase the risk of higher oil prices, however, developments in global energy extraction increase the risk of lower energy prices affecting the dynamics of natural gas markets and our exposures. In other emerging markets such as Turkey and Brazil, the population is restive and increasingly critical of prevailing economic policies.

Potential impact on HSBC

•

Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could put our staff in harm’s way and bring physical damage to our assets.

•

We have increased our monitoring of the geopolitical and economic outlook, in particular in countries where we have material exposures and a physical presence. Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our appetite and mitigate these risks as appropriate.

•	Lower gas prices could increase political instability in the Middle East and affect market dynamics involving countries in the region to which HSBC is exposed.

Threats to the global economy from a disorderly exit from quantitative easing

The prolonged period of low interest rates caused by policy actions taken to address the economic crisis in mature economies continues to constrain the interest income we earn from investing our excess deposits, through spread compression and low returns on assets. However, an excessively rapid exit from quantitative easing (‘QE’) and a swift rise in interest rates could prove to be as detrimental, and fears of such actions are already creating significant volatility in the markets. An increase in real interest rates while economies remain weak could further limit the pace of recovery, fuel capital flows to safe havens and result in significant capital outflows from emerging markets.

Potential impact on HSBC

•	A scaling back of QE could have an adverse impact on global equity and bond prices, and create turbulence in global currency (foreign exchange) markets.

•

The pace and timing of QE cessation could heighten market instability. The indication from the Federal Reserve that further US QE will be tapered off depending on positive economic data, links the speed of scaling back to US economic growth. The speed of recovery in the US now suggests this could be an issue in the near future.

•	We have undertaken a review of our bond portfolios, carried out additional stress tests and managed our positions, to mitigate this risk.

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Interim Management Report (continued)

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a supra-equivalent manner and to differing timetables across regulatory regimes.

Regulatory developments affecting our business model and Group profitability

Several regulatory changes are likely to affect our activities, both of the Group as a whole and of some or all of our principal subsidiaries. These changes include (i) publication, on 27 June, of the Capital Requirements Directive (‘CRD IV’), which is the introduction of the Basel III measures in the EU, which comes into effect from 1 January 2014. The PRA will consult later this summer on the changes to the PRA’s rules to reflect the new Regulation and to implement the Directive and relevant discretions provided in the Regulation; (ii) implementation of the new regulatory structure within the UK comprising the Financial Policy Committee (‘FPC’), the Prudential Regulation Authority (‘PRA’) and the FCA and, in particular, the effects of the ability of the FPC to seek additional capital for lending to sectors perceived as higher risk, (iii) the designation of the Group by the Financial Stability Board as a global systemically important bank; (iv) proposed legislation in the UK to give effect to the recommendations of the Independent Commission on Banking (‘ICB’) in relation to ‘ring-fencing’ the UK retail banking from wholesale banking activities, the structural separation of other activities as envisaged in legislative proposals in the US (including the Volcker Rule proposed under the Dodd-Frank Act) and potential changes across the EU where initial proposals are expected later this year; (v) changes in the regime for the operation of capital markets with increasing standardisation, central clearing, reporting and margin requirements; (vi) requirements flowing from arrangements for the recovery and resolution of the Group and its main operating entities; and (vii) continued changes in the manner and standards for the conduct of business, including the effects of the recommendations now made by the Parliamentary Commission on Banking Standards. There is also the continued risk of further changes to regulation relating to remuneration and other taxes.

Potential impact on HSBC

•	Proposed changes relating to capital and liquidity requirements, remuneration and/or taxes could increase the Group’s cost of doing business, reducing future profitability.

•

Proposed changes in and the implementation of regulations for derivatives and central counterparties, the ICB ring-fencing proposals, recovery and resolution plans, the Volcker Rule and the Foreign Account Tax Compliance Act (‘FATCA’) may affect the manner in which we conduct our activities and structure ourselves, with the potential both to increase the costs of doing business and curtail the types of business we can carry out, with the risk of decreased profitability as a result. Due to the fact that the development and implementation of many of these various regulations are in their early stages, it is not possible to estimate the effect, if any, on our operations.

•

We are closely engaged with the governments and regulators in the countries in which we operate to help ensure that the new requirements are properly considered and can be implemented in an effective manner. We are also ensuring that our capital and liquidity plans take into account the potential effects of the changes. Capital allocation and liquidity management disciplines have been expanded to incorporate future increased capital and liquidity requirements and drive appropriate risk management and mitigating actions.

Regulatory investigations and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing.

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Interim Management Report (continued)

In December 2012, HSBC Holdings, HSBC North America Holdings, Inc, and HSBC Bank USA entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with anti-money laundering and sanctions laws. Among other agreements, HSBC Holdings and HSBC Bank USA entered into a five-year Deferred Prosecution Agreement (‘US DPA’) with the US Department of Justice (‘DoJ’) and HSBC Holdings entered into an undertaking with the FSA (the ‘FCA Direction’) to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements. In addition, HSBC Holdings entered into a two-year Deferred Prosecution Agreement with the New York County District Attorney (the ‘DANY DPA’).

Under the settlement agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and undertook to continue cooperating fully with US and UK regulatory and law enforcement authorities and take further action to strengthen our compliance policies and procedures. The agreements with the DoJ and the US Federal Reserve, and the FCA Direction require us to retain an independent monitor (who is, for FCA purposes, a ‘skilled person’ under section 166 of the Financial Services and Markets Act) to evaluate our progress in implementing our obligations under the agreements and FCA Direction and to produce regular assessments of the effectiveness of our Compliance function. Michael Cherkasky has been selected as the independent monitor and, on 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same.

As reflected in the agreement entered into with the Office of the Comptroller of the Currency (‘OCC’) in December 2012 (‘the Gramm-Leach-Bliley Act (‘GLBA’) Agreement’), the OCC has determined that HSBC Bank USA is not in compliance with the requirements which provide that a national bank and each depository institution affiliate of the national bank must be both well capitalised and well managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC, no longer meet the requirements for financial holding company status, and may not engage in any new types of financial activities without the prior approval of the Federal Reserve Board. HSBC Bank USA may not directly or indirectly acquire control of, or hold an interest in, any new financial subsidiary, nor commence a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme. In addition, HSBC Bank USA is subject to the oversight from the Consumer Financial Protection Bureau, which is a federal agency that is primarily responsible for regulating consumer protection with regards to financial products and services.

In the UK, the FCA has continued to increase its focus on ‘conduct risk’ including attention to sales processes and incentives, product and investment suitability and conduct of business concerns more generally. These measures are concerned principally, but not exclusively, with the conduct of business with retail customers and in conjunction with this focus, the UK regulators are making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. Additionally, the UK and other regulators increasingly take actions in response to customer complaints either specific to an institution or more generally in relation to a particular product. We have seen recent examples of this approach in the context of the possible mis-selling of PPI and of interest rate hedging products to SMEs.

The Group also continues to be subject to a number of other regulatory proceedings, including investigations and reviews by various regulators and competition and enforcement authorities around the world, including in the UK, the US, Canada, the EU, Switzerland and Asia, who are conducting investigations and reviews related to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations and reviews. In addition, HSBC Holdings, HSBC Bank plc, HSBC Bank USA and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of Libor, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. HSBC and other panel banks have also been named as defendants in putative class action lawsuits in New York and Chicago relating to credit default swap pricing. The complaints in those actions assert claims against

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act and state law (see Note 24 on the Financial Statements for further information).

Potential impact on HSBC

•

It is difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes may have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•

In relation to the US DPA, HSBC Holdings and HSBC Bank USA have committed to take or continue to adhere to a number of remedial measures. Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Breach of the DANY DPA may allow the New York County District Attorney’s Office to prosecute HSBC Holdings in relation to the matters which are the subject of that DPA.

•

In relation to the GLBA Agreement, if all of our affiliate depository institutions are not in compliance with these requirements within the time periods specified therein, as they may be extended, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on the GLBA. Similar consequences under the GLBA Agreement could result for subsidiaries of HSBC Bank USA that engage in financial activities in reliance on expanded powers provided for in the GLBA. Any such divestiture or termination of activities would have an adverse material effect on the consolidated results and operation of HSBC. The GLBA Agreement requires HSBC Bank USA to take all steps necessary to correct the circumstances and conditions resulting from non-compliance with the requirements referred to above. We have initiated steps to satisfy the requirements of the GLBA Agreement.

•

The UK and other regulators may identify future industry-wide mis-selling or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to mis-selling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Further, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

Steps to address many of the requirements of the DPAs, the FCA Direction and the GLBA Agreement have either already been taken or are under way. These include simplifying the Group’s control structure, strengthening the governance structure with new leadership appointments, revising key policies and establishing bodies to implement single Global Standards shaped by the highest or most effective standards available in any location where the Group operates, as well as substantially increasing spending and staffing in the anti-money laundering and regulatory compliance areas in the past few years. There can be no assurance that these steps will be effective or that HSBC will not have to take additional remedial measures in the future to comply with the terms of the DPAs or the GLBA Agreement.

Dispute risk

The current economic environment has increased our exposure to actual and potential litigation. Further details are provided in Note 24 on the Financial Statements.

Potential impact on HSBC

•	Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Risks related to our business operations, governance and internal control systems

•	Regulatory commitments and consent orders including under the Deferred Prosecution Agreements

•	Internet crime and fraud

•	Data management

•	Disposals

•	Level of change in the Compliance function

•	Information security risk

•	Model risk

HSBC HOLDINGS PLC

Interim Management Report (continued)

Regulatory commitments and consent orders including under the Deferred Prosecution Agreements

There is a risk that we fail to meet our deadlines or we are judged to have material gaps in our plans or implementation compared with the requirements of the DPAs and other orders. Further details of this risk are provided on page 128 of the Annual Report and Accounts 2012.

Potential impact on HSBC

•

If, during the term of the US DPA, HSBC Holdings or HSBC Bank USA are determined to have breached the agreement, the DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Similarly, if, during the term of the DANY DPA, HSBC Holdings is determined to have breached that agreement, the New York County District Attorney may prosecute HSBC Holdings in relation to the matters which are subject to that DPA. The FCA may, in a similar vein, take enforcement action as a result of a breach of the FCA Direction.

Internet crime and fraud

With the ever-growing acceptance of, and demand for, internet and mobile services by customers, HSBC is increasingly exposed to fraudulent and criminal activities via these channels. Internet crime could result in financial loss and/or customer data and sensitive information being compromised. Along with internet fraud, the overall threat of external fraud may increase during adverse economic conditions, particularly in retail and commercial banking.

We also face the risk of breakdowns in processes or procedures and systems failure or unavailability, and our business is subject to disruption from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

Potential impact on HSBC

•

Internet crime and fraud may give rise to losses in service to customers and/or economic loss to HSBC. The same threats apply equally when we rely on external suppliers or vendors to provide services to us and our customers.

•

We have increased our defences through enhanced monitoring and have implemented additional controls, such as two-factor authentication, to reduce the possibility of losses from fraud. We continually assess these threats as they evolve and adapt our controls to mitigate them.

Data management

HSBC has received feedback from external stakeholders that it needs a clear data strategy to meet the increasingly frequent regulatory reporting requirements as well as other internal and external information demands.

Potential impact on HSBC

•	Regulators are evaluating the industry on its ability to provide accurate information and may use the industry-developed Data Maturity Model to assess financial services firms.

•

A Group-level Data Strategy Board has been established to define our data strategy to ensure consistent data management across the Group. Vision, governance and quality frameworks of the data strategy have been completed and the policy and standards are due to be formulated by the third quarter of 2013. Any required action would follow.

Disposals

The implementation of our strategy to simplify our business, which involves withdrawing from certain markets, presents disposal risks which must be carefully managed. Implementing organisational changes to support the Group’s strategy also requires close management oversight.

Potential impact on HSBC

•

The potential effects of disposal risks include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation, and they can have both financial and reputational implications.

•

Steps taken to manage these risks proactively include maintaining a close dialogue with regulators and customers and involve HR, Legal, Compliance and other functional experts. Some disposals also involve Transitional Service Agreements, where there are ongoing risks, which are subject to close management oversight.

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Interim Management Report (continued)

Level of change in the Compliance function

The Compliance function is undergoing a significant restructuring to increase its efficiency and effectiveness (see page 173).

Potential impact on HSBC

•	The size and scope of the change could generate heightened execution and people risk (including significant resourcing demands).

•

Global organisation structures and global management teams have been agreed. Implementation in the regions, global business teams and countries has been split into phases, with key hubs targeted in the first instance.

Information security risk

The security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand.

Potential impact on HSBC

•

These risks give rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also result in regulatory breaches which would result in fines and penalties being incurred.

•

We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows.

Model risk

More stringent regulatory requirements governing the development of parameters applied to and controls around models used for measuring risk can give rise to changes, including increases in capital requirements. Furthermore, the changing external economic and legislative environment and changes in customer behaviour can lead to the assumptions we have made in our models becoming invalid.

Potential impact on HSBC

•	Model risks can result in a potentially increased and volatile capital requirement.

•	We continue to address these risks through enhanced model development, independent review and model oversight to ensure our models remain fit for purpose.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Credit risk

	Page	Tables	Page

Credit risk in the first half of 2013	113	Loans and advances excluding held for sale: total exposure, impairment allowances and charges	113
Credit exposure	114
Maximum exposure to credit risk	114	Maximum exposure to credit risk	115
Personal lending	116	Total personal lending	116
Mortgage lending	117	Mortgage lending products	117
Mortgage lending in the US	118	HSBC Finance US CML – residential mortgages	118
		HSBC Finance: foreclosed properties in the US	119
		Trends in two months and over contractual delinquency in the US	120
Non-US mortgage lending	120
Other personal lending	120
Wholesale lending	121	Total wholesale lending	121
Corporate and commercial	123
Financial (non-bank)	123
Loans and advances to banks	124
Credit quality of financial instruments	124	Distribution of financial instruments by credit quality	124
Past due but not impaired gross financial instruments	127	Past due but not impaired loans and advances to customers and banks by geographical region	127
		Ageing analysis of days past due but not impaired gross financial instruments	128
Renegotiated loans and forbearance	129	Renegotiated loans and advances to customers	129
		Renegotiated loans and advances to customers by geographical region	130
HSBC Finance loan modifications and re-ageing	131	Gross loan portfolio of HSBC Finance real estate secured balances	132
		Movement in HSBC Finance renegotiated real estate balances	132
		Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio	133
Corporate and commercial forbearance	133
Impaired loans	133	Impaired loans and advances to customers and banks by industry sector	134
Impairment of loans and advances	134	Impairment allowances on loans and advances to customers by geographical region	135
		Net loan impairment charge to the income statement by geographical region	136
		LICs by geographical region	136
Loan impairment charges in the first half of 2013	136
		LICs by industry	136
		Movement in impairment allowances on loans and advances to customers and banks	138
		Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region	139
		Reconciliation of reported and constant currency changes by geographical region	139
Concentration of exposure	140	Trading assets	140
		Gross loans and advances by industry sector	141
		Gross loans and advances to customers by industry sector and by geographical region	142
		Loans and advances to banks by geographical region	143
		Gross loans and advances to customers by country	144

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Interim Management Report (continued)

	Page	Tables	Page

Risk elements in the loan portfolio	145a
Securitisation exposures and other structured products	146
Business model	146
Exposure in the first half of 2013	146	Overall exposure of HSBC	146
		Movement in the available-for-sale reserve	147
Securities investment conduits	147	Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire	147
Impairment methodologies	147	Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss	148
Exposures and significant movements	151
Transactions with monoline insurers	151	HSBC’s exposure to derivative transactions entered into directly with monoline insurers	152
Leveraged finance transactions	152	HSBC’s exposure to leveraged finance transactions	153
Representations and warranties related to mortgage sales and securitisation activities	153
Exposures to countries in the eurozone	153	Summary of exposures to eurozone countries	154
Redenomination risk	154	In-country funding exposure	155

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There have been no material changes to our policies and practices for the management of credit risk as described in the Annual Report and Accounts 2012.

During the first half of 2013, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group to ensure that the assumptions used in our collective assessment models continue to appropriately reflect the period of time between a loss event occurring and the account proceeding to delinquency and eventual write off.

In Brazil, we reviewed and modified the impairment allowance methodology and the underlying assumptions used for the same portfolios to reflect the level of restructuring that is taking place and the performance of these restructured accounts. This review resulted in an increase of US$242m in collective impairment allowances, mainly in Brazil’s retail and small business restructured portfolios. A number of measures are under way to address these portfolios.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 252 of the Annual Report and Accounts 2012.

Credit risk in the first half of 2013

Total exposure to credit risk remained broadly unchanged in the first half of 2013 with gross loans and advances of US$1,170bn reported at 30 June 2013, compared with US$1,166bn at 31 December 2012.

During the first half of 2013, we continued to monitor events in the eurozone, weathering the imposition of capital controls in Cyprus successfully. We also continued to monitor our portfolio in Egypt as the constitutional crisis unfolded. More details of the specific political and macroeconomic risks associated with these countries, and our management response, are provided on page 104.

Loans and advances excluding held for sale: total exposure, impairment allowances and charges

	30 Jun 2013 US$bn	30 Jun 2012 US$bn	31 Dec 2012 US$bn
At end of period:
Total gross loans and advances (A)	1,170.1	1,174.4	1,166.3
Impairment allowances	15.6	17.3	16.2
– as a percentage of (A)	1.33%	1.47%	1.39%

Loans and advances net of impairment allowances	1,154.5	1,157.1	1,150.2

For period ended:
Impairment charges	3.2	4.5	8.2

The following commentary is on a constant currency basis.

Total personal lending decreased slightly to US$395bn in the first half of 2013 from US$401bn at the end of 2012. This was driven by a decrease in lending in North America due to the continued

HSBC HOLDINGS PLC

Interim Management Report (continued)

reduction in the US run-off portfolio and the reclassification of loan balances to ‘Assets held for sale’ in our non-strategic operations in Latin America, Europe and, to a lesser extent, North America. This was partly offset by a modest increase in residential mortgage balances in Rest of Asia-Pacific, primarily in mainland China and Australia, Hong Kong and the UK.

Total wholesale lending increased to US$776bn at 30 June 2013 from US$729bn at the end of 2012, due to a rise in lending to banks, largely in Europe, and increased international trade and services lending to corporate and commercial customers in Hong Kong. This was partly offset by a decline in Latin America, where we reclassified lending balances relating to the planned disposal of our non-strategic businesses to ‘Assets held for sale’.

At 30 June 2013, impairment allowances as a percentage of gross loans and advances decreased to 1.33% from 1.39% at the end of 2012 as a result of a reduction in loan impairment charges (as described below) and an increase in wholesale lending.

Loan impairment charges in the first half of 2013 decreased to US$3.2bn from US$4.4bn in the first half of 2012 and US$3.5bn in the second half of 2012. The reduction was primarily in RBWM in North America due to significant favourable market value adjustments in the value of the underlying properties reflecting improvements in the housing sector, lower delinquency levels, the continued run-off of the CML portfolio and the sale of the CRS business in 2012. This decline was partly offset by increases in Latin America due to higher collective impairment provisions in RBWM and CMB as a result of impairment model changes and assumption revisions in Brazil and increases in Mexico reflecting higher lending balances, a revision to the assumptions used in our collective assessment models in the first half of 2013 and the non-recurrence of a provision release in the first half of 2012. In addition, individually assessed impairment provisions increased in Mexico in CMB and GB&M and in the UK in CMB.

Credit exposure

Maximum exposure to credit risk

The table on page 115 provides information on balance sheet items, offsets and loan and other credit-related commitments. Commentary on the balance sheet movements is provided on page 38.

Derivatives

The derivatives offset amount in the table below relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash. At 30 June 2013, the total amount of such offsets was US$254bn (30 June 2012: US$340bn; 31 December 2012: US$311bn), of which US$213bn (30 June 2012: US$301bn; 31 December 2012: US$270bn) were offsets under a master netting arrangement, US$36bn (30 June 2012: US$38bn; 31 December 2012: US$39bn) was collateral received in cash and US$6bn (30 June 2012: US$1.1bn; 31 December 2012: US$1.8bn) was other collateral. The decline in the total offset reflects the reduction in the fair value of derivative contracts in the period. These amounts do not qualify for offset for accounting purposes as settlement is not intended to be made on a net basis.

Loan and other credit-related commitments

Loan and other credit-related commitments largely consist of corporate and commercial off-balance sheet commitments, including term and trade-related lending balances and overdrafts, retail off-balance sheet commitments including overdrafts, residential mortgages and personal loans and credit card balances. Loan and other credit-related commitments rose marginally, driven by an increase in North America, reflecting our focus on growing in target commercial segments in the US, and a rise in term and trade-related commitments in Hong Kong and mainland China. This was partly offset by a decline in the Middle East and North Africa as a result of drawdowns by wholesale customers in the UAE and a reduction in our exposure to Egypt.

Other credit risk mitigants

While not disclosed as an offset in the maximum exposure to credit risk table, other arrangements are in place which reduce our maximum exposure to credit risk. These include short positions in securities and financial assets held as part of linked insurance/ investment contracts where the risk is predominantly borne by the policyholder. In addition, we hold collateral in respect of individual loans and advances.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Maximum exposure to credit risk1

	At 30 June 2013			At 30 June 2012			At 31 December 2012
	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m

Cash and balances at central banks	148,285	–	148,285	147,911	–	147,911	141,532	–	141,532
Items in the course of collection from other banks	8,416	–	8,416	11,075	–	11,075	7,303	–	7,303
Hong Kong Government certificates of indebtedness	24,275	–	24,275	21,283	–	21,283	22,743	–	22,743

Trading assets	381,124	(8,557)	372,567	361,352	(12,665)	348,687	367,177	(19,700)	347,477
Treasury and other eligible bills	19,188	–	19,188	30,098	–	30,098	26,282	–	26,282
Debt securities	147,568	–	147,568	131,563	–	131,563	144,677	–	144,677
Loans and advances:
– to banks	96,748	–	96,748	94,830	–	94,830	78,271	–	78,271
– to customers	117,620	(8,557)	109,063	104,861	(12,665)	92,196	117,947	(19,700)	98,247

Financial assets designated at fair value	12,548	–	12,548	14,535	–	14,535	12,714	–	12,714
Treasury and other eligible bills	99	–	99	91	–	91	54	–	54
Debt securities	12,392	–	12,392	14,238	–	14,238	12,551	–	12,551
Loans and advances:
– to banks	25	–	25	127	–	127	55	–	55
– to customers	32	–	32	79	–	79	54	–	54

Derivatives	299,213	(254,077)	45,136	355,934	(340,442)	15,492	357,450	(310,859)	46,591
Loans and advances held at amortised cost:	1,154,504	(94,670)	1,059,834	1,157,176	(93,044)	1,064,132	1,150,169	(95,578)	1,054,591
– to banks	185,122	(6,296)	178,826	182,191	(7,092)	175,099	152,546	(3,732)	148,814
– to customers	969,382	(88,374)	881,008	974,985	(85,952)	889,033	997,623	(91,846)	905,777

Financial investments	394,846	–	394,846	387,050	–	387,050	415,312	–	415,312
Treasury and other similar bills	79,005	–	79,005	71,552	–	71,552	87,550	–	87,550
Debt securities	315,841	–	315,841	315,498	–	315,498	327,762	–	327,762

Assets held for sale	18,690	(572)	18,118	10,541	(4)	10,537	9,292	(164)	9,128
– disposal groups	17,756	(572)	17,184	10,383	(4)	10,379	5,359	(164)	5,195
– non-current assets held for sale	934	–	934	158	–	158	3,933	–	3,933

Other assets	32,470	–	32,470	34,397	–	34,397	31,983	–	31,983
Endorsements and acceptances	11,329	–	11,329	12,782	–	12,782	12,032	–	12,032
Other	21,141	–	21,141	21,615	–	21,615	19,951	–	19,951

Financial guarantees and similar contracts	43,783	–	43,783	39,190	–	39,190	44,993	–	44,993
Loan and other credit- related commitments[2]	587,946	–	587,946	564,113	–	564,113	579,469	–	579,469

	3,106,100	(357,876)	2,748,224	3,104,557	(446,155)	2,658,402	3,140,137	(426,301)	2,713,836

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Personal lending

Total personal lending was US$395bn at 30 June 2013, down from US$415bn at the end of 2012 (US$401bn on a constant currency basis). The decrease on a constant currency basis reflected the reclassification of loan balances to ‘Assets held for sale’ in our non-strategic operations in Latin America,

Europe and, to a lesser extent, North America, and a decrease in lending in North America due to the repayments and write-offs in the US run-off portfolio. This was partly offset by an increase in mortgage lending in Rest of Asia-Pacific, Hong Kong and the UK.

Total personal lending

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US3 US$m	Rest of North America US$m	Other regions[3] US$m	Total US$m

At 30 June 2013
First lien residential mortgages (A)	120,740	6,694	53,475	47,186	19,091	42,462	289,648
Other personal lending (B)	20,395	25,441	18,813	6,805	5,877	27,530	104,861
– motor vehicle finance	–	16	–	–	22	3,050	3,088
– credit cards	10,421	3,042	5,738	742	567	8,095	28,605
– second lien residential mortgages	–	–	–	5,483	295	103	5,881
– other	9,974	22,383	13,075	580	4,993	16,282	67,287

Total personal lending (C)	141,135	32,135	72,288	53,991	24,968	69,992	394,509

Impairment allowances on personal lending First lien residential mortgages (a)	(337)	(65)	–	(3,504)	(39)	(218)	(4,163)
Other personal lending (b)	(488)	(474)	(76)	(554)	(75)	(1,554)	(3,221)
– motor vehicle finance	–	(4)	–	–	(1)	(96)	(101)
– credit cards	(136)	(232)	(43)	(35)	(10)	(354)	(810)
– second lien residential mortgages	–	–	–	(512)	(5)	–	(517)
– other	(352)	(238)	(33)	(7)	(59)	(1,104)	(1,793)

Total (c)	(825)	(539)	(76)	(4,058)	(114)	(1,772)	(7,384)

(a) as a percentage of (A)	0.3%	1.0%	–	7.4%	0.2%	0.5%	1.4%
(b) as a percentage of (B)	2.4%	1.9%	0.4%	8.1%	1.3%	5.6%	3.1%
(c) as a percentage of (C)	0.6%	1.7%	0.1%	7.5%	0.5%	2.5%	1.9%

At 30 June 2012
First lien residential mortgages (D)	116,949	8,780	48,951	50,773	20,809	40,518	286,780
Other personal lending (E)	21,807	26,114	16,718	12,405	7,624	29,354	114,022
– motor vehicle finance	–	29	–	15	24	3,852	3,920
– credit cards	10,961	2,640	5,174	791	1,188	8,369	29,123
– second lien residential mortgages	644	–	–	6,352	424	144	7,564
– other	10,202	23,445	11,544	5,247	5,988	16,989	73,415

Total personal lending (F)	138,756	34,894	65,669	63,178	28,433	69,872	400,802

Impairment allowances on personal lending First lien residential mortgages (d)	(441)	(59)	(7)	(4,463)	(38)	(241)	(5,249)
Other personal lending (e)	(609)	(400)	(55)	(1,425)	(121)	(1,526)	(4,136)
– motor vehicle finance	–	(4)	–	–	(1)	(166)	(171)
– credit cards	(165)	(189)	(25)	(35)	(33)	(392)	(839)
– second lien residential mortgages	(33)	–	–	(634)	(9)	–	(676)
– other	(411)	(207)	(30)	(756)	(78)	(968)	(2,450)

Total (f)	(1,050)	(459)	(63)	(5,888)	(159)	(1,766)	(9,385)

(d) as a percentage of (D)	0.4%	0.7%	–	8.8%	0.2%	0.6%	1.8%
(e) as a percentage of (E)	2.8%	1.5%	0.3%	11.5%	1.6%	5.2%	3.6%
(f) as a percentage of (F)	0.8%	1.3%	0.1%	9.3%	0.6%	2.5%	2.3%

HSBC HOLDINGS PLC

Interim Management Report (continued)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US3 US$m	Rest of North America US$m	Other regions[3] US$m	Total US$m

At 31 December 2012
First lien residential mortgages (G)	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Other personal lending (H)	23,446	27,656	18,045	7,382	6,839	29,863	113,231
– motor vehicle finance	–	24	–	–	20	3,871	3,915
– credit cards	11,369	3,060	5,930	821	735	8,881	30,796
– second lien residential mortgages	508	–	–	5,959	363	131	6,961
– other	11,569	24,572	12,115	602	5,721	16,980	71,559

Total personal lending (I)	150,470	35,804	70,341	56,799	27,555	74,124	415,093

Impairment allowances on personal lending First lien residential mortgages (g)	(425)	(64)	(4)	(4,133)	(30)	(249)	(4,905)
Other personal lending (h)	(576)	(401)	(57)	(590)	(94)	(1,589)	(3,307)
– motor vehicle finance	–	(4)	–	–	(1)	(144)	(149)
– credit cards	(150)	(184)	(28)	(40)	(14)	(385)	(801)
– second lien residential mortgages	(44)	–	–	(542)	(6)	–	(592)
– other	(382)	(213)	(29)	(8)	(73)	(1,060)	(1,765)

Total (i)	(1,001)	(465)	(61)	(4,723)	(124)	(1,838)	(8,212)

(g) as a percentage of (G)	0.3%	0.8%	–	8.4%	0.1%	0.6%	1.6%
(h) as a percentage of (H)	2.5%	1.4%	0.3%	8.0%	1.4%	5.3%	2.9%
(i) as a percentage of (I)	0.7%	1.3%	0.1%	8.3%	0.5%	2.5%	2.0%

For footnote, see page 178.

Mortgage lending

The commentary that follows is on a constant currency basis.

At 30 June 2013, total mortgage lending was US$296bn, a marginal decline from 31 December 2012 which was due to the continued run-off of the CML portfolio in North America and the reclassification of balances to ‘Assets held for sale’ in Latin America and Europe. It was partly offset by increases in Rest of Asia-Pacific, reflecting our focus on secured lending supported by marketing campaigns; in Hong Kong, although the rate of growth began to slow; and in the UK, reflecting our competitive pricing.

Mortgage lending products

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US3 US$m	Rest of North America US$m	Other regions[3] US$m	Total US$m
At 30 June 2013
First lien residential mortgages[4]	120,740	6,694	53,475	47,186	19,091	42,462	289,648
Second lien residential mortgages	–	–	–	5,483	295	103	5,881

Total mortgage lending (A)	120,740	6,694	53,475	52,669	19,386	42,565	295,529

Second lien as percentage of (A)	–	–	–	10.4%	1.5%	0.2%	2.0%

Impairment allowances on mortgage lending	(337)	(65)	–	(4,016)	(44)	(218)	(4,680)
First lien residential mortgages	(337)	(65)	–	(3,504)	(39)	(218)	(4,163)
Second lien residential mortgages	–	–	–	(512)	(5)	–	(517)

Interest-only (including offset) mortgages	46,301	140	29	–	445	1,116	48,031
Affordability mortgages, including adjustable-rate mortgages (‘ARM’s)	2	453	17	18,007	–	5,535	24,014
Other	89	–	–	–	–	175	264

Total interest-only, affordability mortgages and other	46,392	593	46	18,007	445	6,826	72,309

– as a percentage of (A)	38.4%	8.9%	0.1%	34.2%	2.3%	16.0%	24.5%

HSBC HOLDINGS PLC

Interim Management Report (continued)

Mortgage lending products (continued)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	US3 US$m	Rest of North America US$m	Other regions[3] US$m	Total US$m

At 30 June 2012
First lien residential mortgages[4]	116,949	8,780	48,951	50,773	20,809	40,518	286,780
Second lien residential mortgages	644	–	–	6,352	424	144	7,564

Total mortgage lending (B)	117,593	8,780	48,951	57,125	21,233	40,662	294,344

Second lien as percentage of (B)	0.5%	–	–	11.1%	2.0%	0.4%	2.6%

Impairment allowances on mortgage lending	(474)	(59)	(7)	(5,097)	(47)	(241)	(5,925)
First lien residential mortgages	(441)	(59)	–	(4,463)	(38)	–	(5,249)
Second lien residential mortgages	(33)	–	(7)	(634)	(9)	(241)	(676)

Interest-only (including offset) mortgages	47,605	48	30	–	582	1,195	49,460
Affordability mortgages, including ARMs	35	480	21	16,424	276	5,993	23,229

Other	102	–	–	–	–	201	303

Total interest-only, affordability mortgages and other	47,742	528	51	16,424	858	7,389	72,992

– as a percentage of (B)	40.6%	6.0%	0.1%	28.8%	4.0%	18.2%	24.8%

At 31 December 2012
First lien residential mortgages[4]	127,024	8,148	52,296	49,417	20,716	44,261	301,862
Second lien residential mortgages	508	–	–	5,959	363	131	6,961

Total mortgage lending (C)	127,532	8,148	52,296	55,376	21,079	44,392	308,823

Second lien as percentage of (C)	0.4%	–	0.0%	10.8%	1.7%	0.3%	2.3%

Impairment allowances on mortgage lending	(469)	(64)	(4)	(4,675)	(36)	(249)	(5,497)
First lien residential mortgages	(425)	(64)	(4)	(4,133)	(30)	(249)	(4,905)
Second lien residential mortgages	(44)	–	–	(542)	(6)	–	(592)

Interest-only (including offset) mortgages	49,650	52	30	–	531	1,146	51,409
Affordability mortgages, including ARMs	6	532	19	18,456	–	5,135	24,148
Other	99	–	–	–	–	204	303

Total interest-only, affordability mortgages and other	49,755	584	49	18,456	531	6,485	75,860

– as a percentage of (C)	39.0%	7.2%	0.1%	33.3%	2.5%	14.6%	24.6%

For footnotes, see page 178.

Mortgage lending in the US

In the US, total mortgage lending balances were US$53bn at 30 June 2013, a decrease of 5% compared with the end of 2012. Overall, US mortgage lending represented 13% of our total personal lending and 18% of our total mortgage lending, in line with 31 December 2012.

Mortgage lending balances at 30 June 2013 in HSBC Finance were US$36bn, a decrease of 8% compared with the end of 2012 due to the continued run-off of the CML portfolio. In HSBC Bank USA, mortgage lending balances were US$17bn at 30 June 2013, an increase of 3% from the end of 2012. This was driven, in part, by increased origination to our Premier customers, in line with our strategy to grow this customer base.

HSBC Finance US Consumer and Mortgage

Lending5 – residential mortgages

	At 30 Jun 2013 US$m	At 30 Jun 2012 US$m	At 31 Dec 2012 US$m
Residential mortgages
First lien	32,271	37,188	35,092
Second lien	3,328	4,042	3,651

Total (A)	35,599	41,230	38,743
Impairment allowances	3,789	4,884	4,480
– as a percentage of A	10.6%	11.8%	11.6%

For footnote, see page 178.

For first lien residential mortgages in our CML portfolio, two months and over delinquent balances were US$7.1bn at 30 June 2013, compared with

HSBC HOLDINGS PLC

Interim Management Report (continued)

US$7.6bn at 31 December 2012. The decline mainly reflected the continued run-off of balances. In HSBC Bank USA, two months and over delinquent balances were broadly in line with the end of 2012, at US$1.4bn.

Second lien mortgage balances declined by 8% to US$5.5bn at 30 June 2013, representing 10% of the overall US mortgage lending portfolio, as a result of the continued run-off of the CML portfolio. Two months and over delinquent balances were US$401m at 30 June 2013 compared with US$477m at 31 December 2012.

Second lien mortgages in the US

The majority of second lien residential mortgages are taken up by customers who hold a first lien mortgage issued by a third party. Second lien residential mortgage loans have a risk profile characterised by higher loan-to-value ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss severity on default of second liens has typically approached 100% of the amount outstanding, as any equity in the property is consumed through the repayment of the first lien loan.

Impairment allowances for these loans are determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience. Once we believe that a second lien residential mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100% in the CML portfolios, and more than 80% in HSBC Bank USA.

HSBC Finance: foreclosed properties in the US

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
Number of foreclosed properties at end of period	4,068	2,836	2,973
Number of properties added to foreclosed inventory in the half-year	4,902	3,615	3,212
Average loss on sale of foreclosed properties[6]	2%	5%	5%
Average total loss on foreclosed properties[7]	51%	55%	53%
Average time to sell foreclosed properties (days)	155	179	166

For footnotes, see page 178.

The number of foreclosed properties at HSBC Finance at 30 June 2013 increased compared with the end of December 2012 as we work through the backlog in foreclosure activity which arose from the temporary suspension of foreclosures.

The average total loss on foreclosed properties and the average loss on sale of foreclosed properties decreased compared with the first half of 2012, reflecting improvements in home prices.

Valuation of foreclosed properties in the US

We obtain real estate by foreclosing on the collateral pledged as security for residential mortgages. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to obtain and sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines or increases recognised through changes to allowances.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Trends in two months and over contractual delinquency in the US

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

In personal lending in the US
First lien residential mortgages	8,378	8,851	8,926
Consumer and Mortgage Lending	7,114	7,662	7,629
Other mortgage lending	1,264	1,189	1,297

Second lien residential mortgages	401	515	477
Consumer and Mortgage Lending	274	372	350
Other mortgage lending	127	143	127

Credit card	19	29	27
Personal non-credit card	24	339	335

Total	8,822	9,734	9,765

	%	%	%

As a percentage of the relevant loans and receivables balances
First lien residential mortgages	17.6	17.4	18.1
Second lien residential mortgages	7.3	7.9	8.0
Credit card	2.5	3.7	3.3
Personal non-credit card	4.1	6.3	7.4

Total	16.2	15.3	16.1

Non-US mortgage lending

The commentary that follows is on a constant currency basis.

Total non-US mortgage lending was US$243bn at 30 June 2013, broadly in line with the end of 2012. Our most significant concentrations of mortgage lending were in the UK and Hong Kong.

In the UK, mortgage lending was US$121bn at 30 June 2013, slightly higher than at 31 December 2012. This represented the Group’s largest concentration of mortgage exposure. Interest only products made up US$46bn of total UK mortgage lending.

The credit quality of our UK mortgage portfolio remained high with impairment allowances at 0.3% of total gross mortgages as the effects of initiatives taken in previous years, including restricting certain types of lending, continued to be felt. During the first half of 2013, the average loan-to-value (‘LTV’) ratio for new business was 59% compared with 51% for the whole portfolio, a slight increase compared with the levels seen during 2012.

Mortgage lending in Hong Kong was US$53bn, an increase of 2% on the end of 2012 reflecting continued growth in the market during the first half of 2013, although the rate of growth began to slow at the end of the period. The quality of our mortgage book remained high with negligible impairment allowances. The average LTV ratio on new mortgage lending was 44% compared with an estimated 32% for the overall portfolio.

Mortgage lending in other regions remained broadly stable at US$69bn at 30 June 2013. Increases in Rest of Asia-Pacific derived from our focus on secured lending in mainland China and Australia were offset by decreases in Latin America due to the reclassification of balances to ‘Assets held for sale’.

Other personal lending

Credit cards

Total credit card lending of US$29bn at 30 June 2013 was 3% below the end of 2012 due to subdued credit appetite and consumer de-leveraging, mainly in Europe, and the transfer of balances to ‘Assets held for sale’ in Latin America. This was partly offset by increased balances in Turkey from business expansion.

Personal non-credit card lending

Personal non-credit card lending balances fell by 4% to US$70bn at 30 June 2013, mainly in Europe and Latin America due to balances being transferred to ‘Assets held for sale’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Wholesale lending

On a reported basis, total wholesale lending increased by US$24bn from 31 December 2012 to US$776bn at 30 June 2013. On a constant currency basis, it rose by US$47bn due to higher lending to banks, largely in Europe, and an increase in international trade and services lending to corporate and commercial customers in Hong Kong. This was partly offset by a decline in Latin America where we reclassified lending balances relating to the planned disposal of our non-strategic businesses to ‘Assets held for sale’.

Total wholesale lending

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2013
Corporate and commercial (A)	211,128	111,610	86,873	21,416	48,327	30,451	509,805
– manufacturing	46,202	10,944	19,300	3,409	9,609	12,128	101,592
– international trade and services	66,317	42,707	35,091	9,458	13,082	7,771	174,426
– commercial real estate	30,764	24,158	9,258	898	6,064	2,328	73,470
– other property-related	7,403	17,182	6,533	1,526	7,725	285	40,654
– government	1,834	2,813	407	1,664	348	1,431	8,497
– other commercial[8]	58,608	13,806	16,284	4,461	11,499	6,508	111,166

Financial (non-bank financial institutions) (B)	51,060	6,168	4,630	1,822	12,103	1,380	77,163
Asset-backed securities reclassified	3,319	–	–	–	147	–	3,466
Loans and advances to banks (C)	68,281	33,293	48,965	9,454	11,818	13,361	185,172

Total wholesale lending (D)	333,788	151,071	140,468	32,692	72,395	45,192	775,606

Impairment allowances on wholesale lending
Corporate and commercial (a)	3,708	334	506	1,264	827	1,071	7,710
– manufacturing	570	81	130	199	88	325	1,393
– international trade and services	1,116	207	174	523	207	346	2,573
– commercial real estate	1,036	4	24	158	156	231	1,609
– other property-related	213	17	81	241	139	13	704
– government	2	–	–	31	2	–	35
– other commercial	771	25	97	112	235	156	1,396

Financial (non-bank financial institutions) (b)	270	29	6	118	43	1	467
Loans and advances to banks (c)	33	–	–	17	–	–	50

Total (d)	4,011	363	512	1,399	870	1,072	8,227

(a) as a percentage of (A)	1.76%	0.30%	0.58%	5.90%	1.71%	3.52%	1.51%
(b) as a percentage of (B)	0.53%	0.47%	0.13%	6.48%	0.36%	0.07%	0.61%
(c) as a percentage of (C)	0.05%	–	–	0.18%	–	–	0.03%
(d) as a percentage of (D)	1.20%	0.24%	0.36%	4.28%	1.20%	2.37%	1.06%

HSBC HOLDINGS PLC

Interim Management Report (continued)

Total wholesale lending (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2012
Corporate and commercial (E)	214,423	96,164	81,029	22,216	43,540	34,829	492,201
– manufacturing	55,245	10,235	17,550	3,888	8,594	12,538	108,050
– international trade and services	64,843	31,631	30,777	8,574	11,471	9,399	156,695
– commercial real estate	32,563	21,510	9,544	940	6,706	3,451	74,714
– other property-related	7,506	17,079	6,849	2,060	6,120	344	39,958
– government	2,073	2,906	390	1,514	774	1,853	9,510
– other commercial[8]	52,193	12,803	15,919	5,240	9,875	7,244	103,274

Financial (non-bank financial institutions) (F)	58,322	3,907	3,897	1,438	25,237	1,754	94,555
Asset-backed securities reclassified	4,243	–	–	–	401	–	4,644
Loans and advances to banks (G)	58,652	29,673	50,228	9,512	14,528	19,654	182,247

Total wholesale lending (H)	335,640	129,744	135,154	33,166	83,706	56,237	773,647

Impairment allowances on wholesale lending
Corporate and commercial (e)	3,270	445	641	1,276	718	800	7,150
– manufacturing	816	97	287	198	82	280	1,760
– international trade and services	947	276	168	418	153	320	2,282
– commercial real estate	864	4	47	158	233	85	1,391
– other property-related	170	20	66	155	127	12	550
– government	4	–	–	38	1	–	43
– other commercial	469	48	73	309	122	103	1,124

Financial (non-bank financial institutions) (f)	421	28	14	183	33	2	681
Loans and advances to banks (g)	39	–	–	17	–	–	56

Total (h)	3,730	473	655	1,476	751	802	7,887

(e) as a percentage of (E)	1.53%	0.46%	0.79%	5.74%	1.65%	2.30%	1.45%
(f) as a percentage of (F)	0.72%	0.72%	0.36%	12.73%	0.13%	0.11%	0.72%
(g) as a percentage of (G)	0.07%	–	–	0.18%	–	–	0.03%
(h) as a percentage of (H)	1.11%	0.36%	0.48%	4.45%	0.90%	1.43%	1.02%

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 31 December 2012
Corporate and commercial (I)	223,061	99,199	85,305	22,452	47,886	35,590	513,493
– manufacturing	56,690	10,354	19,213	3,373	9,731	12,788	112,149
– international trade and services	70,954	33,832	32,317	9,115	13,419	9,752	169,389
– commercial real estate	33,279	23,384	9,286	865	6,572	3,374	76,760
– other property-related	7,402	16,399	6,641	2,103	7,607	380	40,532
– government	2,393	2,838	1,136	1,662	774	1,982	10,785
– other commercial[8]	52,343	12,392	16,712	5,334	9,783	7,314	103,878

Financial (non-bank financial institutions) (J)	55,732	4,546	4,255	1,196	13,935	1,594	81,258
Asset-backed securities reclassified	3,694	–	–	–	197	–	3,891
Loans and advances to banks (K)	45,320	23,500	44,592	9,198	13,465	16,528	152,603

Total wholesale lending (L)	327,807	127,245	134,152	32,846	75,483	53,712	751,245

Impairment allowances on wholesale lending
Corporate and commercial (i)	3,537	383	526	1,312	732	856	7,346
– manufacturing	611	86	129	210	84	287	1,407
– international trade and services	992	233	185	360	189	329	2,288
– commercial real estate	1,011	5	62	156	214	103	1,551
– other property-related	164	20	81	241	102	13	621
– government	15	–	–	42	2	–	59
– other commercial	744	39	69	303	141	124	1,420

Financial (non-bank financial institutions) (j)	318	29	11	157	37	2	554
Loans and advances to banks (k)	40	–	–	17	–	–	57

Total (l)	3,895	412	537	1,486	769	858	7,957

(i) as a percentage of (I)	1.59%	0.39%	0.62%	5.84%	1.53%	2.41%	1.43%
(j) as a percentage of (J)	0.57%	0.64%	0.26%	13.13%	0.27%	0.13%	0.68%
(k) as a percentage of (K)	0.09%	–	–	0.18%	–	–	0.04%
(l) as a percentage of (L)	1.19%	0.32%	0.40%	4.52%	1.02%	1.60%	1.06%

For footnote, see page 178.

The commentary that follows is on a constant currency basis.

Corporate and commercial

Corporate and commercial lending, excluding commercial real estate and other property-related lending represented 40% of total gross loans and advances to customers compared with 39% at 31 December 2012. The increase of US$13bn, was driven by a rise in international trade and services lending balances in Hong Kong, mainland China and Singapore due to continued demand for financing, and other commercial balances in North America, from growth in lending to corporate customers, reflecting our focus on target segments in the US. This was partly offset by a decline in corporate and commercial lending balances, excluding commercial real estate and other property-related lending, in Latin America as a result of the re-classification of lending balances relating to the planned disposal of our non-strategic businesses to ‘Assets held for sale’.

The aggregate of our commercial real estate and other property-related lending was US$114bn at 30 June 2013, in line with 31 December 2012, representing 12% of total loans and advances to customers. Commercial real estate and other property-related lending declined in Latin America due to the re-classification of lending balances to ‘Assets held for sale’, but was largely offset by growth in Hong Kong where demand for financing continued, although the rate of growth has begun to slow.

For information on refinancing in commercial real estate lending, see page 103.

Financial (non-bank)

Financial (non-bank) lending decreased from US$79bn at 31 December 2012 to US$77bn at 30 June 2013. This was mainly in Europe and North

HSBC HOLDINGS PLC

Interim Management Report (continued)

America due to a decline in reverse repo activity, partly offset by higher reverse repo balances in Hong Kong.

Loans and advances to banks

Loans and advances to banks increased from US$149bn at 31 December 2012 to US$185bn at 30 June 2013. This was driven by higher demand for reverse repo funding in Europe and a rise in placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

Credit quality of financial instruments

We assess credit quality on all financial instruments which bear credit risk. The distribution of financial instruments by credit quality is tabulated below. The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are set out in the Appendix to Risk on page 253 of the Annual Report and Accounts 2012. Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 146.

Distribution of financial instruments by credit quality

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired[9] US$m	Impaired US$m	ment allowances[10] US$m	Total US$m

At 30 June 2013
Cash and balances at central banks	145,666	2,084	156	379				148,285
Items in the course of collection from other banks	7,992	117	215	92				8,416
Hong Kong Government certificates of indebtedness	24,275	–	–	–				24,275

Trading assets[11]	238,433	60,246	77,818	4,627				381,124
– treasury and other eligible bills	14,827	3,569	758	34				19,188
– debt securities	115,007	15,430	16,333	798				147,568
– loans and advances: to banks	59,115	22,581	13,076	1,976				96,748
to customers	49,484	18,666	47,651	1,819				117,620

Financial assets designated at fair value[11]	6,016	5,417	1,024	91				12,548
– treasury and other eligible bills	99	–	–	–				99
– debt securities	5,916	5,385	1,010	81				12,392
– loans and advances: to banks	1	–	14	10				25
to customers	–	32	–	–				32

Derivatives[11]	228,458	44,137	24,808	1,810				299,213

Loans and advances held at amortised cost	638,031	241,575	213,494	22,737	16,073	38,205	(15,611)	1,154,504
– to banks	149,254	22,465	11,292	2,050	26	85	(50)	185,122
– to customers[12]	488,777	219,110	202,202	20,687	16,047	38,120	(15,561)	969,382

Financial investments	340,631	26,981	18,751	5,110	–	3,373		394,846
– treasury and other similar bills	72,441	3,424	2,056	1,078	–	6		79,005
– debt securities	268,190	23,557	16,695	4,032	–	3,367		315,841

Assets held for sale	4,906	5,955	6,129	492	641	744	(177)	18,690
– disposal groups	4,788	5,679	6,065	478	609	239	(102)	17,756
– non-current assets held for sale	118	276	64	14	32	505	(75)	934

Other assets	11,146	6,530	12,627	1,532	193	442		32,470
– endorsements and acceptances	1,880	4,506	4,367	543	31	2		11,329
– accrued income and other	9,266	2,024	8,260	989	162	440		21,141

	1,645,554	393,042	355,022	36,870	16,907	42,764	(15,788)	2,474,371

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired[9] US$m	Impaired US$m	ment allowances[10] US$m	Total US$m

At 30 June 2012
Cash and balances at central banks	146,337	1,364	210	–				147,911
Items in the course of collection from other banks	10,628	173	274	–				11,075
Hong Kong Government certificates of indebtedness	21,283	–	–	–				21,283

Trading assets[11]	242,618	68,646	49,377	711				361,352
– treasury and other eligible bills	26,256	2,726	1,116	–				30,098
– debt securities	97,559	14,196	19,458	350				131,563
– loans and advances: to banks	60,832	26,423	7,474	101				94,830
to customers	57,971	25,301	21,329	260				104,861

Financial assets designated at fair value[11]	8,356	5,438	608	133				14,535
– treasury and other eligible bills	77	–	14	–				91
– debt securities	8,228	5,359	520	131				14,238
– loans and advances: to banks	51	–	74	2				127
to customers	–	79	–	–				79

Derivatives[11]	271,850	53,347	27,875	2,862				355,934

Loans and advances held at amortised cost	611,942	259,989	217,188	26,981	17,517	40,832	(17,273)	1,157,176
– to banks	142,693	28,284	10,531	639	12	88	(56)	182,191
– to customers[12]	469,249	231,705	206,657	26,342	17,505	40,744	(17,217)	974,985

Financial investments	330,781	27,343	23,265	3,456	–	2,205		387,050
– treasury and other similar bills	62,669	4,691	4,093	99	–	–		71,552
– debt securities	268,112	22,652	19,172	3,357	–	2,205		315,498

Assets held for sale	4,677	1,365	3,125	665	449	366	(106)	10,541
– disposal groups	4,632	1,365	3,125	665	447	255	(106)	10,383
– non-current assets held for sale	45	–	–	–	2	111	–	158

Other assets	11,908	7,672	12,403	1,604	290	520		34,397
– endorsements and acceptances	2,172	4,807	4,849	945	5	4		12,782
– accrued income and other	9,736	2,865	7,554	659	285	516		21,615

	1,660,380	425,337	334,325	36,412	18,256	43,923	(17,379)	2,501,254

HSBC HOLDINGS PLC

Interim Management Report (continued)

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m	but not impaired[9] US$m	Impaired US$m	ment allowances[10] US$m	Total US$m

At 31 December 2012
Cash and balances at central banks	138,124	3,235	147	26				141,532
Items in the course of collection from other banks	6,661	203	439	–				7,303
Hong Kong Government certificates of indebtedness	22,743	–	–	–				22,743

Trading assets[11]	237,078	60,100	66,537	3,462				367,177
– treasury and other eligible bills	20,793	4,108	1,340	41				26,282
– debt securities	106,453	16,685	20,931	608				144,677
– loans and advances: to banks	49,133	21,018	7,418	702				78,271
to customers	60,699	18,289	36,848	2,111				117,947

Financial assets designated at fair value[11]	6,186	5,884	401	243				12,714
– treasury and other eligible bills	54	–	–	–				54
– debt securities	6,089	5,830	391	241				12,551
– loans and advances: to banks	43	–	10	2				55
to customers	–	54	–	–				54

Derivatives[11]	284,115	46,214	24,877	2,244				357,450

Loans and advances held at amortised cost	625,091	246,323	213,241	23,996	18,911	38,776	(16,169)	1,150,169
– to banks	117,220	23,921	10,575	772	10	105	(57)	152,546
– to customers[12]	507,871	222,402	202,666	23,224	18,901	38,671	(16,112)	997,623

Financial investments	357,452	27,428	21,143	6,759	–	2,530		415,312
– treasury and other similar bills	80,320	3,818	1,957	1,455	–	–		87,550
– debt securities	277,132	23,610	19,186	5,304	–	2,530		327,762

Assets held for sale	2,425	3,287	2,311	314	387	1,286	(718)	9,292
– disposal groups	2,033	1,118	1,789	268	118	82	(49)	5,359
– non-current assets held for sale	392	2,169	522	46	269	1,204	(669)	3,933

Other assets	9,679	6,007	13,845	1,759	231	462		31,983
– endorsements and acceptances	1,995	4,344	5,195	483	7	8		12,032
– accrued income and other	7,684	1,663	8,650	1,276	224	454		19,951

	1,689,554	398,681	342,941	38,803	19,529	43,054	(16,887)	2,515,675

For footnotes, see page 178.

On a reported basis the balance of credit risk bearing financial instruments at 30 June 2013 was US$2,474bn, of which US$1,646bn or 67% were classified as ‘strong’ (31 December 2012: 67%). The proportion of financial instruments classified as ‘good’ and ‘satisfactory’ remained broadly stable at 16% and 14%, respectively. The proportion of ‘sub-standard’ financial instruments remained low at 1% at 30 June 2013.

Loans and advances held at amortised cost were US$1,155bn, similar to the US$1,150bn at

31 December 2012. At 30 June 2013, 76% of these balances were classified as either ‘strong’ or ‘good’, broadly in line with the end of 2012.

The majority of the Group’s exposure to financial investments was in the form of available-for-sale debt securities issued by government and government agencies classified as ‘strong’ and this proportion was broadly unchanged in the first half of 2013 at 85%.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Trading assets on which credit quality has been assessed rose by 4% to US$381bn from 31 December 2012. However, the proportion of balances classified as ‘strong’ declined slightly from 65% at 31 December 2012 to 63% at 30 June 2013 despite an overall increase in total balances classified as ‘strong’. This was due to a rise in the level of balances classified as ‘satisfactory’ as a result of an increase in settlement and reverse repo balances in Europe and higher balances in North America, reflecting increased lending to hedge funds.

The proportion of derivative assets classified as ‘strong’ fell from 79% at the end of 2012 to 76% at 30 June 2013 as a result of net downgrades in respect of individual corporate counterparties across a range of industries in Hong Kong and Mexico and a decrease in the mark-to-market value of interest rate derivatives classified as ‘strong’ in Europe. The proportion of ‘satisfactory’ balances remained broadly unchanged at 8%.

Cash and balances at central banks rose by 5% to US$148bn as a result of increases in North

America due to sales and maturities of available –for-sale government debt securities. This was partly offset by a decrease in Hong Kong as liquidity was redeployed to support growth in lending. Substantially all of the Group’s cash and balances at central banks were classified as ‘strong’, with the most significant concentrations in Europe and North America.

Past due but not impaired gross financial instruments

The definition of past due but not impaired loans is set out on page 156 of the Annual Report and Accounts 2012.

At 30 June 2013, US$16.1bn of loans and advances held at amortised cost were classified as past due but not impaired (31 December 2012: US$18.9bn; 30 June 2012: US$17.5bn). The largest concentration of these balances was in HSBC Finance where they decreased by 22% compared with the end of 2012 due to the decline in CML lending balances as the portfolio continued to run off.

Past due but not impaired loans and advances to customers and banks by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2013
Banks	16	–	10	–	–	–	26

Customers	2,043	1,321	2,814	1,001	6,930	1,938	16,047
– personal	1,210	751	1,897	227	4,585	1,298	9,968
– corporate and commercial	822	492	783	723	2,340	634	5,794
– financial (non-bank financial institutions)	11	78	134	51	5	6	285

	2,059	1,321	2,824	1,001	6,930	1,938	16,073
At 30 June 2012
Banks	–	2	10	–	–	–	12

Customers	2,259	1,082	2,538	980	7,874	2,772	17,505
– personal	1,454	646	1,785	158	6,285	1,825	12,153
– corporate and commercial	785	417	708	818	1,337	946	5,011
– financial (non-bank financial institutions)	20	19	45	4	252	1	341

	2,259	1,084	2,548	980	7,874	2,772	17,517
At 31 December 2012
Banks	–	–	10	–	–	–	10

Customers	2,339	1,311	2,964	975	7,721	3,591	18,901
– personal	1,416	638	1,961	248	5,806	2,198	12,267
– corporate and commercial	909	579	953	726	1,910	1,360	6,437
– financial (non-bank financial institutions)	14	94	50	1	5	33	197

	2,339	1,311	2,974	975	7,721	3,591	18,911

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ageing analysis of days past due but not impaired gross financial instruments

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m

At 30 June 2013
Loans and advances held at amortised cost	12,173	2,711	1,098	78	13	16,073
– to banks	26	–	–	–	–	26
– to customers	12,147	2,711	1,098	78	13	16,047

Assets held for sale	384	139	79	20	19	641
– disposal groups	361	133	76	20	19	609
– non-current assets held for sale	23	6	3	–	–	32

Other assets	111	42	19	12	9	193
– endorsements and acceptances	20	5	2	3	1	31
– other	91	37	17	9	8	162

	12,668	2,892	1,196	110	41	16,907
At 30 June 2012
Loans and advances held at amortised cost	13,137	2,903	1,307	79	91	17,517
– to banks	12	–	–	–	–	12
– to customers	13,125	2,903	1,307	79	91	17,505

Assets held for sale	270	116	50	6	7	449
– disposal groups	270	114	50	6	7	447
– non-current assets held for sale	–	2	–	–	–	2

Other assets	168	39	30	10	43	290
– endorsements and acceptances	3	1	–	–	1	5
– other	165	38	30	10	42	285

	13,575	3,058	1,387	95	141	18,256
At 31 December 2012
Loans and advances held at amortised cost	14,236	3,189	1,262	200	24	18,911
– to banks	10	–	–	–	–	10
– to customers	14,226	3,189	1,262	200	24	18,901

Assets held for sale	251	84	48	2	2	387
– disposal groups	87	17	11	1	2	118
– non-current assets held for sale	164	67	37	1	–	269

Other assets	122	37	24	12	36	231
– endorsements and acceptances	6	1	–	–	–	7
– other	116	36	24	12	36	224

	14,609	3,310	1,334	214	62	19,529

HSBC HOLDINGS PLC

Interim Management Report (continued)

Renegotiated loans and forbearance

There have been no material changes to our policies and procedures regarding renegotiated loans and forbearance in the first half of 2013. In Brazil, we are reviewing local practices in order to align them with Group standard policy and we reviewed and modified the impairment allowance methodology and the underlying assumptions used for our retail banking and Business Banking portfolios to reflect the level of restructuring that is taking place and the performance of these restructured accounts.

Current policies and procedures regarding renegotiated loans and forbearance are described on pages 158-162 of the Annual Report and Accounts 2012.

Renegotiated loans and advances to customers

	At 30 June 2013
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
	US$m	US$m	US$m	US$m

Personal	6,953	3,299	16,008	26,260
– first lien residential mortgages	5,638	2,862	14,498	22,998
– other personal[13]	1,315	437	1,510	3,262

Corporate and commercial	3,521	292	6,987	10,800
– manufacturing and international trade services	1,944	75	3,190	5,209
– commercial real estate and other property-related	1,164	115	3,336	4,615
– governments	150	–	–	150
– other commercial[8]	263	102	461	826

Financial	262	16	355	633

	10,736	3,607	23,350	37,693

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				3.8%

	At 30 June 2012				At 31 December 2012
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Personal	8,007	3,532	19,229	30,768	7,952	3,524	18,279	29,755
– first lien residential mortgages	5,841	2,842	16,096	24,779	5,861	2,828	15,459	24,148
– other personal[13]	2,166	690	3,133	5,989	2,091	696	2,820	5,607

Corporate and commercial	6,823	431	7,326	14,580	4,608	295	6,892	11,795
– manufacturing and international trade services	2,904	247	2,990	6,141	2,381	154	3,012	5,547
– commercial real estate and other property-related	2,886	32	3,846	6,764	1,796	10	3,484	5,290
– governments	44	–	117	161	177	–	–	177
– other commercial[8]	989	152	373	1,514	254	131	396	781

Financial	261	–	560	821	255	–	422	677

	15,091	3,963	27,115	46,169	12,815	3,819	25,593	42,227

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				4.7%				4.2%

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Renegotiated loans and advances to customers by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2013
Personal	2,339	231	223	165	22,600	702	26,260
– first lien residential mortgages	1,806	58	70	102	20,896	66	22,998
– other personal[13]	533	173	153	63	1,704	636	3,262

Corporate and commercial	6,205	124	170	1,654	549	2,098	10,800
– manufacturing and international trade services	2,920	19	90	547	224	1,409	5,209
– commercial real estate and other property-related	3,060	3	2	805	314	431	4,615
– governments	–	–	–	1	–	149	150
– other commercial[8]	225	102	78	301	11	109	826

Financial	272	–	3	355	2	1	633

	8,816	355	396	2,174	23,151	2,801	37,693

Total impairment allowances on renegotiated loans	1,596	14	68	424	2,694	687	5,483
– individually assessed	1,579	13	49	424	124	263	2,452
– collectively assessed	17	1	19	–	2,570	424	3,031

At 30 June 2012
Personal	2,605	262	247	198	26,770	686	30,768
– first lien residential mortgages	1,669	75	76	108	22,770	81	24,779
– other personal[13]	936	187	171	90	4,000	605	5,989

Corporate and commercial	9,337	157	198	2,121	755	2,012	14,580
– manufacturing and international trade services	3,643	33	134	778	206	1,347	6,141
– commercial real estate and other property-related	4,913	28	33	986	544	260	6,764
– governments	–	–	–	43	–	118	161
– other commercial[8]	781	96	31	314	5	287	1,514

Financial	481	–	–	330	3	7	821

	12,423	419	445	2,649	27,528	2,705	46,169

Total impairment allowances on renegotiated loans	1,673	18	65	405	4,756	433	7,350
– individually assessed	1,666	17	42	425	47	225	2,422
– collectively assessed	7	1	23	(20)	4,709	208	4,928

At 31 December 2012
Personal	2,817	245	248	190	25,474	781	29,755
– first lien residential mortgages	1,896	68	78	112	21,896	98	24,148
– other personal[13]	921	177	170	78	3,578	683	5,607

Corporate and commercial	6,829	147	300	1,859	685	1,975	11,795
– manufacturing and international trade services	3,002	22	193	659	191	1,480	5,547
– commercial real estate and other property-related	3,641	25	37	899	486	202	5,290
– governments	–	–	–	2	–	175	177
– other commercial[8]	186	100	70	299	8	118	781

Financial	328	–	4	340	3	2	677

	9,974	392	552	2,389	26,162	2,758	42,227

Total impairment allowances on renegotiated loans	1,547	16	96	546	3,864	485	6,554
– individually assessed	1,545	15	63	543	39	213	2,418
– collectively assessed	2	1	33	3	3,825	272	4,136

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following commentary is on a reported basis.

Renegotiated loans totalled US$37.7bn at 30 June 2013 (30 June 2012: US$46.2bn; 31 December 2012: US$42.2bn). The most significant portfolio of renegotiated loans remained in North America which, at 30 June 2013, amounted to US$23.2bn or 61% of the total (30 June 2012: US$27.5bn or 60%; 31 December 2012: US$26.2bn or 62%), substantially all of which were retail loans held by HSBC Finance.

Of the total renegotiated loans in North America, US$14.8bn were presented as impaired at 30 June 2013 (30 June 2012: US$17.9bn; 31 December 2012: US$17.0bn), and the ratio of total impairment allowances on renegotiated loans to renegotiated impaired loans at 30 June 2013 was 18% (30 June 2012: 27%; 31 December 2012: 23%). The reduction was due to the continued run-off of the CML portfolio, the transfer of US$750m of impaired loans to ‘Assets held for sale’ and improvements in housing market conditions, which had a favourable effect on impairment allowances.

The next largest portfolio of renegotiated loans was in Europe, amounting at 30 June 2013 to US$8.8bn (30 June 2012: US$12.4bn; 31 December 2012: US$10.0bn) and constituting 23% of the total (30 June 2012: 27%; 31 December 2012: 24%). Of the total renegotiated loans in Europe, US$5.8bn were presented as impaired at 30 June 2013 (30 June 2012: US$6.2bn; 31 December 2012: US$5.7bn), and the ratio of total impairment allowances on renegotiated loans to renegotiated impaired loans at 30 June 2013 remained broadly in line with the ratios at 30 June 2012 and 31 December 2012 at 28%.

Renegotiated balances in Europe were largely concentrated in the commercial real estate sector at 35% (30 June 2012: 40%; 31 December 2012: 37%) and the manufacturing and international trade service sectors 33% (30 June 2012: 29%; 31 December 2012: 30%). The reduction in commercial real estate renegotiated balances was due to repayment of loans in the UK in CMB, partly offset by increases in GB&M as a result of new cases being identified in the first half of 2013.

The balance of renegotiated loans in the Middle East and North Africa remained predominantly concentrated in the corporate and commercial sectors and balances fell by US$215m due to repayment of regulated loans in the manufacturing and international trade services and commercial real estate sectors in the UAE.

In Latin America, renegotiated loans were broadly unchanged compared with the end of 2012, though we experienced an increase in collective impairments on our restructured loan accounts in RBWM and our Business Banking portfolio in CMB, both in Brazil, as a result of impairment model changes and assumption revisions.

Forbearance in Hong Kong and Rest of Asia-Pacific remained insignificant.

HSBC Finance loan modifications and re-ageing

Types of loan renegotiation programme in HSBC Finance

•

A temporary modification is a change to the contractual terms of a loan that results in the giving up of a right to contractual cash flows over a pre-defined period. With a temporary modification the loan is expected to revert back to the original contractual terms, including the interest rate charged, after the modification period. An example is reduced interest payments.

A substantial number of HSBC Finance modifications involve interest rate reductions. These modifications lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications have generally been for six months, although extended modification periods are now more common.

Loans that have been re-aged are classified as impaired with the exception of first-time loan re-ages that were less than 60 days past due at the time of re-age. These remain classified as impaired until they have demonstrated a history of payment performance against their original contracted terms for at least 12 months.

•

A permanent modification is a change to the contractual terms of a loan that results in giving up a right to contractual cash flows over the life of the loan. An example is a permanent reduction in the interest rate charged.

Permanent or long-term modifications which are due to an underlying hardship event remain classified as impaired for their full life.

•

The term ‘re-age’ describes a renegotiation by which the contractual delinquency status of a loan is reset to current after demonstrating payment performance. The overdue principal and/or interest is deferred and paid at a later date. Loan re-ageing enables customers who have been unable to make a small number of payments to have their loan delinquency status reset to current so that their credit score is not affected by the overdue balances.

Loans that have been re-aged remain classified as impaired until they have demonstrated a history of payment performance against the original contractual terms for at least 12 months.

A temporary or permanent modification may also lead to a re-ageing of a loan although a loan may be re-aged without any modification to its original terms and conditions.

Where loans have been granted multiple concessions, subject to the qualifying criteria discussed below, the concession is deemed to have been made due to concern regarding the borrower’s ability to pay, and the loan is disclosed as impaired. The loan remains disclosed as impaired from that date forward until the borrower has demonstrated a history of repayment performance for the period of time required for either modifications or re-ages, as described above.

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC Finance maintains loan modification and re-age (‘loan renegotiation’) programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure. For further details on HSBC Finance’s loan renegotiation programmes, see page 131. The volume of loans that qualify for modification has reduced significantly in recent years. We expect this trend to continue as HSBC Finance believes the percentage of its customers with unmodified loans who would benefit from loan modification in a way that would avoid non-payment of future cash flows is decreasing. In addition, volumes of new loan modifications are expected to decrease due to gradual improvements in economic conditions and the continued run-off of the CML portfolio.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria. However, HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies will vary depending upon its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

Renegotiated real estate secured and personal lending receivables are not eligible for a subsequent renegotiation for twelve or six months, respectively, with a maximum of five renegotiations permitted within a five-year period. Borrowers must be approved for a modification and generally make two minimum qualifying monthly payments within 60 days to activate a modification.

In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be re-aged upon receipt of one qualifying payment, whereas accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, for some products, accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

At 30 June 2013, renegotiated real estate secured accounts represented 92% (30 June 2012: 84%; 31 December 2012: 86%) of North America’s total renegotiated loans, and US$13.4bn (30 June 2012: US$15.6bn; 31 December 2012: US$14bn) of renegotiated real estate secured loans in HSBC Finance were classified as impaired.

Gross loan portfolio of HSBC Finance real estate secured balances

	Re-aged[14] US$m	Modified and re-aged US$m	Modified US$m	Total re- negotiated loans US$m	Total non- renegotiated loans US$m	Total gross loans US$m	Total impair- ment allowances US$m	Impair- ment allowances/ gross loans %

30 June 2013	9,237	10,796	961	20,994	15,066	36,060	3,822	11
30 June 2012	9,906	12,171	1,293	23,370	17,860	41,230	4,884	12
31 December 2012	9,640	11,660	1,121	22,421	16,261	38,743	4,481	12

For footnote, see page 178.

Movement in HSBC Finance renegotiated real estate balances

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m

At beginning of period	22,421	24,588	23,371
Additions	548	579	642
Payments	(807)	(531)	(602)
Write-offs	(641)	(1,015)	(781)
Transfers and disposals	(527)	(250)	(209)

At end of period	20,994	23,371	22,421

HSBC HOLDINGS PLC

Interim Management Report (continued)

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

	Number of renegotiated loans
	Re-aged	Modified and re-aged	Modified	Total	Total number of loans
	(000s)	(000s)	(000s)	(000s)	(000s)

30 June 2013	113	100	10	223	408
30 June 2012	118	109	13	240	459
31 December 2012	117	107	11	235	427

During the half-year to 30 June 2013, the aggregate number of renegotiated loans reduced, despite renegotiation activity continuing, due to the run-off of the portfolio. Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances, and a number of accounts received a second or further renegotiation during the year which are not duplicated in the statistics presented above. These statistics present a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 30 June 2013, renegotiated loans were 58% (30 June 2012: 57%; 31 December 2012: 58%) of HSBC Finance’s real estate secured accounts.

Corporate and commercial forbearance

For the current policies and procedures regarding forbearance in the corporate and commercial sector, see page 161 in the Annual Report and Accounts 2012.

In the corporate and commercial sector, the decrease of US$1.0bn in renegotiated loans compared with the end of 2012 on a reported basis was largely driven by reductions in Europe and Middle East and North Africa, North America and Rest of Asia-Pacific.

In Europe, the majority of the US$624m decline in renegotiated balances was in the commercial real estate sector due to net loan repayments in UK CMB and refinements in forbearance identification in Turkey.

In Middle East and North Africa, the majority of the fall of US$205m was mostly due to loan repayments in both manufacturing and international trade services and commercial real estate and other property related sectors.

In North America, the majority of the fall of US$136m was due to loan repayments in the manufacturing and international trade services sector and a large write-off in commercial real estate and other property-related commercial sector.

In the Rest of Asia-Pacific, the majority of the US$130m reduction in renegotiated loan balances was due to the transfer to Europe of one particular relationship in the manufacturing and international trade services sector, together with loan repayments in that sector and in the commercial real estate and other property-related sector.

Renegotiated balances in Latin America increased by US$123m compared with the end of 2012, primarily due to a small number of large renegotiations in the CMB commercial real estate and other property-related sector.

Impaired loans

Impaired loans and advances are those that meet any of the following criteria:

•

wholesale loans and advances classified as Customer Risk Rating (‘CRR’) 9 or CRR 10. These grades are assigned when the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse to security, or when the customer is past due 90 days or more on any material credit obligation to the HSBC Group. For further details of the CRR scale, see page 254 of the Annual Report and Accounts 2012;

•

retail loans and advances classified as Expected Loss (‘EL’) 9 or EL 10. These grades are assigned to retail loans and advances greater than 90 days past due unless individually they have been assessed as not impaired. For further details of the EL scale see page 254 of the Annual Report and Accounts 2012;

•

renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet its contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support

HSBC HOLDINGS PLC

Interim Management Report (continued)

reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of forbearance and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case by case basis.

In HSBC Finance, where a significant majority of HSBC’s loan forbearance activity occurs, the history of payment performance is assessed with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio.

Further disclosure about loans subject to forbearance is provided on page 254 of the Annual Report and Accounts 2012. Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 June 2013			Impaired loans and advances at 30 June 2012			Impaired loans and advances at 31 December 2012
	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Banks	85	–	85	88	–	88	105	–	105

Customers	17,610	20,510	38,120	16,973	23,771	40,744	16,771	21,900	38,671
– personal	2,064	20,022	22,086	2,280	23,211	25,491	2,382	21,369	23,751
– corporate and commercial	14,676	488	15,164	13,692	560	14,252	13,562	531	14,093
– financial	870	–	870	1,001	–	1,001	827	–	827

	17,695	20,510	38,205	17,061	23,771	40,832	16,876	21,900	38,776

On a reported basis, impaired loans and advances were US$38.2bn at 30 June 2013 (30 June 2012: US$40.8bn; 31 December 2012: US$38.8bn). The decrease of US$571m from the end of 2012 was due to a reduction in collectively assessed impaired balances in the US, largely driven by the continued run-off of the CML portfolio, partly offset by increases in individually assessed impaired balances in Europe and Latin America.

Impairment of loans and advances

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment allowances on loans and advances to customers by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2013
Gross loans and advances to customers
Individually assessed impaired loans[15] (A)	10,712	375	981	2,108	1,629	1,805	17,610
Collectively assessed[16] (B)	428,065	189,691	139,056	27,507	137,907	45,107	967,333
– impaired loans[15]	1,505	71	114	206	17,059	1,555	20,510
– non-impaired loans[17]	426,560	189,620	138,942	27,301	120,848	43,552	946,823

Total (C)	438,777	190,066	140,037	29,615	139,536	46,912	984,943
Less: Impairment allowances (c)	5,341	441	704	1,681	5,042	2,352	15,561
– individually assessed (a)	3,853	177	420	1,235	498	579	6,762
– collectively assessed (b)	1,488	264	284	446	4,544	1,773	8,799

Net loans and advances	433,436	189,625	139,333	27,934	134,494	44,560	969,382
(a) as a percentage of (A)	36.0%	47.2%	42.8%	58.6%	30.6%	32.1%	38.4%
(b) as a percentage of (B)	0.3%	0.1%	0.2%	1.6%	3.3%	3.9%	0.9%
(c) as a percentage of (C)	1.2%	0.2%	0.5%	5.7%	3.6%	5.0%	1.6%

At 30 June 2012
Gross loans and advances to customers
Individually assessed impaired loans[15] (D)	9,680	475	1,035	2,309	1,946	1,528	16,973

Collectively assessed[16] (E)	440,958	165,265	129,300	27,360	158,843	53,503	975,229
– impaired loans[15]	1,201	80	113	205	20,240	1,932	23,771
– non-impaired loans[17]	439,757	165,185	129,187	27,155	138,603	51,571	951,458

Total (F)	450,638	165,740	130,335	29,669	160,789	55,031	992,202

Less: Impairment allowances (f)	5,193	536	846	1,773	6,798	2,071	17,217
– individually assessed (d)	3,709	250	564	1,324	439	368	6,654
– collectively assessed (e)	1,484	286	282	449	6,359	1,703	10,563

Net loans and advances	445,445	165,204	129,489	27,896	153,991	52,960	974,985

(d) as a percentage of (D)	38.3%	52.6%	54.5%	57.3%	22.6%	24.1%	39.2%
(e) as a percentage of (E)	0.3%	0.2%	0.2%	1.6%	4.0%	3.2%	1.1%
(f) as a percentage of (F)	1.2%	0.3%	0.6%	6.0%	4.2%	3.8%	1.7%

At 31 December 2012
Gross loans and advances to customers
Individually assessed impaired loans[15] (G)	9,959	398	1,019	2,251	1,849	1,295	16,771

Collectively assessed[16] (H)	458,802	173,688	137,846	27,629	144,523	54,476	996,964
– impaired loans[15]	1,121	79	128	197	18,482	1,893	21,900
– non-impaired loans[17]	457,681	173,609	137,718	27,432	126,041	52,583	975,064

Total (I)	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735

Less: Impairment allowances (i)	5,321	473	746	1,794	5,616	2,162	16,112
– individually assessed (g)	3,781	192	442	1,323	428	406	6,572
– collectively assessed (h)	1,540	281	304	471	5,188	1,756	9,540

Net loans and advances	463,440	173,613	138,119	28,086	140,756	53,609	997,623

(g) as a percentage of (G)	38.0%	48.2%	43.4%	58.8%	23.1%	31.4%	39.2%
(h) as a percentage of (H)	0.3%	0.2%	0.2%	1.7%	3.6%	3.2%	1.0%
(i) as a percentage of (I)	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%
For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net loan impairment charge to the income statement by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 30 June 2013
Individually assessed impairment allowances	714	1	33	(58)	168	263	1,121
– new allowances	914	20	98	67	210	312	1,621
– release of allowances no longer required	(180)	(15)	(53)	(111)	(21)	(20)	(400)
– recoveries of amounts previously written off	(20)	(4)	(12)	(14)	(21)	(29)	(100)

Collectively assessed impairment allowances	209	46	100	9	552	1,152	2,068
– new allowances net of allowance releases	480	58	158	29	597	1,285	2,607
– recoveries of amounts previously written off	(271)	(12)	(58)	(20)	(45)	(133)	(539)

Total charge for impairment losses	923	47	133	(49)	720	1,415	3,189
– customers	923	47	133	(49)	720	1,415	3,189

Half-year to 30 June 2012
Individually assessed impairment allowances	654	(4)	82	105	108	158	1,103
– new allowances	988	15	129	176	193	191	1,692
– release of allowances no longer required	(312)	(16)	(39)	(54)	(59)	(25)	(505)
– recoveries of amounts previously written off	(22)	(3)	(8)	(17)	(26)	(8)	(84)

Collectively assessed impairment allowances	200	41	112	30	2,048	991	3,422
– new allowances net of allowance releases	371	54	179	54	2,103	1,145	3,906
– recoveries of amounts previously written off	(171)	(13)	(67)	(24)	(55)	(154)	(484)

Total charge for impairment losses	854	37	194	135	2,156	1,149	4,525
– customers	853	37	194	135	2,156	1,149	4,524
– banks	1	–	–	–	–	–	1

Half-year to 31 December 2012
Individually assessed impairment allowances	733	(4)	15	100	150	42	1,036
– new allowances	972	17	110	193	187	101	1,580
– release of allowances no longer required	(204)	(18)	(78)	(79)	(26)	(24)	(429)
– recoveries of amounts previously written off	(35)	(3)	(17)	(14)	(11)	(35)	(115)

Collectively assessed impairment allowances	287	51	131	20	1,156	954	2,599
– new allowances net of allowance releases	468	63	189	40	1,193	1,109	3,062
– recoveries of amounts previously written off	(181)	(12)	(58)	(20)	(37)	(155)	(463)

Total charge for impairment losses	1,020	47	146	120	1,306	996	3,635
– customers	1,021	47	146	120	1,306	996	3,636
– banks	(1)	–	–	–	–	–	(1)

Loan impairment charges by geographical region

Loan impairment charges by industry

Loan impairment charges in the first half of 2013

On a reported basis, loan impairment allowances at 30 June 2013 were US$15.6bn, a 3% decrease compared with the end of 2012. Impaired loans were US$38.2bn, US$571m lower than the balance at 31 December 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following commentary is on a constant currency basis.

The reduction in loan impairment allowances was mainly in North America, driven by the continued run-off of the CML portfolio and improvements in housing market conditions.

Releases and recoveries of US$1.0bn were broadly in line with the first half of 2012.

In Europe, new loan impairment allowances were US$1.4bn, a 4% increase on the first half of 2012 due to higher new collective allowances as a result of increased unsecured lending in Turkey following business expansion in the mass affluent market, and changes made to loan impairment models in respect of loss outcome and emergence periods in the UK. New individually assessed allowances decreased by US$61m due to lower new allowances in the UK, Greece and France, partly offset by an increase in Spain in the challenging economic conditions.

Impaired loans of US$12.2bn at 30 June 2013 were 15% higher than at 31 December 2012, mainly due to an increase in individually assessed loans from a small number of corporate and commercial exposures in the UK. Collectively assessed impaired loans also increased due to changes in loan impairment models, growth in the overall mortgage book in the UK and a rise in impaired loans reflecting higher credit card balances due to business expansion in RBWM in Turkey.

Releases and recoveries in Europe were US$471m, a fall of 6% compared with the first half of 2012 as the previous period benefited from higher releases, mainly in mortgages partly offset by a recovery due to the sale in unsecured lending portfolio in the UK in the first half of 2013.

In Hong Kong, new loan impairment allowances were US$78m, an increase of US$9m from the first half of 2012 due to an increase in RBWM from a revision to the collective assessment model.

Impaired loans of US$446m were 6% lower than at 31 December 2012 due to reductions in collectively assessed non-mortgage retail loans as a result of improved repayments.

Releases and recoveries in Hong Kong were US$31m, in line with in the first half of 2012.

New loan impairment allowances in Rest of Asia-Pacific fell by 17% to US$256m mainly due to the non-recurrence of certain individually assessed allowances in CMB in Australia, India and New Zealand.

Impaired loans in the region remained broadly unchanged at US$1.1bn.

Releases and recoveries in the region rose by 8%, due to a number of individual releases in Bahrain, Australia, Malaysia and mainland China, predominantly in GB&M and CMB.

In the Middle East and North Africa, new loan impairment allowances were US$96m, a decrease of US$133m due to a reduction in new individually assessed allowances as a result of the non-recurrence of certain new allowances in GB&M in the first half of 2012.

Impaired loans of US$2.3bn at 30 June 2013 were down from US$2.5bn at 31 December 2012 due to a decrease in individually assessed loans as a result of repayments.

Releases and recoveries in the region rose by 53% on the first half of 2012 to US$145m due to a small number of individual releases, primarily in GB&M, and a reduction in collectively assessed wholesale loans.

In North America, new loan impairment allowances decreased by 65% to US$807m. This was driven by reduced collectively assessed new allowances as a result of the continued run-off of the CML portfolio and the effect of significant favourable adjustments to the market value of underlying properties reflecting improvements in housing market conditions.

Impaired loans fell by 8% from the end of 2012 to US$18.7bn at 30 June 2013, driven by the reclassification of loans to ‘Assets held for sale’ which were previously classified as impaired and the continued run-off of the CML portfolio.

Releases and recoveries in North America fell by US$53m to US$87m for the first half of 2013, due to lower levels of repayments of impaired loans and the non-recurrence of certain releases during the first half of 2012.

In Latin America, new loan impairment allowances rose by 28% to US$1.6bn, driven by higher collectively assessed new allowances as a result of impairment model changes and assumption revisions in Brazil, on the restructured loans in portfolios in RBWM and Business Banking in CMB (see page 114), although this was offset in part by an improvement in the quality of the portfolio following the modification of credit strategies in previous periods to mitigate rising delinquency rates. Collective impairments also rose in RBWM in Mexico, reflecting the non-recurrence of a provision release in the first half of 2012, higher lending

HSBC HOLDINGS PLC

Interim Management Report (continued)

balances and a revision to the assumptions used in our collective assessment models in the first half of 2013. In addition, individually assessed provisions increased, in particular on exposures to homebuilders in CMB due to a change in external housing policy together with a specific exposure in GB&M, both in Mexico.

Impaired loans rose by 11% to US$3.4bn compared with 31 December 2012, driven by increased individually assessed loans in Mexico as a result of the impairment of loans made to homebuilders, offset in part by a net reduction in Brazil, where unsecured retail and Business Banking impaired loans decreased due to improved delinquency rates.

Releases and recoveries in Latin America remained broadly unchanged at US$182m compared with the first half of 2012.

Movement in impairment allowances on loans and advances to customers and banks

	Banks	Customers
	individually assessed US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

At 1 January 2013	57	6,572	9,540	16,169
Amounts written off	(6)	(823)	(2,614)	(3,443)
Recoveries of loans and advances previously written off	–	100	539	639
Charge to income statement	–	1,121	2,068	3,189
Exchange and other movements	(1)	(208)	(734)	(943)

At 30 June 2013	50	6,762	8,799	15,611

Impairment allowances:
on loans and advances to customers		6,762	8,799	15,561
– personal		586	6,798	7,384
– corporate and commercial		5,785	1,925	7,710
– financial		391	76	467

as a percentage of loans and advances[18,19]	0.04%	0.71%	0.92%	1.45%

	US$m	US$m	US$m	US$m

At 1 January 2012	125	6,537	10,974	17,636
Amounts written off	(70)	(963)	(4,110)	(5,143)
Recoveries of loans and advances previously written off	–	84	484	568
Charge to income statement	1	1,102	3,422	4,525
Exchange and other movements	–	(106)	(207)	(313)

At 30 June 2012	56	6,654	10,563	17,273

Impairment allowances:
on loans and advances to customers		6,654	10,563	17,217
– personal		700	8,686	9,386
– corporate and commercial		5,341	1,809	7,150
– financial		613	68	681

as a percentage of loans and advances[18,19]	0.04%	0.71%	1.12%	1.60%

	US$m	US$m	US$m	US$m

At 1 July 2012	56	6,654	10,563	17,273
Amounts written off	–	(1,398)	(3,271)	(4,669)
Recoveries of loans and advances previously written off	–	115	463	578
Charge to income statement	(1)	1,037	2,599	3,635
Exchange and other movements[20]	2	164	(814)	(648)

At 31 December 2012	57	6,572	9,540	16,169

Impairment allowances:
on loans and advances to customers		6,572	9,540	16,112
– personal		685	7,527	8,212
– corporate and commercial		5,407	1,939	7,346
– financial		480	74	554

as a percentage of loans and advances[18,19]	0.09%	0.71%	1.20%	1.67%

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%

Half-year to 30 June 2013
New allowances net of allowance releases	0.64	0.07	0.29	(0.10)	1.10	6.10	0.83
Recoveries	(0.15)	(0.02)	(0.10)	(0.23)	(0.09)	(0.63)	(0.14)

Total charge for impairment losses	0.49	0.05	0.19	(0.33)	1.01	5.47	0.69

Amount written off net of recoveries	0.33	0.08	0.17	0.36	1.36	3.68	0.61

Half-year to 30 June 2012
New allowances net of allowance releases	0.55	0.07	0.42	1.26	2.89	4.59	1.12
Recoveries	(0.10)	(0.02)	(0.12)	(0.29)	(0.10)	(0.57)	(0.13)

Total charge for impairment losses	0.45	0.05	0.30	0.97	2.79	4.02	0.99

Amount written off net of recoveries	0.47	0.10	0.18	0.53	3.20	3.01	0.99

Half-year to 31 December 2012
New allowances net of allowance releases	0.62	0.07	0.33	1.08	1.76	4.17	0.90
Recoveries	(0.11)	(0.02)	(0.11)	(0.24)	(0.06)	(0.67)	(0.12)

Total charge for impairment losses	0.51	0.05	0.22	0.84	1.70	3.50	0.78

Amount written off net of recoveries	0.53	0.13	0.41	1.10	1.97	3.44	0.87

Loans and advances to customers are excluded from average balances when reclassified to ‘Assets held for sale’.

Reconciliation of reported and constant currency changes by geographical region

	31 Dec 12 as reported	Currency translation adjustment [21]	31 Dec 12 at 30 Jun 13 exchange rates	Movement on a constant currency basis	30 Jun 13 as reported	Reported change [22]	Constant currency change [22]
	US$m	US$m	US$m	US$m	US$m	%	%
Impaired loans
Europe	11,145	(525)	10,620	1,646	12,266	10	15
Hong Kong	477	–	477	(31)	446	(6)	(6)
Rest of Asia-Pacific	1,147	(61)	1,086	9	1,095	(5)	1
Middle East and North Africa	2,474	(8)	2,466	(130)	2,336	(6)	(5)
North America	20,345	(45)	20,300	(1,598)	18,702	(8)	(8)
Latin America	3,188	(165)	3,023	337	3,360	5	11

	38,776	(804)	37,972	233	38,205	(1)	1

Impairment allowances
Europe	5,361	(251)	5,110	264	5,374	–	5
Hong Kong	473	–	473	(32)	441	(7)	(7)
Rest of Asia-Pacific	746	(38)	708	(4)	704	(6)	(1)
Middle East and North Africa	1,811	(12)	1,799	(101)	1,698	(6)	(6)
North America	5,616	(23)	5,593	(551)	5,042	(10)	(10)
Latin America	2,162	(134)	2,028	324	2,352	9	16

	16,169	(458)	15,711	(100)	15,611	(3)	(1)

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Concentration of exposure

Concentrations of credit risk are described in the Appendix to Risk on page 259 of the Annual Report and Accounts 2012.

The geographical diversification of our lending portfolio and our broad range of global businesses and products ensured that we did not overly depend on a few markets to generate growth in the first half of 2013. This diversification also supported our strategies for growth in faster-growing regions and markets with international connectivity. An analysis of credit quality is provided on page 124.

Financial investments

Our holdings of available-for-sale government and government agency debt securities, corporate debt securities, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 15% invested in securities issued by banks and other financial institutions and 70% in government or quasi-government debt. We also hold assets backing insurance and investment contracts. For an analysis of financial investments, see Note 12 on the Financial Statements.

Trading assets

Trading assets

	At 30 Jun 2013 US$bn	At 30 Jun 2012 US$bn	At 31 Dec 2012 US$bn
Trading securities[23]	218	191	213
Loans and advances to banks	97	95	78
Loans and advances to customers	118	105	118

	433	391	409

For footnote, see page 178.

The largest concentration of securities held within trading assets was in government and government agency debt securities. We had significant exposures to US Treasury and government agency securities (US$30.2bn) and UK (US$11.2bn) and Hong Kong (US$7.2bn) government securities. For an analysis of securities held for trading, see Note 7 on the Financial Statements. The majority of trading loans and advances relate to reverse repos.

Derivatives

Derivative assets were US$299bn at 30 June 2013 (31 December 2012: US$357bn), of which the largest concentrations were interest rate and, to a lesser extent, foreign exchange derivatives. Our exposure to derivatives decreased by 16% as upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, largely in Europe, although this was partly offset by a reduction in netting. For an analysis of derivatives, see Note 11 on the Financial Statements.

Loans and advances

Gross loans and advances to customers (excluding the financial sector) of US$908bn at 30 June 2013 decreased by US$24.7bn compared with 31 December 2012 on a reported basis. On a constant currency basis they were US$6.2bn higher.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gross loans and advances by industry sector

	At 31 December 2012	Currency effect	Movement	At 30 June 2013
	US$m	US$m	US$m	US$m

Personal	415,093	(14,171)	(6,413)	394,509
– first lien residential mortgages[4]	301,862	(10,802)	(1,412)	289,648
– other personal[13]	113,231	(3,369)	(5,001)	104,861

Corporate and commercial	513,493	(16,516)	12,828	509,805
– manufacturing	112,149	(4,385)	(6,172)	101,592
– international trade and services	169,389	(5,198)	10,235	174,426
– commercial real estate	76,760	(2,190)	(1,100)	73,470
– other property-related	40,532	(669)	791	40,654
– government	10,785	(205)	(2,083)	8,497
– other commercial[8]	103,878	(3,869)	11,157	111,166

Financial	81,258	(2,610)	(1,485)	77,163
– non-bank financial institutions	79,817	(2,548)	(2,492)	74,777
– settlement accounts	1,441	(62)	1,007	2,386

Asset-backed securities reclassified	3,891	(216)	(209)	3,466

Total gross loans and advances to customers (A)[24]	1,013,735	(33,513)	4,721	984,943

Gross loans and advances to banks	152,603	(3,766)	36,335	185,172

Total gross loans and advances	1,166,338	(37,279)	41,056	1,170,115

Impaired loans and advances to customers	38,671	(800)	249	38,120
– as a percentage of (A)	3.8%			3.9%

Impairment allowances on loans and advances to customers	16,112	815	(1,366)	15,561
– as a percentage of (A)	1.6%			1.6%

	Half-year to 30 June 2012			Half-year to 30 June 2013
	US$m			US$m

Charge for impairment losses in the period	4,525	(670)	(666)	3,189
– new allowances net of allowance releases	5,093	(108)	(1,157)	3,828
– recoveries	(568)	(562)	491	(639)

For footnotes, see page 178.

The following commentary is on a constant currency basis:

Personal lending was 40% of gross lending to customers at 30 June 2013. Personal lending balances of US$395bn were broadly in line with 31 December 2012 for reasons explained under ‘Personal lending’ (see page 116). First lien residential mortgage lending continued to represent the Group’s largest concentration in a single exposure type, the most significant balances being in the UK (42%), Hong Kong (18%) and the US (16%).

Corporate and commercial lending was 52% of gross lending to customers at 30 June 2013, representing our largest lending category. International trade and services was the biggest portion of the corporate and commercial lending category, which increased by 6% compared with 31 December 2012, driven by a significant rise in term and trade-related lending to CMB and GB&M customers in Hong Kong and Rest of Asia-Pacific.

Commercial real estate lending represented 7% of total gross lending to customers, which was broadly unchanged from December 2012. The main concentrations of commercial real estate lending were in the UK and Hong Kong.

Lending to non-bank financial institutions was US$77bn, a reduction of 2% compared with 31 December 2012 due to a decline in reverse repo activity in Europe and North America, partly offset by higher reverse repo balances in Hong Kong. Our exposure was spread across a range of institutions, with the most significant in the UK, France and the US.

Loans and advances to banks were widely distributed across many countries and increased by 24% from the relatively low level seen in December 2012. This was driven by higher customer demand for reverse repo funding in Europe, and higher placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East

and HSBC Bank USA, by the location of the lending branch. The commentary on these loans and advances can be found in the ‘Personal lending’ and ‘Wholesale lending’ sections on pages 116 and 121, respectively.

Gross loans and advances to customers by industry sector and by geographical region

	Gross loans and advances to customers
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans

At 30 June 2013
Personal	173,270	72,288	48,534	6,377	78,959	15,081	394,509	40.0
– first lien residential mortgages[4]	127,434	53,475	36,605	2,296	66,277	3,561	289,648	29.4
– other personal[13]	45,836	18,813	11,929	4,081	12,682	11,520	104,861	10.6

Corporate and commercial	211,128	111,610	86,873	21,416	48,327	30,451	509,805	51.8
– manufacturing	46,202	10,944	19,300	3,409	9,609	12,128	101,592	10.3
– international trade and services	66,317	42,707	35,091	9,458	13,082	7,771	174,426	17.7
– commercial real estate	30,764	24,158	9,258	898	6,064	2,328	73,470	7.5
– other property-related	7,403	17,182	6,533	1,526	7,725	285	40,654	4.1
– government	1,834	2,813	407	1,664	348	1,431	8,497	0.9
– other commercial[8]	58,608	13,806	16,284	4,461	11,499	6,508	111,166	11.3

Financial	51,060	6,168	4,630	1,822	12,103	1,380	77,163	7.8
– non-bank financial institutions	49,526	5,563	4,475	1,821	12,103	1,289	74,777	7.6
– settlement accounts	1,534	605	155	1	–	91	2,386	0.2

Asset-backed securities reclassified	3,319	–	–	–	147	–	3,466	0.4

Total gross loans and advances to customers (A)[24]	438,777	190,066	140,037	29,615	139,536	46,912	984,943	100.0

Percentage of (A) by geographical region	44.5%	19.3%	14.2%	3.0%	14.2%	4.8%	100%

Impaired loans	12,217	446	1,095	2,314	18,688	3,360	38,120
– as a percentage of (A)	2.8%	0.1%	0.8%	7.8%	13.4%	7.2%	3.9%

Total impairment allowances	5,341	441	704	1,681	5,042	2,352	15,561
– as a percentage of (A)	1.2%	0.2%	0.5%	5.7%	3.6%	5.0%	1.6%

At 30 June 2012
Personal	173,650	65,669	45,409	6,015	91,611	18,448	400,802	40.4
– first lien residential mortgages[4]	125,729	48,951	33,636	1,937	71,582	4,945	286,780	28.9
– other personal[13]	47,921	16,718	11,773	4,078	20,029	13,503	114,022	11.5

Corporate and commercial	214,423	96,164	81,029	22,216	43,540	34,829	492,201	49.6
– manufacturing	55,245	10,235	17,550	3,888	8,594	12,538	108,050	10.9
– international trade and services	64,843	31,631	30,777	8,574	11,471	9,399	156,695	15.8
– commercial real estate	32,563	21,510	9,544	940	6,706	3,451	74,714	7.5
– other property-related	7,506	17,079	6,849	2,060	6,120	344	39,958	4.0
– government	2,073	2,906	390	1,514	774	1,853	9,510	1.0
– other commercial[8]	52,193	12,803	15,919	5,240	9,875	7,244	103,274	10.4

Financial	58,322	3,907	3,897	1,438	25,237	1,754	94,555	9.5
– non-bank financial institutions	57,460	3,413	3,492	1,433	25,186	1,547	92,531	9.3
– settlement accounts	862	494	405	5	51	207	2,024	0.2

Asset-backed securities reclassified	4,243	–	–	–	401	–	4,644	0.5

Total gross loans and advances to customers (B)[24]	450,638	165,740	130,335	29,669	160,789	55,031	992,202	100.0

Percentage of (B) by geographical region	45.5%	16.7%	13.1%	3.0%	16.2%	5.5%	100.0%

Impaired loans	10,881	555	1,148	2,514	22,186	3,460	40,744
– as a percentage of (B)	2.4%	0.3%	0.9%	8.5%	13.8%	6.3%	4.1%

Total impairment allowances	5,193	536	846	1,773	6,798	2,071	17,217
– as a percentage of (B)	1.2%	0.3%	0.6%	6.0%	4.2%	3.8%	1.7%

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans

At 31 December 2012
Personal	186,274	70,341	49,305	6,232	84,354	18,587	415,093	41.0
– first lien residential mortgages[4]	135,172	52,296	36,906	2,144	70,133	5,211	301,862	29.8
– other personal[13]	51,102	18,045	12,399	4,088	14,221	13,376	113,231	11.2

Corporate and commercial	223,061	99,199	85,305	22,452	47,886	35,590	513,493	50.6
– manufacturing	56,690	10,354	19,213	3,373	9,731	12,788	112,149	11.1
– international trade and services	70,954	33,832	32,317	9,115	13,419	9,752	169,389	16.6
– commercial real estate	33,279	23,384	9,286	865	6,572	3,374	76,760	7.6
– other property-related	7,402	16,399	6,641	2,103	7,607	380	40,532	4.0
– government	2,393	2,838	1,136	1,662	774	1,982	10,785	1.1
– other commercial[8]	52,343	12,392	16,712	5,334	9,783	7,314	103,878	10.2

Financial	55,732	4,546	4,255	1,196	13,935	1,594	81,258	8.0
– non-bank financial institutions	55,262	4,070	3,843	1,194	13,935	1,513	79,817	7.9
– settlement accounts	470	476	412	2	–	81	1,441	0.1

Asset-backed securities reclassified	3,694	–	–	–	197	–	3,891	0.4

Total gross loans and advances to customers (C)[24]	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735	100.0

Percentage of (C) by geographical region	46.3%	17.2%	13.7%	2.9%	14.4%	5.5%	100.0%

Impaired loans	11,080	477	1,147	2,448	20,331	3,188	38,671
– as a percentage of (C)	2.4%	0.3%	0.8%	8.2%	13.9%	5.7%	3.8%

Total impairment allowances	5,321	473	746	1,794	5,616	2,162	16,112
– as a percentage of (C)	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%

For footnotes, see page 178.

Loans and advances to banks by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	Impair- ment allowances [25]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013	68,281	33,293	48,965	9,454	11,818	13,361	185,172	(50)
At 30 June 2012	58,652	29,673	50,228	9,512	14,528	19,654	182,247	(56)
At 31 December 2012	45,320	23,500	44,592	9,198	13,465	16,528	152,603	(57)

For footnote, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gross loans and advances to customers by country

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

At 30 June 2013
Europe	127,434	45,836	38,167	227,340	438,777
UK	120,740	20,395	28,615	170,490	340,240
France	2,563	11,533	7,775	37,595	59,466
Germany	6	193	126	5,488	5,813
Malta	1,848	531	454	1,560	4,393
Switzerland	350	8,506	94	288	9,238
Turkey	952	4,152	280	3,908	9,292
Other	975	526	823	8,011	10,335

Hong Kong	53,475	18,813	41,340	76,438	190,066

Rest of Asia-Pacific	36,605	11,929	15,791	75,712	140,037
Australia	9,183	1,284	2,064	6,350	18,881
India	1,060	360	455	4,959	6,834
Indonesia	81	526	104	5,592	6,303
Mainland China	4,210	285	5,226	22,678	32,399
Malaysia	5,079	2,027	1,900	5,917	14,923
Singapore	9,999	4,840	4,060	10,980	29,879
Taiwan	3,495	631	107	4,500	8,733
Vietnam	52	251	76	1,552	1,931
Other	3,446	1,725	1,799	13,184	20,154

Middle East and North Africa (excluding Saudi Arabia)	2,296	4,081	2,424	20,814	29,615
Egypt	1	479	150	2,455	3,085
Qatar	10	379	263	1,000	1,652
UAE	1,879	1,826	1,391	12,457	17,553
Other	406	1,397	620	4,902	7,325

North America	66,277	12,682	13,789	46,788	139,536
US	47,186	6,805	9,532	28,539	92,062
Canada	17,455	5,540	3,679	17,071	43,745
Bermuda	1,636	337	578	1,178	3,729

Latin America	3,561	11,520	2,613	29,218	46,912
Argentina	25	1,487	66	2,340	3,918
Brazil	1,715	7,052	1,193	17,715	27,675
Mexico	1,821	2,981	1,336	8,440	14,578
Panama	–	–	–	205	205
Other	–	–	18	518	536

	289,648	104,861	114,124	476,310	984,943

At 30 June 2012
Europe	125,729	47,921	40,069	236,919	450,638
UK	116,949	21,807	30,021	165,913	334,690
France	3,244	9,436	8,067	49,885	70,632
Germany	8	355	104	5,108	5,575
Malta	1,710	546	480	1,563	4,299
Switzerland	312	8,885	86	126	9,409
Turkey	989	3,550	296	3,665	8,500
Other	2,517	3,342	1,015	10,659	17,533

Hong Kong	48,951	16,718	38,589	61,482	165,740

Rest of Asia-Pacific	33,636	11,773	16,393	68,533	130,335
Australia	9,528	1,415	2,477	6,504	19,924
India	866	436	584	4,818	6,704
Indonesia	83	479	85	5,048	5,695
Mainland China	3,021	302	5,425	17,092	25,840
Malaysia	4,630	2,076	1,592	5,871	14,169
Singapore	8,745	4,448	3,921	9,938	27,052
Taiwan	3,189	581	123	3,381	7,274
Vietnam	43	205	44	1,537	1,829
Other	3,531	1,831	2,142	14,344	21,848

HSBC HOLDINGS PLC

Interim Management Report (continued)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 30 June 2012 (continued)
Middle East and North Africa
(excluding Saudi Arabia)	1,937	4,078	3,000	20,654	29,669
Egypt	2	466	100	2,900	3,468
Qatar	11	423	466	1,244	2,144
UAE	1,573	1,830	1,556	11,452	16,411
Other	351	1,359	878	5,058	7,646

North America	71,582	20,029	12,826	56,352	160,789
US	50,773	12,405	8,015	39,241	110,434
Canada	19,071	7,214	4,160	16,072	46,517
Bermuda	1,738	410	651	1,039	3,838

Latin America	4,945	13,503	3,795	32,788	55,031
Argentina	31	1,459	105	2,239	3,834
Brazil	1,678	8,479	1,220	18,024	29,401
Mexico	1,898	2,531	1,360	8,906	14,695
Panama	1,307	1,015	1,049	2,550	5,921
Other	31	19	61	1,069	1,180

	286,780	114,022	114,672	476,728	992,202

At 31 December 2012
Europe	135,172	51,102	40,681	241,806	468,761
UK	127,024	23,446	30,342	179,799	360,611
France	2,643	10,960	8,465	42,891	64,959
Germany	9	284	126	5,212	5,631
Malta	1,821	563	454	1,631	4,469
Switzerland	298	9,403	66	191	9,958
Turkey	1,062	4,084	317	3,356	8,819
Other	2,315	2,362	911	8,726	14,314

Hong Kong	52,296	18,045	39,783	63,962	174,086

Rest of Asia-Pacific	36,906	12,399	15,927	73,633	138,865
Australia	10,037	1,490	2,311	7,208	21,046
India	1,000	394	521	5,389	7,304
Indonesia	83	508	95	5,349	6,035
Mainland China	3,539	302	5,078	19,083	28,002
Malaysia	5,025	2,175	1,813	5,880	14,893
Singapore	10,123	4,812	3,938	9,854	28,727
Taiwan	3,323	597	120	5,180	9,220
Vietnam	50	252	60	1,710	2,072
Other	3,726	1,869	1,991	13,980	21,566

Middle East and North Africa
(excluding Saudi Arabia)	2,144	4,088	2,968	20,680	29,880
Egypt	2	479	124	2,600	3,205
Qatar	11	385	484	1,082	1,962
UAE	1,743	1,822	1,533	12,264	17,362
Other	388	1,402	827	4,734	7,351

North America	70,133	14,221	14,179	47,839	146,372
US	49,417	7,382	9,449	29,315	95,563
Canada	19,040	6,444	4,136	17,369	46,989
Bermuda	1,676	395	594	1,155	3,820

Latin America	5,211	13,376	3,754	33,430	55,771
Argentina	28	1,532	85	2,465	4,110
Brazil	1,745	8,042	1,287	18,022	29,096
Mexico	1,989	2,756	1,280	9,447	15,472
Panama	1,402	1,023	1,049	2,405	5,879
Other	47	23	53	1,091	1,214

	301,862	113,231	117,292	481,350	1,013,735

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 155.

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The balance of impaired loans at 30 June 2013 was US$0.6bn lower than at 31 December 2012. This reduction occurred primarily in North America due to the continued run-off of the CML portfolio, partly offset by increases in individually assessed impaired balances in Europe and Latin America.

Unimpaired loans past due 90 days or more

Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

The amount of unimpaired loans past due 90 days or more at 30 June 2013 was US$91m, US$133m lower than at 31 December 2012. The decrease was primarily in the Middle East and North Africa due to the repayment of a significant loan relating to an individual customer.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page [16a-c]. Loans that have been identified as a TDR under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.

The balance of TDRs not included as impaired loans at 30 June 2013 was US$0.2bn higher than at 31 December 2012. The increase is mainly in North America and reflects the effect of certain loans returning to unimpaired status after the demonstration of a significant reduction in the risk of non-payment of future cash flows, while retaining TDR status. This was partially offset by a decrease in Europe, driven by repayment of loans in CMB.

Potential problem loans

Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements on page [16a-c]. The following concentrations of credit risk have a higher risk of containing potential problem loans.

‘Mortgage lending’ on page 117 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including ARMs. Collectively assessed loans and advances, as set out on page 134, although not classified

145a

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Interim Management Report (continued)

as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on pages 371 and 502 of the Form 20-F for 2012 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

‘Renegotiated loans and forbearance’ on page 129 includes disclosure about the credit quality of loans whose contractual payment terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider, and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 255 of the Form 20-F for 2012 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

‘Areas of special interest’ on page 103 includes information on refinancing risk which is a focus of scrutiny in key commercial real estate markets. Where a loan which is due to be repaid through refinancing over the short term cannot, at maturity, be refinanced by HSBC or other banks on current market terms this will either lead to the loan being treated as impaired due to repayment default or, if refinanced within HSBC, may result in it being treated as a renegotiated loan because of the degree of forbearance required. Therefore loans in portfolios subject to refinancing risk may include potential problem loans.

145b

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Interim Management Report (continued)

Analysis of risk elements in the loan portfolio by geographical region

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Impaired loans	38,205	40,832	38,776
Europe	12,266	10,935	11,145
Hong Kong	446	555	477
Rest of Asia-Pacific	1,095	1,148	1,147
Middle East and North Africa	2,336	2,534	2,474
North America	18,702	22,200	20,345
Latin America	3,360	3,460	3,188

Unimpaired loans contractually past due 90 days or more as to principal or interest	91	170	224
Europe	12	30	33
Hong Kong	4	3	4
Rest of Asia-Pacific	26	16	10
Middle East and North Africa	40	80	108
North America	9	38	69
Latin America	–	3	–

Troubled debt restructurings (not included in the classifications above)	7,197	5,980	6,949
Europe	1,105	1,084	1,306
Hong Kong	155	123	134
Rest of Asia-Pacific	105	118	102
Middle East and North Africa	606	573	593
North America	4,368	2,860	3,813
Latin America	858	1,222	1,001

Trading loans classified as in default
North America	126	183	166

Risk elements on loans[1]	45,619	47,165	46,115
Europe	13,383	12,049	12,484
Hong Kong	605	681	615
Rest of Asia-Pacific	1,226	1,282	1,259
Middle East and North Africa	2,982	3,187	3,175
North America	23,205	25,281	24,393
Latin America	4,218	4,685	4,189

Assets held for resale[2]	446	432	444
Europe	57	50	51
Hong Kong	3	14	5
Rest of Asia-Pacific	9	9	14
Middle East and North Africa	–	–	–
North America	346	313	319
Latin America	31	46	55

Total risk elements	46,065	47,597	46,559
Europe	13,440	12,099	12,535
Hong Kong	608	695	620
Rest of Asia-Pacific	1,235	1,291	1,273
Middle East and North Africa	2,982	3,187	3,175
North America	23,551	25,594	24,712
Latin America	4,249	4,731	4,244

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[3]	34.3	36.8	35.2

1	In addition to the numbers presented there were US$0.7bn (31 December 2012: US$1.3bn) of impaired loans;US$0.04bn (31 December 2012: nil) of unimpaired loans contractually past due 90 days or more as to principal or interest; and US$0.04bn (31 December 2012: US$0.4bn) of troubled debt restructurings (not included in the classifications above), all relating to assets held for sale at 30 June 2013.
2	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
3	Ratio excludes trading loans classified as in default.

145c

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Interim Management Report (continued)

Securitisation exposures and other structured products

This section contains information about our exposure to the following:

•	asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and related collateralised debt obligations (‘CDO’s);

•	direct lending at fair value through profit or loss;

•	monoline insurance companies (‘monolines’);

•	leveraged finance transactions; and

•	representations and warranties related to mortgage sales and securitisation activities.

Within the above is included information on the GB&M legacy credit activities in respect of Solitaire Funding Limited (‘Solitaire’), the securities investment conduits (‘SIC’s), the ABSs trading portfolios and derivative transactions with monolines.

Business model

Balance Sheet Management (see page 169) holds ABSs primarily issued by government agency and sponsored enterprises as part of our investment portfolios.

Our investment portfolios include SICs and money market funds. We also originate leveraged finance loans for the purpose of syndicating or selling them down to generate trading profit or holding them to earn interest margin over their lives.

Exposure in the first half of 2013

Early 2013 saw an improvement in the US housing market and a continued increase in the market appetite for structured assets. This appetite reduced in the second quarter with the expectation that the scale of government repurchase schemes and quantitative measures may reduce. This particularly affected the values of ABSs issued by government agencies and sponsored enterprises. Unrealised losses in our available-for-sale portfolios reduced in the first half of 2013 from US$2.2bn to US$1.9bn, as price appreciation in other ABS asset classes offset movements in the government related assets.

Within the following table are assets held in the GB&M legacy credit portfolio with a carrying value of US$29.2bn (30 June 2012: US$33.3bn; 31 December 2012: US$31.6bn).

A summary of the nature of HSBC’s exposures is provided in the Appendix to Risk on page 259 of the Annual Report and Accounts 2012.

Overall exposure of HSBC

	At 30 June 2013			At 30 June 2012			At 31 December 2012
	Carrying amount	[26]	Including sub-prime and Alt-A	Carrying amount	[26]	Including sub-prime and Alt-A	Carrying amount	[26]	Including sub-prime and Alt-A
	US$bn		US$bn	US$bn		US$bn	US$bn		US$bn

Asset-backed securities (‘ABS’s)	54.6		7.0	60.5		6.6	59.0		7.0
– fair value through profit or loss	3.1		0.2	3.2		0.2	3.4		0.2
– available for sale[27]	46.4		6.2	50.3		5.5	49.6		6.1
– held to maturity[27]	1.3		–	1.8		0.2	1.6		0.1
– loans and receivables	3.8		0.6	5.2		0.7	4.4		0.6

Direct lending at fair value through profit or loss	0.2		0.1	1.1		0.8	1.0		0.6

Total ABSs and direct lending at fair value through profit or loss	54.8		7.1	61.6		7.4	60.0		7.6

Less securities subject to risk mitigation from credit derivatives with monolines and other financial institutions	(1.7)		(0.2)	(2.4)		(0.3)	(1.9)		(0.2)

	53.1		6.9	59.2		7.1	58.1		7.4

Leveraged finance loans	1.3		–	3.0		–	2.8		–
– fair value through profit or loss	–		–	0.1		–	–		–
– loans and receivables	1.3		–	2.9		–	2.8		–

	54.4		6.9	62.2		7.1	60.9		7.4

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions	56.1		7.1	64.6		7.4	62.8		7.6

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs are in GB&M through structured entities (‘SE’s) which were established with the benefit of external investor first loss protection support from the outset, together with positions held directly and by Solitaire, where we provide first loss risk protection of US$1.2bn through credit enhancement and a liquidity facility.

Movement in the available-for-sale reserve

	Half-year to 30 June 2013			Half-year to 30 June 2012			Half-year to 31 December 2012
	Directly held/ Solitaire [28]	SEs	Total	Directly held/ Solitaire [28]	SEs	Total	Directly held/ Solitaire [28]	SEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Available-for-sale reserve at beginning of period	(1,473)	(720)	(2,193)	(3,085)	(2,061)	(5,146)	(2,365)	(1,554)	(3,919)
Increase/(decrease) in fair value of securities	(215)	374	159	475	267	742	720	647	1,367
Effect of impairments[29]	124	8	132	79	119	198	260	275	535
Repayment of capital	(35)	55	20	18	99	117	146	75	221
Other movements	13	(79)	(66)	148	22	170	(234)	(163)	(397)

Available-for-sale reserve at end of period	(1,586)	(362)	(1,948)	(2,365)	(1,554)	(3,919)	(1,473)	(720)	(2,193)

For footnotes, see page 178.

Securities investment conduits

The total carrying amount of ABSs held through SEs in the table overleaf represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders, subject to the carrying amount of the capital notes being sufficient to offset the loss. In one SE, Mazarin Funding Limited (‘Mazarin’), the aggregate impairment charges exceeded the carrying value of the capital notes liability. Writebacks of US$33m (30 June 2012: a charge of US$108m; 31 December 2012: a charge of US$11m) were attributed to HSBC as shown in the table below. In respect of the SICs, the capital notes held by third parties are expected to absorb the cash losses in the vehicles.

Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire

	SICs excluding Solitaire at
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Available-for-sale reserve	(382)	(1,873)	(787)
– related to ABSs	(362)	(1,554)	(720)

Economic first loss protection	2,286	2,286	2,286
Carrying amount of capital notes liability	373	167	249

Impairment (writeback)/charge for the period:
– borne by HSBC	(33)	108	11
– allocated to capital note holders	(70)	11	(11)

Impairment methodologies

The accounting policy for impairment and indicators of impairment is set out on page 389 of the Annual Report and Accounts 2012.

A summary of our impairment methodologies is provided in the Appendix to Risk on page 260 of the Annual Report and Accounts 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Trading US$m	Available for sale US$m	Held to maturity US$m	Designated at fair value through profit or loss US$m	Loans and receivables US$m	Total US$m	Of which held through consolidated SEs US$m	Gross principal exposure US$m	[30]	Credit default swap protection US$m	[31]	Net principal exposure US$m	[32]

At 30 June 2013
Mortgage-related assets:
Sub-prime residential	195	2,607	–	–	419	3,221	2,380	4,318		121		4,197
– direct lending	54	–	–	–	–	54	–	127		–		127
– MBSs and MBS CDOs	141	2,607	–	–	419	3,167	2,380	4,191		121		4,070

US Alt-A residential	104	3,641	30	–	127	3,902	2,996	6,208		100		6,108
– direct lending	11	–	–	–	–	11	–	17		–		17
– MBSs	93	3,641	30	–	127	3,891	2,996	6,191		100		6,091

US Government agency and sponsored enterprises:
MBSs	196	21,814	1,257	–	–	23,267	–	22,663		–		22,663

Other residential	579	1,877	–	–	449	2,905	1,324	3,727		62		3,665
– direct lending	166	–	–	–	–	166	–	166		–		166
– MBSs	413	1,877	–	–	449	2,739	1,324	3,561		62		3,499

Commercial property
MBSs and MBS CDOs	197	6,082	–	105	1,155	7,539	5,270	8,260		–		8,260
	1,271	36,021	1,287	105	2,150	40,834	11,970	45,176		283		44,893

Leveraged finance-related assets:
ABSs and ABS CDOs	279	4,980	–	–	239	5,498	4,164	5,845		374		5,471
Student loan-related assets:
ABSs and ABS CDOs	205	4,003	–	–	120	4,328	3,662	5,286		199		5,087
Other assets:
ABSs and ABS CDOs	1,398	1,395	–	63	1,279	4,135	1,016	5,352		1,143		4,209

	3,153	46,399	1,287	168	3,788	54,795	20,812	61,659		1,999		59,660

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure	[30]	Credit default swap protection	[31]	Net principal exposure	[32]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m		US$m

At 30 June 2012
Mortgage-related assets:
Sub-prime residential	835	2,086	–	–	506	3,427	2,308	5,835		266		5,569
– direct lending	668	–	–	–	–	668	441	1,555		–		1,555
– MBSs and MBS CDOs	167	2,086	–	–	506	2,759	1,867	4,280		266		4,014

US Alt-A residential	169	3,414	146	–	200	3,929	2,772	7,825		100		7,725
– direct lending	91	–	–	–	–	91	–	97		–		97
– MBSs	78	3,414	146	–	200	3,838	2,772	7,728		100		7,628

US Government agency and sponsored enterprises:
MBSs	214	23,103	1,656	–	–	24,973	–	23,401		–		23,401

Other residential	568	3,052	–	–	952	4,572	1,855	5,221		97		5,124
– direct lending	321	–	–	–	–	321	–	316		–		316
– MBSs	247	3,052	–	–	952	4,251	1,855	4,905		97		4,808

Commercial property
MBSs and MBS CDOs	295	7,107	–	107	1,450	8,959	5,898	10,440		–		10,440
	2,081	38,762	1,802	107	3,108	45,860	12,833	52,722		463		52,259

Leveraged finance-related assets:
ABSs and ABS CDOs	389	5,322	–	–	317	6,028	4,306	6,837		758		6,079
Student loan-related assets:
ABSs and ABS CDOs	172	4,651	–	–	151	4,974	4,036	6,505		99		6,406
Other assets:
ABSs and ABS CDOs	1,455	1,598	–	65	1,586	4,704	1,716	6,593		1,326		5,267

	4,097	50,333	1,802	172	5,162	61,566	22,891	72,657		2,646		70,011

HSBC HOLDINGS PLC

Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure	[30]	Credit default swap protection	[31]	Net principal exposure	[32]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m		US$m

At 31 December 2012
Mortgage-related assets:
Sub-prime residential	698	2,455	–	–	435	3,588	2,723	5,483		130		5,353
– direct lending	566	–	–	–	–	566	482	1,221		–		1,221
– MBSs and MBS CDOs	132	2,455	–	–	435	3,022	2,241	4,262		130		4,132

US Alt-A residential	157	3,658	118	–	157	4,090	2,994	6,992		100		6,892
– direct lending	71	–	–	–	–	71	–	77		–		77
– MBSs	86	3,658	118	–	157	4,019	2,994	6,915		100		6,815

US Government agency and sponsored enterprises:
MBSs	369	23,341	1,455	–	–	25,165	–	23,438		–		23,438

Other residential	695	2,084	–	–	499	3,278	1,459	3,888		87		3,801
– direct lending	322	–	–	–	–	322	–	322		–		322
– MBSs	373	2,084	–	–	499	2,956	1,459	3,566		87		3,479

Commercial property
MBSs and MBS CDOs	164	6,995	–	109	1,319	8,587	5,959	9,489		–		9,489
	2,083	38,533	1,573	109	2,410	44,708	13,135	49,290		317		48,973

Leveraged finance-related assets:
ABSs and ABS CDOs	450	5,330	–	–	284	6,064	4,303	6,726		717		6,009
Student loan-related assets:
ABSs and ABS CDOs	179	4,219	–	–	156	4,554	3,722	5,826		199		5,627
Other assets:
ABSs and ABS CDOs	1,511	1,553	–	49	1,537	4,650	1,140	5,769		1,318		4,451

	4,223	49,635	1,573	158	4,387	59,976	22,300	67,611		2,551		65,060

For footnotes, see page 178.

The above table excludes leveraged finance transactions, which are shown separately on page 152.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Exposures and significant movements

Sub-prime residential mortgage-related assets

There was an increase in market prices for sub-prime assets during the first half of 2013. A further net writeback of US$91m on assets was recognised in the first half of 2013 (30 June 2012: writebacks of US$29m; 31 December 2012: writebacks of US$15m). Of the above, there were US$83m of writebacks (30 June 2012: writebacks of US$30m; 31 December 2012: writebacks of US$37m) in the SICs of which US$46m (30 June 2012: US$14m; 31 December 2012: US$13m) were attributed to the capital note holders.

US Alt-A residential mortgage-related assets

In respect of US Alt-A assets there were writebacks of US$72m (30 June 2012: impairments of US$144m; 31 December 2012: writebacks of US$163m). Writebacks of US$26m (30 June 2012: impairments of US$149m; 31 December 2012: impairments of US$41m) occurred in the SICs, of which writebacks of US$24m (30 June 2012: impairments of US$25m; 31 December 2012: impairments of US$7m) were attributed to the capital note holders.

Commercial property mortgage-related assets

Spreads continued to tighten on both US and non-US commercial property mortgage-related assets during the first half of 2013. Impairments of US$9m were recognised (30 June 2012: impairments of US$127m; 31 December 2012: writebacks of US$2m).

Transactions with monoline insurers

HSBC’s exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of over-the-counter (‘OTC’) derivative transactions, mainly credit default swaps (‘CDS’s). We entered into these CDSs primarily to purchase credit protection against securities held in the trading portfolio at the time.

During the first half of 2013, the notional value of contracts with monolines reduced. The table overleaf sets out the fair value of the derivative transactions at 30 June 2013, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The value of protection purchased is divided between those monolines that were rated by Standard and Poor’s (‘S&P’) at ‘BBB– or above’ at 30 June 2013, and those that were ‘below BBB–’ (‘BBB–’ is the S&P cut-off for an investment grade classification). The ‘Credit valuation adjustment’ column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

Market prices are generally not readily available for CDSs, so they are valued on the basis of market prices of the referenced securities.

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

	Notional amount	Net exposure before credit valuation adjustment[33]	Credit valuation adjustment[34]	Net exposure after credit valuation adjustment
	US$m	US$m	US$m	US$m

At 30 June 2013
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	3,439	388	(68)	320
Monolines – sub-investment grade (below BBB–)	947	217	(130)	87

	4,386	605	(198)	407
At 30 June 2012
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	4,213	789	(118)	671
Monolines – sub-investment grade (below BBB–)	1,502	343	(216)	127

	5,715	1,132	(334)	798
At 31 December 2012
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	4,191	606	(121)	485
Monolines – sub-investment grade (below BBB–)	957	303	(158)	145

	5,148	909	(279)	630

For footnotes, see page 178.

Credit valuation adjustments for monolines

•

For monolines, the standard CVA methodology (as described on page 56 of the Annual Report and Accounts 2012) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security.

HSBC’s exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 30 June 2013. For wrapped bonds held in our trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement.

Leveraged finance transactions

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 148.

We held leveraged finance commitments of US$1.3bn at 30 June 2013 (30 June 2012: US$3.0bn; 31 December 2012: US$2.8bn), of which US$1.2bn (30 June 2012: US$2.7bn; 31 December 2012: US$2.6bn) was funded. At 30 June 2013, our principal exposures were to companies in two sectors: US$0.1bn to data processing (30 June 2012: US$0.8bn; 31 December 2012: US$0.7bn) and US$1.1bn to communications and infrastructure (30 June 2012: US$1.9bn; 31 December 2012: US$1.8bn).

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC’s exposure to leveraged finance transactions

	Exposures at 30 June 2013				Exposures at 30 June 2012					Exposures at 31 December 2012
	Funded[35]	Unfunded	[36]	Total	Funded	[35]	Unfunded	[36]	Total	Funded	[35]	Unfunded	[36]	Total
	US$m	US$m		US$m	US$m		US$m		US$m	US$m		US$m		US$m

Europe	1,183	142		1,325	2,194		221		2,415	2,108		162		2,270
North America	–	–		–	443		126		569	414		92		506

	1,183	142		1,325	2,637		347		2,984	2,522		254		2,776

Held within:
– loans and receivables	1,183	142		1,325	2,593		323		2,916	2,522		252		2,774
– fair value through profit or loss	–	–		–	44		24		68	–		2		2

For footnotes, see page 178.

Representations and warranties related to mortgage sales and securitisation activities

We have been involved in various activities related to the sale and securitisation of residential mortgages, which are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and the securitisation of these by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities.

In sales and securitisations of mortgage loans, various representations and warranties regarding the loans may be made to purchasers of the mortgage loans and MBSs. In respect of the purchase and securitisation of third-party originated mortgages and the underwriting of third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations. Further details are provided in Note 24 on the Financial Statements.

At 30 June 2013, a liability of US$217m (30 June 2012: US$222m; 31 December 2012: US$219m) was recognised in respect of various representations and warranties relating to the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process, and compliance with the origination criteria established by the agencies. In the event of a breach of our representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The liability is estimated based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and estimated future demands in respect of mortgages sold to date which are either two or more payments delinquent or are expected to become delinquent at an estimated conversion rate. Repurchase demands of US$53m were outstanding at 30 June 2013 (30 June 2012: US$167m; 31 December 2012: US$89m).

Exposures to countries in the eurozone

Eurozone countries are members of the EU and part of the euro single currency bloc. The peripheral eurozone countries are those that exhibited levels of market volatility that exceeded other eurozone countries, demonstrating fiscal or political uncertainty which may persist through the second half of 2013. The peripheral eurozone countries have been identified as Greece, Ireland, Italy, Portugal, Spain and Cyprus as they continued to exhibit a high ratio of sovereign debt to gross domestic product and excessive fiscal deficits. Other eurozone countries analysed in the table on page 154 are those to which HSBC has a net on-balance sheet exposure exceeding 5% of the Group’s total equity at 30 June 2013. The remaining eurozone countries have been reported together under ‘Others’.

In the Annual Report and Accounts 2012, we disclosed detailed information on our exposures to peripheral eurozone countries. At 30 June 2013,

HSBC HOLDINGS PLC

Interim Management Report (continued)

there were no significant changes in our exposures to peripheral eurozone countries compared with 31 December 2012.

The basis of preparation for our reported exposures is described on page 192 in the Annual Report and Accounts 2012.

Our total net exposures to eurozone countries increased by 6% or US$18.1bn, to US$328bn at 30 June 2013. This movement was due to increases in net exposures to France of US$11.1bn, and the Netherlands of US$5.2bn. While our total exposure to France, Germany and the

Netherlands was commensurate with the size of our operations in these countries the increase in exposures to France was due to increased reverse repo activity with French banks and the increase in the Netherlands was due to increased exposures to other financial institutions and corporates. Exposures to other eurozone countries not specifically mentioned which are reported together in ‘Others’ are not significant to the Group.

Summary of exposures to eurozone countries

						Total net exposure
	On- balance sheet exposures	Off- balance sheet exposures	Total gross exposures	Risk miti- gation	Total net exposure	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 30 June 2013
Spain	13.6	3.7	17.3	(5.3)	12.0	0.2	3.7	8.0	0.1
Ireland	15.1	1.8	16.9	(7.1)	9.8	0.4	1.6	7.7	0.1
Italy	13.8	2.7	16.5	(8.3)	8.2	2.0	1.3	4.8	0.1
Greece	6.9	0.8	7.7	(0.5)	7.2	0.1	1.8	4.4	0.9
Portugal	1.0	0.1	1.1	(0.4)	0.7	0.4	0.1	0.2	–
Cyprus	0.3	0.2	0.5	(0.1)	0.4	–	–	0.4	–
France	166.2	28.9	195.1	(38.5)	156.6	25.6	48.1	66.3	16.6
Germany	98.0	11.8	109.8	(41.2)	68.6	33.1	13.6	21.4	0.5
The Netherlands	39.9	4.6	44.5	(9.9)	34.6	11.4	4.8	18.3	0.1
Others	36.3	5.0	41.3	(11.6)	29.7	10.1	4.4	12.1	3.1

	391.1	59.6	450.7	(122.9)	327.8	83.3	79.4	143.6	21.5

At 31 December 2012
Spain	15.3	3.2	18.5	(6.4)	12.1	1.0	2.8	8.3	–
Ireland	20.7	1.3	22.0	(12.1)	9.9	0.4	1.8	7.6	0.1
Italy	12.6	3.0	15.6	(6.0)	9.6	2.7	1.6	5.2	0.1
Greece	5.9	0.7	6.6	(0.8)	5.8	0.1	0.6	4.1	1.0
Portugal	1.1	0.3	1.4	(0.4)	1.0	0.2	0.4	0.4	–
Cyprus	0.3	0.1	0.4	–	0.4	–	–	0.4	–
France	158.3	28.0	186.3	(40.8)	145.5	33.0	30.5	65.7	16.3
Germany	112.4	11.6	124.0	(56.6)	67.4	27.4	14.3	25.1	0.6
The Netherlands	39.7	4.1	43.8	(14.4)	29.4	10.0	5.3	14.0	0.1
Others	38.0	4.9	42.9	(14.3)	28.6	9.8	3.6	12.0	3.2

	404.3	57.2	461.5	(151.8)	309.7	84.6	60.9	142.8	21.4

Redenomination risk

As the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continue to exhibit distress, there is the continuing possibility of a member state exiting from the eurozone. There remains no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

In the Annual Report and Accounts 2012, we disclosed information on our in-country funding exposures to the peripheral eurozone countries. At 30 June 2013, there were no significant changes in our in-country funding exposures to peripheral eurozone countries compared with 31 December 2012. Our view remains that there would be a greater potential impact on HSBC from a euro exit of Greece, Italy or Spain than from Ireland, Portugal or Cyprus. As a result, only exposures to Greece, Italy or Spain are reported in the table below.

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Interim Management Report (continued)

In-country funding exposure

		Denominated in:
		Euros US$bn	US dollars US$bn	Other currencies US$bn	Total US$bn

At 30 June 2013
Greece	In-country assets	1.6	0.1	–	1.7
	In-country liabilities	(1.6)	(0.7)	(0.1)	(2.4)

	Net in-country funding exposure	–	(0.6)	(0.1)	(0.7)

	Off-balance sheet exposure	(0.3)	–	0.3	–

Italy	In-country assets	1.0	–	–	1.0
	In-country liabilities[37]	(1.9)	(0.2)	–	(2.1)

	Net in-country funding exposure	(0.9)	(0.2)	–	(1.1)

	Off-balance sheet exposure	0.6	–	–	0.6

Spain	In-country assets	1.7	0.9	–	2.6
	In-country liabilities	(1.4)	(0.1)	–	(1.5)

	Net in-country funding exposure	0.3	0.8	–	1.1

	Off-balance sheet exposure	0.8	0.1	–	0.9

At 31 December 2012
Greece	In-country assets	2.1	0.1	–	2.2
	In-country liabilities	(1.5)	(0.8)	(0.1)	(2.4)

	Net in-country funding exposure	0.6	(0.7)	(0.1)	(0.2)

	Off-balance sheet exposure	(0.3)	0.2	0.2	0.1

Italy	In-country assets	1.0	–	–	1.0
	In-country liabilities[37]	(2.0)	–	–	(2.0)

	Net in-country funding exposure	(1.0)	–	–	(1.0)

	Off-balance sheet exposure	0.8	–	–	0.8

Spain	In-country assets	2.4	0.8	–	3.2
	In-country liabilities	(1.7)	(0.1)	–	(1.8)

	Net in-country funding exposure	0.7	0.7	–	1.4

	Off-balance sheet exposure	0.7	0.2	–	0.9

For footnote, see page 178.

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Interim Management Report (continued)

Liquidity and funding

	Page	Tables	Page

Liquidity and funding in the first half of 2013	156
Wholesale funding markets	156
Liquidity regulation	157

Management of liquidity and funding risk	157
Advances to core funding ratio	157	Advances to core funding ratios	157
Stressed coverage ratios	157	Stressed one-month and three-month coverage ratios	158
Liquid assets of HSBC’s principal operating entities	158	Liquid assets of HSBC’s principal entities	158
Net contractual cash flows	159	Net cash flows for inter-bank and intra-Group deposits and reverse repo, repo and short positions	159

Contingent liquidity risk arising from committed lending facilities	160	The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure	160

Sources of funding	160	Funding sources and uses	161

Wholesale term debt maturity profile	161	Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities	162

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There were no material changes to our policies and practices for the management of liquidity and funding risks in the first half of 2013.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 261 of the Annual Report and Accounts 2012.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

Our liquidity and funding risk management framework requires:

•	liquidity to be managed by operating entities on a stand-alone basis with no implicit reliance on the Group or central banks;

•	all operating entities to comply with their limits for the advances to core funding ratio; and

•	all operating entities to maintain a positive stressed cash flow position out to three months under prescribed Group stress scenarios.

Further details of the metrics are provided in the Appendix to Risk on page 261 of the Annual Report and Accounts 2012.

Liquidity and funding in the first half of 2013

The liquidity position of the Group remained strong in the first half of 2013, as demonstrated by the Group’s key liquidity and funding metrics presented below. During the first half of 2013, customer accounts decreased by 1.8% (US$24bn) while loans and advances to customers decreased by 2.8% (US$28bn), leading to a small reduction in our advances to deposits ratio to 73.7% (30 June 2012: 76.3%; 31 December 2012: 74.4%). The decrease in customer accounts in the first half of 2013 was primarily due to the reclassification of customer account balances of around US$14bn relating to non-strategic businesses, notably in Europe and Latin America, to ‘Liabilities of disposal groups held for sale’.

Wholesale funding markets

Wholesale funding conditions were generally positive in the first half of 2013, although there was volatility in June as a result of uncertainty surrounding a reduction in economic stimulus and therefore the interest rate outlook. The volume of term debt issued by banks remained low, primarily reflecting reduced wholesale funding requirements compared with recent years.

HSBC continued to have good access to debt capital markets throughout the first half of 2013 with Group entities issuing US$8.5bn of public transactions of which US$6.8bn was in the form of senior unsecured debt.

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Interim Management Report (continued)

Liquidity regulation

The European adoption of the Basel Committee framework, via legislative texts known as CRR/CRD IV, which were published on 27 June 2013, requires the reporting of the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’) from January 2014, with the regulatory LCR standard being implemented from January 2015, initially set at 60%, increasing to 100% by January 2018. There is currently a significant level of interpretation required to calculate the LCR as defined in the CRR text; in particular the definitions of operational deposits and several of the outflow assumptions. We expect more clarity on many of these points by 31 December 2013, as technical standards with regard to these are consulted upon and finalised by the European Banking Authority (‘EBA’), as mandated by the CRR text. The European adoption of the Basel Committee framework diverges from the Basel recommendations with respect to the outflow assumption to be applied to undrawn committed liquidity facilities, where the CRR requires a 100% outflow to be used, compared with the 30-40% outflow recommended by Basel.

Regarding the finalisation of the NSFR standard, the Basel Committee is expected to issue a consultation on a revised framework in the coming months.

Management of liquidity and funding risk

Our liquidity and funding risk management framework (‘LFRF’) employs two key measures to define, monitor and control the liquidity and funding risk of each of our operating entities. The advances to core funding ratio is used to monitor the structural long-term funding position, and the stressed coverage ratio, incorporating Group-defined stress scenarios, is used to monitor the resilience to severe liquidity stresses.

The three principal entities listed in the tables below represented 63% (30 June 2012: 61%; 31 December 2012: 62%) of the Group’s customer accounts (excluding repos); including other principal entities, 95% (30 June 2012: 97%; 31 December 2012: 94%) was represented.

Advances to core funding ratio

The table below shows the extent to which loans and advances to customers in our principal banking entities (see footnotes 39 to 41 on page 179), were financed by reliable and stable sources of funding.

There were no material movements in the first half of 2013 and all principal banking entities remained within their advances to core funding limit.

Advances to core funding limits set for principal operating entities at 30 June 2013 ranged between 80% and 115%.

Advances to core funding ratios38

	Half-year to
	30 Jun 2013	30 Jun 2012	31 Dec 2012
	%	%	%

HSBC UK39
Period-end	104	104	106
Maximum	107	104	106
Minimum	103	100	103
Average	105	102	105

The Hongkong and Shanghai Banking Corporation[40]
Period-end	77	74	73
Maximum	77	75	74
Minimum	73	71	73
Average	74	73	73

HSBC USA[41]
Period-end	84	68	78
Maximum	84	86	78
Minimum	78	68	68
Average	80	80	74

Total of HSBC’s other principal entities[42]
Period-end	92	88	91
Maximum	92	88	92
Minimum	89	85	88
Average	91	86	91

For footnotes, see page 178.

Stressed coverage ratios

The stressed coverage ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over both one-month and three-month time horizons. Operating entities are required to maintain a ratio of 100% or greater out to three months.

Inflows included in the numerator of the stressed coverage ratio are those that are assumed to be generated from liquid assets net of assumed haircuts, and cash inflows related to assets contractually maturing within the time period.

In general, customer advances are assumed to be renewed and as a result do not generate a cash inflow.

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Interim Management Report (continued)

Stressed one-month and three-month coverage ratios38

	Stressed one-month coverage ratios for the half-year to			Stressed three-month coverage ratios for the half-year to
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2013	2012	2012	2013	2012	2012
	%	%	%	%	%	%

HSBC UK39
Period-end	105	111	114	104	102	103
Maximum	114	117	114	104	103	103
Minimum	103	111	108	101	101	101
Average	108	114	111	102	102	102

The Hongkong and Shanghai Banking Corporation[40]
Period-end	113	124	129	109	123	126
Maximum	131	134	130	126	125	126
Minimum	113	123	124	109	118	122
Average	120	130	128	114	123	124

HSBC USA[41]
Period-end	111	134	126	110	130	119
Maximum	126	137	136	119	130	130
Minimum	111	115	126	109	113	119
Average	117	125	131	113	123	125

Total of HSBC’s other principal entities[42]
Period-end	114	118	127	109	110	117
Maximum	129	123	127	119	113	117
Minimum	114	118	119	109	108	109
Average	122	120	122	114	110	112

For footnotes, see page 178.

Liquid assets of HSBC’s principal operating entities

The table below shows the estimated liquidity value (before assumed haircuts) of assets categorised as liquid used for the purposes of calculating the three-month stressed coverage ratios, as defined under the LFRF.

Liquid assets of HSBC’s principal entities

	Estimated liquidity value[43]
	30 Jun 2013	30 Jun 2012	31 Dec 2012
	US$m	US$m	US$m

HSBC UK39
Level 1	142,005	120,690	138,812
Level 2	933	475	374
Level 3	44,866	9,320	27,656
	187,804	130,485	166,842

The Hongkong and Shanghai Banking Corporation[40]
Level 1	91,742	104,944	112,167
Level 2	5,131	5,928	5,740
Level 3	3,861	4,889	3,968
	100,734	115,761	121,875

HSBC USA[41]
Level 1	49,715	62,966	60,981
Level 2	12,233	16,511	15,609
Level 3	5,359	8,405	5,350
Other	5,842	6,238	6,521
	73,149	94,120	88,461

Total of HSBC’s other principal entities[42]
Level 1	140,529	118,616	154,445
Level 2	12,984	36,713	18,048
Level 3	12,693	11,205	6,468
Other	–	–	2,447

	166,206	166,534	181,408

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period and unsecured interbank loans maturing within three months are not included in liquid assets, as these assets are reflected as contractual cash inflows.

Liquid assets are held and managed on a standalone operating entity basis. Most of the liquid assets shown are held directly by each operating entity’s Balance Sheet Management function, primarily for the purpose of managing liquidity risk, in line with the LFRF.

Liquid assets also include any unencumbered liquid assets held outside Balance Sheet Management for any other purpose. The LFRF gives ultimate control of all unencumbered assets and sources of liquidity to Balance Sheet Management.

All assets held within the liquid asset portfolio are unencumbered. Liquid assets held by HSBC UK increased predominantly as a result of higher deposits, some of which have been deployed in Level 3 securities. In addition there has been a reclassification of some securities as Level 3 liquid assets (previously illiquid) as they meet the criteria of liquid assets in accordance with the LFRF.

Liquid assets held by The Hongkong and Shanghai Banking Corporation and HSBC USA decreased predominantly as surplus liquidity, as measured by the LFRF, was deployed into alternative asset classes or deployed into loans and advances to customers, as demonstrated by the increase in the respective advances to core funding ratio and/or the decrease in the respective stressed coverage ratios.

Net contractual cash flows

The following table quantifies the contractual cash flows from interbank and intra-Group loans and deposits, and reverse repo, repo (including intra- Group transactions) and short positions for the principal entities shown. These contractual cash inflows and outflows are reflected gross in the numerator and denominator, respectively, of the one-month and three-month stressed coverage ratios and should be considered alongside the level of liquid assets.

Outflows included in the denominator of the stressed coverage ratios include the principal outflows associated with the contractual maturity of wholesale debt securities reported in the table headed ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’ on page 162.

Net cash inflows/(outflows) for interbank and intra-Group loans and deposits and reverse repo, repo and short positions

	Cash flows at 30 June 2013		Cash flows at 30 June 2012		Cash flows at 31 December 2012
	within one month	from one to three months	within one month	from one to three months	within one month	from one to three months
	US$m	US$m	US$m	US$m	US$m	US$m

Interbank and intra-Group loans and deposits
HSBC UK39	(17,173)	(3,696)	(13,569)	(1,206)	(16,464)	(1,429)
The Hongkong and Shanghai Banking Corporation[40]	(4,368)	8,638	4,089	8,147	4,402	9,685
HSBC USA[41]	(23,320)	2,629	(30,186)	1,060	(30,269)	(473)
Total of HSBC’s other principal entities[42]	4,500	10,894	3,898	12,972	5,419	10,511

Reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)
HSBC UK39	(11,569)	(8,080)	(7,687)	(2,498)	(4,184)	(13,776)
The Hongkong and Shanghai Banking Corporation[40]	7,746	2,354	5,314	708	13,672	2,501
HSBC USA[41]	(10,818)	(219)	7,289	(786)	(4,003)	62
Total of HSBC’s other principal entities[42]	(42,359)	8,114	(38,184)	8,281	(31,951)	(231)

For footnotes, see page 178.

Net cash flow arising from interbank and intra-Group loans and deposits

Under the LFRF, a net cash inflow within three months arising from interbank and intra-Group loans and deposits will give rise to a lower liquid asset requirement. Conversely, a net cash outflow within three months arising from interbank and intra-Group loans and deposits will give rise to a higher liquid assets requirement.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net cash flow arising from reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)

A net cash inflow represents additional liquid resources, in addition to liquid assets, because any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period is not reflected as a liquid asset.

The impact of net cash outflow depends on whether the underlying collateral encumbered as a result will qualify as a liquid asset when released at the maturity of the repo. The majority of the Group’s repo transactions are collateralised by liquid assets and, as such, any net cash outflow shown is offset by the return of liquid assets, which are excluded from the liquid asset table above.

Contingent liquidity risk arising from committed lending facilities

The Group’s operating entities provide commitments to various counterparties. In terms of liquidity risk, the most significant risk relates to committed lending facilities which, whilst undrawn, give rise to contingent liquidity risk, as these could be drawn during a period of liquidity stress. Commitments are given to customers and committed lending facilities are provided to consolidated multi-seller conduits, established to enable clients to access a flexible market-based source of finance, consolidated SICs and third-party sponsored conduits.

The consolidated SICs primarily represent Solitaire and Mazarin (see page 147). These conduits issue asset-backed commercial paper secured against the portfolio of securities held by these conduits. At 30 June 2013, HSBC UK had undrawn committed lending facilities to these conduits of US$16bn (30 June 2012: US$20bn; 31 December 2012: US$18bn), of which Solitaire represented US$12bn (30 June 2012: US$14bn; 31 December 2012: US$13bn) and the remaining US$4bn (30 June 2012: US$6bn; 31 December 2012: US$5bn) pertained to Mazarin. At 30 June 2013, the commercial paper issued by Solitaire and Mazarin was entirely held by HSBC UK. Since HSBC controls the size of the portfolio of securities held by these conduits, no contingent liquidity risk exposure arises as a result of these undrawn committed lending facilities.

The table below shows the level of undrawn commitments to customers outstanding for the five largest single facilities and the largest market sector, and the extent to which they are undrawn.

The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure

	HSBC UK39			HSBC USA[41]			HSBC Canada			The Hongkong and Shanghai Banking Corporation[40]
	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Conduits
Client-originated assets
– total lines	7.9	10.0	7.8	3.1	1.7	2.3	0.9	0.9	1.0	–	–	–
– largest individual lines	0.7	0.6	0.7	0.5	0.5	0.5	0.7	0.8	0.8	–	–	–
HSBC-managed assets
– total lines	16.1	20.0	18.1	–	–	–	–	–	–	–	–	–
Other conduits
– total lines	–	–	–	0.8	1.0	0.8	–	–	–	–	–	–

Single-issuer liquidity facilities
– five largest[44]	6.6	4.0	6.0	6.2	5.9	6.0	1.4	1.7	1.7	2.8	1.6	2.1
– largest market sector[45]	11.7	8.4	11.0	7.2	7.1	7.5	3.7	4.2	4.5	2.2	2.5	2.4

For footnotes, see page 178.

Sources of funding

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The funding sources and uses table, which provides a consolidated view of how our balance sheet is funded, should be read in the light of the

HSBC HOLDINGS PLC

Interim Management Report (continued)

LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. The assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

The level of customer accounts continued to exceed the level of loans and advances to customers.

Excluding the effect of repos from customer accounts and reverse repos from loans and advances to customers, the adjusted advances to deposits ratio at 30 June 2013 was 74.1% (30 June 2012; 73.9%; 31 December 2012: 73.4%). The positive funding gap was predominantly deployed into liquid assets; cash and balances with central banks and financial investments, as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

Funding sources and uses

	At	At	At
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Sources
Customer accounts	1,316,182	1,278,489	1,340,014
– repos	49,277	26,426	28,618
– cash deposits	1,266,905	1,252,063	1,311,396

Deposits by banks	110,023	123,553	107,429
– repos	17,314	17,054	11,949
– cash deposits	92,709	106,499	95,480

Debt securities issued	109,389	125,543	119,461

Liabilities of disposal groups held for sale	19,519	12,599	5,018

Subordinated liabilities	28,821	29,696	29,479

Financial liabilities designated at fair value	84,254	87,593	87,720

Liabilities under insurance contracts	69,771	62,861	68,195

Trading liabilities	342,432	308,564	304,563
– repos	134,506	112,628	130,223
– stock lending	10,097	6,013	6,818
– settlement accounts	41,092	35,162	17,108
– other trading liabilities	156,737	154,761	150,414

Total equity	182,361	173,766	183,129

	2,262,752	2,202,664	2,245,008

	At	At	At
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Uses
Loans and advances to customers	969,382	974,985	997,623
– reverse repos	31,088	49,320	34,651
– loans or other receivables	938,294	925,665	962,972

Loans and advances to banks	185,122	182,191	152,546
– reverse repos	57,312	42,429	35,461
– loans or other receivables	127,810	139,762	117,085

Assets held for sale	20,377	12,383	19,269

Trading assets	432,601	391,371	408,811
– reverse repos	104,273	104,335	118,681
– stock borrowing	17,372	16,509	16,071
– settlement accounts	53,749	32,547	14,510
– other trading assets	257,207	237,980	259,549

Financial investments	404,214	393,736	421,101

Cash and balances with central banks	148,285	147,911	141,532

Net deployment in other balance sheet assets and liabilities	102,771	100,087	104,126

	2,262,752	2,202,664	2,245,008

Wholesale term debt maturity profile

The maturity profile of the Group’s wholesale term debt obligations is set out below in the table headed ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’.

The balances in the table will not agree directly with those in our consolidated balance sheet as the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

The basis of preparation of this table has changed from that presented in the Annual Report and Accounts 2012, which included future coupon payments in addition to the principal amounts. The inclusion of principal amounts only is more consistent with how the Group manages the associated liquidity and funding risk.

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Interim Management Report (continued)

Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities

	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due after 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Debt securities issued	25,197	16,162	18,123	14,894	9,158	30,335	44,591	27,194	185,654
– unsecured CDs and CP	9,228	9,146	9,505	3,578	3,664	2,584	2,326	–	40,031
– unsecured senior medium-term notes (‘MTN’s)	2,636	3,570	6,947	8,745	3,607	19,219	31,828	18,708	95,260
– unsecured senior structured notes	435	705	646	1,164	1,344	2,936	4,868	6,059	18,157
– secured covered bonds	–	397	667	939	287	3,179	3,459	425	9,353
– secured asset-backed commercial paper (‘ABCP’)	12,725	2,159	–	–	–	–	–	495	15,379
– secured ABS	70	142	315	461	181	1,384	1,517	92	4,162
– others	103	43	43	7	75	1,033	593	1,415	3,312

Subordinated liabilities	–	10	–	26	1,170	336	4,349	39,084	44,975
– subordinated debt securities	–	10	–	26	1,170	336	3,349	32,560	37,451
– preferred securities	–	–	–	–	–	–	1,000	6,524	7,524

	25,197	16,172	18,123	14,920	10,328	30,671	48,940	66,278	230,629

At 30 June 2012
Debt securities issued	16,541	25,847	16,662	8,738	16,658	31,681	59,260	28,484	203,871
– unsecured CDs and CP	10,280	9,086	7,138	2,367	3,795	3,752	2,813	–	39,231
– unsecured senior MTNs	2,216	4,856	6,052	4,557	9,718	21,180	41,041	18,985	108,605
– unsecured senior structured notes	472	897	2,045	1,291	1,549	1,773	4,126	6,640	18,793
– secured covered bonds	–	–	1,027	–	1,105	2,527	6,671	793	12,123
– secured ABCP	2,985	10,477	–	–	–	–	–	278	13,740
– secured ABS	85	168	226	377	486	1,262	2,610	611	5,825
– others	503	363	174	146	5	1,187	1,999	1,177	5,554

Subordinated liabilities	306	–	2,881	43	–	1,150	2,425	41,148	47,953
– subordinated debt securities	306	–	2,881	43	–	1,150	1,425	33,386	39,191
– preferred securities	–	–	–	–	–	–	1,000	7,762	8,762

	16,847	25,847	19,543	8,781	16,658	32,831	61,685	69,632	251,824

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due after 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2012
Debt securities issued	19,280	20,724	22,479	10,269	14,934	27,716	56,543	25,970	197,915
– unsecured CDs and CP	3,736	12,176	6,707	1,632	1,709	3,502	763	–	30,225
– unsecured senior MTNs	201	5,360	12,655	6,772	10,411	15,318	41,381	17,299	109,397
– unsecured senior structured notes	487	1,112	1,694	1,075	897	2,584	5,779	6,208	19,836
– secured covered bonds	–	–	1,133	422	758	3,578	4,557	826	11,274
– secured ABCP	14,583	1,891	–	–	–	–	–	–	16,474
– secured ABS	104	175	211	339	633	1,677	2,072	525	5,736
– others	169	10	79	29	526	1,057	1,991	1,112	4,973

Subordinated liabilities	7	44	–	–	10	1,296	2,550	43,949	47,856
– subordinated debt securities	7	44	–	–	10	1,296	1,550	36,005	38,912
– preferred securities	–	–	–	–	–	–	1,000	7,944	8,944

	19,287	20,768	22,479	10,269	14,944	29,012	59,093	69,919	245,771

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk

	Page	Tables	Page

Market risk in the first half of 2013	165

Trading and non-trading portfolios	165	Types of risk by global business	165
Market risk reporting measures	165	Overview of risk reporting	165
Market risk linkages to the accounting balance sheet	165

Trading portfolios	165
Value at risk of the trading portfolios	165	Trading value at risk	165
		Daily VAR (trading portfolios)	165
		Daily revenues and daily distribution of Global Markets’ trading and other trading revenues	166
		VAR by risk type for trading activities	167
Stressed value at risk of the trading portfolio	167	Stressed value at risk (1-day equivalent)	167

Non-trading portfolios	167
Value at risk of the non-trading portfolios	167	Non-trading value at risk	167
		Daily VAR (non-trading portfolios)	167
Credit spread risk for available-for-sale debt securities	168

Equity securities classified as available for sale	168	Fair value of equity securities	168

Structural foreign exchange exposures	168

Non-trading interest rate risk	168

Balance Sheet Management	169	Analysis of third-party assets in Balance Sheet Management	169

Sensitivity of net interest income	170	Sensitivity of projected net interest income	170
		Sensitivity of reported reserves to interest rate movements	171

Defined benefit pension schemes	171	HSBC’s defined benefit pension schemes	171

Additional market risk measures applicable only to the parent company	171
Foreign exchange risk	171	HSBC Holdings – foreign exchange VAR	171
Interest rate repricing gap table	172	Repricing gap analysis of HSBC Holdings	172

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There have been no material changes to our policies and practices for the management of market risk as described in the Annual Report and Accounts 2012.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•	Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.

•

Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 175).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures, including:

•	sensitivity measures include sensitivity of net interest income and sensitivity for structural foreign exchange, which are used to monitor the market risk positions within each risk type;

•

value at risk (‘VAR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•

in recognition of VAR’s limitations we augment VAR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the slowdown in mainland China and the potential effects of a sovereign debt default, including its wider contagion effects.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 265 of the Annual Report and Accounts 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk in the first half of 2013

Following a pattern observed recently, 2013 started with generally positive market sentiment despite concerns around the US fiscal cliff, the bailout of Cyprus and slowing economic growth in Europe and major emerging markets. The accommodative policies followed by leading central banks provided the backdrop for major equity markets reaching recent highs, while credit spreads narrowed further and long-term interest rates fell. Generally low returns led investors to continue to search for yield, which resulted in strong levels of demand for high yielding debt.

The second quarter was characterised by increased turbulence in currency markets triggered by expansionary monetary policy in Japan and the US Federal Reserve discussing tapering off its asset purchase programme. The latter led to US longer term interest rates climbing rapidly, driving up yield curves in most developed and emerging markets. This led to volatilities increasing across most asset classes.

Against the backdrop of rising volatility in global financial markets, the equity business maintained a defensive risk profile and foreign exchange exposures remained low, leading to lower trading VAR. Non-trading VAR increased during the period as a result of rising levels of interest rate volatility, together with the extension of the asset profile in the non-trading book.

Trading and non-trading portfolios

The following tables provide an overview of the types of risks within the different global businesses.

Types of risk by global business

Risk types	Global businesses

Trading risk	GB&M including Balance
– Foreign exchange and commodities	Sheet Management (‘BSM’)
– Interest rate
– Equities
– Credit spread

Non-trading risk	GB&M including BSM,
– Foreign exchange (structural)	RBWM, CMB and GPB
– Interest rate
– Credit spread

Market risk reporting measures

The following table provides an overview of the reporting of risks within this section:

Overview of risk reporting

Portfolio
	Trading	Non-trading

Risk type
Foreign exchange and commodity	VAR	VAR
Interest rate	VAR	VAR/ Sensitivity
Equity	VAR	Sensitivity
Credit spread	VAR	VAR
Structural foreign exchange	n/a	Sensitivity

The reporting of commodity risk is consolidated with foreign exchange risk. There is no commodity risk in the non-trading portfolios. The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 172.

Market risk linkages to the accounting balance sheet

The market risk linkages to the accounting balance sheet are described on page 219 in the Annual Report and Accounts 2012.

For a description of the parameters used in calculating VAR, see the Appendix to Risk on page 266 of the Annual Report and Accounts 2012.

Trading portfolios

Value at risk of the trading portfolios

Trading value at risk

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m

At period-end	52.9	69.2	78.8
Average	50.1	88.7	60.1
Minimum	41.4	62.0	47.3
Maximum	71.5	130.9	79.1

The daily levels of trading VAR over the course of 2012 and the first half of 2013 are set out in the graph below.

Daily VAR (trading portfolios)

HSBC HOLDINGS PLC

Interim Management Report (continued)

Almost all trading VAR resides within Global Markets. The VAR for trading activity at 30 June 2013 was lower than at 31 December 2012 due primarily to the benefit of the defensive contribution from the equity business and reduced positions in the foreign exchange business. These contributions and higher diversification benefit across asset classes led to VAR trending lower during the period, even though financial markets became more volatile.

We routinely validate the accuracy of our VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. We would expect on average to see two to three losses in excess of VAR at the 99% confidence level, over a one-year period. The actual number of losses in excess of VAR over this period can therefore be used to gauge how well the models are performing. In the first half of 2013, there were no exceptions at the Group level.

For footnotes, see page 178.

HSBC HOLDINGS PLC

Interim Management Report (continued)

VAR by risk type for trading activities49

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[50]	Total[51]
	US$m	US$m	US$m	US$m	US$m	US$m

First half of 2013	14.9	35.5	4.2	18.1	(19.7)	52.9
Average	15.2	33.0	5.1	17.6	(20.9)	50.1
Minimum	8.8	22.8	2.2	11.9	–	41.4
Maximum	25.8	52.3	14.1	25.5	–	71.5

First half of 2012	28.8	42.9	13.8	26.4	(42.7)	69.2
Average	30.0	45.0	5.9	37.4	(29.7)	88.7
Minimum	14.4	33.3	2.7	22.4	–	62.0
Maximum	46.0	60.0	13.8	77.9	–	130.9

Second half of 2012	20.5	37.5	17.7	16.1	(12.9)	78.8
Average	17.3	40.3	12.5	16.5	(26.4)	60.1
Minimum	6.9	29.5	6.0	12.2	–	47.3
Maximum	29.6	54.9	24.9	29.1	–	79.1

For footnotes, see page 178.

Stressed value at risk of the trading portfolios

Stressed VAR is primarily used for regulatory capital purposes but is integrated into the risk management process to facilitate efficient capital management and to highlight potentially risky positions based on previous market volatility. Stressed VAR complements other risk measures by providing the potential losses arising from market turmoil. Calculations are based on a continuous one-year period of stress for the trading portfolio, based on the assessment at the Group level of the most volatile period in recent history.

Stressed value at risk (1-day equivalent)

	At	At
	30 Jun	31 Dec
	2013	2012
	US$m	US$m

At period-end	74.7	172.4

Stressed VAR significantly reduced during the first quarter of 2013 following the defensive positions taken by the Equity and Foreign Exchange businesses. As a consequence, the overall risk profile minimised the losses from highly volatile periods and led to a relatively low stressed VAR when compared with trading VAR. The risk profile was unchanged during the second quarter and the stressed VAR remained stable.

Non-trading portfolios

Value at risk of the non-trading portfolios

Non-trading value at risk

	At	At	At
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

At period-end	194.9	204.6	119.2
Average	141.4	237.3	159.7
Minimum	114.7	181.9	118.1
Maximum	212.7	322.5	206.4

The daily levels of non-trading VAR over the course of 2012 and the first half of 2013 are set out in the graph below.

Daily VAR (non-trading portfolios)

Most of the Group non-trading VAR relates to Balance Sheet Management or local treasury management functions. Contributions to Group non-trading VAR are driven by interest rates and credit spread risks arising from all global businesses.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The increase of non-trading VAR during the first half of 2013 was due mainly to the effect of higher levels of volatility in interest rates utilised in the VAR calculations, together with the extension of the asset profile in the non-trading book.

Non-trading VAR includes the interest rate risk of non-trading financial instruments held by the global businesses and transferred into portfolios managed by Global Markets or local treasury functions. In measuring, monitoring and managing risk in our non-trading portfolios, VAR is just one of the tools used. The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of Balance Sheet Management.

Non-trading VAR excludes equity risk on available-for-sale securities, structural foreign exchange risk and interest rate risk on fixed rate securities issued by HSBC Holdings, the management of which is described in the relevant sections below. These sections together describe the scope of HSBC’s management of market risks in non-trading books.

Credit spread risk for available-for-sale debt securities

Credit spread VAR for available-for-sale debt securities, excluding those held in insurance operations, is included in the Group non-trading VAR. However, SICs are not included.

At 30 June 2013, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VAR, was US$126m (30 June 2012: US$212m; 31 December 2012: US$150m). This sensitivity was calculated before taking into account losses which would have been absorbed by the capital note holders. Excluding the gross exposure for SICs consolidated in our balance sheet, this exposure reduced to US$109m (30 June 2012: US$165m; 31 December 2012: US$119m).

The decrease in this sensitivity at 30 June 2013 compared with 31 December 2012 was due mainly to the effect of the lower credit spread baselines and volatilities utilised in the VAR calculation during 2013.

At 30 June 2013, the capital note holders would absorb the first US$2.2bn (30 June 2012: US$2.2bn; 31  December 2012: US$2.3bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

Fair values of equity securities

	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012
	US$bn	US$bn	US$bn

Private equity holdings[52]	2.9	3.0	2.9
Funds invested for short- term cash management	0.1	0.1	0.2
Investment to facilitate ongoing business[53]	1.1	1.1	1.1
Other strategic investments	5.3	2.5	1.6

Total	9.4	6.7	5.8

For footnotes, see page 178.

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. The table above sets out the maximum possible loss on shareholders’ equity from available- for-sale equity securities. The increase in other strategic investments is largely due to the reclassification of our investment in Industrial Bank.

Structural foreign exchange exposures

Our policies and procedures for managing structural foreign exchange exposures are described on page 268 in the Annual Report and Accounts 2012. For details of structural foreign exchange exposures see page 493 in the Annual Report and Accounts 2012.

Non-trading interest rate risk

The Asset, Liability and Capital Management department is responsible for measuring and controlling non-trading interest rate risk under the supervision of the Risk Management Meeting of the GMB. Its primary responsibilities are:

•	to define the rules governing the transfer of interest rate risk from the global businesses to BSM;

•	to ensure that all market interest rate risk that can be hedged is transferred from the global businesses to BSM; and

HSBC HOLDINGS PLC

Interim Management Report (continued)

•	to define the rules and metrics for monitoring the residual interest rate risk in the global businesses.

The different types of non-trading interest rate risk and the controls which we use to quantify and limit exposure to these risks can be categorised as follows:

•	risk which is transferred to BSM and managed by BSM within a defined risk mandate (see below);

•

risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk is captured by our net interest income or Economic Value of Equity (‘EVE’) sensitivity, and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

•

basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to the Asset and Liability Management Committee (‘ALCO’). A typical example would be a managed rate savings product transfer-priced using a Libor-based interest rate curve; and

•

model risks which cannot be captured by net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or pipeline risk.

Balance Sheet Management

Effective governance across BSM is supported by the dual reporting lines it has to the CEO of GB&M and to the Group Treasurer. In each operating entity, BSM is responsible for managing liquidity and funding under the supervision of the local ALCO. It also manages the structural interest rate position of the entity within a Global Markets limit structure.

BSM reinvests excess liquidity into highly rated liquid assets. The majority of the liquidity is invested in central bank deposits and government, supranational and agency securities with most of the remainder held in short-term interbank and central bank loans.

Analysis of third-party assets in Balance Sheet Management

	At 30 Jun 2013	At 31 Dec 2012
	US$m	US$m

Cash and balances at central banks	118,139	93,946
Trading assets	7,830	8,724
Financial assets designated at fair value	73	74
Loans and advances:
– to banks	75,195	72,771
– to customers	23,805	22,052
Financial investments	279,051	293,421
Other	3,284	2,948
	507,377	493,936

Central bank deposits are accounted for as cash balances. Interbank loans and loans to central banks are accounted for as loans and advances to banks. BSM’s holdings of securities are accounted for as available-for-sale or, to a lesser extent, held-to- maturity assets.

BSM is permitted to use derivatives as part of its mandate to manage interest rate risk. Derivative activity is predominantly through the use of vanilla interest rate swaps which are part of cash flow hedging and fair value hedging relationships.

Credit risk in BSM is predominantly limited to short-term bank exposure created by interbank lending and exposure to central banks, high quality sovereigns, supranationals or agencies. These constitute the majority of BSM’s liquidity portfolio. BSM does not manage the structural credit risk of any Group entity balance sheets.

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The risk limits are extremely limited and closely monitored. At 30 June 2013 and 31 December 2012 BSM had no open credit derivative index risk.

VAR is calculated on both trading and non-trading positions held in BSM. It is calculated by applying the same methodology used for the Global Markets business and is utilised as a tool for market risk control purposes.

BSM holds trading portfolio instruments in only very limited circumstances. Positions and the associated VAR were not significant during the first half of 2013.

Sensitivity of net interest income

The table below sets out the effect on our future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2013. Assuming no management response, a sequence of such rises would increase planned net interest income for the 12 months to 30 June 2014 by US$1,155m (to 31 December 2013: US$1,403m), while a sequence of such falls would decrease planned net interest income by US$1,544m (31 December 2013: US$1,550m). These figures incorporate the effect of any option features in the underlying exposures.

Sensitivity of projected net interest income54

	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Change in July 2013 to June 2014 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	112	56	283	152	593	(41)	1,155
– 25 basis points	(351)	(65)	(399)	(181)	(524)	(24)	(1,544)

Change in January 2013 to December 2013 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	133	64	246	237	679	44	1,403
– 25 basis points	(366)	(52)	(305)	(168)	(602)	(57)	(1,550)

For footnote, see page 178.

The interest rate sensitivities set out in the table above are indicative and based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 269 of the Annual Report and Accounts 2012.

The change in the sensitivity of the Group’s net interest income to the change in rates shown in the table above is largely driven by changes in BSM exposure, in balance sheet composition and in yield curves. Net interest income and its associated sensitivity as reflected in the table above include the expense of internally funding trading assets, while related revenue is reported in ‘Net trading income’.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. The table below describes the sensitivity of our reported reserves to these movements and the maximum and minimum month-end figures during the period.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Sensitivity of reported reserves to interest rate movements54

			Impact in the preceding 6 months
	US$m		Maximum US$m		Minimum US$m

At 30 June 2013
+ 100 basis point parallel move in all yield curves	(5,991)		(5,991)		(5,507)
As a percentage of total shareholders’ equity	(3.4%	)	(3.4%	)	(3.2%	)

– 100 basis point parallel move in all yield curves	5,752		5,752		4,910
As a percentage of total shareholders’ equity	3.3%		3.3%		2.8%

At 30 June 2012
+ 100 basis point parallel move in all yield curves	(5,199)		(5,748)		(5,199)
As a percentage of total shareholders’ equity	(3.1%	)	(3.4%	)	(3.1%	)

– 100 basis point parallel move in all yield curves	4,879		5,418		4,879
As a percentage of total shareholders’ equity	2.9%		3.3%		2.9%

At 31 December 2012
+ 100 basis point parallel move in all yield curves	(5,602)		(5,748)		(5,166)
As a percentage of total shareholders’ equity	(3.2%	)	(3.3%	)	(2.9%	)

– 100 basis point parallel move in all yield curves	4,996		5,418		4,734
As a percentage of total shareholders’ equity	2.9%		3.1%		2.7%

For footnote, see page 178.

The sensitivities above are indicative and based on simplified scenarios. The table shows the potential sensitivity of reported reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the specified shifts in yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Defined benefit pension schemes

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

	At 30 Jun 2013	At 30 Jun 2012	At 31 Dec 2012
	US$bn	US$bn	US$bn

Liabilities (present value)	37.1	35.9	38.1
	%	%	%
Assets:
Equity investments	19	17	18
Debt securities	71	72	71
Other (including property)	10	11	11
	100	100	100

For details of the latest actuarial valuation of the HSBC Bank (UK) Pension Scheme and other defined benefit plans, see page 415 in the Annual Report and Accounts 2012.

Additional market risk measures applicable only to the parent company

The principal tools used in the management of market risk are VAR for foreign exchange rate risk, and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap repricing for interest rate risk.

Foreign exchange risk

Total foreign exchange VAR arising within HSBC Holdings in the first half of 2013 was as follows:

HSBC Holdings – foreign exchange VAR

	Half-year to
	30 Jun 2013	30 Jun 2012	31 Dec 2012
	US$m	US$m	US$m

At period end	46.9	39.4	69.9
Average	52.6	48.2	52.2
Minimum	46.6	39.4	39.2
Maximum	64.1	54.2	69.9

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Interest repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR but is managed on a repricing gap basis.

The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1 to 5 years	5 to 10 years	More than 10 years	Non-interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Total assets	142,080	43,355	310	2,183	594	95,638
Total liabilities and equity	(142,080)	(11,716)	(7,215)	(7,681)	(13,838)	(101,630)
Off-balance sheet items attracting interest rate sensitivity	–	(16,799)	3,977	7,681	4,079	1,062

Net interest rate risk gap	–	14,840	(2,928)	2,183	(9,165)	(4,930)

Cumulative interest rate gap	–	14,840	11,912	14,095	4,930	–

At 30 June 2012
Total assets	125,392	26,223	1,450	1,010	612	96,097
Total liabilities and equity	(125,392)	(7,333)	(7,051)	(11,052)	(14,005)	(85,951)
Off-balance sheet items attracting interest rate sensitivity	–	(18,331)	4,632	8,575	4,200	924

Net interest rate risk gap	–	559	(969)	(1,467)	(9,193)	11,070

Cumulative interest rate gap	–	559	(410)	(1,877)	(11,070)	–

At 31 December 2012
Total assets	139,484	38,785	300	2,208	630	97,561
Total liabilities and equity	(139,484)	(13,913)	(8,790)	(9,818)	(14,180)	(92,783)
Off-balance sheet items attracting interest rate sensitivity	–	(18,583)	6,348	7,341	4,325	569

Net interest rate risk gap	–	6,289	(2,142)	(269)	9,225	5,347

Cumulative interest rate gap	–	6,289	4,147	3,878	(5,347)	–

Operational risk

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

Activity to embed our operational risk management framework policies and procedures continued in the first half of 2013.

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 270 of the Annual Report and Accounts 2012.

Operational risk in the first half of 2013

During the first half of 2013, our operational top and emerging risk profile continued to be dominated by compliance and legal risks. Additional losses, at a level lower than seen in 2012, were realised in the first half of 2013 relating to the possible mis-selling of PPI policies in the UK in previous years. In relation to the DPAs, the Group has committed to take, or continue to adhere to, a number of remedial measures. Breach of the DPAs at any time during their terms may allow the DoJ or the New York County District Attorney’s Office to prosecute HSBC in relation to the matters which are the subject of DPAs. Various regulators and competition authorities around the world are also investigating and reviewing certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor, and other benchmark

HSBC HOLDINGS PLC

Interim Management Report (continued)

interest and foreign exchange rates. In response, we have undertaken a number of initiatives by which we seek to address the issues identified, including creating a new global management structure, enhancing our governance and oversight, increasing our Compliance function resource, emphasising HSBC Values and designing and implementing new Global Standards.

Other featured operational risks include:

•

challenges to achieving our strategy in a downturn: businesses and geographical regions have prioritised strategy and annual operating plans to reflect current economic conditions. Performance against plan is monitored through a number of means including the use of balanced scorecards and performance reporting at all relevant management committees;

•

internet crime and fraud: increased monitoring and additional controls including internet banking controls have been implemented to enhance our defences against external attack and reduce the level of losses in these areas;

•

level of change creating operational complexity: risk functions are engaged with business management in business transformation initiatives to ensure robust internal controls are maintained, including through participation in all relevant management committees. The Global Transactions Team has developed an enhanced risk management framework to be applied to the management of disposal risks; and

•

information security: in common with other banks and multinational organisations, we face a growing threat of cyber attacks. Significant investment has already been made in improving controls, including increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows. This area will continue to be a focus of ongoing initiatives to strengthen the control environment.

Other operational risks are also monitored and managed through the use of the operational risk management framework, including investments made to further improve the resilience of our payments infrastructure.

Legal proceedings are discussed in Note 24 on the Financial Statements and further details regarding compliance risk are set out below.

Compliance risk

Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

In line with our ambition to be the world’s leading international bank, we have committed to adopt and enforce industry leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure.

We had already made progress on this during 2012 with the appointment of a new Head of Group Financial Crime Compliance with particular expertise and experience in US law and regulation. This was followed by the appointment of a new Global Head of Regulatory Compliance and in April 2013, we commenced the restructuring of our existing Compliance sub-function within Global Risk into two new sub-functions: Financial Crime Compliance and Regulatory Compliance, jointly supported by Compliance Shared Services. This restructuring is ongoing and will allow us to:

•	manage different types of regulatory and financial crime compliance risk more effectively;

•	focus our efforts appropriately in addressing the issues highlighted by regulatory investigations and reviews, internal audits and risk assessments of our past business activities; and

•	ensure we have in place clear, robust accountability and appropriate expertise and processes for all areas of compliance risk.

Financial Crime Compliance will focus on setting policy and managing risks in the following areas:

•	anti-money laundering, counter terrorist financing and proliferation finance;

•	sanctions; and

•	anti-bribery and corruption.

Regulatory Compliance will focus on setting policy and managing risks in the following areas:

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Interim Management Report (continued)

•	168

•	conduct of business;

•	market conduct; and

•	general regulatory compliance management including stakeholder support.

We have also continued to invest in the Compliance sub-functions, having doubled spending on the function generally between 2010 and 2012 and increased headcount by over 250% between 2010 and 30 June 2013. This further investment will continue throughout 2013.

In conjunction with the continued implementation of the wider Group strategy, including measures to implement global standards, streamline processes and procedures and simplify our global business activity through the disposal or closure of non-strategic and/or underperforming positions or businesses, these measures should position us well to meet significantly increased levels of new regulation and of activity from regulators and law enforcement agencies in pursuing investigations in relation to possible breaches of regulation. In addition, they will ensure we have in place the appropriate people, processes, systems and training to manage emerging risks, new products and businesses and evolving markets.

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being and will continue to be made in ensuring that we are well placed to effectively manage those risks.

Reputational risk

Reputational risk can arise from issues, activities and associations that might pose a threat to the reputation of the Group, locally, regionally or internationally.

As noted in the compliance risk section above, we have continued to take steps to tackle the root causes of the deficiencies that, amongst other things, led to the Group entering into DPAs with various US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law in December 2012.

A number of measures to address the requirements of the DPAs and otherwise to enhance our anti-money laundering and sanctions compliance framework have been taken and/or are ongoing. These measures, which should also serve over time to enhance our reputational risk management, include the following:

•

simplifying our business through the ongoing implementation of our Group strategy, including the adoption of a global risk filter which should help to standardise our approach to doing business in higher risk countries;

•	a substantial increase in resources and investment allocated to the Compliance function, and its reorganisation into two sub-functions (see ‘Compliance risk’ above);

•	an increase in dedicated reputational risk resources in each region in which we operate;

•

the continued roll out of training and communication about the HSBC Values programme that defines the way everyone in the Group should act and seeks to ensure that the Values are embedded into our business as usual operations; and

•

the ongoing development and implementation of the Global Standards by which we conduct our businesses. This includes ensuring there is a globally consistent approach to knowing and retaining our customers and enforcing a consistent global sanctions policy.

Detecting and preventing illicit actors’ access to the global financial system calls for constant vigilance and HSBC will continue to cooperate closely with all governments to achieve success. This is integral to the execution of HSBC’s strategy, to our core values and to preserving and enhancing our reputation.

The reputational risk policies and practices remain unchanged from those reported on page 278 of the Annual Report and Accounts 2012, with the following exception. The Regional Reputational Risk Policy Committees, with the exception of Asia-Pacific, have been demised and their role has been subsumed into Regional Risk Management Committees. Minutes in respect of reputational issues from the regional committees continue to be tabled at Group Reputational Risk Policy Committee.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk management of insurance operations

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There have been no material changes to our policies and practices for the management of insurance risk, including the risks relating to different life and non-life products.

A summary of HSBC’s policies and practices regarding insurance risk and the main contracts we manufacture is provided in the Appendix to Risk on page 273 of the Annual Report and Accounts 2012.

HSBC’s bancassurance model

We operate an integrated bancassurance model which provides wealth and protection insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, predominantly by RBWM and CMB, through our branches and direct channels worldwide.

The insurance contracts we sell largely relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts as part of the underwriting profit, investment income and distribution commission are kept within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage through a handful of leading external insurance companies to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and profit-share.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, UK, Hong Kong and Singapore). Our life insurance manufacturing entities in the US previously reported as ‘held for sale’ were sold in the first half of 2013.

Insurance risk in the first half of 2013

Risks in these operations are managed within the insurance entities using methodologies and processes appropriate to the insurance activities, but remain subject to oversight at Group level.

The principal insurance risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising discretionary participation (or bonus) features (‘DPF’) within the policy.

The following table analyses our life insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of life insurance risk – liabilities to policyholders55,56

	Europe	Hong Kong	Rest of Asia- Pacific	Latin America	Total
	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Life (non-linked)	1,293	27,575	1,705	2,142	32,715
– insurance contracts with DPF[57]	354	25,366	502	–	26,222
– credit life	131	–	68	–	199
– annuities	585	–	127	1,501	2,213
– term assurance and other long-term contracts	223	2,209	1,008	641	4,081

Life (linked)	3,402	3,676	627	4,995	12,700

Investment contracts with DPF[57,58]	24,330	–	–	–	24,330

Insurance liabilities to policyholders	29,025	31,251	2,332	7,137	69,745

At 30 June 2012
Life (non-linked)	1,185	23,645	1,432	2,079	28,341
– insurance contracts with DPF[57]	329	22,028	395	–	22,752
– credit life	167	–	59	–	226
– annuities	547	–	110	1,512	2,169
– term assurance and other long-term contracts	142	1,617	868	567	3,194

Life (linked)	2,774	3,713	532	4,905	11,924
Investment contracts with DPF[57,58]	21,898	–	8	–	21,906

Insurance liabilities to policyholders	25,857	27,358	1,972	6,984	62,171

At 31 December 2012
Life (non-linked)	1,319	25,615	1,587	2,163	30,684
– insurance contracts with DPF[57]	353	23,685	439	–	24,477
– credit life	160	–	61	–	221
– annuities	586	–	122	1,579	2,287
– term assurance and other long-term contracts	220	1,930	965	584	3,699

Life (linked)	3,249	3,786	594	5,427	13,056

Investment contracts with DPF[57,58]	24,370	–	4	–	24,374

Insurance liabilities to policyholders	28,938	29,401	2,185	7,590	68,114

For footnotes, see page 178.

Our most significant life insurance products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Balance sheet of insurance manufacturing subsidiaries by type of contract

A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching.

The table below shows the composition of assets and liabilities by contract type and demonstrates that there were sufficient assets to cover the liabilities to policyholders in each case at 30 June 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annu- ities	Term assur- ance[59]	Non- life	With DPF[58]	Unit- linked	Other	Other assets[60]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Financial assets	25,918	12,451	1,733	4,365	45	23,636	8,782	4,303	5,511	86,744
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	3,628	12,258	524	670	14	6,389	8,349	1,550	1,425	34,807
– derivatives	13	3	–	1	–	191	6	1	59	274
– financial investments	19,053	–	955	3,402	5	15,518	–	1,906	3,193	44,032
– other financial assets	3,224	190	250	292	26	1,538	427	846	834	7,627

Reinsurance assets	174	327	493	339	7	–	–	–	3	1,343
PVIF[61]	–	–	–	–	–	–	–	–	4,874	4,874
Other assets and investment properties	730	10	28	105	–	694	28	26	452	2,073

Total assets	26,822	12,788	2,254	4,809	52	24,330	8,810	4,329	10,840	95,034

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,601	3,740	–	12,341
– carried at amortised cost	–	–	–	–	–	–	–	452	–	452
Liabilities under insurance contracts	26,222	12,700	2,213	4,280	26	24,330	–	–	–	69,771
Deferred tax	13	–	11	–	–	–	–	–	1,099	1,123
Other liabilities	–	–	–	–	–	–	–	–	1,890	1,890

Total liabilities	26,235	12,700	2,224	4,280	26	24,330	8,601	4,192	2,989	85,577

Total equity	–	–	–	–	–	–	–	–	9,457	9,457

Total equity and liabilities[62]	26,235	12,700	2,224	4,280	26	24,330	8,601	4,192	12,446	95,034

At 30 June 2012
Financial assets	22,712	11,129	1,798	3,758	1,123	21,242	8,138	4,212	6,347	80,459
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	1,989	10,905	376	571	212	5,895	7,432	1,472	2,623	31,475
– derivatives	20	1	–	–	–	216	5	91	5	338
– financial investments	16,971	–	1,083	2,929	676	13,728	–	1,847	3,122	40,356
– other financial assets	3,732	223	335	258	235	1,403	701	802	597	8,286

Reinsurance assets	13	826	464	166	102	–	–	–	73	1,644
PVIF[61]	–	–	–	–	–	–	–	–	4,426	4,426
Other assets and investment properties	422	8	19	175	145	664	30	28	2,924	4,415

Total assets	23,147	11,963	2,281	4,099	1,370	21,906	8,168	4,240	13,770	90,944

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,057	3,679	–	11,736
– carried at amortised cost	–	–	–	–	–	–	–	430	–	430
Liabilities under insurance contracts	22,752	11,924	2,169	3,420	690	21,906	–	–	–	62,861
Deferred tax	17	–	14	10	1	–	–	–	1,011	1,053
Other liabilities	–	–	–	–	–	–	–	–	4,587	4,587

Total liabilities	22,769	11,924	2,183	3,430	691	21,906	8,057	4,109	5,598	80,667

Total equity	–	–	–	–	–	–	–	–	10,277	10,277

Total equity and liabilities[62]	22,769	11,924	2,183	3,430	691	21,906	8,057	4,109	15,875	90,944

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annu- ities	Term assur- ance[59]	Non- life	With DPF[58]	Unit- linked	Other	Other assets[60]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2012
Financial assets	24,288	12,619	1,785	4,350	356	23,620	8,780	4,315	4,692	84,805
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	2,333	12,440	571	756	196	6,043	8,206	1,486	987	33,018
– derivatives	40	4	–	6	–	117	13	86	69	335
– financial investments	18,283	–	932	3,315	73	16,022	–	1,853	2,928	43,406
– other financial assets	3,632	175	278	273	87	1,438	561	890	708	8,042

Reinsurance assets	124	593	494	320	14	–	–	–	22	1,567
PVIF[61]	–	–	–	–	–	–	–	–	4,847	4,847
Other assets and investment properties	448	7	34	110	11	754	24	28	2,420	3,836

Total assets	24,860	13,219	2,313	4,780	381	24,374	8,804	4,343	11,981	95,055

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,691	3,765	–	12,456
– carried at amortised cost	–	–	–	–	–	–	–	455	–	455
Liabilities under insurance contracts	24,477	13,056	2,287	3,920	81	24,374	–	–	–	68,195
Deferred tax	13	–	13	12	1	–	–	–	1,161	1,200
Other liabilities	–	–	–	–	–	–	–	–	2,760	2,760

Total liabilities	24,490	13,056	2,300	3,932	82	24,374	8,691	4,220	3,921	85,066

Total equity	–	–	–	–	–	–	–	–	9,989	9,989

Total equity and liabilities[62]	24,490	13,056	2,300	3,932	82	24,374	8,691	4,220	13,910	95,055

For footnotes, see below.

Footnotes to Risk

Credit risk

1	The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.
2	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$48bn (30 June 2012: US$27.9bn; 31 December 2012: US$28bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
3	The US includes residential mortgages of HSBC Bank USA and HSBC Finance. Other regions comprise Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
4	First lien residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3.1bn at 30 June 2013 (30 June 2012: US$3.2bn; 31 December 2012: US$3.2bn).
5	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
6	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘Initial Foreclosed Property Carrying Amount’). The average loss on sale of foreclosed properties is calculated as the Initial Foreclosed Properties Carrying Amount less cash proceeds divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property. The comparative data for 30 June and 31 December 2012 are restated (previously divided by the Initial Foreclosure Property Carrying Amount).
7	The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 6 and the cumulative write-downs recognised on the loans up to the time we took title to the property. This calculation of the average total loss on foreclosed properties uses the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property.
8	‘Other commercial loans and advances’ includes advances in respect of agriculture, transport, energy and utilities.
9	For the purpose of this disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 162 in the Annual Report and Accounts 2012), are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.

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Interim Management Report (continued)

10	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
11	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
12	Loans and advances to customers include asset-backed securities that have been externally rated as strong (30 June 2013: US$2.0bn; 30 June 2012: US$3.5bn; 31 December 2012: US$2.3bn), good (30 June 2013: US$348m; 30 June 2012: US$564m; 31 December 2012: US$457m), satisfactory (30 June 2013: US$338m; 30 June 2012: US$205m; 31 December 2012: US$390m), sub-standard (30 June 2013: US$493m; 30 June 2012: US$649m; 31 December 2012: US$422m) and impaired (30 June 2013: US$246m; 30 June 2012: US$227m; 31 December 2012: US$259m).
13	Other personal loans and advances include second lien mortgages and other property-related lending.
14	Included in this category are loans of US$2.1bn (30 June 2012: US$2.5bn; 31 December 2012: US$2.3bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
15	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10, retail loans 90 days or more past due, unless individually they have been assessed as not impaired (see page 127, ‘Past due but not impaired gross financial instruments’) and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 129).
16	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
17	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.
18	Net of repo transactions, settlement accounts and stock borrowings.
19	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
20	Included within ‘Exchange and other movements’ is US$0.8bn of impairment allowances reclassified to held for sale.
21	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.
22	Negative numbers are favourable: positive numbers are unfavourable.
23	Equity securities not included.
24	Included within ‘Total gross loans and advances to customers’ is credit card lending of US$28.9bn (30 June 2012: US$29.1bn; 31 December 2012: US$31.2bn).
25	The impairment allowances on loans and advances to banks at 30 June 2013 relate to the geographical regions, Europe and Middle East and North Africa (30 June 2012: Europe and Middle East and North Africa; 31 December 2012: Europe, Middle East and North Africa and North America).
26	Carrying amount of the net principal exposure.
27	Includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation (‘Freddie Mac’) and The Federal National Mortgage Association (‘Fannie Mae’).
28	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
29	‘Effect of impairments’ represents the reduction or increase in the reserve on initial impairment and subsequent reversal of impairment of the asset.
30	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
31	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.
32	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
33	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.
34	Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
35	Funded exposures represent the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.
36	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.
37	In-country liabilities in Italy include liabilities issued under local law but booked outside the country.

Liquidity and funding

38	The most favourable metrics are a smaller advances to core funding and a larger stressed one month coverage ratio.
39	HSBC UK comprises five legal entities; HSBC Bank plc (including all overseas branches), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.
40	The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
41	HSBC USA represents the HSBC USA Inc. consolidated group; predominantly HSBC USA Inc. and HSBC Bank USA, NA. The HSBC USA Inc. consolidated group is managed as a single operating entity.
42	The total shown for other principal entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
43	Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
44	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.
45	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

46	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.

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Interim Management Report (continued)

47	Revenues within the daily distribution graph include all revenues booked in Global Markets (gross of brokerage fees). The 2012 daily distribution of trading revenues excludes the effect of the one-off credit valuation adjustment on derivative assets of US$899m.
48	The standard deviation measures the variation of daily revenues about the mean value of those revenues.
49	Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
50	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VAR by individual risk type and the combined total VAR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
51	The total VAR is non-additive across risk types due to diversification effects.
52	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
53	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
54	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together.

Risk management of insurance operations

55	HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa.
56	The life insurance business in North America previously reported as held for sale was disposed of in the first half of 2013.
57	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
58	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
59	Term assurance includes credit life insurance.
60	The Other assets column shows shareholder assets as well as assets and liabilities classified as held for sale. The majority of the assets for insurance businesses classified as held for sale are reported as ‘Other assets and investment properties’ and totalled US$0.1bn at 30 June 2013 (30 June 2012: US$2.4bn; 31 December 2012: US$2.0bn). Assets classified as held for sale consist primarily of debt securities. All liabilities for insurance businesses classified as held for sale are reported in ‘Other liabilities’ and totalled US$0.1bn at 30 June 2013 (30 June 2012: US$1.6bn; 31 December 2012: US$1.2bn). The majority of these liabilities were life and non-life policyholder liabilities.
61	Present value of in-force long-term insurance contracts and investment contracts with DPF.
62	Does not include associated insurance company SABB Takaful Company or joint venture insurance company, Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Capital

HSBC HOLDINGS PLC

Interim Management Report (continued)

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory requirements.

Capital highlights

•	Core tier 1 capital ratio 12.7%, up from 12.3% at year-end 2012, as a result of capital generation and management actions.

•	Our end point CET1 ratio 10.1%, up from 9.5% at year-end 2012, as a result of similar drivers.

Capital overview

In the first half of 2013, there were no material changes to our capital management policies.

Capital ratios

	At 30 Jun 2013%	At 30 Jun 2012%	At 31 Dec 2012%

Current regime
Core tier 1 ratio	12.7	11.3	12.3
Tier 1 ratio	13.6	12.7	13.4
Total capital ratio	16.6	15.1	16.1

CRD IV
Common equity tier 1 ratio[1]	10.1	n/a	9.5

For footnote, see page 191.

In March 2013, the Financial Policy Committee (‘FPC’) directed the Prudential Regulation Authority (‘PRA’) to ensure that by December 2013 major UK banks hold capital resources equivalent to at least 7% of their risk-weighted assets, using a Basel III definition of Common Equity Tier 1 (‘CET1’) but after taking deductions to reflect the FPC’s assessment of expected future losses and future costs of conduct redress, and adjusting for a more prudent calculation of risk weights.

The PRA has now established a forward-looking Basel III end point CET1 target post-FPC adjustments for the Group. This effectively replaces the Capital Resources Floor that was set by the FSA towards the end of 2012.

Important elements of the new capital framework are yet to be clarified. There remains continued uncertainty around the precise amount of capital that banks will be required to hold. These include the quantification and interaction of capital buffers and additional regulatory adjustments. Furthermore, there are a significant number of national discretions within the legislation which the UK has yet to implement, and a number of unpublished EBA technical and implementation standards.

We currently manage our capital position to meet an internal target CET1 ratio of greater than 10% on a Basel III end point basis and continue to keep this under review.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements, and are well placed to meet those expected in the future.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 192.

Risk-weighted assets

RWAs by risk type

	At	At	At
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$m	US$m	US$m

Credit risk	867,014	931,724	898,416
Standardised approach	346,089	389,142	374,469
IRB foundation approach	10,700	8,822	10,265
IRB advanced approach	510,225	533,760	513,682

Counterparty credit risk	48,581	49,535	48,319
Standardised approach[2].	3,460	2,880	2,645
IRB approach	45,121	46,655	45,674

Market risk	70,906	54,281	54,944
Operational risk	118,263	124,356	122,264

Total	1,104,764	1,159,896	1,123,943

Of which:
– run-off portfolios	120,314	170,023	145,689
– legacy credit in GB&M	33,406	47,730	38,587
– US CML and Other	86,908	122,293	107,102
– Card and Retail Services[3]	2,858	9,917	6,858

For footnotes, see page 191.

RWAs reduced by US$19bn to US$1,105bn in the first half of 2013, due to a number of management actions, partially offset by external and internal regulatory updates and business growth.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk RWAs

	At 30 Jun 2013 US$m	At 30 Jun 2012 US$m	At 31 Dec 2012 US$m

VAR	5,743	8,201	7,616
Stressed VAR	6,936	11,466	11,048
Incremental risk charge	24,142	4,613	11,062
Comprehensive risk measure	3,063	5,354	3,387
Other VAR and stressed VAR	19,597	11,167	11,355

Internal model based	59,481	40,801	44,468

PRA standard rules	11,425	13,480	10,476

	70,906	54,281	54,944
RWAs by global businesses
	At 30 Jun 2013 US$bn	At 30 Jun 2012 US$bn	At 31 Dec 2012 US$bn

Retail Banking and Wealth Management	243.4	298.7	276.6
Commercial Banking	385.9	397.8	397.0
Global Banking and Markets	429.2	412.9	403.1
Global Private Banking	21.8	21.8	21.7

Other	24.5	28.7	25.5

	1,104.8	1,159.9	1,123.9
RWAs by geographical regions[4]
	At	At	At
	30 Jun	30 Jun	31 Dec
	2013	2012	2012
	US$bn	US$bn	US$bn

Total	1,104.8	1,159.9	1,123.9

Europe	305.4	329.5	314.7
Hong Kong	128.1	108.0	111.9
Rest of Asia-Pacific	285.0	303.2	302.2
MENA	64.2	63.0	62.2
North America	236.4	279.2	253.0
Latin America	96.7	99.8	97.9

For footnote, see page 191.

Credit risk RWAs

Credit risk RWAs are calculated using three approaches as permitted by the PRA. For consolidated Group reporting we have adopted the advanced IRB approach for the majority of our business, with a small proportion on the foundation IRB approach and the remaining portfolios being on the standardised approach.

For portfolios treated under the standardised approach, credit risk RWAs reduced by US$28bn of which US$5bn was due to foreign exchange movements. The reduction was primarily due to the reclassification of Industrial Bank from an associate to a financial investment. As a result, the holding was removed from the regulatory consolidation for RWAs and the investment was deducted from capital, resulting in a reduction in RWAs of US$38.1bn. The reduction was partially offset by loan growth in BoCom, increasing RWAs by US$12bn.

Credit risk RWA movements by key driver for portfolios treated under the IRB approach are set out in the table below. For the basis of preparation, see the Appendix to Capital on page 197. The net reduction in IRB RWAs of US$3.0bn comprised a decrease of US$11.7bn due to foreign exchange movements partially offset by a combination of the factors outlined below.

•

The Group implemented the PRA-determined 45% loss-given-default floor on sovereign exposures under the IRB approach, resulting in an RWA increase of US$19bn from external regulatory updates, affecting most regions.

•

In Hong Kong and Rest of Asia-Pacific, corporate exposures were identified which did not meet the full modelling requirements and these were subsequently moved temporarily to the standardised approach, reducing RWAs on the IRB approach by US$3.7bn and US$1.6bn respectively, with a corresponding increase in standardised RWAs. This is shown under internal regulatory updates below.

•

Disposals were a significant contributor to the reduction in RWAs during the period. In North America, in line with our objective to accelerate the run-off of the US CML portfolio, we completed the sale of a tranche of non-real estate and personal home-owner loans, reducing RWAs by US$8.2bn.

•

Book growth was the key driver of RWA increases in Hong Kong and Rest of Asia-Pacific, with higher term lending and trade finance business. In North America, the book reductions were due to the continuing run-off of the US CML portfolio, partially offset by growth in commercial lending.

•

Regulatory approval for a new exposure-at-default model for corporate customers in France reduced RWAs in Europe by US$1.8bn through lower credit conversion factors that are more reflective of historical experience.

•

Book quality remained stable overall, with offsetting effects in different regions. In North America, changes in retail customer behaviour and characteristics in the US CML portfolio resulted in a reduction in RWAs, while further

HSBC HOLDINGS PLC

Interim Management Report (continued)

reductions were due to a favourable shift in corporate portfolio quality from targeting new business with higher quality customers. In Europe, a US$5.3bn management overlay was applied for corporate exposures, increasing

RWAs in response to increased loss rates and in advance of model recalibration. This was partially offset by securitisation downgrades, moving exposures from RWAs to capital deductions.

RWA movement by key driver – credit risk – IRB only

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2013	150.7	70.2	92.1	12.6	187.1	11.2	523.9

Foreign exchange movement	(6.0)	(0.1)	(3.1)	(0.4)	(1.6)	(0.5)	(11.7)
Acquisitions and disposals	(1.6)	–	–	–	(8.2)	–	(9.8)
Book size	2.0	5.6	4.8	0.1	(5.5)	(0.4)	6.6
Book quality	2.4	2.8	0.9	1.5	(7.1)	0.1	0.6
Model updates	(1.8)	–	–	0.1	(0.2)	–	(1.9)
– portfolios moving onto IRB approach	–	–	–	–	–	–	–
– new/updated models	(1.8)	–	–	0.1	(0.2)	–	(1.9)

Methodology and policy	2.7	0.1	0.3	–	10.0	0.1	13.2
– internal regulatory updates	0.2	(3.8)	(2.2)	–	(0.2)	0.1	(5.9)
– external regulatory updates	2.5	3.9	2.5	–	10.2	–	19.1

Total RWA movement	(2.3)	8.4	2.9	1.3	(12.6)	(0.7)	(3.0)

RWAs at 30 June 2013	148.4	78.6	95.0	13.9	174.5	10.5	520.9

Counterparty credit risk and market risk RWAs

Trading portfolio movements for the modelled approaches to market risk and counterparty credit risk (‘CCR’) RWAs are outlined in the tables below.

RWA movement by key driver – counterparty credit risk – IRB only

US$bn

RWAs at 1 January 2013	45.7

Book size	1.0
Book quality	(1.0)
Model updates	–
Methodology and policy	(0.6)
– internal regulatory updates	(0.6)
– external regulatory updates	–

Total RWA movement	(0.6)

RWAs at 30 June 2013	45.1

CCR RWAs remained stable during the first half of 2013, as the increases caused by large business volumes and higher fair values were substantially offset by improved portfolio quality.

Market risk RWAs increased by US$16bn during the first half of 2013 primarily due to model and methodology changes in relation to the incremental risk charge (‘IRC’).

The IRC model was updated as part of an annual review, taking account of regulatory hypothetical portfolio exercise results. This led to the use of a stressed period for calibration of key input parameters along with an increase in granularity. These changes will capture the risk profile more accurately in a stressed environment. This has resulted in a one-time increase in IRC which is reflected in the current period. In order to reflect the changes in market condition we will continue to do periodic re-calibration as part of our model maintenance. In addition, there has been a methodology change in the basis of consolidation further increasing the IRC charge as a result of clarification of regulatory rules. The effect of these changes was partially offset by a reduction in VAR and stressed VAR due to a reduction in positions and changes in the shape of the trading portfolio.

Market risk RWA movements for portfolios not within scope of modelled approaches showed an increase of US$1.0bn. This was due to a number of small movements across multiple portfolios.

HSBC HOLDINGS PLC

Interim Management Report (continued)

RWA movement by key driver – market risk – internal model based

US$bn

RWAs at 1 January 2013	44.5

Foreign exchange movement and other	–
Movement in risk levels	(4.6)
Model updates	17.6
Methodology and policy	2.0
– internal regulatory updates	2.0
– external regulatory updates	–

Total RWA movement	15.0

RWAs at 30 June 2013	59.5

Operational risk RWAs

The reduction during the first half of 2013 was due to the acceleration of the amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012.

Movement in total regulatory capital in the first half of 2013

Source and application of total regulatory capital

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Movement in total regulatory capital
Opening core tier 1 capital	138,789	122,496	130,669
Contribution to core tier 1 capital from profit for the period	10,297	10,011	7,816
– consolidated profits attributable to shareholders of the parent company	10,284	8,438	5,589
– removal of own credit spread net of tax	13	1,573	2,227

Net dividends	(4,780)	(3,447)	(2,166)
– dividends	(5,487)	(4,454)	(3,588)
– add back: shares issued in lieu of dividends	707	1,007	1,422

Decrease in goodwill and intangible assets deducted	739	769	917
Ordinary shares issued	169	263	331
Foreign currency translation differences	(4,387)	(364)	1,353
Other, including regulatory adjustments	63	941	(131)

Closing core tier 1 capital	140,890	130,669	138,789

Opening other tier 1 capital	12,259	17,094	16,265
Hybrid capital securities redeemed	(1,239)	(776)	–
Unconsolidated investments	(1,519)	43	(4,163)
Other, including regulatory adjustments	(249)	(96)	157

Closing tier 1 capital	150,142	146,934	151,048

Opening other tier 2 capital	29,758	30,744	28,790
Unconsolidated investments	6,932	34	230
Redeemed capital	(457)	(877)	(606)
Other, including regulatory adjustments	(2,925)	(1,111)	1,344

Closing total regulatory capital	183,450	175,724	180,806

We complied with the UK regulatory capital adequacy requirements throughout 2012 and the first half of 2013. Internal capital generation contributed US$5.5bn to core tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of dividends.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Capital structure

Composition of regulatory capital

	At 30 June	At 30 June	At 31 December
	2013	2012	2012
	US$m	US$m	US$m

Tier 1 capital
Shareholders’ equity	165,816	160,606	167,360
– shareholders’ equity per balance sheet[5]	174,070	165,845	175,242
– preference share premium	(1,405)	(1,405)	(1,405)
– other equity instruments	(5,851)	(5,851)	(5,851)
– deconsolidation of special purpose entities[6]	(998)	2,017	(626)

Non-controlling interests	4,754	4,451	4,348
– non-controlling interests per balance sheet	8,291	7,921	7,887
– preference share non-controlling interests	(2,395)	(2,412)	(2,428)
– non-controlling interests transferred to tier 2 capital	(490)	(496)	(501)
– non-controlling interests in deconsolidated subsidiaries	(652)	(562)	(610)

Regulatory adjustments to the accounting basis	178	(3,308)	(2,437)
– unrealised losses on available-for-sale debt securities[7]	2,354	1,208	1,223
– own credit spread	137	(2,115)	112
– defined benefit pension fund adjustment[8]	70	(116)	(469)
– reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,567)	(2,387)	(3,290)
– cash flow hedging reserve	184	102	(13)

Deductions	(29,858)	(31,080)	(30,482)
– goodwill capitalised and intangible assets	(24,994)	(26,650)	(25,733)
– 50% of securitisation positions	(1,722)	(1,364)	(1,776)
– 50% of tax credit adjustment for expected losses	134	145	111
– 50% of excess of expected losses over impairment allowances	(3,276)	(3,211)	(3,084)

Core tier 1 capital	140,890	130,669	138,789

Other tier 1 capital before deductions	15,790	17,110	17,301
– preference share premium	1,405	1,405	1,405
– preference share non-controlling interests	2,395	2,412	2,428
– hybrid capital securities	11,990	13,293	13,468

Deductions	(6,538)	(845)	(5,042)
– unconsolidated investments[9]	(6,672)	(990)	(5,153)
– 50% of tax credit adjustment for expected losses	134	145	111

Tier 1 capital	150,142	146,934	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions	45,009	47,205	48,231
– reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,567	2,387	3,290
– collective impairment allowances	2,799	2,551	2,717
– perpetual subordinated debt	2,777	2,778	2,778
– term subordinated debt	36,566	39,189	39,146
– non-controlling interests in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(11,701)	(18,415)	(18,473)
– unconsolidated investments[9]	(6,672)	(13,834)	(13,604)
– 50% of securitisation positions	(1,722)	(1,364)	(1,776)
– 50% of excess of expected losses over impairment allowances	(3,276)	(3,211)	(3,084)
– other deductions	(31)	(6)	(9)

Total regulatory capital	183,450	175,724	180,806

For footnotes, see page 191.

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Interim Management Report (continued)

Regulatory impact of management actions

	At 31 December 2012
	Risk- weighted assets	Core tier 1 capital	Tier 1 capital	Total regulatory capital

Reported capital ratios before management actions		12.3%	13.4%	16.1%

Reported totals (US$m)	1,123,943	138,789	151,048	180,806
Management actions completed in 2013 (US$m)
– dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment	(38,073)	981	(423)	(1,827)
– completion of the second tranche of the sale of Ping An	–	553	4,637	7,984

Estimated total after management actions completed in 2013 (US$m)	1,085,870	140,323	155,262	186,963

Estimated capital ratios after management actions completed in 2013		12.9%	14.3%	17.2%

Basel III and CRD IV

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This will come into effect on 1 January 2014.

In October 2012, the PRA wrote to large UK firms describing the disclosures it required them to make for capital resources on a first year transitional basis and for the leverage ratio on an end point basis under CRD IV. At 31 December 2012, our disclosures were based on the July 2011 draft version of the CRD IV text. In July 2013, the PRA provided updated instructions to prepare the 30 June 2013 disclosures based on the final CRD IV rules. Our disclosures may be found on our website, www.hsbc.com, as a Supplementary Regulatory Disclosure under Investor Relations.

Following publication of the final CRD IV rules and the PRA’s setting of a forward-looking CET1 capital target, in order to manage our transition to Basel III under CRD IV, we set out information for investors on the possible effects of these rules on our capital position in the table overleaf: ‘Estimated effect of CRD IV end point rules’. This table quantifies the known capital and RWA impacts at this time; however, these are subject to change. The PRA are consulting on the UK implementation of CRD IV and this should consider more than 50 national discretions, the quantification and interaction of capital buffers and other regulatory adjustments.

In addition, more than 100 Regulatory Technical Standards (‘RTS’) and Implementing Technical Standards (‘ITS’) have been issued by the EBA in draft form for consultation or are pending publication. This provides further uncertainty as to the precise capital and RWA requirements under CRD IV. The effects of these draft standards are not captured in our numbers. Consequently, there could be additional, potentially significant impacts on our capital position and RWAs.

The table overleaf presents a reconciliation of our reported core tier 1 capital and RWAs to the estimated CET1 end point capital and estimated RWAs at 30 June 2013, based on our interpretation of the final CRD IV regulation, as supplemented by PRA guidance. The position at 30 June 2013 is presented in comparison with that at 31 December 2012, where the estimated effect was based on the July 2011 draft CRD IV text.

The presentation of the 31 December 2012 position has changed from the presentation in the 2012 Annual Report and Accounts. Future planned management actions to mitigate the effect of capital deductions for non-significant (or ‘immaterial’) holdings of financial sector entities, as outlined in our 31 December 2012 disclosures, have been taken into account at 30 June 2013.

These management actions would eliminate the deduction for non-significant holdings in financial sector entities of US$3.9bn (2012: US$6bn), which is therefore no longer in the table. The effect of this would also increase the 10% and 15% thresholds for the items included in the ‘deductions under threshold approach’ and the deductions for 31 December 2012 are accordingly re-presented on that basis.

The extent of permissible netting of holdings in financial sector entities remains subject to clarification by regulators and may reduce the extent of management actions necessary. If additional netting were to be recognised in full, the residual management action could be reduced from US$3.9bn to around US$0.4bn.

Although CRD IV final rules have now been published, there remains substantial regulatory uncertainty around the application of the rules for deductions of holdings in the capital of financial sector entities (including those for immaterial holdings). The EBA recently launched a

HSBC HOLDINGS PLC

Interim Management Report (continued)

consultation on the draft RTS for Own Funds – Part III’, which introduces fundamentally new concepts in this area and has the potential to significantly increase the level of the capital deduction. This RTS is still in draft. We have responded to the consultation and are engaging in dialogue with regulators regarding its proposals.

Dependent upon the final standard, we will further consider what, if any, management actions will be possible to mitigate its effect, which may not be possible to achieve in full.

For the detailed basis of preparation, see the Appendix to Capital, page 197.

Estimated effect of CRD IV end point rules

	Final CRR at 30 June 2013		July 2011 text at 31 December 2012
	RWAs US$m	Capital US$m	RWAs US$m	Capital US$m

Reported core tier 1 capital under the current regime		140,890		138,789

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment
Deconsolidation of insurance undertakings in reserves		(6,042)		–
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)		(844)		(1,322)
Surplus non-controlling interest disallowed in CET1		(1,269)		(2,299)
Removal of filters under current regime:
– unrealised gains/(losses) on available-for-sale debt securities		(2,354)		(1,223)
– unrealised gains on available-for-sale equities		1,283		2,088
– reserves arising from revaluation of property		1,284		1,202
– defined benefit pension fund liabilities		(1,268)		(1,596)
Unrealised (gains) on available-for-sale exposures to central governments		(1,509)		–
Excess of expected losses over impairment allowances deducted 100% from CET1		(3,276)		(3,084)
Removal of 50% of tax credit adjustment for expected losses		(134)		(111)
Securitisations positions risk-weighted under CRD IV		1,722		1,776
Deferred tax liabilities on intangibles		274		267
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)		(389)		(456)
Additional valuation adjustment (referred to as PVA)		(2,260)		(1,720)
Debit valuation adjustment		(683)		(372)
Deductions under threshold approach
Amount exceeding the 10% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(6,097)
Amount in aggregate exceeding the 15% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(2,029)
– deferred tax assets		–		(1,310)

Estimated CET1 capital under CRD IV		125,425		122,503

Reported total RWAs	1,104,764		1,123,943

Changes to capital requirements introduced by CRD IV
Credit valuation adjustment	38,339		60,360
Counterparty credit risk (other than credit valuation adjustment)	25,769		25,682
Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight	36,775		45,940
Securitisation positions and free deliveries risk-weighted under CRD IV	43,438		44,513
Investments in commercial entities now risk-weighted	405		393
Deferred tax assets moved to threshold deduction under CRD IV	(8,187)		(8,976)

Estimated total RWAs under CRD IV	1,241,303		1,291,855

Estimated CET1 ratio		10.1%		9.5%

Estimated regulatory impact of management actions
Management actions completed in 2013:
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment	–	–	(38,880)	(2,150)
Completion of the second tranche of the disposal of Ping An	–	–	3,522	9,393

Estimated total after management actions completed in 2013	1,241,303	125,425	1,256,497	129,746

Estimated CET1 ratio after management actions completed in 2013		10.1%		10.3%

For footnote, see page 191.

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In addition to the presentation of holdings in non-significant financial sector entities, there are changes to the following key items as a result of evolving interpretation of the CRD IV final rules.

•

To effect the deduction of significant investments in insurance companies from CET1, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold conditions, at cost. The regulatory treatment of insurance holdings is subject to on-going regulatory consideration.

•	The amount of surplus non-controlling interests disallowed from CET1 capital of US$1.3bn has been estimated using our interpretation of CRD IV final rules.

•	For available-for-sale debt instruments issued by central governments, we have derecognised unrealised gains of US$1.5bn from capital in the calculation of the end point capital position.

•

On the capital requirements, the notable change compared with our 31 December 2012 estimates relates to the CVA risk charge, which has reduced to US$38.3bn mainly as a result of the introduction of exemptions under the final CRD IV rules.

For a detailed description of the items above, see the Appendix to Capital, page 197.

Future developments

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’. In November 2011, it published its rules and the Financial Stability Board (‘FSB’) issued the initial list of global systemically important banks (‘G-SIB’s). This list, which included HSBC and 28 other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than the minima. In November 2012, the FSB published a revised list of G-SIBs and their current assessment of the appropriate capital charge. HSBC was assigned an add-on of 2.5%.

UK regulatory update

In March 2013, the interim FPC announced a number of policy recommendations related to regulatory capital and risk-weighted assets, including that the PRA should ensure major UK banks hold capital resources equivalent to at least 7% CET1 post-FPC adjustments to reflect the FPC’s estimate of expected future losses, an assessment of future costs of conduct redress and a more prudent calculation of risk-weights.

Relative to the above, the PRA, in June 2013, published that five of eight major UK banks and building societies had an aggregate shortfall in capital of approximately £27bn. However, HSBC met and exceeded this targeted requirement.

The PRA has now established a forward- looking Basel III end point CET1 target post-FPC adjustments for the Group. This is expressed as a minimum target CET1 ratio calculated on a Basel III end point basis, taking into account adjustments identified by the FPC.

Regulatory capital buffers

CRD IV, in addition to giving effect to the Basel Committee’s surcharge for G-SIBs in the form of a Global Systemically Important Institution Buffer (‘G-SIIB’), requires banks to maintain a number of additional capital buffers to be met by CET1 capital. These new capital requirements include a Capital Conservation Buffer designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred, currently set at 2.5%, and an institution specific Countercyclical Capital Buffer (‘CCB’), to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. Should a CCB be required, it is expected to be set in the range of 0-2.5%. Additionally, CRD IV set out a Systemic Risk Buffer (‘SRB’) for the banking system as a whole to mitigate structural macro-prudential risk. If applicable, the SRB will be set at a minimum of 1%. The Capital Conservation Buffer and the CCB are to be phased in from 1 January 2016, becoming fully effective from 1 January 2019.

The capital buffer rules are subject to national transposition in the UK. The designated UK authority will have discretion to set the precise buffer rates above the CRD IV minima and to accelerate the timetable for their implementation. In the UK, the regulatory framework gives the FPC

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directive powers over the CCB. However, it is not known if the FPC will be the authority responsible for setting the SRB and the G-SIIB. Until the requirements are transposed into national law and guidance is issued, there remains uncertainty on the interplay between these buffers, the exact buffer rate requirement and the ultimate impact on the Group.

Potential effect of regulatory proposals on HSBC’s capital requirements

Given the above, it is uncertain what HSBC’s final capital requirement will be. However, the Pillar 1 capital requirements that are quantified with some certainty to date are as follows:

CET1 requirements from 1 January 2019

Minimum CET1	4.5%
Capital conservation buffer	2.5%
G-SIIB buffer	2.5%

In December 2011, against the backdrop of eurozone instability, the EBA recommended that banks aim to reach a 9% EBA defined core tier 1 ratio by the end of June 2012. In July 2013, the EBA replaced the 2011 recapitalisation recommendation with a new measure on capital preservation. This requires banks to maintain a core tier 1 capital floor corresponding to a nominal level of 9% of RWAs at the end of June 2012. This equates for HSBC to US$104bn, compared with actual core tier 1 capital held of US$141bn at 30 June 2013. To monitor this on an on-going basis, banks will be required to submit additional reporting and capital plans in November 2013 to demonstrate that appropriate levels of capital are being preserved. The EBA have indicated they will review this recommendation by 31 December 2014.

We also hold additional capital in respect of Pillar 2, the process of internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance and any capital planning buffer that may be required.

RWA integrity

In February 2013, the EBA published interim results of its investigation into RWAs in the banking book, aimed at identifying any material difference in RWA outcomes between banks and understanding the sources of such differences.

The report concluded that half of the differences between banks stem mainly from the approach for computing RWAs in use (standardised versus internal ratings based (‘IRB’) approaches), partly from the composition of each bank’s loan portfolio.

The remaining half stem from the IRB risk parameters applied, reflecting each bank’s specific portfolio and risk management practices.

In July 2013, the Basel Committee published its findings on the ‘Analysis of risk-weighted assets for credit risk in the banking book’, reporting that while the majority of RWA variability arises from the underlying credit quality of a portfolio, differences also arise from banks’ choices under the IRB approach. One of its recommendations to counteract this variance is the introduction of new or increased capital floors.

In parallel with the above and as part the review of the Basel capital framework, also in July 2013, the Basel Committee published a discussion paper on its findings, ‘The regulatory framework: balancing risk sensitivity, simplicity and comparability’. The report recommended that banks disclose the results of applying their models to standardised hypothetical portfolios and that they disclose both modelled and standardised RWA calculations. Moreover, the Basel Committee again proposed additional floors as a potential tool to constrain the effect of variation in RWAs derived from internal model outputs, to provide additional comfort that banks’ risks are adequately capitalised and to make capital ratios more comparable.

We are reviewing the merits of these proposals and have implemented additional measures to restore confidence in our RWA metrics. To this end, we fully support the recommendations of the FSB’s Enhanced Disclosure Task Force that aims to assist greater understanding of the output of internal models through enhanced risk disclosures, which we have implemented.

Leverage ratio

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

Basel III provided for a transitional period for the introduction of this ratio, comprising a supervisory monitoring period to start in 2011 and a parallel run period from January 2013 to January 2017. The parallel run will be used to assess whether the proposed ratio of 3% is appropriate, with a view to migrating to a Pillar 1 requirement from 1 January 2018.

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In June 2013, the Basel Committee published its consultation paper on a revised Basel III leverage ratio framework, which sets out detailed public disclosure requirements with effect from 1 January 2015.

Under CRD IV, the final calibration and legislative proposal are expected to be determined on the basis of the EBA’s assessment of the impact and effectiveness of the leverage ratio during a monitoring period from 1 January 2014 until 30 June 2016. The disclosure requirements will be developed and submitted to the European Commission by 30 June 2014.

Monitoring of leverage has been part of HSBC’s regulatory reporting since December 2010. From 2012 year end, ahead of the Basel III disclosure timeline, UK banks were required by the PRA to disclose an estimated leverage ratio at year-end and mid-year, using a hybrid of Basel III and CRD IV rules. This may be found on our website, www.hsbc.com, as a Supplementary Regulatory Disclosure under Investor Relations.

Structural banking reform

In September 2011, the Independent Commission on Banking (‘ICB’) recommended heightened capital requirements for UK banking groups. The recommendations were scrutinised by the Parliamentary Commission on Banking Standards (‘PCBS’) which, in a report published in December 2012, gave effect to many of the ICB’s recommendations. The UK government largely accepted the PCBS’ recommendations with the exception of the higher leverage ratio; the government will continue with the Basel III minimum of 3% of total assets to avoid penalising lower risk assets in the ring-fenced bank.

On 19 June 2013, the PCBS published its final report setting out further recommendations on banking standards, including requesting the UK government reconsider setting the leverage ratio higher than the current 3% and giving the FPC responsibility for determining the ratio. On 8 July 2013, the UK government published its initial response to the final report accepting the PCBS’s principal recommendations. Its position on a Basel III basis leverage ratio of 3% remained unchanged.

The government intends to enact the legislation by the end of this parliament in 2015 and to have reforms in place by 2019.

In May 2013, the European Commission issued their consultation on structural reform of the European banking sector. The consultation concentrates on the key attributes of the structural reform including recommendations on ring-fencing, focusing on isolating trading activities, rather than retail business as in the ICB recommendations.

We are monitoring all these proposals and their interaction as they develop.

Footnotes to Capital

1	The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post future management action to mitigate capital deductions for non-significant holdings of financial sector entities.
2	The value represents marked-to-market method only.
3	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not removed immediately on disposal, but diminish over a period of time. The RWAs for the CRS business represent the remaining operational risk RWAs for the business.
4	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
5	Includes externally verified profits for the half-year to 30 June 2013.
6	Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
7	Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
8	Under PRA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
9	Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted 50% from tier 1 and 50% from total capital for June 2013.

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Appendix to Capital Capital management and capital measurement and allocation

Capital management

Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. Pre-tax return on risk-weighted assets (‘RoRWA’) is an operational metric by which the global businesses are managed on a day-to-day basis. The metric combines return on equity and regulatory capital efficiency objectives. It is our objective to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our policy on capital management is underpinned by a capital management framework which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital. Following the PRA setting a forward-looking CET1 target as a Basel III ratio, whilst also monitoring capital at a Group level on a Basel II basis, we set our internal target on an end point Basel III CET1 basis.

Capital measures

•	market capitalisation is the stock market value of HSBC;

•	invested capital is the equity capital invested in HSBC by our shareholders, adjusted for certain reserves and goodwill previously amortised or written off;

•	economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed; and

•

regulatory capital is the capital which we are required to hold in accordance with the rules established by the PRA for the consolidated Group and by our local regulators for individual Group companies.

Our assessment of capital adequacy is aligned to our assessment of risks, including: credit, market, operational, interest rate risk in the banking book, pension fund, insurance, structural foreign exchange risk and residual risks.

Stress testing

We incorporate stress testing in capital plans because it helps us to understand how sensitive the core assumptions in our capital plans are to the adverse effect of extreme but plausible events. Stress testing allows us to formulate our response and mitigate risk in advance of conditions exhibiting the identified stress scenarios. The actual market stresses which occurred throughout the financial system in recent years have been used to inform our capital planning process and enhance the stress scenarios we employ. In addition to our internal stress tests, others are undertaken, both at the request of regulators and by the regulators themselves using their prescribed assumptions. We take into account the results of all such regulatory stress testing when assessing our internal capital requirements.

Risks to capital

Outside the stress-testing framework, a list of top and emerging risks is regularly evaluated for their effect on the core tier 1 capital ratio. In addition, there are risks identified that are technically not within the scope of this list, but which still have the potential to affect our RWAs and/or capital position. These risks are also included in the evaluation of risks to capital. The downside or upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary. The responsibility for global capital allocation principles and decisions rests with the GMB. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking into account capital costs. Our strategy is to allocate capital to businesses and entities on the basis of their ability to achieve established RoRWA objectives and their regulatory and economic capital requirements.

Risk-weighted asset targets

Top-down RWA targets are established for the global business lines, in accordance with the Group’s strategic direction and risk appetite. As these targets are deployed to lower levels of management, action plans for

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implementation are developed. These may include growth strategies; active portfolio management; restructuring; business and/or customer-level reviews; RWA efficiency and optimisation initiatives and risk-mitigation. Our capital management process is articulated in the annual Group capital plan which is approved by the Board.

RWA targets are approved by the GMB on an annual basis and business performance against them is monitored through regular reporting to the Group ALCO. The management of capital deductions is also addressed in the RWA monitoring framework through additional notional charges for these items.

A range of analysis is employed in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

Capital generation

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investment in subsidiaries.

Capital measurement and allocation

The PRA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In 2013, we calculated capital at a Group level using the current Basel II framework as amended for CRD III, commonly known as Basel 2.5, and on an end-point Basel III basis.

Our policy and practice in capital measurement and allocation at Group level is underpinned by the Basel II rules and the Basel III proposals. However, local regulators are at different stages of implementation and some local reporting, notably in the US, is still on a Basel I basis. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD implemented Basel II in the EU and, in the UK, the predecessor to the PRA then gave effect to the CRD by including the latter’s requirements in its own rulebooks.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely core tier 1, other tier 1 and tier 2, depending on the degree of permanency and loss absorbency exhibited.

•

core tier 1 capital comprises shareholders’ equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy;

•	qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and

•

tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the PRA’s rules set restrictions on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

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Credit risk capital requirements

Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but their estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk we have adopted the IRB advanced approach for the majority of our portfolios, with the remainder on either IRB foundation or standardised approaches.

Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. In the first half of 2013, portfolios in most of Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

•	Counterparty credit risk

CCR arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating CCR and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for CCR. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

•	Securitisation

Securitisation positions are held in both the trading and non-trading books. For non-trading book securitisation positions, Basel II specifies two methods for calculating credit risk requirements, the standardised and the IRB approaches. Both rely on the mapping of rating agency credit ratings to risk weights, which range from 7% to 1,250%. Positions that would otherwise be weighted at 1,250% are deducted from capital.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the internal assessment approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the PRA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the PRA, or the PRA’s standard rules. Our internal market risk models comprise VAR, stressed VAR, incremental risk charge and correlation trading under the comprehensive risk measure.

Operational risk capital requirement

Basel II includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues.

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Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. We have adopted the standardised approach in determining our operational risk capital requirements.

Pillar 2 capital requirements

We conduct an internal capital adequacy assessment process (‘ICAAP’) to determine a forward looking assessment of our capital requirements given our business strategy, risk profile, risk appetite and capital plan. This process incorporates the Group’s risk management processes and governance framework. A range of stress tests are applied to our base capital plan. These, coupled with our economic capital framework and other risk management practices, are used to assess our internal capital adequacy requirements.

The ICAAP is examined by the PRA as part of its supervisory review and evaluation process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for HSBC and our capital planning buffer where required.

Pillar 3 disclosure requirements

Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make firms more transparent by requiring them to publish, at least annually, wide-ranging information on their risks and capital, and how these are managed. Our Pillar 3 Disclosures 2012 are published on our website, www.hsbc.com, under Investor Relations.

RWA movement by key driver – basis of preparation and supporting notes

Credit risk and counterparty credit risk drivers – definitions and quantification

Our business analysis of RWA movements splits the total movement in IRB RWAs into six drivers, described below. The first four relate to specific, identifiable and measurable changes. The remaining two, book size and book quality, are derived after accounting for movements in the first four specific drivers.

1. Foreign exchange movements

This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the HSBC company owning each portfolio and US dollars, being our presentation currency for consolidated reporting. Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

2. Acquisitions and disposals

This is the movement in RWAs as a result of the disposal or acquisition of business operations. This can be whole businesses or parts of a business. The movement in RWAs is quantified on the basis of the credit risk exposures as at the end of the month preceding a disposal or following an acquisition.

3. Model updates

New/updated models

RWA movements arising from the implementation of new models and from changes to existing parameter models are allocated to this driver. This figure will also include changes which arise following review of modelling assumptions. Where a model recalibration reflects an update to more recent performance data, the resulting RWA changes are not assigned here, but instead reported under book quality.

RWA changes are estimated based on the impact assessments made in the testing phase prior to implementation. These values are used to simulate the effect of new or updated models on the portfolio at the point of implementation, assuming there were no major changes in the portfolio from the testing phase to implementation phase.

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Portfolios moving onto IRB approach

Where a portfolio moves from the standardised approach to the IRB approach, the RWA movement by key driver statement shows the increase in IRB RWAs, but does not show the corresponding reduction in standardised approach RWAs as its scope is limited to IRB only.

The movement in RWAs is quantified at the date at which the IRB approach is applied, and not during the testing phase as with a new/updated model.

4. Methodology and policy

Internal regulatory updates

This captures the effect on RWAs resulting from changing the internal treatment of exposures. This may include, but is not limited to, identification of netting and credit risk mitigation.

External regulatory updates

This specifies the effect of additional or changing regulatory requirements. It includes, but is not limited to, regulatory-prescribed changes to the RWA calculation. The movement in RWAs is quantified by comparing the RWAs calculated for that portfolio under the old and the new requirements.

5. Book size

RWA movements attributed to this driver are those we would expect to experience for the given movement in exposure, as measured by EAD, assuming a stable risk profile. These RWA movements arise in the normal course of business, such as growth in credit exposures or reduction in book size from run-offs and write-offs.

The RWA movement is quantified as follows:

•	RWA and EAD changes captured in the four drivers above are excluded from the total movements to create an adjusted movement in EAD and RWA for the period; and

•

the average RWA to EAD percentage is calculated for the opening position and is applied to the adjusted movement in EAD. This results in an estimated book size RWA movement based on the assumption that the EAD to RWA percentage is constant throughout the period.

As the calculation relies on averaging, the output is dependent upon the degree of portfolio aggregation and the number of discrete time periods for which the calculation is undertaken. For each quarter in the period this calculation was performed for each HSBC company with an IRB portfolio, split by the main Basel categories of credit exposures, as described in the table below:

Basel categories of IRB credit exposures within HSBC
Central governments and central banks	Corporate foundation IRB	Qualifying revolving retail exposures
Institutions	Other advanced IRB	Retail SMEs
Corporate advanced IRB	Retail mortgages	Other retail

The total of the results is shown in book size within the RWA movement by key driver table.

6. Book quality

This represents RWA movements resulting from changes in the underlying credit quality of customers. These are caused by changes to IRB risk parameters which arise from actions such as, but not limited to, model recalibration, change in counterparty external rating, or the influence of new lending on the average quality of the book. The change in RWAs attributable to book quality is calculated as the balance of RWA movements after taking account of all the drivers described above.

The RWA movement by key driver statement includes only movements which are calculated under the IRB approach. Certain classes of credit risk exposure are treated as capital deductions and therefore reductions are not shown in this statement. If the treatment of a credit risk exposure changes from RWA to capital deduction in the period, then only the reduction in RWAs would appear in the RWA movement by key driver tables. In this instance, a reduction in RWAs does not necessarily indicate an improvement in the capital position.

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Market risk drivers – definitions and quantification

The RWA movement by key driver for market risk combines the credit risk drivers 5 and 6 into a single driver called ‘Movements in risk levels’. The market risk RWA driver called ‘Foreign exchange movements and other’ includes foreign exchange movements and additional items which cannot be reasonably assigned to any of the other drivers.

Basis of preparation of the estimated effect of the CRD IV end point applied to the 30 June 2013 position

The table on page 188 presents a reconciliation of our reported core tier 1 and RWA position at 30 June 2013 to the pro-forma estimated CET1 and estimated RWAs based on the Group’s interpretation of the final CRD IV legislation supplemented by guidance provided by the PRA, as applicable. At 31 December 2012, we estimated the impact based on the July 2011 draft CRD IV text.

CRD IV was finalised in June 2013 and comes into effect on 1 January 2014. The final text of the legislation still contains material areas of uncertainty, as well as significant provisions for national discretion lending uncertainty to the PRA’s ultimate interpretation and transposition of the rules in the UK. In addition, formal Regulatory Technical Standards (‘RTS’) and Implementing Technical Standards (‘ITS’) due for issue by the EBA are still to be drafted and finalised, leaving the CRD IV rules subject to significant interpretation.

Notwithstanding the uncertainty around a number of areas in the rules, our disclosures are based on our interpretation of the final CRD IV text. In relation to material areas of national discretion and following PRA guidance, we have applied the treatment that would lead to the lower capital ratio, as further detailed below.

As the transposition of the CRD IV rules in the UK is pending, we have not upgraded our models and systems used to calculate capital numbers in a CRD IV environment and as a consequence, the latter are subject to change.

Given the above, the final CRD IV impact on the Group’s CET1 and RWAs may differ from our current estimates.

The detailed basis of preparation is described below for items that are different from our current treatment under Basel II. We have also outlined where the basis of preparation has changed from our 31 December 2012 disclosures.

We have changed the basis of presentation for individual non-significant holdings in financial sector entities that are, in aggregate, above 10% of the Group’s CET1 capital, to take into account future management actions to mitigate the impact of such capital deductions. The EBA’s publication on 23 May 2013 of their consultation on ‘Regulatory Technical Standards for Own Funds – Part III’ has a potentially significant impact on the amount of deductions categorised as indirect and synthetic holdings of financial sector entities (including own capital instruments) and the extent of the mitigation we will be able to undertake is uncertain at this stage.

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment

Deconsolidation of insurance undertakings in reserves: under current rules, the Group consolidated reserves include the post-acquisition reserves of our unconsolidated insurance businesses, which is then reflected in the value of the current deduction from Tier 1 and Tier 2 capital. The CRD IV rules do not consider such treatment and, pending further guidance, we have excluded the post acquisition reserves from both reserves and the deduction, leaving the investment to be deducted from CET1 valued at cost.

Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock): the value of our holdings of own CET1 instruments, where it is not already deducted under IFRSs, is deducted from CET1. Under CRD IV, this deduction comprises not only direct but also indirect and synthetic, actual and contingent, banking and trading book gross long positions. Trading book positions are calculated net of short positions only where there is no counterparty credit risk on these short positions (this restriction does not apply to short index positions being offset against other index positions).

We have not recognised the benefit of non-index short positions, even where they are executed with central counterparties or are fully collateralised.

Under current rules, there is no regulatory adjustment made to the amounts already deducted under IFRS rules.

The EBA’s publication of their consultation on ‘Regulatory Technical Standards for Own Funds – Part III’ on 23 May 2013 has a potentially significant impact on the amount of deductions categorised as ‘holdings of own common equity instruments’. Given the stage of the consultation process and its ambiguous scope, it has not been possible to

HSBC HOLDINGS PLC

Interim Management Report (continued)

estimate the effect of the draft proposals on our capital position. However, we have responded to the consultation and are engaging in dialogue with regulators regarding these proposals.

Surplus non-controlling interest disallowed in CET1: non-controlling interests arising from the issue of common shares by our banking subsidiaries receive limited recognition. The excess over the minimum capital requirements of the relevant subsidiary including any additional requirements imposed under Pillar 2, calculated on the basis of its local reporting as well as its contribution to the parent consolidated requirements, is not allowable in the Group’s CET1 to the extent it is attributable to minority shareholders.

The final rules require a calculation of the surplus to be undertaken at the sub-consolidated level for each relevant subsidiary. In addition, the calculation of the minimum requirements of the subsidiary changed to include any additional capital requirements imposed by the local regulations, to the extent those are to be met by CET1 capital.

In our estimates we have assumed that minority interests originated in subsidiaries outside the EU are treated on the same basis as those within the EU.

Under current rules, there is no regulatory restriction applied to these items.

On 23 May 2013, the EBA published their consultation on ‘Regulatory Technical Standards for Own Funds – Part III’ which could materially change the amount of this deduction. Given the stage of the consultation process we have not been able to reliably estimate the effect of these draft proposals on our capital position and they have not been included.

Unrealised gains/(losses) on available-for-sale debt securities: under CRD IV, there is no adjustment to remove from CET1 capital unrealised gains and losses on available-for-sale debt securities. The final CRD IV text includes a national discretion for competent authorities to retain a prudential filter for those unrealised gains or losses on exposures to central governments. The PRA has requested banks to include the impact of the most conservative approach where material. As of 30 June 2013, this would translate into a negative capital impact corresponding to the derecognition of unrealised gains of US$1.5bn.

Under current PRA rules, both unrealised gains and losses are removed from capital (net of tax).

Unrealised gains on available-for-sale equities and reserves arising from revaluation of property: there is no adjustment for unrealised gains and losses on reserves arising from the revaluation of property and on available-for-sale equities. Under current PRA rules, unrealised net gains on these items are included in tier 2 capital (net of deferred tax) and net losses are deducted from tier 1 capital.

Defined benefit pension fund liabilities: in line with current rules, the amount of retirement benefit assets as reported on the balance sheet is to be deducted from CET1. At 31 December 2012, the amount of retirement benefit liabilities as reported on the balance sheet was fully recognised in CET1.

Excess of expected losses over impairment allowances deducted 100% from CET1: the amount of excess of expected losses over impairment allowances is deducted 100% from CET1. Under current PRA rules, this amount is deducted 50% from core tier 1 and 50% from total capital.

Removal of 50% of tax credit adjustment for expected losses: the amount of expected losses in excess of impairment allowances that is deducted from CET1 capital is not reduced for any related tax effects. Under current PRA rules, any related tax credit offset is recognised 50% in core tier 1 and 50% in tier 1 capital.

Securitisation positions risk-weighted under CRD IV: securitisation positions that were deducted from core tier 1 under current rules have been included in RWAs at 1,250%.

Deferred tax liabilities on intangibles: the amount of intangible assets deducted from CET1 has been reduced by the related deferred tax liability. Under current rules, the goodwill and intangibles are deducted at their accounting value.

Deferred tax assets that rely on future profitability (excluding those arising from temporary differences): the deferred tax assets that rely on future profitability and do not arise from temporary differences are deducted 100% from CET1. The deferred tax assets that rely on future profitability and arise from temporary differences are subject to the separate threshold deduction approach detailed separately. Under current rules, these items receive a risk weighting of 100%.

Additional valuation adjustment (referred to as prudent valuation adjustment or ‘PVA’): under current PRA rules, banks are required to comply with requirements for prudent and reliable valuation of any balance sheet position

HSBC HOLDINGS PLC

Interim Management Report (continued)

measured at market or fair value. Under CRD IV, all assets and derivatives measured at fair value are subject to specified standards for prudent valuation, covering uncertainty around the input factors into the fair value valuation models – namely, uncertainty around the mark-to-market of positions, model risk, valuation of less liquid positions and credit valuation adjustments.

Where the accounting fair value calculated under IFRSs is higher than the valuation amount resulting from the application of the prudential adjustments, this would result in an additional valuation adjustment or PVA deduction from CET1 capital.

Following PRA direction, we have included an estimate of the impact of PVA, on a tax-effected basis, although there is guidance outstanding following on-going consultation on related EBA draft regulatory technical standards. A new consultation paper was issued by EBA on 10 July 2013 and a Quantitative Impact Study was launched on 22 July 2013 to assess the effect of the proposals. Further clarity on the requirements following finalisation of the EBA process and discussions with our regulator could potentially change this figure.

Debit valuation adjustment (‘DVA’): the amount of all fair value gains and losses on OTC derivative liabilities that results from changes to our own credit spread are derecognised from CET1.

Individually non-significant holdings in CET1 capital of financial sector entities in aggregate above 10% of HSBC CET1: under CRD IV, the investments in CET1 instruments of financial sector entities, where we have a holding of not more than 10% of the CET1 instruments issued by those entities, are deducted from CET1 to the extent the aggregate amount of such holdings exceeds 10% of our CET1 (calculated before any threshold deductions).

The estimated deduction shown at 31 December 2012 of US$6bn followed a strict interpretation of the draft July 2011 CRD IV rules and guidance provided by the PRA. This imposed a restriction on the netting of long and short positions held in the trading book, whereby the maturity of the short positions has to match the maturity of the long position, or have a residual maturity of no less than a year. At 30 June 2013, however we have been able to more precisely match our long and short positions under 1 year maturity and recognise the offset of short positions under one year which mature on exactly the same day as the long position. Consistent with our disclosure at 31 December 2012, we have taken the contractual maturity of derivative positions (without reflecting any early termination rights) and used the delta equivalent value for options.

Future management actions to mitigate the impact of capital deductions have also been taken into account as at June 2013.

The presentation has therefore changed from the Annual Report and Accounts 2012. The estimated impact of CRD IV takes into account future management actions to mitigate the impact of capital deductions in respect of non-significant (or ‘immaterial’) holdings in CET1 capital of financial sector entities in aggregate above 10% of our CET1 (including the resulting separate effects on the items capture as ‘deductions under threshold approach’). At 31 December 2012, the mitigation was presented as a separate line item.

Final CRD IV rules include new provisions in relation to the offsetting of short index holdings of capital instruments which under our interpretation would allow for increased offsetting of positions. The extent of permissible netting of holdings in financial sector entities remains however subject to clarification by regulators. If additional netting is recognised in full, the residual management action could be reduced from US$3.9bn to US$0.4bn.

The uncertainty in the rules has been increased by the publication of the EBA consultation paper ‘Regulatory Technical Standards for Own Funds – Part III’ on 23 May 2013. The extent of the application of those proposals is unclear and has the potential to very significantly change the amount of this deduction. Given the stage of the consultation process and its ambiguous scope, it has not been possible to estimate the effect of the draft proposals on our capital position. However, we have responded to the consultation and are engaging with regulators regarding its proposals.

Deductions under threshold approach: under CRD IV, where we have a holding of more than 10% of the CET1 instruments issued by banks, financial institutions and insurance entities which is not part of our regulatory consolidation, that holding is subject to a threshold deduction approach. Under current rules, these exposures are deducted 50% from tier 1 capital and 50% from total capital, except for certain insurance holdings that met the requirements under the transitional provision of the current rules and until 31 December 2012 that were allowed to be deducted 100% from total capital.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Deferred tax assets that rely on the future profitability of the bank to be realised and which arise from temporary differences are also subject to this threshold deduction approach. Under current rules, these assets would be subject to 100% risk weighting.

Under CRD IV, the amount of such deferred tax assets and significant investments which individually and in aggregate exceed 10% and 15%, respectively, of our CET1 are fully deducted from CET1 capital. Amounts falling below the 10% and 15% thresholds are risk weighted at 250%.

Changes to capital requirements introduced by CRD IV

Credit valuation adjustment (‘CVA’) risk: introduced as a new requirement under CRD IV rules, this is a capital charge to cover the risk of mark-to-market losses on expected counterparty risk, and is referred to as a regulatory CVA risk capital charge.

Where we have both specific risk VAR approval and internal model method approval for a product, the CVA VAR approach has been used to calculate the CVA capital charge. Where we do not hold both approvals, the standardised approach has been applied. We have estimated our regulatory CVA risk capital charge calculated on a full range of OTC derivative counterparties on the basis of the final CRD IV text, which exempts from the calculation of the CVA risk capital charge certain corporates, intra-Group transactions, retirement benefits pension funds and specific sovereign bodies. At 31 December 2012, we estimated our regulatory CVA risk capital charge based on the draft July 2011 CRD IV text, without any exemptions.

We have now identified the counterparties falling under this exemption on a best-endeavours basis. We have included certain corporate counterparties that we believe will be above the clearing threshold although the process for confirming the status of these companies is yet to be concluded. We have also exempted applicable sovereigns.

Counterparty credit risk (other than credit valuation adjustment): the additional requirements introduced by CRD IV and included in the CCR charge include the increase in the asset value correlation multiplier for financial counterparties, additional requirements for collateralised counterparties, margin period of risk and new requirements for exposures to central clearing counterparties (‘CCPs’).

In estimating the capital requirements for exposures to CCPs, we have assumed that our CCPs in major jurisdictions are ‘qualifying’ under the requirements of CRD IV, although this will ultimately depend on confirmation from the competent regulatory authority. Where we do not have full data disclosed for a given CCP, we have assumed full deduction of default fund exposures.

Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight: as explained above, items that fall under the threshold approach treatment under CRD IV, and which are below the 10% and 15% thresholds, are risk-weighted at 250%.

Securitisation positions and free deliveries risk-weighted under CRD IV: securitisation positions which were deducted 50% from core tier 1 and 50% from total capital, and free deliveries that were deducted from total capital under current rules, are now included in RWAs at 1,250%.

Investment in commercial entities now risk-weighted: under CRD IV, investments in commercial entities that are non-qualifying holdings are risk weighted. These were deducted under the current rules.

Deferred tax assets moved to threshold approach or deduction under CRD IV: deferred tax assets, which were risk-weighted at 100% under the standardised approach under current rules, are treated as a capital deduction from CET1 to the extent they rely on the future profitability of the bank to be realised. Those that do not rely on future profitability continue to be risk-weighted.

HSBC HOLDINGS PLC

Board of Directors and Senior Management

Directors

D J Flint, CBE, 58

Group Chairman

Skills and experience: extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry; member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of The Chartered Institute of Management Accountants. Joined HSBC in 1995.

Appointed to the Board: 1995

Current appointments include: director of The Hong Kong Association; and Chairman of the Institute of International Finance. A member of the Mayor of Beijing’s International Business Leaders’ Advisory Council as well as the Mayor of Shanghai’s International Business Leaders’ Advisory Council; and a member of the International Advisory Board of the China Europe International Business School, Shanghai.

Former appointments include: Group Finance Director; Chief Financial Officer and Executive Director, Risk and Regulation. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c.

S T Gulliver, 54

Group Chief Executive

Skills and experience: a career banker with over 30 years’ international experience with HSBC; has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories. Joined HSBC in 1980.

Appointed to the Board: 2008

Current appointments include: Chairman of The Hongkong and Shanghai Banking Corporation Limited; and Chairman of the Group Management Board. A member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission.

Former appointments include: Chairman, Europe, Middle East and Global Businesses and Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) SA. Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board; and Chairman of HSBC France.

S A Catz†, 51

Skills and experience: a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

L M L Cha†, GBS, 63

Member of the Corporate Sustainability Committee and, since 1 January 2013, Chairman.

Skills and experience: extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People’s Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 2011

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Current appointments include: non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a Hong Kong Deputy to the 12th National People’s Congress of China; non-executive director of China Telecom Corporation Limited; Senior International Advisor for Foundation Asset Management Sweden AB; member of the State Bar of California; and Chairman of the Financial Services Development Council of Hong Kong SAR since 17 January 2013. A non-executive director of Unilever PLC and Unilever N.V. since 14 May 2013. Member of the International Advisory Council of the China Banking Regulatory Commission since 12 July 2013.

Former appointments include: non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited; Johnson Electric Holdings Limited; and Chairman of the University Grants Committee in Hong Kong. Non-executive director of Hong Kong Exchanges and Clearing Limited; and Tata Consultancy Services Limited; and Chairman of the ICAC Advisory Committee on Corruption. Ceased to be a member of the Advisory Board of the Yale School of Management on 18 April 2013.

M K T Cheung†, GBS, OBE, 65

Member of the Group Audit Committee.

Skills and experience: a background in international business and financial accounting, particularly in Greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology; director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd; and a member of the Working Group on Transportation under the Economic Development Commission of the Hong Kong SAR Government since 17 January 2013.

Former appointments include: non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited;

Chairman and Chief Executive Officer of KPMG Hong Kong; council member of the Open University of Hong Kong; and non-official member of the Executive Council of the Hong Kong SAR.

J B Comey†, 52

Member of the Financial System Vulnerabilities Committee since 4 March 2013.

Skills and experience: extensive experience in both the public and private sectors in the US federal and state justice systems and as General Counsel to leading international businesses. Former US Deputy Attorney General responsible for supervising operations of the US Department of Justice. As US Attorney for the Southern District of New York, oversaw the prosecution of corporate executives on fraud and securities-related charges and international drug cartels.

Appointed to the Board: 4 March 2013

Following his confirmation by the US Senate as the next Director of the Federal Bureau of Investigation, Jim will cease to be a Director and a member of the Financial System Vulnerabilities Committee with effect from 4 September 2013.

Current appointments include: Columbia University Law School, Senior Research Scholar and Hertog Fellow on National Security Law.

Former appointments include: General Counsel of Bridgewater Associates, LP; Senior Vice President and General Counsel of Lockheed Martin Corporation; US Deputy Attorney General; US Attorney for the Southern District of New York; and Assistant US Attorney for the Eastern District of Virginia.

J D Coombe†, 68

Chairman of the Group Audit Committee and member of the Group Risk Committee and Group Remuneration Committee.

Skills and experience: a background in international business, financial accounting and the pharmaceutical industry. Formerly Chief Financial Officer of GlaxoSmithKline plc with responsibility for the group’s financial operations globally. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Current appointments include: non-executive Chairman of Hogg Robinson Group plc and Home Retail Group plc.

Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors; member of the Accounting Standards Board; and a council member of The Royal Academy of Arts.

Sir Jonathan Evans†, 55

Member of the Financial System Vulnerabilities Committee with effect from 6 August 2013.

Skills and experience: extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security. Responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Appointed to the Board: with effect from 6 August 2013

Current appointments include: Senior Associate of Accenture.

Former appointments include: Various positions in the UK Security Service over a 30-year career, including: Director General; Deputy Director General; Director of International Counter-Terrorism; and Head of the Security Service’s Secretariat.

J Faber†, 63

Member of the Group Risk Committee and, since 24 May 2013, Chairman.

Skills and experience: a background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. Former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE; 14 years’ experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: March 2012

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG; Chairman of the Shareholder Committee of Joh A. Benckiser SARL; independent director of Coty Inc.; director of Allianz France S.A., Allianz Investment Management GmbH and Allianz Climate Solutions GmbH; member of the advisory boards of the Siemens Group Pension Board, the European School for Management and Technology; member of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG since 11 July 2013; and council member of The Hongkong – Europe Business Council since 1 June 2013.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of Allianz Global Investors SGR; and member of the board of Allianz SpA and of the supervisory board of Bayerische Börse AG. Ceased to be a member of the German Council for Sustainable Development on 1 July 2013.

R A Fairhead†, CBE, 51

Chairman of the Financial System Vulnerabilities Committee since 18 January 2013. Chairman of the Group Risk Committee and member of the Group Audit Committee until 24 May 2013 and member of the Nomination Committee.

Skills and experience: a background in international industry, publishing, finance and general management. Formerly Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury. Has a Master’s in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Non-executive member of the board of the UK Government’s Cabinet Office; and non-executive director of The Economist Newspaper Limited.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc; and Chairman and director of Interactive Data Corporation. Ceased to be Chairman and director of Financial Times Group Limited and director of Pearson plc on 27 April 2013.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

R Fassbind†, 58

Member of the Group Audit Committee and the Group Remuneration Committee since 1 March 2013.

Skills and experience: a background in financial accounting and international business. Formerly Chief Financial Officer of Credit Suisse Group AG and ABB Group. Has a Master’s in Business Administration and a PhD in Economics from the University of Zurich.

Appointed to the Board: 1 January 2013

Current appointments include: Vice Chairman of the supervisory board and member of the audit and compensation committees of Swiss Reinsurance Company; member of the supervisory board and audit committee of Kühne + Nagel International AG; independent director of Oanda Corporation; and member of the supervisory board of the Swiss Federal Audit Oversight Authority.

Former appointments include: Chief Financial Officer of Credit Suisse Group AG; Senior Advisor to the Chief Executive, Credit Suisse Group AG; Chief Executive Officer of Diethelm Keller Group; Chief Financial Officer of ABB Group; Chairman of ABB (Switzerland) AG and DKSH AG; and a member of the supervisory board of Winterthur Insurance Company.

J W J Hughes-Hallett†, CMG , SBS, 63

Member of the Nomination Committee and, since 1 January 2013, the Corporate Sustainability Committee.

Skills and experience: a background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. Awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; Chairman of the Esmée Fairbairn Foundation; member of The Hong Kong Association; and Chairman of the Governing Board of the Courtauld Institute of Art.

Former appointments include: non-executive director of The Hongkong and Shanghai Banking Corporation Limited and a trustee of the Dulwich Picture Gallery.

W S H Laidlaw†, 57

Member of the Group Remuneration Committee.

Skills and experience: significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified Solicitor and Master’s in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; and Lead Non-executive Board Member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; President and Chief Operating Officer of Amerada Hess Corporation; and a member of the UK Prime Minister’s Business Advisory Group.

J P Lipsky†, 66

Member of the Group Risk Committee and the Nomination Committee.

Skills and experience: international experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. Served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Advisor. Has a PhD from Stanford University.

Appointed to the Board: March 2012

Current appointments include: Distinguished Visiting Scholar, International Economics Program at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University. Co-chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research and the Center for Global Development; and member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations. Global Policy Advisor for Anderson Global Macro, LLC since 4 February 2013 and Chairman of World Economic Forum’s Global Agenda Council on the International Monetary System since 1 June 2013.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Former appointments include: Vice Chairman J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

J R Lomax†, 68

Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: Chairman of the International Regulatory Strategy Group and a director of TheCityUK since 1 January 2013; non-executive director of The Scottish American Investment Company PLC, Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited (formerly BAA Limited); member of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank. Ceased to be a non-executive director of Reinsurance Group of America Inc. on 15 May 2013.

I J Mackay, 51

Group Finance Director

Skills and experience: extensive financial and international experience, having worked in London, Paris, US and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007.

Appointed to the Board: 2010

Current appointments include: member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia-Pacific; and Chief Financial Officer, HSBC North

America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

Sir Simon Robertson†, 72

Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee and, since 24 May 2013, the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee since 18 January 2013.

Skills and experience: a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed to the Board: 2006

Current appointments include: The founding member of Robertson Robey Associates LLP, formerly Simon Robertson Associates LLP; non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited, NewShore Partners Limited and Troy Asset Management; and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International; Chairman of Dresdner Kleinwort Benson; and non-executive director of Royal Opera House, Covent Garden Limited. Ceased to be non-executive Chairman of Rolls-Royce Holdings plc on 2 May 2013.

† Independent non-executive Director.

Secretary

B J S Mathews, 46

Group Company Secretary

Joined HSBC on 11 June 2013 and became Group Company Secretary on 1 July 2013. Fellow of the Institute of Chartered Secretaries and Administrators. Former appointments include: Group Company Secretary of Rio Tinto plc from 2007 to 7 June 2013; and Group Company Secretary of BG Group plc.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Adviser to the Board

D J Shaw, 67

Adviser to the Board since 1998. Director of HSBC Bank Bermuda Limited. An independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited. Solicitor: former partner of Norton Rose. Other former appointments include: a director of HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA.

Group Managing Directors

A Almeida, 57

Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

S Assaf, 53

Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 2011. Chairman of HSBC France since November 2012. A director of HSBC Trinkaus & Burkhardt AG. Former HSBC appointments include: director of HSBC Global Asset Management Limited and of HSBC Bank Egypt S.A.E.; Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa.

P W Boyles, 57

Chief Executive of Global Private Banking

Joined HSBC in 1975. A Group Managing Director with effect from 1 October 2013. A director of HSBC Global Asset Management Limited since 12 April 2013 and of HSBC Trinkaus & Burkhardt AG. Former HSBC appointments include: Chief Executive of HSBC France and Continental Europe and a director of HSBC Bank plc. Ceased to be director of HSBC Bank Malta p.l.c on 5 March 2013.

S N Cooper, 45

Deputy Chairman and Chief Executive, HSBC Middle East and North Africa

Joined HSBC in 1989. A Group Managing Director and Chief Executive of Global Commercial Banking with effect from 1 October 2013. Chairman of HSBC Bank Oman S.O.A.G and Deputy Chairman of HSBC Bank Middle East Limited. A director of HSBC Bank plc since 18 April 2013 and of The Saudi British Bank. Former HSBC appointments include: Chief Executive of HSBC Korea and Head of Corporate and Investment Banking of HSBC Singapore. Ceased to be Chairman of HSBC Bank Egypt S.A.E on 29 June 2013.

I M Dorner, 58

President and Chief Executive Officer of HSBC USA

Joined HSBC in 1986. A Group Managing Director since 1 February 2013. Chairman of HSBC Bank USA, National Association and HSBC USA Inc.; President and Chief Executive Officer of HSBC North America Inc. Former HSBC appointments include: Chairman of HSBC Amanah Malaysia Berhad and HSBC Amanah Takaful (Malaysia) Sendirian Berhad; Deputy Chairman and Chief Executive of HSBC Bank Malaysia Berhad; Chief Operating Officer, Treasury and Capital Markets; General Manager of Marketing, General Manager of Human Resources; and General Manager of Premier and Wealth Management, HSBC Bank plc.

J M Flint, 45

Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1989. A Group Managing Director since 1 January 2013. A director of HSBC Private Banking Holdings (Suisse) SA since 6 June 2013 and of HSBC Bank Canada since February 2012. Former HSBC appointments include: Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning; Chief Executive Officer, HSBC Global Asset Management; Group Treasurer; and Deputy Head of Global Markets.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

M P Kaur, 49

Group Head of Internal Audit

Joined HSBC and became a Group Managing Director on 1 April 2013. A co-opted member of The Institute of Chartered Accountants in England and Wales Council since 1 May 2013. Former appointments include: Global Head of Group Audit for Deutsche Bank AG; Chief Financial Officer & Chief Operating Officer, Restructuring & Risk Division, Royal Bank of Scotland Group plc; Group Head of Compliance and Anti-Money Laundering, Lloyds TSB; and Global Director of Compliance, Global Consumer Group, Citigroup.

A M Keir, 54

Global Head of Commercial Banking

Joined HSBC in 1981. A Group Managing Director since 2011. Chief Executive of HSBC Bank plc with effect from 1 October 2013. Former HSBC appointments include: Global Co-Head, Global Commercial Banking.

S A Levey, 50

Chief Legal Officer

Joined HSBC and became a Group Managing Director in January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the US Department of Justice; and Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

A M Losada, 58

Chief Executive, Latin America and the Caribbean

Joined HSBC in 1973. A Group Managing Director since December 2012. Chairman of HSBC Bank (Panama) S.A. since February 2012. A director of HSBC Bank Argentina S.A. since May 2012 and a director of HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC and Grupo Financiero HSBC, S.A. de C.V. since February 2012. Former HSBC appointments include: Chief Executive Officer, HSBC Argentina; and Deputy Head, Personal Financial Services, Brazil.

M M Moses, 55

Group Chief Risk Officer

Joined HSBC in 2005. A Group Managing Director since 2010. A director of HSBC Insurance (Bermuda) Limited. A director of HSBC Private Bank (Suisse) SA and HSBC Private Banking Holdings (Suisse) SA since September 2012. Former HSBC appointments include Chief Financial and Risk Officer, Global Banking and Markets.

S P O’Sullivan, 57

Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 2011. Former HSBC appointments include: Group Chief Technology and Services Officer; director and Chief Operating Officer of HSBC Bank plc; and Chief Operating Officer of HSBC Bank Canada.

B Robertson, 59

Chief Executive, HSBC Bank plc until 1 October 2013

Joined HSBC in 1975. A Group Managing Director since 2008. Chairman of HSBC Life (UK) Limited and of HSBC Bank A.S. since 29 April 2013. A director of HSBC Bank Malta since 5 April 2013 and a director of HSBC Bank Bermuda Limited since January 2012. Former HSBC appointments include: Group Chief Risk Officer; and Head of Global Banking and Markets for North America.

P T S Wong, 61

Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since 2010. Chairman of HSBC Bank (China) Company Limited and HSBC Bank Malaysia Berhad. A non-executive director of Hang Seng Bank Limited and Bank of Communications Co., Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Former HSBC appointments include: Vice Chairman of HSBC Bank (Vietnam) Ltd; director of HSBC Bank Australia Limited; and a director of Ping An Insurance (Group) Company of China, Ltd.

HSBC HOLDINGS PLC

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2013

		Half-year to
	Notes	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Interest income		25,740	29,549	27,153
Interest expense		(7,921)	(10,173)	(8,857)

Net interest income		17,819	19,376	18,296

Fee income		10,148	10,281	9,868
Fee expense		(1,744)	(1,974)	(1,745)

Net fee income		8,404	8,307	8,123

Trading income excluding net interest income		5,230	3,134	1,274
Net interest income on trading activities		1,132	1,385	1,298

Net trading income		6,362	4,519	2,572

Changes in fair value of long-term debt issued and related derivatives		(1,419)	(1,810)	(2,517)
Net income from other financial instruments designated at fair value		222	627	1,474

Net expense from financial instruments designated at fair value		(1,197)	(1,183)	(1,043)

Gains less losses from financial investments		1,856	1,023	166
Dividend income		107	103	118
Net earned insurance premiums		6,226	6,696	6,348
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd		–	3,809	3,215
Other operating income		946	1,022	1,078

Total operating income		40,523	43,672	38,873

Net insurance claims incurred and movement in liabilities to policyholders		(6,151)	(6,775)	(7,440)

Net operating income before loan impairment charges and other credit risk provisions		34,372	36,897	31,433

Loan impairment charges and other credit risk provisions		(3,116)	(4,799)	(3,512)

Net operating income		31,256	32,098	27,921

Employee compensation and benefits		(9,496)	(10,905)	(9,586)
General and administrative expenses		(7,727)	(9,125)	(10,858)
Depreciation and impairment of property, plant and equipment		(699)	(706)	(778)
Amortisation and impairment of intangible assets		(477)	(468)	(501)

Total operating expenses		(18,399)	(21,204)	(21,723)

Operating profit		12,857	10,894	6,198

Share of profit in associates and joint ventures		1,214	1,843	1,714

Profit before tax		14,071	12,737	7,912

Tax expense	6	(2,725)	(3,629)	(1,686)

Profit for the period		11,346	9,108	6,226

Profit attributable to shareholders of the parent company		10,284	8,438	5,589
Profit attributable to non-controlling interests		1,062	670	637

		US$	US$	US$

Basic earnings per ordinary share	4	0.54	0.45	0.29
Diluted earnings per ordinary share	4	0.54	0.45	0.29

The accompanying notes on pages 216 to 263 form an integral part of these financial statements1.

For footnote, see page 215.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income for the half-year to 30 June 2013

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Profit for the period	11,346	9,108	6,226

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(1,818)	1,593	3,477
– fair value gains/(losses)[2]	(1,609)	2,362	4,034
– fair value gains transferred to income statement on disposal	(1,025)	(1,017)	(855)
– amounts transferred to the income statement in respect of impairment losses	206	450	552
– income taxes	610	(202)	(254)

Cash flow hedges	(198)	(6)	115
– fair value gains/(losses)	35	(307)	859
– fair value (gains)/losses transferred to income statement	(258)	245	(668)
– income taxes	25	56	(76)

Share of other comprehensive income/(expense) of associates and joint ventures	1	338	195
– share for the year	37	338	(27)
– reclassified to income statement on disposal	(36)	–	222

Exchange differences	(4,525)	(392)	1,409
– foreign exchange gains reclassified to income statement on disposal of a foreign operation	(290)	–	(1,128)
– other exchange difference	(4,235)	(392)	2,537

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability/asset	(959)	(469)	274
– before income taxes	(1,223)	(619)	228
– income taxes	264	150	46

Other comprehensive income/(expense) for the period, net of tax	(7,499)	1,064	5,470

Total comprehensive income for the period	3,847	10,172	11,696

Total comprehensive income for the period attributable to:
– shareholders of the parent company	3,072	9,515	10,940
– non-controlling interests	775	657	756

	3,847	10,172	11,696

The accompanying notes on pages 216 to 263 form an integral part of these financial statements1.

For footnotes, see page 215.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2013

	Notes	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m
Assets

Cash and balances at central banks		148,285	147,911	141,532
Items in the course of collection from other banks		8,416	11,075	7,303
Hong Kong Government certificates of indebtedness		24,275	21,283	22,743
Trading assets	7	432,601	391,371	408,811
Financial assets designated at fair value	10	35,318	32,310	33,582
Derivatives	11	299,213	355,934	357,450
Loans and advances to banks		185,122	182,191	152,546
Loans and advances to customers		969,382	974,985	997,623
Financial investments	12	404,214	393,736	421,101
Assets held for sale	13	20,377	12,383	19,269
Other assets		45,135	47,115	54,716
Current tax assets		1,207	1,312	515
Prepayments and accrued income		9,781	9,736	9,502
Interests in associates and joint ventures		15,676	23,790	17,834
Goodwill and intangible assets		28,537	28,916	29,853
Property, plant and equipment		10,572	10,642	10,588
Deferred tax assets		7,205	7,644	7,570

Total assets		2,645,316	2,652,334	2,692,538

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		24,275	21,283	22,742
Deposits by banks		110,023	123,553	107,429
Customer accounts		1,316,182	1,278,489	1,340,014
Items in the course of transmission to other banks		9,364	11,321	7,138
Trading liabilities	14	342,432	308,564	304,563
Financial liabilities designated at fair value	15	84,254	87,593	87,720
Derivatives	11	293,669	355,952	358,886
Debt securities in issue		109,389	125,543	119,461
Liabilities of disposal groups held for sale		19,519	12,599	5,018
Other liabilities		33,511	35,119	33,862
Current tax liabilities		1,586	3,462	1,452
Liabilities under insurance contracts		69,771	62,861	68,195
Accruals and deferred income		11,292	11,727	13,184
Provisions	16	4,787	5,259	5,252
Deferred tax liabilities		864	1,585	1,109
Retirement benefit liabilities		3,216	3,962	3,905
Subordinated liabilities		28,821	29,696	29,479

Total liabilities		2,462,955	2,478,568	2,509,409

Equity
Called up share capital		9,313	9,081	9,238
Share premium account		11,071	9,841	10,084
Other equity instruments		5,851	5,851	5,851
Other reserves		23,503	24,806	29,722
Retained earnings		124,332	116,266	120,347

Total shareholders’ equity		174,070	165,845	175,242
Non-controlling interests		8,291	7,921	7,887

Total equity		182,361	173,766	183,129

Total equity and liabilities		2,645,316	2,652,334	2,692,538

The accompanying notes on pages 216 to 263 form an integral part of these financial statements1.

For footnote, see page 215.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows for the half-year to 30 June 2013

		Half-year to
	Notes	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Cash flows from operating activities
Profit before tax		14,071	12,737	7,912

Adjustments for:
– net gain from investing activities		(1,435)	(1,481)	(613)
– share of profit in associates and joint ventures		(1,214)	(1,843)	(1,714)
– gain on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd (‘Ping An’)		–	(3,809)	(3,215)
– other non-cash items included in profit before tax	20	5,091	10,420	9,358
– change in operating assets	20	20,921	(47,658)	(68,863)
– change in operating liabilities	20	(21,070)	40,766	48,304
– elimination of exchange differences[3]		4,877	3,504	(7,130)
– dividends received from associates		665	278	211
– contributions paid to defined benefit plans		(494)	(437)	(296)
– tax paid		(2,125)	(2,304)	(3,283)

Net cash generated from operating activities		19,287	10,173	(19,329)

Cash flows from investing activities
Purchase of financial investments		(171,175)	(177,427)	(165,547)
Proceeds from the sale and maturity of financial investments		181,706	188,242	141,684
Purchase of property, plant and equipment		(1,155)	(683)	(635)
Proceeds from the sale of property, plant and equipment		164	76	165
Proceeds from the sale of loan portfolios		3,193	–	–
Net purchase of intangible assets		(416)	(507)	(501)
Net cash inflow from disposal of US branch network and cards business		–	23,484	(2,579)
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses		287	(1,537)	674
Net cash inflow/(outflow) from acquisition of or increase in stake of associates		(25)	(13)	(1,791)
Proceeds from disposal of Ping An	20	7,413	–	1,954
Proceeds from disposal of other associates and joint ventures		367	288	306

Net cash generated from/(used in) investing activities		20,359	31,923	(26,270)

Cash flows from financing activities
Issue of ordinary share capital		169	263	331

Net sales/(purchases) of own shares for market-making and investment purposes		(33)	25	(50)
Subordinated loan capital issued		–	–	37
Subordinated loan capital repaid		(45)	(1,453)	(301)
Net cash outflow from change in stake in subsidiaries		1	–	(14)
Dividends paid to ordinary shareholders of the parent company		(2,799)	(3,161)	(2,764)
Dividends paid to non-controlling interests		(331)	(325)	(247)
Dividends paid to holders of other equity instruments		(286)	(286)	(287)

Net cash used in financing activities		(3,324)	(4,937)	(3,295)

Net increase/(decrease) in cash and cash equivalents		36,322	37,159	(48,894)

Cash and cash equivalents at the beginning of the period		315,308	325,449	359,007
Exchange differences in respect of cash and cash equivalents		(8,259)	(3,601)	5,195

Cash and cash equivalents at the end of the period	20	343,371	359,007	315,308

The accompanying notes on pages 216 to 263 form an integral part of these financial statements1.

For footnotes, see page 215.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2013

	Half-year to 30 June 2013
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2013	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the period	–	–	–	10,284	–	–	–	–	10,284	1,062	11,346
Other comprehensive income (net of tax)	–	–	–	(993)	(1,635)	(197)	(4,387)	–	(7,212)	(287)	(7,499)
Available-for-sale investments	–	–	–	–	(1,635)	–	–	–	(1,635)	(183)	(1,818)
Cash flow hedges	–	–	–	–	–	(197)	–	–	(197)	(1)	(198)
Remeasurement of defined benefit liability/asset	–	–	–	(994)	–	–	–	–	(994)	35	(959)
Share of other comprehensive income of associates and joint ventures	–	–	–	1	–	–	–	–	1	–	1
Exchange differences	–	–	–	–	–	–	(4,387)	–	(4,387)	(138)	(4,525)

Total comprehensive income for the period	–	–	–	9,291	(1,635)	(197)	(4,387)	–	3,072	775	3,847

Shares issued under employee remuneration and share plans	50	1,012	–	(893)	–	–	–	–	169	–	169
Shares issued in lieu of dividends and amounts arising thereon[4]	25	(25)	–	707	–	–	–	–	707	–	707
Dividends to shareholders[9]	–	–	–	(5,487)	–	–	–	–	(5,487)	(400)	(5,887)
Tax credits on distributions	–	–	–	54	–	–	–	–	54	–	54
Own shares adjustment	–	–	–	(36)	–	–	–	–	(36)	–	(36)
Cost of share-based payment arrangements	–	–	–	355	–	–	–	–	355	–	355
Income taxes on share-based payments	–	–	–	9	–	–	–	–	9	–	9
Other movements	–	–	–	(15)	–	–	–	–	(15)	22	7
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	6	6
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	1	1

At 30 June 2013	9,313	11,071	5,851	124,332	14	(184)	(3,635)	27,308	174,070	8,291	182,361

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

	Half-year to 30 June 2012
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2012	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

Profit for the period	–	–	–	8,438	–	–	–	–	8,438	670	9,108
Other comprehensive income (net of tax)	–	–	–	(114)	1,562	(7)	(364)	–	1,077	(13)	1,064
Available-for-sale investments	–	–	–		1,562	–	–	–	1,562	31	1,593
Cash flow hedges	–	–	–		–	(7)	–	–	(7)	1	(6)
Actuarial gains/(losses) on defined benefit plans	–	–	–	(452)	–	–	–	–	(452)	(17)	(469)
Share of other comprehensive income of associates and joint ventures	–	–	–	338	–	–		–	338	–	338
Exchange differences	–	–	–	–	–	–	(364)	–	(364)	(28)	(392)

Total comprehensive income for the period	–	–	–	8,324	1,562	(7)	(364)	–	9,515	657	10,172

Shares issued under employee share plans	84	1,447	–	(1,268)	–	–	–	–	263	–	263
Shares issued in lieu of dividends and amounts arising thereon[4]	63	(63)	–	1,007	–	–	–	–	1,007	–	1,007
Dividends to shareholders[9]	–	–	–	(4,454)	–	–	–	–	(4,454)	(398)	(4,852)
Tax credits on distributions	–	–	–	59	–	–	–	–	59		59
Own shares adjustment	–	–	–	32	–	–	–	–	32	–	32
Cost of share-based payment arrangements	–	–	–	541	–	–	–	–	541	–	541
Income taxes on share-based payments	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Other movements	–	–	–	119	–	–	–	–	119	(11)	108
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	376	376
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	43	–	–	–	–	43	(71)	(28)

At 30 June 2012	9,081	9,841	5,851	116,266	(1,799)	(102)	(601)	27,308	165,845	7,921	173,766

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2012 (continued)

	Half-year to 31 December 2012
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 July 2012	9,081	9,841	5,851	116,266	(1,799)	(102)	(601)	27,308	165,845	7,921	173,766

Profit for the period	–	–	–	5,589	–	–	–	–	5,589	637	6,226
Other comprehensive income (net of tax)	–	–	–	435	3,448	115	1,353	–	5,351	119	5,470
Available-for-sale investments	–	–	–	–	3,448	–	–	–	3,448	29	3,477
Cash flow hedges	–	–	–	–	–	115	–	–	115	–	115
Actuarial losses on defined benefit plans	–	–	–	240	–	–	–	–	240	34	274
Share of other comprehensive income of associates and joint ventures	–	–	–	195	–	–	–	–	195	–	195
Exchange differences	–	–	–	–	–	–	1,353	–	1,353	56	1,409

Total comprehensive income for period	–	–	–	6,024	3,448	115	1,353	–	10,940	756	11,696

Shares issued under employee share plans	35	365	–	(69)	–	–	–	–	331	–	331
Shares issued in lieu of dividends and amounts arising thereon[4]	122	(122)	–	1,422	–	–	–	–	1,422	–	1,422
Dividends to shareholders[9]	–	–	–	(3,588)	–	–	–	–	(3,588)	(309)	(3,897)
Tax credits on distributions	–	–	–	(27)	–	–	–	–	(27)	–	(27)
Own shares adjustment	–	–	–	(30)	–	–	–	–	(30)	–	(30)
Cost of share-based payment arrangements	–	–	–	447	–	–	–	–	447	–	447
Income taxes on share based payments	–	–	–	47	–	–	–	–	47	–	47
Other movements	–	–	–	(145)	–	–	–	–	(145)	(9)	(154)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(484)	(484)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	12	12

At 31 December 2012	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

The accompanying notes on pages 216 to 263 form an integral part of these financial statements1.

For footnotes, see page 215.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Footnotes to Financial Statements

1	The tables: ‘Maximum exposure to credit risk’ (page 115), ‘Gross loans and advances to customers by industry sector and by geographical region’ (page 142), ‘Movement in impairment allowances on loans and advances to customers and banks’ (page 138), and the Composition of regulatory capital within ‘Capital structure’ (page 186) also form an integral part of these financial statements.
2	Fair value gains in available-for-sale investments relating to the investment in Ping An classified as assets held for sale were nil (31 December 2012: US$737m).
3	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4	Share premium includes no deduction in respect of issuance costs incurred during the period (30 June 2012: nil; 31 December 2012: nil).
5	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m was charged against retained earnings.
6	Retained earnings include 85,561,934 (US$930m) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2012: 83,578,031 (US$5,719m); 31 December 2012: 86,394,826 (US$874m)).
7	Amounts transferred to the income statement in respect of cash flow hedges for the half-year to 30 June 2013 include US$116m gain (30 June 2012: US$12m loss; 31 December 2012: US$55m gain) taken to ‘Net interest income’ and US$140m gain (30 June 2012: US$232m loss; 31 December 2012: US$612m gain) taken to ‘Net trading income’.
8	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank in 1992, HSBC France in 2000 and HSBC Finance in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
9	Including distributions paid on preference shares and capital securities classified as equity.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2012 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2012, there were no unendorsed standards effective for the year ended 31 December 2012 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2012 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards adopted during the period ended 30 June 2013

On 1 January 2013, HSBC adopted the following significant new standards and revisions to standards for which the financial effect is insignificant to these interim consolidated financial statements:

•	IFRS 10 ‘Consolidated Financial Statements,’ IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and amendments to IFRS 10, IFRS 11 and IFRS 12 ‘Transition Guidance’. IFRSs 10 and 11 are required to be applied retrospectively.

Under IFRS 10, there is one approach for determining consolidation for all entities, based on the concepts of power, variability of returns and their linkage. This replaces the approach which applied to previous financial statements which emphasised legal control or exposure to risks and rewards, depending on the nature of the entity. HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

IFRS 11 places more focus on the investors’ rights and obligations than on the structure of the arrangement when determining the type of joint arrangement in which HSBC is involved, unlike the previous approach, and introduces the concept of a joint operation.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including for unconsolidated structured entities.

•	IFRS 13 ‘Fair Value Measurement’ establishes a single framework for measuring fair value and introduces new requirements for disclosure of fair value measurements. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application. New disclosures and enhancements to existing disclosures are provided in Note 8.

•	Amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’ which requires disclosure of the effect or potential effects of netting arrangements on an entity’s financial position. The amendment requires disclosure of recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The amendments have been applied retrospectively. New disclosures are provided in Note 18.

•	Amendments to IAS 19 ‘Employee Benefits’ (‘IAS 19 revised’). IAS 19 revised is required to be applied retrospectively. IAS 19 revised replaces the interest cost on the plan liability and expected return on plan assets with a finance cost comprising the net interest on the net defined benefit liability or asset. This finance cost is determined by applying to the net defined benefit liability or asset the same discount rate used to measure the defined benefit obligation. The difference between the actual return on plan assets and the return included in the finance cost component reflected in the income statement is presented in other comprehensive income. The effect of this change is to increase or decrease the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

During the period ended 30 June 2013, HSBC also adopted an interpretation and amendments to standards which had an insignificant effect on these interim consolidated financial statements.

(b)	Presentation of information

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Interim Management Report goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC has adopted the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses the applicability and relevance of good practice recommendations issued from time to time by relevant regulators and standard setters, enhancing disclosures where appropriate.

HSBC’s consolidated financial statements are presented in US dollars. HSBC Holdings’ functional currency is also the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(c)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets and provisions for liabilities. These critical accounting policies are described on page 54 of the Annual Report and Accounts 2012.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

(d)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on page 384 of the Annual Report and Accounts 2012. The previous accounting policy on special purpose entities that reflected guidance under SIC 12 ‘Consolidation – Special purpose entities’ is no longer applicable as a result of the adoption of IFRS 10.

(e)	Future accounting developments

In addition to the projects to complete financial instrument accounting, discussed below, the IASB is continuing to work on projects on insurance, revenue recognition and lease accounting which could represent significant changes to accounting requirements in the future.

Amendments issued by the IASB and endorsed by the EU

In December 2011, the IASB issued amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

Based on the assessment performed to date, we do not expect the amendments to IAS 32 to have a material effect on HSBC’s financial statements.

Amendments issued by the IASB but not endorsed by the EU

During 2012 and 2013, the IASB issued various amendments to IFRS that are effective from 1 January 2014 and which are expected to have an insignificant effect on the consolidated financial statements of HSBC.

Standards applicable in 2015

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement.’

The second and third phases in the IASB’s project to replace IAS 39 will address the impairment of financial assets and general hedge accounting. Macro hedging is not included in the IFRS 9 project and will be addressed separately.

Following the IASB’s decision in December 2011 to defer the effective date, the existing version of IFRS 9 is effective for annual periods beginning on or after 1 January 2015. IFRS 9 is required to be applied retrospectively but prior periods need not be restated. However, as a result of the IASB’s decision that all phases of IFRS 9 will be applied from the same effective date and it now seems unlikely that the final standard will be issued in 2013, we expect that the mandatory effective date of IFRS 9 will be deferred at least until 1 January 2016. In November 2012, the IASB issued proposed amendments to IFRS9 in respect of classification and measurement. Since the final requirements for classification and measurement are uncertain, it remains impracticable to quantify the effect of the existing IFRS 9 as at the date of the publication of these financial statements.

(f)	Changes in composition of the Group

Except as discussed in Note 13 there were no material changes in the composition of the Group.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 387 to 405 of the Annual Report and Accounts 2012, except as discussed in Note 1. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2012.

3	Dividends

The Directors declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2013 of US$0.10 per ordinary share, a distribution of approximately US$1,864m which will be payable on 9 October 2013. No liability is recorded in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2013			30 June 2012			31 December 2012
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.18	3,339	540	0.14	2,535	259	–	–	–
In respect of current year:
– first interim dividend	0.10	1,861	167	0.09	1,633	748	–	–	–
– second interim dividend	–	–	–	–	–	–	0.09	1,646	783
– third interim dividend	–	–	–	–	–	–	0.09	1,655	639

	0.28	5,200	707	0.23	4,168	1,007	0.18	3,301	1,422

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital securities classified as equity[1]
January coupon	0.508	45		0.508	44		–	–
March coupon	0.500	76		0.500	76		–	–
April coupon	0.508	45		0.508	45		–	–
June coupon	0.500	76		0.500	76		–	–
July coupon	–	–		–	–		0.508	45
September coupon	–	–		–	–		0.500	76
October coupon	–	–		–	–		0.508	45
December coupon	–	–		–	–		0.500	76

	2.016	242		2.016	241		2.016	242

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 11 July 2013, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

4	Earnings per share

Basic earnings per ordinary share were calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share were calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	10,284	8,438	5,589
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,998	8,152	5,302

Basic and diluted earnings per share

	Half-year to 30 June 2013			Half-year to 30 June 2012			Half-year to 31 December 2012
	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$

Basic[1]	9,998	18,467	0.54	8,152	17,983	0.45	5,302	18,267	0.29
Effect of dilutive potential ordinary shares		156			158			153

Diluted[2]	9,998	18,623	0.54	8,152	18,141	0.45	5,302	18,420	0.29

1	Weighted average number of ordinary shares outstanding.
2	Weighted average number of ordinary shares outstanding assuming dilution.

5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m
Defined benefit pension plans
Current service cost	255	259	244
Net interest income on the net defined benefit liability/asset	(15)	(66)	(83)
Past service cost and (gains)/losses on settlements	(407)	3	27
Administrative costs and taxes paid by plan[1]	7	17	26

	(160)	213	214
Defined benefit healthcare plans	34	20	29

Total (income)/expense	(126)	233	243

1	Amounts previously disclosed within current service cost disclosed separately under the requirements of IAS 19 revised.

In June 2013, following consultation on various employee benefit proposals, HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section (‘DBS’) would cease with effect from 30 June 2015. As a result, defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI) but all active members of the DBS will become members of the Defined Contribution Section from 1 July 2015. As part of these amendments, the HSBC Bank (UK) Pension Scheme (‘the Scheme’) will cease to deliver ill-health benefits to active members of the DBS, and these benefits will, instead, be covered via insurance policies from 1 January 2015, consistent with other UK employees. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m, recorded in ‘Past service cost and (gains)/losses on settlements’ in the presentation above.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

6	Tax

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m
Current tax
UK corporation tax charge	(107)	100	150
Overseas tax[1]	1,868	3,549	2,011
	1,761	3,649	2,161
Deferred tax
Origination and reversal of temporary differences	964	(20)	(475)

Tax expense	2,725	3,629	1,686

Effective tax rate	19.4%	28.5%	21.3%

1	Overseas tax included Hong Kong profits tax of US$607m (first half of 2012: US$476m; second half of 2012: US$573m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2012: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%	US$m	%	US$m	%

Profit before tax	14,071		12,737		7,912

Tax at 23.25% (2012: 24.5%)	3,272	23.25	3,122	24.5	1,935	24.5
Effect of differently taxed overseas profits	(181)	(1.3)	265	2.1	(322)	(4.0)
Adjustments in respect of prior period liabilities	7	–	479	3.7	(442)	(5.6)
Deferred tax temporary differences not recognised/(previously not recognised)	(9)	(0.1)	2	–	372	4.7
Effect of profit in associates and joint ventures	(281)	(2.0)	(459)	(3.6)	(413)	(5.2)
Tax effect of disposal of Ping An	(111)	(0.8)	–	–	(204)	(2.8)
Tax effect of reclassification of Industrial Bank	(317)	(2.3)	–	–	–	–
Non-taxable income and gains	(377)	(2.7)	(280)	(2.2)	(262)	(3.3)
Permanent disallowables	308	2.2	405	3.2	687	8.7
Change in tax rates	(15)	(0.1)	(18)	(0.1)	96	1.2
Local taxes and overseas withholding tax	266	1.9	205	1.6	376	4.8
Other items	163	1.3	(92)	(0.7)	(137)	(1.7)

Total tax charged to the income statement	2,725	19.4	3,629	28.5	1,686	21.3

The effective tax rate for the first half of 2013 was 19.4% compared with 28.5% for the first half of 2012. The effective tax rate for the first half of 2013 benefited from the non-taxable gain on the reclassification of Industrial Bank as a financial investment and the Ping An disposal. The effective tax rate in 2012 was higher because of the US tax charge arising on the disposal of the US branch network and cards business and an adjustment to prior period liabilities.

The UK Government announced that the main rate of corporation tax for the year beginning 1 April 2013 will reduce from 24% to 23% to be followed by further a 2% reduction to 21% for the year beginning 1 April 2014 and a 1% reduction to 20% for the year beginning 1 April 2015. The reduction in the corporate tax rate to 23% was enacted through the 2012 Finance Act and this results in a weighted average of 23.25% for 2013 (2012: 24.5%). The reductions to 21% and 20% that were announced in the 2012 Autumn Statement and the 2013 Budget respectively became enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reductions will have a significant effect on the net UK deferred tax asset at 30 June 2013 of US$0.5bn.

The Group’s legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Deferred taxation

The net deferred tax assets totalled US$6.3bn at 30 June 2013 (30 June 2012: US$6.1bn; 31 December 2012: US$6.5bn). The main items to note were as follows:

US

The net deferred tax asset relating to HSBC’s operations in the US was US$4.3bn (30 June 2012: US$5.0bn; 31 December 2012: US$4.6bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.2bn (30 June 2012: US$0.2bn; 31 December 2012: nil), deductible temporary differences in respect of loan impairment allowances of US$1.5bn (30 June 2012: US$2.5bn; 31 December 2012: US$2.0bn) and other temporary differences of US$2.6bn (30 June 2012: US$2.3bn; 31 December 2012: US$2.6bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to invest sufficient capital in North America to recover the deferred tax asset, it is expected there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a 10-year period and include assumptions about future house prices and US economic conditions, including unemployment levels.

Management projections of profits from the US operations currently indicate that tax losses and tax credits will be fully recovered by 2015. The current level of the deferred tax asset in respect of loan impairment allowances is projected to reduce over the 10-year period.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies to a greater extent on capital support from HSBC Holdings, including tax planning strategies implemented in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income. As financial performance in our US operations improves it is anticipated that projected future profits will be considered in the evaluation of the recognition of the deferred tax asset.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil was US$1.1bn at 30 June 2013 (30 June 2012: US$0.7bn; 31 December 2012: US$0.9bn). The deferred tax assets included in this total arose primarily in relation to deductible temporary differences in respect of loan impairment allowances.

Deductions for loan impairments for Brazil tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

Loan impairment deductions are recognised for tax purposes typically within 24 months of accounting recognition. On the evidence available, including historical levels of profitability, management projections of income and the state of the Brazilian economy, it is anticipated there will be sufficient taxable income generated by the business to realise these assets when deductible for tax purposes.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Brazil.

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico was US$0.4bn at 30 June 2013 (30 June 2012: US$0.5bn; 31 December 2012: US$0.6bn). The deferred tax assets included in this total related primarily to deductible temporary differences in respect of accounting provisions for impaired loans. The annual deduction for loan impairments is capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry but with annual deduction subject to the 2.5% cap.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Following the clarification of tax law by the Mexican fiscal authority during the second quarter of 2013 which led to a write down of the deferred tax assets on loan impairments of US$0.3bn, management’s analysis of the recognition of these deferred tax assets now relies on the primary strategy of selling certain loan portfolios, the losses on which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes.

On the evidence available, including historical and projected levels of loan portfolio sales and profitability, it is expected that the business will now realise these assets over a shorter period, within the next 10 years, than originally was the case under the previous strategy of projecting loan portfolio growth, loan impairment rates and profitability, which expected that the assets would be realised within the next 15 years.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

UK

The net deferred tax asset relating to HSBC’s operations in the UK was US$0.5bn (30 June 2012: net liability US$0.3bn; 31 December 2012: net asset US$0.3bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.1bn (30 June 2012: nil; 31 December 2012: US$0.3bn) and other temporary differences of US$0.4bn (30 June 2012: net liability US$0.3bn; 31 December 2012: nil).

On the evidence available, including historical levels of profitability and management projections of future income it is expected that there will be sufficient taxable income generated by the business to recover the deferred tax asset for tax losses within the current period.

7	Trading assets

	At 30 June 2013	At 30 June 2012	At 31 December 2012
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	310,395	296,042	305,312
– which may be repledged or resold by counterparties	122,206	95,329	103,499

	432,601	391,371	408,811

Treasury and other eligible bills	19,188	30,098	26,282
Debt securities	147,568	131,563	144,677
Equity securities	51,477	30,019	41,634

Trading securities valued at fair value	218,233	191,680	212,593
Loans and advances to banks	96,748	94,830	78,271
Loans and advances to customers	117,620	104,861	117,947

	432,601	391,371	408,811

Trading securities valued at fair value[1]
	At 30 June 2013	At 30 June 2012	At 31 December 2012
	US$m	US$m	US$m

US Treasury and US Government agencies[2]	30,202	21,369	28,405
UK Government	11,171	11,043	11,688
Hong Kong Government	7,151	6,684	6,228
Other government	82,782	87,798	91,498
Asset-backed securities[3]	2,725	2,805	2,896
Corporate debt and other securities	32,725	31,962	30,244
Equity securities	51,477	30,019	41,634

	218,233	191,680	212,593

1	Included within these figures are debt securities issued by banks and other financial institutions of US$21,653m (30 June 2012: US$22,285m; 31 December 2012: US$20,274m), of which US$3,262m (30 June 2012: US$3,981m; 31 December 2012: US$3,469m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2013
Listed on a recognised exchange[1]	2,447	83,220	50,332	135,999
Unlisted[2]	16,741	64,348	1,145	82,234

	19,188	147,568	51,477	218,233
Fair value at 30 June 2012
Listed on a recognised exchange[1]	1,055	75,928	29,295	106,278
Unlisted[2]	29,043	55,635	724	85,402

	30,098	131,563	30,019	191,680
Fair value at 31 December 2012
Listed on a recognised exchange[1]	606	82,732	39,945	123,283
Unlisted[2]	25,676	61,945	1,689	89,310

	26,282	144,677	41,634	212,593

1	Included within listed securities are US$3,508m (30 June 2012: US$2,648m; 31 December 2012: US$2,828m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

8	Fair values of financial instruments carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 387 to 405 and page 56, respectively, of the Annual Report and Accounts 2012. The fair value of financial instruments is generally measured on the basis of the individual financial instrument. However, in cases where HSBC manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, HSBC measures the fair value of the group of financial instruments on a net basis, but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRS offsetting criteria as described on page 397 of the Annual Report and Accounts 2012.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m
Recurring fair value measurements
At 30 June 2013
Assets
Trading assets	246,233	183,324	3,044	432,601
Financial assets designated at fair value	27,540	7,307	471	35,318
Derivatives	3,035	293,518	2,660	299,213
Financial investments: available for sale	235,460	135,615	8,960	380,035

Liabilities
Trading liabilities	148,118	187,280	7,034	342,432
Financial liabilities designated at fair value	9,195	75,059	–	84,254
Derivatives	2,471	288,555	2,643	293,669

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m
At 30 June 2012
Assets
Trading assets	212,386	174,428	4,557	391,371
Financial assets designated at fair value	24,844	6,814	652	32,310
Derivatives	1,530	350,142	4,262	355,934
Financial investments: available for sale	229,863	132,894	8,494	371,251

Liabilities
Trading liabilities	136,437	164,455	7,672	308,564
Financial liabilities designated at fair value	30,257	57,336	–	87,593
Derivatives	1,724	351,058	3,170	355,952

At 31 December 2012
Assets
Trading assets	198,843	205,590	4,378	408,811
Financial assets designated at fair value	25,575	7,594	413	33,582
Derivatives	1,431	352,960	3,059	357,450
Financial investments: available for sale	253,246	135,931	8,511	397,688

Liabilities
Trading liabilities	116,550	180,543	7,470	304,563
Financial liabilities designated at fair value	10,703	77,017	–	87,720
Derivatives	1,506	354,375	3,005	358,886

The increase in Level 1 trading assets and liabilities reflected an increase in equity securities and settlement account balances, the latter varying with the level of trading activity. Movement in derivative balances is described in Note 11.

The table below shows transfers between Level 1 and Level 2 fair values.

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m
At 30 June 2013
Transfers from Level 1 to Level 2	110	402	–	18	12	–	17
Transfers from Level 2 to Level 1	1,275	1,264	423	–	–	–	–

Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period. Transfers from Level 2 to Level 1 related to increased liquidity in certain emerging market government bonds. There were no material transfers from Level 1 to Level 2 in the period.

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring compliance with all relevant accounting standards.

Further details of the control framework are included on page 438 of the Annual Report and Accounts 2012.

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

•

Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. Further details on fair values determined using valuation techniques are included on page 438 of the Annual Report and Accounts 2012.

For swaps with collateralised counterparties and in significant currencies, HSBC applies a discounting curve that reflects the overnight interest rate (‘OIS discounting’).

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to Global Banking and Markets.

Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m
Type of adjustment
Risk-related	1,392	1,777	2,013
Bid-offer	639	646	638
Uncertainty	126	151	142
Credit valuation adjustment	1,552	980	1,747
Debit valuation adjustment	(929)	–	(518)
Other	4	–	4

Model-related	147	282	162
Model limitation	142	286	161
Other	5	(4)	1

Inception profit (Day 1 P&L reserves) (Note 11)	180	184	181

	1,719	2,243	2,356

Fair value adjustments declined by US$637m during the period. The most significant movement was of US$411m in respect of the debit valuation adjustment, as a result of the widening of HSBC’s spreads on credit default swaps and a refinement of the calculation.

Detailed descriptions of risk-related and model-related adjustments are provided on page 440 of the Annual Report and Accounts 2012.

Credit valuation adjustment/debit valuation adjustment methodology

HSBC calculates a separate credit valuation adjustment (‘CVA’) and debit valuation adjustment (‘DVA’) for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit valuation adjustment is described on page 151.

HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty conditional on the non-default of HSBC to the expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying by the loss expected in the event of default. Both calculations are performed over the life of the potential exposure.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

For most products HSBC uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default (‘LGD’) assumption of 60% is generally adopted for developed market exposures, and 75% for emerging market exposures. Alternative loss given default assumptions may be adopted where both the nature of the exposure and the available data support this.

For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts alternative methodologies. These may involve mapping to the results for similar products from the simulation tool or, where the mapping approach is not appropriate, using a simplified methodology which generally follows the same principles as the simulation methodology. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than is used in the simulation methodology.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises when the underlying value of the derivative prior to any CVA is positively correlated to the probability of default by the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation.

With the exception of certain central clearing parties, HSBC includes all third-party counterparties in the CVA and DVA calculations and does not net these adjustments across HSBC Group entities. During the period, HSBC refined the methodologies used to calculate the CVA and DVA to more accurately reflect credit mitigation. HSBC reviews and refines the CVA and DVA methodologies on an ongoing basis.

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets					Liabilities
	Available for sale US$m	Held for trading US$m	At fair value[1] US$m	Derivatives US$m	Total US$m	Held for trading US$m	At fair value[1] US$m	Derivatives US$m	Total US$m
At 30 June 2013
Private equity including strategic investments	4,100	92	392	–	4,584	–	–	–	–
Asset-backed securities	1,683	430	–	–	2,113	–	–	–	–
Loans held for securitisation	–	89	–	–	89	–	–	–	–
Structured notes	–	–	–	–	–	7,034	–	–	7,034
Derivatives with monolines	–	–	–	407	407	–	–	–	–
Other derivatives	–	–	–	2,253	2,253	–	–	2,643	2,643
Other portfolios	3,177	2,433	79	–	5,689	–	–	–	–

	8,960	3,044	471	2,660	15,135	7,034	–	2,643	9,677

At 30 June 2012
Private equity including strategic investments	4,367	88	433	–	4,888	–	–	–	–
Asset-backed securities	2,362	966	–	–	3,328	–	–	–	–
Loans held for securitisation	–	618	–	–	618	–	–	–	–
Structured notes	–	17	–	–	17	7,208	–	–	7,208
Derivatives with monolines	–	–	–	799	799	–	–	–	–
Other derivatives	–	–	–	3,463	3,463	–	–	3,170	3,170
Other portfolios	1,765	2,868	219	–	4,852	464	–	–	464

	8,494	4,557	652	4,262	17,965	7,672	–	3,170	10,842

At 31 December 2012
Private equity including strategic investments	3,582	92	377	–	4,051	–	–	–	–
Asset-backed securities	2,288	652	–	–	2,940	–	–	–	–
Loans held for securitisation	–	547	–	–	547	–	–	–	–
Structured notes	–	23	–	–	23	6,987	–	–	6,987
Derivatives with monolines	–	–	–	630	630	–	–	–	–
Other derivatives	–	–	–	2,429	2,429	–	–	3,005	3,005
Other portfolios	2,641	3,064	36	–	5,741	483	–	–	483

	8,511	4,378	413	3,059	16,361	7,470	–	3,005	10,475

1	Designated at fair value through profit or loss.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The basis for determining the fair value of the financial instruments in the table above is explained on page 442 of the Annual Report and Accounts 2012.

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 January 2013	8,511	4,378	413	3,059	7,470	–	3,005
Total gains/(losses) recognised in profit or loss	37	48	23	(25)	(844)	–	875
– trading income excluding net interest income	–	48	–	(25)	(844)	–	875
– net income/(expense) from other financial instruments designated at fair value	–	–	23	–	–	–	–
– gains less losses from financial investments	23	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	14	–	–	–	–	–	–

Total gains/(losses) recognised in other comprehensive income[1]	60	(26)	–	(105)	(157)	–	(109)
– available-for-sale investments: fair value gains/(losses)	295	–	–	–	–	–	–
– exchange differences	(235)	(26)	–	(105)	(157)	–	(109)

Purchases	1,112	486	21	–	–	–	–
New issuances	–	–	–	–	2,017	–	–
Sales	(345)	(1,689)	(4)	–	(497)	–	–
Settlements	(266)	(177)	(4)	(283)	(559)	–	(1,114)
Transfers out	(1,009)	(80)	(30)	(43)	(565)	–	(49)
Transfers in	860	104	52	57	169	–	35

At 30 June 2013	8,960	3,044	471	2,660	7,034	–	2,643

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2013	14	102	23	(17)	169	–	(452)
– trading income excluding net interest income	–	102	–	(17)	169	–	(452)
– net income/(expense) from other financial instruments designated at fair value	–	–	23	–	–	–	–
– loan impairment charges and other credit risk provisions	14	–	–	–	–	–	–

At 1 January 2012	9,121	4,780	716	4,449	7,827	567	3,129
Total gains/(losses) recognised in profit or loss	(146)	73	5	(225)	158	2	(36)
Total gains/(losses) recognised in other comprehensive income[1]	177	23	1	32	33	–	26
Purchases	503	291	64	–	(202)	–	–
New issuances	–	–	–	–	1,658	–	–
Sales	(282)	(663)	(33)	–	–	–	–
Settlements	(163)	(95)	(1)	36	(1,011)	–	78
Transfers out	(1,542)	(47)	(150)	(73)	(889)	(569)	(69)
Transfers in	826	195	50	43	98	–	42

At 30 June 2012	8,494	4,557	652	4,262	7,672	–	3,170

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2012	10	(137)	4	(29)	63	–	127

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 July 2012	8,494	4,557	652	4,262	7,672	–	3,170
Total gains/(losses) recognised in profit or loss	(268)	283	5	(749)	161	(2)	46
Total gains/(losses) recognised in other comprehensive income[1]	295	55	(33)	60	110	–	58
Purchases	1,235	651	49	–	(166)	–	–
New issuances	–	–	–	–	1,194	–	–
Sales	(558)	(745)	(36)	–	–	–	–
Settlements	(204)	(522)	(24)	(50)	(593)	–	(60)
Transfers out	(1,402)	(251)	(200)	(498)	(1,012)	2	(222)
Transfers in	919	350	–	34	104	–	13

At 31 December 2012	8,511	4,378	413	3,059	7,470	–	3,005

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2012	134	(237)	36	617	101	8	80

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period.

Purchases of Level 3 available-for-sale assets reflect acquisition of certain less liquid emerging market government and corporate debt. Transfers out of Level 3 available-for-sale securities reflect increased confidence in the pricing of certain ABS assets. Sales of Level 3 trading assets reflect the unwind of certain legacy monoline and structured credit exposures. New issuances of trading liabilities reflect structured note issuances, predominantly equity-linked notes.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and that are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 30 June 2013
Derivatives, trading assets and trading liabilities[1]	395	(371)	–	–
Financial assets and liabilities designated at fair value	45	(45)	–	–
Financial investments: available for sale	–	–	745	(777)

	440	(416)	745	(777)

At 30 June 2012
Derivatives, trading assets and trading liabilities[1]	366	(335)	–	–
Financial assets and liabilities designated at fair value	70	(70)	–	–
Financial investments: available for sale	–	–	782	(784)

	436	(405)	782	(784)

At 31 December 2012
Derivatives, trading assets and trading liabilities[1]	465	(384)	–	–
Financial assets and liabilities designated at fair value	41	(41)	–	–
Financial investments: available for sale	–	–	680	(710)

	506	(425)	680	(710)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The increase in the effect of unfavourable changes in significant unobservable inputs in relation to available-for-sale assets during the period primarily reflects an increase in the Level 3 strategic investments held, following reclassification of a strategic investment from held-for-sale to available-for-sale.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	US$m	US$m	US$m	US$m
At 30 June 2013
Private equity including strategic investments	61	(61)	400	(400)
Asset-backed securities	55	(29)	138	(123)
Loans held for securitisation	3	(5)	–	–
Structured notes	24	(17)	–	–
Derivatives with monolines	41	(31)	–	–
Other derivatives	219	(237)	–	–
Other portfolios	37	(36)	207	(254)

	440	(416)	745	(777)

At 30 June 2012
Private equity including strategic investments	69	(69)	448	(448)
Asset-backed securities	57	(52)	192	(180)
Loans held for securitisation	9	(9)	–	–
Structured notes	5	(5)	–	–
Derivatives with monolines	71	(52)	–	–
Other derivatives	171	(162)	–	–
Other portfolios	54	(56)	142	(156)

	436	(405)	782	(784)
At 31 December 2012
Private equity including strategic investments	62	(62)	353	(353)
Asset-backed securities	41	(27)	143	(139)
Loans held for securitisation	3	(3)	–	–
Structured notes	4	(5)	–	–
Derivatives with monolines	36	(20)	–	–
Other derivatives	320	(267)	–	–
Other portfolios	40	(41)	184	(218)

	506	(425)	680	(710)

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameters using statistical techniques. When parameters are not amenable to statistical analysis, the quantification of uncertainty is judgemental.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Quantitative information about significant unobservable inputs in Level 3 valuations

	Fair value			Key unobservable	Range of inputs
	Assets	Liabilities	Valuation technique	Inputs	Lower	Higher
	US$m	US$m

At 30 June 2013
Private equity including strategic investments	4,584	–	See notes below	See notes below	n/a	n/a

Asset-backed securities	2,113	–
CLO/CDO[1]	1,167	–	Model – Discounted cash flow	Prepayment rate	0%	5%
			Market proxy	Bid quotes	–	101
Other ABSs	946	–

Loans held for securitisation	89	–

Structured notes	–	7,034
Equity-linked notes	–	5,137	Model – Option model	Equity volatility	7%	81%
			Model – Option model	Equity correlation	0.12	0.83
Fund-linked notes	–	503	Model – Option model	Fund volatility	20%	23%
FX-linked notes	–	829	Model – Option model	FX volatility	2%	34%
Other	–	565

Derivatives with monolines	407	–	Model – Discounted cash flow	Credit spread	3%	26%

Other derivatives	2,253	2,643
Interest rate derivatives:
– securitisation swaps	208	1,257	Model – Discounted cash flow	Prepayment rate	2%	25%
– long-dated swaptions	543	289	Model – Option model	IR volatility	4%	145%
– other	636	336

FX derivatives:
– FX options	264	190	Model – Option model	FX volatility	0.05%	24%
– other	40	20

Equity derivatives:
– long-dated single stock options	245	230	Model – Option model	Equity volatility	7%	81%
– other	50	165

Credit derivatives:
– other	267	156

Other portfolios	5,689	–
Structured certificates	1,501	–	Model – Discounted cash flow	Credit volatility	1%	4%
EM corporate debt	2,581	–	Market proxy	Credit spread	0.2%	7%
		–	Market proxy	Bid quotes	99	158
EM sovereign debt	824	–	Market proxy	Bid quotes	99	115
Other[2]	783	–

	15,135	9,677

1	Collateralised loan obligation/collateralised debt obligation.
2	Includes a range of smaller asset holdings, a majority of which are emerging market sovereign and corporate debt.

Key unobservable inputs to Level 3 financial instruments

The table above lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 30 June 2013. A further description of the categories of key unobservable inputs is given below.

Private equity including strategic investments

HSBC’s private equity and strategic investments are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. Given the bespoke nature of the analysis in respect of each holding, it is not practical to quote a range of key unobservable inputs.

Prepayment rates

Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. Prepayment rates are an important input into modelled values of ABSs. A modelled price may be used where insufficient observable market prices exist to enable a market price to be determined directly. Prepayment

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

rates are also an important input into the valuation of derivatives linked to securitisations. For example, so-called securitisation swaps have a notional value that is linked to the size of the outstanding loan portfolio in a securitisation, which may fall as prepayments occur. Prepayment rates vary according to the nature of the loan portfolio, and expectations of future market conditions. For example, prepayment rates will generally be anticipated to increase as interest rates rise. Prepayment rates may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historic prepayment rates, macro-economic modelling.

Market proxy

Market proxy pricing may be used for an instrument for which specific market pricing is not available, but evidence is available in respect of instruments that have some characteristics in common. In some cases it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence. For example, in the collateralised loan obligation market it may be possible to establish that A-rated securities exhibit prices in a range, and to isolate key factors that influence position within the range. Application of this to a specific A-rated security within HSBC’s portfolio allows assignment of a price.

The range of prices used as inputs into a market proxy pricing methodology may therefore be wide. This range is not indicative of the uncertainty associated with the price derived for an individual security.

Volatility

Volatility is a measure of the anticipated future variability of a market price. Volatility tends to increase in stressed market conditions, and decrease in calmer market conditions. Volatility is an important input in the pricing of options. In general, the higher the volatility, the more expensive the option will be. This reflects both the higher probability of an increased return from the option, and the potentially higher costs that HSBC may incur in hedging the risks associated with the option. If option prices become more expensive, this will increase the value of HSBC’s long option positions (i.e. the positions in which HSBC has purchased options), while HSBC’s short option positions (i.e. the positions in which HSBC has sold options) will suffer losses.

Volatility varies by underlying reference market price, and by strike and maturity of the option. Volatility also varies over time. As a result, it is difficult to make general statements regarding volatility levels. For example, while it is generally the case that foreign exchange volatilities are lower than equity volatilities, there may be examples in particular currency pairs or for particular equities where this is not the case.

Certain volatilities, typically those of a longer-dated nature, are unobservable. The unobservable volatility is then estimated from observable data. For example, longer-dated volatilities may be extrapolated from shorter-dated volatilities.

The range of unobservable volatilities quoted in the table reflects the wide variation in volatility inputs by reference market price. For example, foreign exchange volatilities for a pegged currency may be very low, whereas for non-managed currencies the foreign exchange volatility may be higher. As a further example, volatilities for deep-in-the-money or deep-out-of-the-money equity options may be significantly higher than at-the-money options. For any single unobservable volatility, the uncertainty in the volatility determination is significantly less than the range quoted above.

Correlation

Correlation is a measure of the inter-relationship between two market prices. Correlation is a number between minus one and one. A positive correlation implies that the two market prices tend to move in the same direction, with a correlation of one implying that they always move in the same direction. A negative correlation implies that the two market prices tend to move in opposite directions, with a correlation of minus one implying that the two market prices always move in opposite directions.

Correlation is used to value more complex instruments where the payout is dependent upon more than one market price. For example, an equity basket option has a payout that is dependent upon the performance of a basket of single stocks, and the correlation between the price movements of those stocks will be an input to the valuation. This is referred to as equity-equity correlation. There are a wide range of instruments for which correlation is an input, and

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

consequently a wide range of both same-asset correlations (e.g. equity-equity correlation) and cross-asset correlations (e.g. foreign exchange rate-interest rate correlation) used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.

Correlation may be unobservable. Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships.

The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair. For any single unobservable correlation, the uncertainty in the correlation determination is likely to be less than the range quoted above.

Credit spread

Credit spread is the premium over a benchmark interest rate required by the market to accept a lower credit quality. In a discounted cash flow model, the credit spread increases the discount factors applied to future cash flows, thereby reducing the value of an asset. Credit spreads may be implied from market prices. Credit spreads may not be observable in more illiquid markets.

Inter-relationships between key unobservable inputs

Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macro-economic or other events. For example, improving economic conditions may lead to a ‘risk on’ market, in which prices of risky assets such as equities and high yield bonds will rise, while ‘safe haven’ assets such as gold and US Treasuries decline. Furthermore, the impact of changing market variables upon the HSBC portfolio will depend upon HSBC’s net risk position in respect of each variable. For example, increasing high-yield bond prices will benefit long high-yield bond positions, but the value of any credit derivative protection held against those bonds will fall.

9	Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 387 to 405 and page 56, respectively, of the Annual Report and Accounts 2012.

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	185,122	185,098	182,191	182,266	152,546	152,823
Loans and advances to customers	969,382	951,675	974,985	950,935	997,623	973,741
Financial investments:
– debt securities	24,179	24,901	22,485	24,202	23,413	25,458

Liabilities
Deposits by banks	110,023	110,014	123,553	123,576	107,429	107,392
Customer accounts	1,316,182	1,316,405	1,278,489	1,278,801	1,340,014	1,340,521
Debt securities in issue	109,389	109,963	125,543	125,664	119,461	120,779
Subordinated liabilities	28,821	30,517	29,696	29,357	29,479	32,159

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances and customer accounts held for sale[1]
Loans and advances to banks and customers	15,525	15,650	6,772	6,816	6,632	6,387
Customer accounts	17,280	17,339	9,668	9,433	2,990	2,990

1	Including financial instruments within disposal groups held for sale.

The following is a list of financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets
Cash and balances at central banks
Items in the course of collection from other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances
Short-term receivables within ‘Other assets’
Accrued income

Liabilities
Hong Kong currency notes in circulation
Items in the course of transmission to other banks
Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’
Endorsements and acceptances
Short-term payables within ‘Other liabilities’
Accruals

Analysis of loans and advances to customers by geographical segment

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	433,436	424,932	445,445	436,921	463,440	453,382
Hong Kong	189,625	187,881	165,204	163,139	173,613	171,926
Rest of Asia-Pacific	139,333	139,343	129,489	129,175	138,119	138,015
Middle East and North Africa	27,934	27,816	27,896	27,889	28,086	27,954
North America	134,494	126,881	153,991	141,094	140,756	128,637
Latin America	44,560	44,822	52,960	52,717	53,609	53,827

	969,382	951,675	974,985	950,935	997,623	973,741

Valuation

The calculation of fair value incorporates HSBC’s estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available.

The fair values of loans and advances to customers in the US are substantially lower than their carrying amount, reflecting the market conditions at the balance sheet date. The secondary market demand and estimated value for US loans and advances has been heavily influenced by the challenging economic conditions during the past number of years, including house price depreciation, elevated unemployment, changes in consumer behaviour, changes in discount rates and the lack of financing options available to support the purchase of loans and advances. For certain consumer loans, investors incorporate numerous assumptions in predicting cash flows, such as higher charge-off levels and/or slower voluntary prepayment speeds than HSBC, as the servicer of these loans, believe will ultimately be the case. The investor’s valuation process reflects this difference in overall cost of capital assumptions as well as the potential volatility in the underlying cash flow assumptions, the combination of which may yield a significant pricing discount from HSBC’s intrinsic value. The increase in the relative fair value of US mortgage loans during the first half of 2013 was largely due to improved conditions in the housing industry driven by increased property values and, to a lesser extent, lower required market yields and increased investor demand for these types of loans.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The most significant discount between the fair value of loans and advances to customers in Europe relative to their carrying amount arises in the UK mortgage and corporate lending portfolios, and largely reflects changes in market pricing. The UK discount reduced marginally during the first half of 2013.

The fair values of loans and advances to customers in Latin America are higher than their carrying amount, primarily driven by a decrease in market interest rates, in particular for the mortgage portfolios.

The basis for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities is explained on page 448 of the Annual Report and Accounts 2012.

10	Financial assets designated at fair value

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	34,950	32,298	33,562
– which may be repledged or resold by counterparties	368	12	20

	35,318	32,310	33,582

Treasury and other eligible bills	99	91	54
Debt securities	12,392	14,238	12,551
Equity securities	22,770	17,775	20,868

Securities designated at fair value	35,261	32,104	33,473
Loans and advances to banks	25	127	55
Loans and advances to customers	32	79	54

	35,318	32,310	33,582

Securities designated at fair value1

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

US Treasury and US Government agencies[2]	35	32	37
UK Government	555	654	625
Hong Kong Government	115	145	135
Other government	4,612	5,148	4,508
Asset-backed securities[3]	177	172	158
Corporate debt and other securities	6,997	8,178	7,142
Equity securities	22,770	17,775	20,868

	35,261	32,104	33,473

1	Included within these figures are debt securities issued by banks and other financial institutions of US$3,688m (30 June 2012: US$3,311m; 31 December 2012: US$3,509m), of which none (30 June 2012: none; 31 December 2012: US$5m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m
Fair value at 30 June 2013
Listed on a recognised exchange[1]	–	2,791	15,924	18,715
Unlisted	99	9,601	6,846	16,546

	99	12,392	22,770	35,261
Fair value at 30 June 2012
Listed on a recognised exchange[1]	17	4,440	11,606	16,063
Unlisted	74	9,798	6,169	16,041

	91	14,238	17,775	32,104
Fair value at 31 December 2012
Listed on a recognised exchange[1]	–	3,007	14,063	17,070
Unlisted	54	9,544	6,805	16,403

	54	12,551	20,868	33,473

1	Included within listed securities are US$991m (30 June 2012: US$831m; 31 December 2012: US$931m) of investments listed in Hong Kong.

11	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading US$m	Hedging US$m	Total US$m	Trading US$m	Hedging US$m	Total US$m
At 30 June 2013
Foreign exchange	72,591	1,857	74,448	71,192	418	71,610
Interest rate	484,207	1,720	485,927	476,829	4,925	481,754
Equities	18,415	–	18,415	21,858	–	21,858
Credit	11,094	–	11,094	10,769	–	10,769
Commodity and other	5,654	–	5,654	4,003	–	4,003

Gross total fair values	591,961	3,577	595,538	584,651	5,343	589,994

Netting			(296,325)			(296,325)

			299,213			293,669

At 30 June 2012
Foreign exchange	68,314	915	69,229	71,393	391	71,784
Interest rate	561,439	2,465	563,904	551,245	6,511	557,756
Equities	17,550	–	17,550	20,629	–	20,629
Credit	20,193	–	20,193	20,847	–	20,847
Commodity and other	1,732	–	1,732	1,610	–	1,610

Gross total fair values	669,228	3,380	672,608	665,724	6,902	672,626

Netting			(316,674)			(316,674)

			355,934			355,952

At 31 December 2012
Foreign exchange	68,277	1,227	69,504	70,944	239	71,183
Interest rate	628,162	2,417	630,579	618,808	6,491	625,299
Equities	15,413	–	15,413	19,889	–	19,889
Credit	12,740	–	12,740	13,508	–	13,508
Commodity and other	1,443	–	1,443	1,236	–	1,236

Gross total fair values	726,035	3,644	729,679	724,385	6,730	731,115

Netting			(372,229)			(372,229)

			357,450			358,886

Derivative assets decreased during the first half of 2013, driven by a decrease in the fair value of interest rate derivatives as yield curves in major currencies steepened. This resulted in the decrease in gross fair values and thereby a commensurate decrease in the netting adjustment.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on page 438 of the Annual Report and Accounts 2012.

Trading derivatives

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 21% rise in the notional amounts of HSBC’s derivative contracts during the first half of 2013 was primarily driven by an increase in trading volumes in the period.

Notional contract amounts of derivatives held for trading purposes by product type

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Foreign exchange	5,645,648	4,630,298	4,435,729
Interest rate	25,785,120	19,427,340	21,355,749
Equities	566,048	471,380	495,668
Credit	806,260	985,945	901,507
Commodity and other	90,091	96,975	80,219

	32,893,167	25,611,938	27,268,872

Credit derivatives

The notional contract amount of credit derivatives of US$806bn (30 June 2012: US$986bn; 31 December 2012: US$901bn) consisted of protection bought of US$402bn (30 June 2012: US$481bn; 31 December 2012: US$446bn) and protection sold of US$404bn (30 June 2012: US$505bn; 31 December 2012: US$455bn).

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products. The credit derivative business operates within the market risk management framework described on page 265 of the Annual Report and Accounts 2012.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m

Unamortised balance at beginning of period	181	200	184
Deferral on new transactions	113	71	78
Recognised in the income statement during the period:
– amortisation	(55)	(61)	(51)
– subsequent to unobservable inputs becoming observable	(14)	–	(1)
– maturity or termination, or offsetting derivative	(35)	(20)	(26)
– risk hedged	(1)	(7)	(4)
Exchange differences	(9)	1	1

Unamortised balance at end of period[1]	180	184	181

1	This amount is yet to be recognised in the consolidated income statement.

The fair value at initial recognition is the transaction price. The transaction price may be viewed as the combination of a model price and a margin. In subsequent periods, the model price reflects changes in market conditions. The unamortised balance reflects that component of the margin that has yet to be recognised in the income statement.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Hedge accounting derivatives

The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Cash flow hedges US$m	Fair value hedges US$m	Cash flow hedges US$m	Fair value hedges US$m	Cash flow hedges US$m	Fair value hedges US$m

Foreign exchange	20,472	110	15,219	102	16,716	112
Interest rate	181,574	70,433	210,362	69,605	182,688	75,505

	202,046	70,543	225,581	69,707	199,404	75,617

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	5	–	–	15	–	–
Interest rate	560	3,412	332	4,525	199	4,450

	565	3,412	332	4,540	199	4,450

Gains/(losses) arising from fair value hedges

	Half-year to
	30 June 2013 US$m	30 June 2012 US$m	31 December 2012 US$m
Gains/(losses):
– on hedging instruments	1,398	(706)	(192)
– on the hedged items attributable to the hedged risk	(1,352)	674	197

	46	(32)	5

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	1,852	402	764	376	1,230	200
Interest rate	1,160	1,513	2,133	1,986	2,218	2,041

	3,012	1,915	2,897	2,362	3,448	2,241

The gains and losses on ineffective portions of derivatives designated as cash flow hedges are recognised immediately in ‘Net trading income’. During the period to 30 June 2013, a gain of US$7m was recognised due to hedge ineffectiveness (first half of 2012: gain of US$3m; second half of 2012: gain of US$32m).

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 30 June 2013, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of nil (30 June 2012: US$151m; 31 December 2012: US$3m) and liabilities of US$30m (30 June 2012: US$7m; 31 December 2012: US$50m), and notional contract values of US$2,830m (30 June 2012: US$2,637m; 31 December 2012: US$2,654m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Ineffectiveness recognised in ‘Net trading income’ during the period to 30 June 2013 was nil (both halves of 2012: nil).

12	Financial investments

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m
Financial investments:
– not subject to repledge or resale by counterparties	376,572	369,879	399,613
– which may be repledged or resold by counterparties	27,642	23,857	21,488

	404,214	393,736	421,101

Carrying amounts and fair values of financial investments

	At 30 June 2013		At 30 June 2012		At 31 December 2012
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	79,005	79,005	71,552	71,552	87,550	87,550
– available for sale	79,005	79,005	71,552	71,552	87,550	87,550

Debt securities	315,840	316,562	315,498	317,215	327,762	329,807
– available for sale	291,661	291,661	293,013	293,013	304,349	304,349
– held to maturity	24,179	24,901	22,485	24,202	23,413	25,458

Equity securities	9,369	9,369	6,686	6,686	5,789	5,789
– available for sale	9,369	9,369	6,686	6,686	5,789	5,789

	404,214	404,936	393,736	395,453	421,101	423,146

Financial investments at amortised cost and fair value

	Amortised cost[1] US$m	Fair value[2] US$m
At 30 June 2013
US Treasury	45,812	46,229
US Government agencies[3]	22,360	21,966
US Government sponsored entities[3]	5,131	5,470
UK Government	17,153	16,850
Hong Kong Government	45,929	45,934
Other government	142,558	145,609
Asset-backed securities[4]	26,835	24,616
Corporate debt and other securities	87,127	88,893
Equities	8,289	9,369

	401,194	404,936

At 30 June 2012
US Treasury	49,944	51,271
US Government agencies[3]	22,264	23,283
US Government sponsored entities[3]	4,581	5,262
UK Government	19,860	20,335
Hong Kong Government	36,993	37,018
Other government	133,375	135,540
Asset-backed securities[4]	32,628	27,387
Corporate debt and other securities	86,456	88,671
Equities	4,806	6,686

	390,907	395,453

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Amortised cost[1] US$m	Fair value[2] US$m
At 31 December 2012
US Treasury	60,657	61,925
US Government agencies[3]	22,579	23,500
US Government sponsored entities[3]	5,262	5,907
UK Government	17,018	17,940
Hong Kong Government	42,687	42,711
Other government	146,507	149,179
Asset-backed securities[4]	29,960	26,418
Corporate debt and other securities	86,099	89,777
Equities	4,284	5,789

	415,053	423,146

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions with a carrying amount of US$58,737m (30 June 2012: US$60,043m; 31 December 2012: US$59,908m), of which US$9,007m (30 June 2012: US$11,680m; 31 December 2012: US$6,916m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2013 was US$59,035m (30 June 2012: US$60,583m; 31 December 2012: US$60,616m).
3	Includes securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale US$m	Debt securities available for sale US$m	Debt securities held to maturity US$m	Equity securities available for sale US$m	Total US$m
Carrying amount at 30 June 2013
Listed on a recognised exchange[1]	1,759	117,941	5,518	569	125,787
Unlisted[2]	77,246	173,720	18,661	8,800	278,427

	79,005	291,661	24,179	9,369	404,214

Carrying amount at 30 June 2012
Listed on a recognised exchange[1]	1,938	113,083	4,975	509	120,505
Unlisted[2]	69,614	179,930	17,510	6,177	273,231

	71,552	293,013	22,485	6,686	393,736

Carrying amount at 31 December 2012
Listed on a recognised exchange[1]	3,284	113,399	5,599	536	122,818
Unlisted[2]	84,266	190,950	17,814	5,253	298,283

	87,550	304,349	23,413	5,789	421,101

1	The fair value of listed held-to-maturity debt securities at 30 June 2013 was US$5,662m (30 June 2012: US$5,374m; 31 December 2012: US$6,123m). Included within listed investments were US$2,823m (30 June 2012: US$3,507m; 31 December 2012: US$3,512m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

Maturities of investments in debt securities at their carrying amounts

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Remaining contractual maturities of total debt securities:
1 year or less	80,814	60,079	67,268
5 years or less but over 1 year	134,706	147,920	157,075
10 years or less but over 5 years	47,347	50,603	47,123
over 10 years	52,973	56,896	56,296

	315,840	315,498	327,762

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Remaining contractual maturities of debt securities available for sale:
1 year or less	78,106	58,985	65,500
5 years or less but over 1 year	127,063	139,967	149,195
10 years or less but over 5 years	40,049	42,609	39,498
over 10 years	46,443	51,452	50,156

	291,661	293,013	304,349

Remaining contractual maturities of debt securities held to maturity:
1 year or less	2,708	1,094	1,768
5 years or less but over 1 year	7,643	7,953	7,880
10 years or less but over 5 years	7,298	7,994	7,625
over 10 years	6,530	5,444	6,140

	24,179	22,485	23,413

13	Assets held for sale

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Disposal groups	18,921	11,695	5,797
Non-current assets held for sale	1,456	688	13,472
– property, plant and equipment	464	519	500
– investment in Ping An	–	–	8,168
– loans and advances to customers	849	–	3,893
– other	143	169	911

Total assets held for sale	20,377	12,383	19,269

Disposal groups

The major classes of assets and associated liabilities of disposal groups held for sale were as follows:

	30 June 2013
	Panama US$m	Monaco Private Banking US$m	South American businesses US$m	Other US$m	Total US$m
Assets of disposal groups held for sale
Trading assets	298	8	20	–	326
Loans and advances to banks	522	269	778	148	1,717
Loans and advances to customers	5,612	4,406	2,494	447	12,959
Financial investments	529	895	334	134	1,892
Prepayments and accrued income	46	15	37	4	102
Goodwill and intangible assets	293	332	63	–	688
Other assets of disposal groups	408	96	693	40	1,237

Total assets	7,708	6,021	4,419	773	18,921

Liabilities of disposal groups held for sale
Deposits by banks	800	5	151	12	968
Customer accounts	5,560	7,044	3,129	1,547	17,280
Debt securities in issue	–	–	471	–	471
Liabilities under insurance contracts	40	–	–	26	66
Other liabilities of disposal groups	357	137	184	56	734

Total liabilities	6,757	7,186	3,935	1,641	19,519

Net unrealised losses recognised in ‘other operating income’ as a result of reclassification to held for sale	–	279	7	–	286

Expected date of completion	Q4 2013		Q1 2014
Operating segment	Latin America	Europe	Latin America

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Disposal groups

At 30 June 2013, the following businesses represented the majority of disposal groups held for sale:

•	HSBC Bank (Panama) S.A.;

•	Monaco private banking operations. Subsequent to the period-end a decision was made to retain this business (see Note 25); and

•	South American businesses, which include banking operations in Peru, Colombia, Paraguay and Uruguay.

The sale of the US life insurance business that was held for sale at 31 December 2012 was completed on 29 March 2013 with a loss on disposal of US$99m.

Investment in Ping An

In the second half of 2012, we entered into an agreement to dispose of our entire shareholding in Ping An, details of which are provided on page 472 of the Annual Report and Accounts 2012. In the first half of 2013, we completed the disposal of our remaining investment in Ping An realising a gain on derecognition of US$1,235m recorded in ‘Gains less losses from financial investments’. This was partly offset by an adverse fair value movement of US$682m on the contingent forward sale contract in the period to the point of delivery of the remaining shares recorded in ‘Net trading income’, resulting in a net income statement gain before tax of US$553m.

Property, plant and equipment

Property, plant and equipment classified as held for sale principally results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. The majority arose within the geographical segment, North America.

14	Trading liabilities

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Deposits by banks	80,418	65,894	61,686
Customer accounts	159,637	149,556	150,705
Other debt securities in issue	30,212	30,808	31,198
Other liabilities – net short positions in securities	72,165	62,306	60,974

	342,432	308,564	304,563

At 30 June 2013, the cumulative amount of change in fair value attributable to changes in credit risk was a loss of US$25m (30 June 2012: gain of US$270m; 31 December 2012: loss of US$29m).

15	Financial liabilities designated at fair value

	At 30 June 2013 US$m	At 30 June 2012 US$m	At 31 December 2012 US$m

Deposits by banks and customer accounts	457	500	496
Liabilities to customers under investment contracts	12,341	11,736	12,456
Debt securities in issue	53,026	53,459	53,209
Subordinated liabilities	15,089	17,700	16,863
Preferred securities	3,341	4,198	4,696

	84,254	87,593	87,720

The carrying amount at 30 June 2013 of financial liabilities designated at fair value was US$3,792m more than the contractual amount at maturity (30 June 2012: US$3,190m more; 31 December 2012: US$7,032m more). At 30 June 2013, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$117m (30 June 2012: gain of US$2,959m; 31 December 2012: loss of US$88m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

16	Provisions

	Restruc- turing costs US$m	Contingent liabilities and contractual commitments US$m	Legal proceedings and regulatory matters US$m	Customer remediation US$m	Other provisions US$m	Total US$m

At 1 January 2013	251	301	1,667	2,387	646	5,252
Additional provisions/increase in provisions	32	48	487	531	300	1,398
Provisions utilised	(68)	(1)	(223)	(662)	(185)	(1,139)
Amounts reversed	(27)	(37)	(220)	(58)	(31)	(373)
Unwinding of discounts	–	1	17	4	6	28
Exchange differences and other movements	6	(100)	(25)	(61)	(199)	(379)

At 30 June 2013	194	212	1,703	2,141	537	4,787

At 1 January 2012	169	206	1,473	1,067	409	3,324
Additional provisions/increase in provisions	276	62	972	1,439	94	2,843
Provisions utilised	(155)	(1)	(105)	(476)	(97)	(834)
Amounts reversed	(50)	(34)	(47)	(1)	(29)	(161)
Unwinding of discounts	–	–	20	–	1	21
Exchange differences and other movements	36	154	(127)	(71)	74	66

At 30 June 2012	276	387	2,186	1,958	452	5,259

At 1 July 2012	276	387	2,186	1,958	452	5,259
Additional provisions/increase in provisions	158	11	1,807	1,034	282	3,292
Provisions utilised	(165)	(1)	(2,405)	(546)	(56)	(3,173)
Amounts reversed	(39)	(24)	(57)	(136)	(34)	(290)
Unwinding of discounts	–	–	22	1	4	27
Exchange differences and other movements	21	(72)	114	76	(2)	137

At 31 December 2012	251	301	1,667	2,387	646	5,252
Further details of legal proceedings and regulatory matters are set out in Note 24. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC. In December 2012, HSBC made payments totalling US$1,921m to US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions laws. Further details of the agreements reached with the US authorities are set out on page 260.

Customer remediation refers to activities (root cause analysis, customer contact, case reviews, decision making and redress calculations) carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices.

Payment Protection Insurance

An increase in provisions of US$367m was recognised during the half-year ended 30 June 2013 in respect of the estimated liability for redress regarding the mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in 2011 amounted to US$2,764m of which US$1,804m had been paid. At 30 June 2013, the provision amounted to US$1,013m (30 June 2012: US$1,060m; 31 December 2012: US$1,321m).

The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

A total of 5.4m PPI policies have been sold by HSBC since 2000, which generated estimated revenues of US$4.0bn at first half of 2013 average exchange rates. The gross written premiums on these polices was approximately US$4.9bn at 2013 average exchange rates. At 30 June 2013, the estimated total complaints expected to be received was 1.4m, representing 26% of total policies sold. It is estimated that contact will be made with regard to 1.9m policies, representing 35% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

In determining the level of additional provision in the first half of 2013, management noted the higher levels of response to outbound mailings than had been previously assumed, now that the outbound contact exercise implemented is reasonably mature for some brands, as well as the increased cost of cases referred to the Financial Ombudsman Service. We continued to review remediation processes across all brands and sales channels and align these to the highest common standard and industry best practice.

The following table details the cumulative number of complaints received at 30 June 2013 and the number of claims expected in the future:

	Cumulative to 30 June 2013	Future expected

Inbound complaints[1] (000s of policies)	936	164
Outbound contact (000s of policies)	263	495
Response rate to outbound contact	45%	42%
Average uphold rate per claim[2]	78%	82%
Average redress per claim (US$)	2,120	2,450

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact.

A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$170m. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$10m.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter.

Interest rate derivatives

At 30 June 2013, a provision of US$537m (31 December 2012: US$598m) was held relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. During the first half of 2013, we utilised US$26m of the provision.

Following an FSA review of the sale of interest rate derivatives, HSBC agreed to pay redress to customers where mis-selling of these products has occurred under the FSA’s criteria. On 31 January 2013, the FSA announced the findings from their review of pilot cases completed by the banks. Following its review, the FSA clarified the eligibility criteria to ensure the programme is focused on those small businesses that were unlikely to understand the risks associated with those products.

There are around 3,200 customers within the scope of the programme, of which 2,700 are currently categorised as ‘non-sophisticated’ under the eligibility criteria. We are in the process of advising customers the outcome of the eligibility test and aim to complete this by September 2013.

Our provision is based on extrapolating the results of a relatively small population of cases reviewed to date. The extent to which HSBC is ultimately required to pay redress depends on the responses of contacted and other

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

customers during the review period and analysis of the facts and circumstances of each individual case, including consequential loss claims received. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress related to this programme.

Brazilian labour and fiscal claims

Within ‘legal proceedings and regulatory matters’ above are labour and fiscal litigation provisions of US$484m (30 June 2012: US$496m; 31 December 2012: US$506m) which include provisions in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case.

17	Maturity analysis of assets, liabilities and off-balance sheet commitments

The table on page 246 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. Asset and liability balances are included in the maturity analysis as follows:

•

except for reverse repos, repos and debt securities in issue, trading assets and liabilities (including trading derivatives) are included in the ‘Due less than one month’ time bucket, and not by contractual maturity because trading balances are typically held for short periods of time;

•

financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due over five years’ time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due over five years’ time bucket;

•

non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities and retirement benefit liabilities) are included in the ‘Due over five years’ time bucket;

•

financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction; and

•

liabilities under insurance contracts are included in the ‘Due over five years’ time bucket. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are classified based on the contractual notice period investors are entitled to give. Where there is no contractual notice period, undated contracts are included in the ‘Due over five years’ time bucket.

Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC

Maturity analysis of assets and liabilities

	At 30 June 2013
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	148,285	–	–	–	–	–	–	–	148,285
Items in the course of collection from other banks	8,416	–	–	–	–	–	–	–	8,416
Hong Kong Government certificates of indebtedness	24,275	–	–	–	–	–	–	–	24,275
Trading assets	411,519	16,079	1,900	530	2,570	3	–	–	432,601
Financial assets designated at fair value	237	441	238	865	443	2,947	2,743	27,404	35,318
Derivatives	295,575	34	103	66	75	1,516	1,291	553	299,213
Loans and advances to banks	123,437	32,014	10,726	2,296	2,566	7,157	2,533	4,393	185,122
Loans and advances to customers	235,447	76,903	53,644	32,572	35,399	76,454	168,581	290,382	969,382
Financial investments	32,835	44,588	27,647	25,923	28,203	43,858	90,848	110,312	404,214
Assets held for sale	5,964	2,062	912	543	733	1,080	3,342	3,424	18,060
Accrued income	2,476	1,241	529	154	349	205	369	2,944	8,267
Other financial assets	14,876	3,841	1,534	554	710	215	43	4,080	25,853

Total financial assets	1,303,342	177,203	97,233	63,503	71,048	133,435	269,750	443,492	2,559,006

Non-financial assets	–	–	–	–	–	–	–	86,310	86,310

Total assets	1,303,342	177,203	97,233	63,503	71,048	133,435	269,750	529,802	2,645,316

Financial liabilities
Hong Kong currency notes in circulation	24,275	–	–	–	–	–	–	–	24,275
Deposits by banks	91,882	7,845	3,188	1,252	1,273	1,975	1,782	826	110,023
Customer accounts	1,168,025	68,720	33,698	10,827	19,595	9,060	5,780	477	1,316,182
Items in the course of transmission to other banks	9,364	–	–	–	–	–	–	–	9,364
Trading liabilities	249,076	20,397	6,127	6,101	5,545	10,544	21,582	23,060	342,432
Financial liabilities designated at fair value	1,944	1,771	221	3,489	1,371	8,687	20,078	46,693	84,254
Derivatives	288,856	108	305	214	208	434	2,319	1,225	293,669
Debt securities in issue	22,742	13,188	16,833	9,679	7,189	17,136	18,391	4,231	109,389
Liabilities of disposal groups held for sale	13,759	1,635	1,042	649	678	664	631	13	19,071
Accruals	4,964	1,593	486	399	411	267	311	1,291	9,722
Subordinated liabilities	–	10	–	26	1,161	556	4,682	22,386	28,821
Other financial liabilities	17,721	5,884	1,927	558	1,004	790	769	1,567	30,220

Total financial liabilities	1,892,608	121,151	63,827	33,194	38,435	50,113	76,325	101,769	2,377,422

Non-financial liabilities	–	–	–	–	–	–	–	85,533	85,533

Total liabilities	1,892,608	121,151	63,827	33,194	38,435	50,113	76,325	187,302	2,462,955

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	At 30 June 2012
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	147,911	–	–	–	–	–	–	–	147,911
Items in the course of collection from other banks	11,075	–	–	–	–	–	–	–	11,075
Hong Kong Government certificates of indebtedness	21,283	–	–	–	–	–	–	–	21,283
Trading assets	363,140	12,830	8,007	3,716	3,076	602	–	–	391,371
Financial assets designated at fair value	2,654	249	247	978	375	3,021	2,262	22,524	32,310
Derivatives	352,970	45	57	50	89	788	1,349	586	355,934
Loans and advances to banks	112,807	39,579	11,186	2,472	2,817	7,057	2,757	3,516	182,191
Loans and advances to customers	221,747	81,544	58,623	33,531	39,110	82,187	172,856	285,387	974,985
Financial investments	24,277	47,124	27,424	17,368	15,181	61,128	86,121	115,113	393,736
Assets held for sale	1,408	533	283	145	1,936	543	2,148	3,241	10,237
Accrued income	2,748	2,054	471	229	529	202	337	1,943	8,513
Other financial assets	14,625	4,921	1,776	822	479	317	75	2,685	25,700

Total financial assets	1,276,645	188,879	108,074	59,311	63,592	155,845	267,905	434,995	2,555,246

Non-financial assets	–	–	–	–	–	–	–	97,088	97,088

Total assets	1,276,645	188,879	108,074	59,311	63,592	155,845	267,905	532,083	2,652,334

Financial liabilities
Hong Kong currency notes in circulation	21,283	–	–	–	–	–	–	–	21,283
Deposits by banks	94,623	9,838	4,222	928	1,554	1,896	9,326	1,166	123,553
Customer accounts	1,105,201	72,032	36,332	12,317	21,248	10,853	19,552	954	1,278,489
Items in the course of transmission to other banks	11,321	–	–	–	–	–	–	–	11,321
Trading liabilities	254,138	10,498	6,306	3,399	3,903	4,856	11,032	14,432	308,564
Financial liabilities designated at fair value	1,434	1,056	4,327	2,077	74	7,599	24,308	46,718	87,593
Derivatives	349,545	60	10	35	1,647	367	2,072	2,216	355,952
Debt securities in issue	17,619	21,516	12,146	6,218	13,580	21,713	28,943	3,808	125,543
Liabilities of disposal groups held for sale	9,837	363	302	150	179	257	71	1,301	12,460
Accruals	3,193	3,401	536	357	615	331	437	1,314	10,184
Subordinated liabilities	300	–	369	43	–	1,225	2,858	24,901	29,696
Other financial liabilities	18,343	8,283	2,076	730	592	485	1,193	1,146	32,848

Total financial liabilities	1,886,837	127,047	66,626	26,254	43,392	49,582	99,792	97,956	2,397,486

Non-financial liabilities	–	–	–	–	–	–	–	81,082	81,082

Total liabilities	1,886,837	127,047	66,626	26,254	43,392	49,582	99,792	179,038	2,478,568

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2012
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	141,532	–	–	–	–	–	–	–	141,532
Items in the course of collection from other banks	7,303	–	–	–	–	–	–	–	7,303
Hong Kong Government certificates of indebtedness	22,743	–	–	–	–	–	–	–	22,743
Trading assets	382,654	12,506	9,829	248	3,169	405	–	–	408,811
Financial assets designated at fair value	437	576	425	526	239	2,462	3,545	25,372	33,582
Derivatives	354,222	65	252	22	227	596	1,127	939	357,450
Loans and advances to banks	104,397	22,683	5,859	2,292	5,032	6,238	2,027	4,018	152,546
Loans and advances to customers	221,242	69,709	47,507	29,659	71,928	59,100	194,147	304,331	997,623
Financial investments	28,085	51,339	33,996	14,072	26,478	61,443	93,127	112,561	421,101
Assets held for sale	4,953	298	515	125	669	519	1,079	9,964	18,122
Accrued income	2,776	2,325	739	493	542	164	217	1,284	8,540
Other financial assets	13,383	3,486	1,759	337	745	332	372	3,170	23,584

Total financial assets	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	461,639	2,592,937

Non-financial assets	–	–	–	–	–	–	–	99,601	99,601

Total assets	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	561,240	2,692,538

Financial liabilities
Hong Kong currency notes in circulation	22,742	–	–	–	–	–	–	–	22,742
Deposits by banks	79,100	12,029	1,957	437	2,155	1,695	9,440	616	107,429
Customer accounts	1,193,736	67,638	34,010	11,939	16,019	7,034	8,985	653	1,340,014
Items in the course of transmission to other banks	7,131	7	–	–	–	–	–	–	7,138
Trading liabilities	240,212	29,003	4,707	1,820	5,197	3,867	9,736	10,021	304,563
Financial liabilities designated at fair value	427	81	2,068	2,163	1,605	2,916	28,902	49,558	87,720
Derivatives	352,696	75	43	29	2,408	628	1,212	1,795	358,886
Debt securities in issue	23,738	12,368	6,355	2,840	27,992	11,992	29,100	5,076	119,461
Liabilities of disposal groups held for sale	2,475	242	433	254	188	166	45	–	3,803
Accruals	3,369	4,173	907	521	1,200	232	419	842	11,663
Subordinated liabilities	32	44	–	10	–	1,481	1,516	26,396	29,479
Other financial liabilities	19,837	4,881	2,115	519	867	599	1,409	2,190	32,417

Total financial liabilities	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	97,147	2,425,315

Non-financial liabilities	–	–	–	–	–	–	–	84,094	84,094

Total liabilities	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	181,241	2,509,409

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturity analysis of off-balance sheet commitments received

	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Loan and other credit-related commitments
At 30 June 2013	455	4	8	6	8	29	93	230	833
At 30 June 2012	4,455	13	14	4	8	25	74	93	4,686
At 31 December 2012	2,455	3	8	5	8	25	75	98	2,677
Maturity analysis of off-balance sheet commitments given
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Loan and other credit-related commitments
At 30 June 2013	411,243	44,863	19,905	13,918	25,458	10,980	42,604	18,975	587,946
At 30 June 2012	362,873	42,448	20,723	12,218	28,904	19,304	49,602	28,041	564,113
At 31 December 2012	408,815	43,394	8,389	5,191	37,751	11,598	45,910	18,421	579,469

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

18	Offsetting of financial assets and financial liabilities

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial assets	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not set off in the balance sheet		Net amount
				Financial instruments[1]	Cash collateral received
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Derivatives (Note 11)	595,538	(296,325)	299,213	218,509	35,568	45,136

Reverse repurchase, securities borrowing and similar agreements	298,858	(88,777)	210,081	207,203	845	2,033
Classified as:
– trading assets	169,143	(47,498)	121,645	120,858	617	170
– loans and advances to banks at amortised cost	65,005	(7,693)	57,312	55,382	93	1,837
– loans and advances to customers at amortised cost	64,710	(33,586)	31,124	30,963	135	26

Loans and advances excluding reverse repos
– to customers	162,965	(83,946)	79,019	71,300	–	7,719

	1,057,361	(469,048)	588,313	497,012	36,413	54,888

At 30 June 2012
Derivatives (Note 11)	672,608	(316,674)	355,934	301,903	38,539	15,492

Reverse repurchase, securities borrowing and similar agreements	313,595	(101,002)	212,593	208,135	–	4,458
Classified as:
– trading assets	180,751	(59,907)	120,844	120,504	–	340
– loans and advances to banks at amortised cost	48,887	(6,458)	42,429	38,311	–	4,118
– loans and advances to customers at amortised cost	83,957	(34,637)	49,320	49,320	–	–

Loans and advances excluding reverse repos
– to customers	178,150	(108,174)	69,976	66,003	–	3,973

	1,164,353	(525,850)	638,503	576,041	38,539	23,923

At 31 December 2012
Derivatives (Note 11)	729,679	(372,229)	357,450	271,944	38,915	46,591

Reverse repurchase, securities borrowing and similar agreements	293,966	(89,089)	204,877	202,575	214	2,088
Classified as:
– trading assets	195,112	(60,360)	134,752	134,328	–	424
– loans and advances to banks at amortised cost	42,430	(6,969)	35,461	33,721	170	1,570
– loans and advances to customers at amortised cost	56,424	(21,760)	34,664	34,526	44	94

Loans and advances excluding reverse repos
– to customers	172,530	(89,838)	82,692	76,761	–	5,931

	1,196,175	(551,156)	645,019	551,280	39,129	54,610

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial liabilities	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not set off in the balance sheet
				Financial instruments[1]	Cash collateral pledged	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2013
Derivatives (Note 11)	589,994	(296,325)	293,669	218,444	34,252	40,973

Repurchase, securities lending and similar agreements	299,972	(88,777)	211,195	209,898	203	1,094
Classified as:
– trading liabilities	192,101	(47,498)	144,603	144,395	–	208
– deposits by banks	25,007	(7,693)	17,314	16,389	107	818
– customer accounts	82,864	(33,586)	49,278	49,114	96	68

Customer accounts excluding repos	171,128	(83,946)	87,182	71,300	–	15,882

	1,061,094	(469,048)	592,046	499,642	34,455	57,949

At 30 June 2012
Derivatives (Note 11)	672,626	(316,674)	355,952	302,193	32,469	21,290

Repurchase, securities lending and similar agreements	263,123	(101,002)	162,121	159,899	221	2,001
Classified as:
– trading liabilities	178,548	(59,907)	118,641	118,606	–	35
– deposits by banks	23,512	(6,458)	17,054	15,486	169	1,399
– customer accounts	61,063	(34,637)	26,426	25,807	52	567

Customer accounts excluding repos	182,234	(108,174)	74,060	66,003	–	8,057

	1,117,983	(525,850)	592,133	528,095	32,690	31,348

At 31 December 2012
Derivatives (Note 11)	731,115	(372,229)	358,886	275,723	39,594	43,569

Repurchase, securities lending and similar agreements	266,697	(89,089)	177,608	176,573	94	941
Classified as:
– trading liabilities	197,401	(60,360)	137,041	136,173	–	868
– deposits by banks	18,918	(6,969)	11,949	11,857	92	–
– customer accounts	50,378	(21,760)	28,618	28,543	2	73

Customer accounts excluding repos	180,494	(89,838)	90,656	76,761	–	13,895

	1,178,306	(551,156)	627,150	529,057	39,688	58,405

1	Including non-cash collateral.

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously (‘the offset criteria’).

Derivatives and reverse repurchase/repurchase agreements included in amounts not set off in the balance sheet relate to transactions where:

•

the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and

•	cash and non-cash collateral received/pledged in respect of the transactions described above.

The Group offsets certain loans and advances to customers and customer accounts when the offset criteria are met and the amounts presented above represent this subset of the total amounts recognised in the balance sheet. Of this subset, the loans and advances to customers and customer accounts included in amounts not set off in the balance sheet primarily relate to transactions where the counterparty has an offsetting exposure with HSBC and an agreement is in place with the right of offset but the offset criteria are otherwise not satisfied.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

19	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Treasury bills and other eligible securities	5,652	4,454	4,381
Loans and advances to banks	26,150	24,652	22,074
Loans and advances to customers	83,657	86,419	81,333
Debt securities	210,629	195,290	198,671
Equity shares	8,594	10,828	6,255
Other	1,747	1,025	1,090

	336,429	322,668	313,804

The table above shows assets over which a legal charge has been granted to secure liabilities. The amount of such assets may be greater than the book value of assets utilised as collateral for funding purposes or to cover liabilities. This is the case for securitisations and covered bonds where the amount of liabilities issued, plus any mandatory over-collateralisation, is less than the book value of financial assets available for funding or collateral purposes in the relevant pool of assets. This is also the case where financial assets are placed with a custodian or settlement agent, which has a floating charge over all the financial assets placed to secure any liabilities under settlement accounts.

These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral in relation to reverse repo and stock borrowing that HSBC is permitted to sell or repledge in the absence of default is US$293,935m (30 June 2012: US$327,018m; 31 December 2012: US$295,709m). The fair value of any such collateral that has been sold or repledged was US$184,604m (30 June 2012: US$196,259m; 31 December 2012: US$202,662m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

20	Notes on the statement of cash flows

	Half-year to
	30 June 2013	30 June 2012	31 December 2012
	US$m	US$m	US$m

Other non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,214	1,221	1,310
Gains arising from dilution of interests in associates	(1,089)	–	–
Revaluations on investment property	(110)	(43)	(29)
Share-based payment expense	355	541	447
Loan impairment losses gross of recoveries and other credit risk provisions	3,837	5,124	4,234
Provisions	1,053	2,703	3,029
Impairment/(release) of financial investments	(36)	353	166
Charge/(credit) for defined benefit plans	(126)	233	243
Accretion of discounts and amortisation of premiums	(7)	288	(42)

	5,091	10,420	9,358

Changes in operating assets

– prepayments and accrued income	(341)	323	234
– net trading securities and net derivatives	13,398	14,436	(51,265)
– loans and advances to banks	(16,848)	(21,188)	22,271
– loans and advances to customers	10,256	(42,516)	(30,103)
– financial assets designated at fair value	(1,585)	(147)	(2,551)
– other assets	16,041	1,434	(7,449)

	20,921	(47,658)	(68,863)

Changes in operating liabilities

– accruals and deferred income	(1,803)	(1,379)	1,457
– deposits by banks	3,398	10,731	(16,124)
– customer accounts	(8,469)	27,312	62,759
– debt securities in issue	(10,072)	(5,470)	(6,082)
– financial liabilities designated at fair value	(3,466)	2,423	126
– other liabilities	(658)	7,149	6,168

	(21,070)	40,766	48,304

Interest and dividends

Interest paid	(8,789)	(10,967)	(7,445)
Interest received	25,767	32,441	28,671
Dividends received	587	446	320

Cash and cash equivalents

Cash and balances at central banks	148,285	147,911	141,532
Items in the course of collection from other banks	8,416	11,075	7,303
Loans and advances to banks of one month or less	171,020	184,337	148,232
Treasury bills, other bills and certificates of deposit less than three months	25,014	27,005	25,379
Less: items in the course of transmission to other banks	(9,364)	(11,321)	(7,138)

	343,371	359,007	315,308

Disposal of significant subsidiaries and businesses

The effect on cash flows of the disposal of the US cards business and US branch network in 2012 is set out on page 499 of the Annual Report and Accounts 2012.

Proceeds from the disposal of Ping An in 2013 arise from the sale of our remaining investment in Ping An during the first half of 2013 (see Note 13).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

21	Contingent liabilities, contractual commitments and guarantees

	At 30 June 2013	At 30 June 2012	At 31 December 2012
	US$m	US$m	US$m

Guarantees and contingent liabilities
Guarantees	80,600	79,714	80,364
Other contingent liabilities	228	288	209

	80,828	80,002	80,573

Commitments
Documentary credits and short-term trade-related transactions	13,078	14,807	13,359
Forward asset purchases and forward deposits placed	710	784	419
Undrawn formal standby facilities, credit lines and other commitments to lend	574,158	548,522	565,691

	587,946	564,113	579,469
The above table discloses the nominal principal amounts of commitments (excluding capital commitments, which are separately discussed below), guarantees and other contingent liabilities which are mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings and regulatory matters against the Group are disclosed in Note 24. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Capital commitments

In addition to the commitments disclosed above, at 30 June 2013 HSBC had US$401m (30 June 2012: US$561m; 31 December 2012: US$607m) of capital commitments contracted but not provided for and US$196m (30 June 2012: US$204m; 31 December 2012: US$197m) of capital commitments authorised but not contracted for.

22	Segmental analysis

The basis of identifying segments and measuring segmental results is set out on page 426 of the Annual Report and Accounts 2012. There have been no material changes to the segments since 31 December 2012.

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net operating income[1]

Half-year to 30 June 2013
Net operating income	11,474	6,643	7,003	1,253	4,632	4,958	(1,591)	34,372
External	11,092	6,098	6,409	1,262	4,534	4,977	–	34,372
Inter-segment	382	545	594	(9)	98	(19)	(1,591)	–

Half-year to 30 June 2012
Net operating income	9,666	6,133	5,947	1,237	9,978	5,565	(1,629)	36,897
External	9,107	5,559	5,449	1,249	9,930	5,603	–	36,897
Inter-segment	559	574	498	(12)	48	(38)	(1,629)	–

Half-year to 31 December 2012
Net operating income	7,942	6,289	7,637	1,193	4,715	5,386	(1,729)	31,433
External	7,301	5,750	7,136	1,205	4,632	5,409	–	31,433
Inter-segment	641	539	501	(12)	83	(23)	(1,729)	–

1	Other net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Profit/(loss) before tax

Half-year to:
30 June 2013	2,768	4,205	5,057	909	666	466	–	14,071
30 June 2012	(667)	3,761	4,372	772	3,354	1,145	–	12,737
31 December 2012	(2,747)	3,821	6,076	578	(1,055)	1,239	–	7,912

Balance sheet information

At 30 June 2013
Total assets	1,365,534	528,712	325,271	63,292	473,218	123,032	(233,743)	2,645,316
Total liabilities	1,304,260	498,691	298,252	53,801	434,361	107,333	(233,743)	2,462,955

At 30 June 2012
Total assets	1,375,553	486,608	334,978	62,881	500,590	138,968	(247,244)	2,652,334
Total liabilities	1,319,124	469,920	301,026	53,546	459,963	122,233	(247,244)	2,478,568

At 31 December 2012
Total assets	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Total liabilities	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,434)	2,509,409

23	Goodwill impairment

It is HSBC’s policy to test goodwill allocated to each cash-generating unit (‘CGU’) for impairment as at 1 July each year, and whenever there is an indication that goodwill may be impaired. At 30 June 2013 there was no indication of goodwill impairment.

The allocation of goodwill to CGUs is described on page 463 of the Annual Report and Accounts 2012.

24	Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2013 (see Note 16).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v. Household International, Inc., et al (filed 19 August 2002). The complaint asserted claims under §10 and §20 of the US Securities Exchange Act of 1934. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Following post-trial briefing, the District Court ruled that various legal challenges to the verdict, including as to loss causation and other matters, would not be considered until after a second phase of the proceedings addressing issues of reliance and the submission of claims by class members had been completed. The District Court ruled on 22 November 2010 that claims forms should be mailed to class members to ascertain which class members may have claims for damages arising from reliance on the misleading statements found by the jury. The District Court also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

March 2010, estimated that damages could range ‘somewhere between US$2.4bn to US$3.2bn to class members’, before pre-judgement interest.

In December 2011, the report of the court-appointed claims administrator to the District Court stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. Defendants filed legal challenges asserting that the presumption of reliance was defeated as to the class and raising various objections with respect to compliance with the claims form requirements as to certain claims.

In September 2012, the District Court rejected defendants’ arguments that the presumption of reliance generally had been defeated either as to the class or as to particular institutional claimants. In addition, the District Court has made various rulings with respect to the validity of specific categories of claims, and held certain categories of claims valid, certain categories of claims invalid, and directed further proceedings before a court-appointed Special Master to address objections regarding certain other claim submission issues. In light of those rulings and through various agreements of the parties and certain rulings by the Special Master, currently there is approximately US$1.5bn in claims as to which there remain no unresolved objections relating to the claims form submissions. In addition, approximately US$510m in claims remain to be addressed before the Special Master with respect to various claims form objections, with a small portion of those potentially subject to further trial proceedings. In addition, approximately US$179m in claims are subject to supplemental notices that were to be returned by claimants by 30 June 2013, and that may also be subject to further objections. Therefore, based upon proceedings to date, the current range of a possible final judgement, prior to imposition of pre-judgement interest (if any), is between approximately US$1.5bn and US$2.2bn. The District Court may wait for a resolution of all disputes as to all claims before entering final judgement, or the District Court may enter a partial judgement on fewer than all claims pending resolution of disputes as to the remaining claims. The District Court has set a schedule for filing post-verdict motions challenging the verdict and also for plaintiffs to file motions seeking pre-judgement interest and entry of a partial judgement, with briefing on those motions scheduled to be completed by mid-September 2013.

The timing and outcome of the ultimate resolution of this matter is uncertain. When a final judgement, partial or otherwise, is entered by the District Court, the parties have 30 days in which to appeal the verdict to the Seventh Circuit Court of Appeals. Despite the jury verdict and the various rulings of the District Court, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the District Court’s final judgement, partial or otherwise. Upon final judgement, partial or otherwise, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC Finance’s arguments, the amount of damages, based upon the claims submitted and the potential application of pre-judgement interest (calculated based upon a one-year treasury constant rate compounded annually), may lie in a range from a relatively insignificant amount to somewhere in the region of US$2.7bn. Should plaintiffs successfully cross-appeal certain issues related to the validity of specific claims or should a different pre-judgement interest rate be applied, it is reasonably possible that future losses related to this matter could be up to or exceed US$3.5bn. A provision has been made based on management’s best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In April 2013, the US Court of Appeals for the Second Circuit heard oral argument on an appeal by investors in three related putative class actions from decisions by the US District Court for the Southern District of New York that dismissed all claims against the HSBC defendants on forum non conveniens grounds and in one of the actions involving claims of investors in Thema International Fund plc, also declined to consider preliminary approval of a proposed settlement pursuant to which, subject to various conditions, HSBC had agreed to pay from US$52.5m up to a maximum of US$62.5m. In light of the District Court’s decisions, HSBC terminated the settlement agreement. The Thema plaintiff contests HSBC’s right to terminate. A decision on the appeal is expected in late 2013.

In July 2013, a settlement was reached for US$250m plus a contribution of US$43m towards costs in respect of a claim by Thema International Fund plc against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court. A provision was made for this matter as at 30 June 2013.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff’s fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the trustee filed a notice of appeal to the US Court of Appeals for the Second Circuit. The Second Circuit issued a decision, upholding the District Court’s dismissal of the common law claims in June 2013.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee’s US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. Between September 2011 and April 2012, the HSBC defendants and certain other defendants moved again to withdraw the case from the Bankruptcy Court. The District Court granted those withdrawal motions as to certain issues, and briefing and oral arguments on the merits of the withdrawn issues are now complete. The District Court has issued rulings on several of the withdrawn issues, but decisions with respect to all other issues are still pending and are expected in 2013.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served with the trustee’s English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency (‘OCC’) and HSBC Finance and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (together with the OCC, the ‘Servicing Consent Orders’) following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the ‘Independent Foreclosure Review’) pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund that will be used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. In addition, such a settlement would not preclude private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.9bn and US$7.4bn at 30 June 2013 and 31 December 2012, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

HSBC Bank USA and HSI have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency (‘FHFA’). This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions that were filed in the US District Court for the Southern District of New York, was transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA’s securities law claims and granting the motion to dismiss FHFA’s negligent misrepresentation claims. The District Court’s ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and HSI. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In December 2012, the District Court directed the FHFA parties to schedule mediation with the Magistrate Judge assigned to the action. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure a mediation. Since that time, three of the FHFA defendants (GE, Citigroup and UBS) have resolved their lawsuits for which the terms of these settlements are largely confidential, but have been disclosed to varying degrees, including to some extent by the defendants in securities filings. Discovery in the action against HSBC is proceeding apace. FHFA’s lawsuit asserts claims for damages and rescission under federal and state securities laws and state common law, and alleges that the defendants caused hundreds of millions of dollars in damages to Fannie Mae and Freddie Mac. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HNAH, HSBC USA, HSBC Bank USA, HSBC Markets (USA) Inc., HSI Asset Securitization and HSI have been named as defendants in lawsuits brought by foreign financial institutions alleging fraud in connection with the sale of mortgage-backed securities. These actions were filed by Deutsche Zentral-Genossenschaftsbank (‘DZ Bank’), HSH Nordbank AG (‘HSH’) and Bayerische Landesbank (‘BL’). In September 2012 the HSH and DZ Bank matters were consolidated after being removed from state court to the United States District Court for the Southern District of New York. In June 2013 the BL case was also removed from state court to the same federal court.

In June 2013, Deutsche Bank National Trust Company (‘DBNTC’), as Trustee of HASCO 2007-NC1, filed a summons with notice in New York County Supreme Court, State of New York, naming HSBC Bank USA as the sole defendant. The summons alleges that DBNTC brought the action at the direction of certificate holders of the trust, seeking specific performance and damages of at least US$508m arising out of the alleged breach of various representations and warranties made by HSBC Bank USA in the applicable loan purchase agreement regarding certain characteristics of the mortgage loans contained in the trust.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC Finance and its subsidiary, Decision One Mortgage Company LLC, have been named as defendants in a number of recently-filed mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp. (ii) Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al., and (iii) FHFA, as conservator of Freddie Mac, on behalf of the Trustee of HASCO 2007-HE2 v. Decision One and HSBC Finance. These actions all seek to have Decision One and HSBC Finance repurchase mortgage loans originated by Decision One and securitised by third parties. In the aggregate, these actions seek repurchase of loans, or compensatory damages amounting to approximately US$650m.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including various issues relating to US Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements to achieve a resolution with US and UK government agencies regarding past inadequate compliance with AML, BSA and sanctions laws, including the previously reported investigations by the DoJ, the Federal Reserve, the OCC and the US Department of Treasury’s Financial Crimes Enforcement Network in connection with AML/BSA compliance, including cross-border transactions involving our cash handling business in Mexico and banknotes business in the US, and the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC economic sanctions. As part of the resolution, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the United States Attorney’s Office for the Eastern District of New York, and the United States Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board (‘FRB’). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority (‘FCA’) Direction, to comply with certain forward-looking obligations with respect to AML and sanctions requirements.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. Over the five-year term of the agreements with the DoJ, FCA, and the FRB, an independent monitor (who will, for FCA purposes, be a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) will evaluate HSBC’s progress in fully implementing its obligations under the agreements and will produce regular assessments of the effectiveness of HSBC’s Compliance function. Michael Cherkasky has been selected as the independent monitor and on 1 July 2013, the US District Court

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DOJ’s charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY’s charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC’s compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. Other HSBC entities are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA’s cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. HSBC Private Bank Suisse SA has also produced records and other documents to the SEC and is cooperating with the SEC’s investigation.

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

Investigations and reviews into the setting of London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland, Hong Kong, Malaysia and South Korea are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest and foreign exchange rates. As certain HSBC entities are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore (‘MAS’) censured The Hongkong and Shanghai Banking Corporation Ltd (‘HBAP’) for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

As for ongoing regulatory investigations and reviews, based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the on-going investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs’ federal and state anti-trust claims, racketeering claims and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. In May 2013, the plaintiffs in some of those actions filed motions for leave to amend their complaints. Those motions remain pending before the court. The court has stayed proceedings with respect to all other actions in the consolidated proceeding that contain claims similar to those addressed by the court’s dismissal opinion and order.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed a second amended complaint which the defendants moved to dismiss in June 2013. Briefing is expected to be completed in late 2013.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC is reviewing the Statement of Objections in detail and will submit a response to the European Commission in due course. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission’s investigation, including the timing or impact on HSBC.

In July 2013, HSBC Bank USA, HSBC Holdings and HSBC Bank were named as defendants, among others, in three putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The Plaintiffs in these suits purport to represent a class of all persons who purchased or sold credit default swaps to defendants in the US. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

25	Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2013 was declared by the Directors after 30 June 2013, as described in Note 3.

On 11 July 2013, we announced the completion of our strategic review of the private banking operations of HSBC Private Banking Holdings (Suisse) SA in Monaco, and that we have decided to retain this business. Assets and

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

liabilities of the business were classified as a disposal group held for sale in the first quarter of 2013 and a loss on reclassification to held for sale of US$0.3bn was recognised in the income statement. Following the announcement, the assets and liabilities of the business were reclassified to the relevant balance sheet categories.

During July 2013, we commenced the active marketing to sell a portion of our US real-estate loans held in our North America segment. At that time, the sale was considered highly probable and these loans were classified as held for sale. As at 30 June 2013, these loans had an unpaid principal balance of approximately US$1.8bn and the gross carrying amount before impairment allowances, but including the effect of write-downs, was approximately US$1.1bn. We expect to sell these loans by October 2013.

26	Interim Report 2013 and statutory accounts

The information in this Interim Report 2013 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2013 was approved by the Board of Directors on 5 August 2013. The statutory accounts for the year ended 31 December 2012 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

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HSBC HOLDINGS PLC

Additional Information

Shareholder information

1	Directors’ interests	266	8	Interim Management Statement	272

2	Employee share plans	269	9	Final results	272

3	Notifiable interests in share capital	271	10	Corporate governance	272

4	Dealings in HSBC Holdings shares	271	11	Going concern basis	273

5	First interim dividend for 2013	271	12	Telephone and online share dealing service	273

6	Second interim dividend for 2013	271	13	Stock symbols	273

7	Proposed interim dividends for 2013	272	14	Copies of Interim Report 2013 and shareholder enquiries and communications	274

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2013 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

Directors’ interests – shares and loan capital

		At 30 June 2013
	At 1 January 2013	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee		Total interests[1]

HSBC Holdings ordinary shares
J D Coombe	22,387	22,766	–	–	–		22,766
J Faber	–	10,605	–	–	–		10,605
R A Fairhead	21,300	–	–	21,660	–		21,660
D J Flint	350,488	392,288	–	–	–		392,288
S T Gulliver	2,730,477	2,553,592	176,885	–	–		2,730,477
W S H Laidlaw	33,668	32,797	–	–	1,416	[2]	34,213
J P Lipsky[3]	15,000	15,000	–	–	–		15,000
I J Mackay	118,813	65,130	–	–	–		65,130
Sir Simon Robertson	177,236	9,646	–	–	167,750	[2]	177,396

	US$	US$	US$	US$	US$		US$

HSBC Holdings – 6.5% Subordinated Notes 2036
L M L Cha	300,000	300,000	–	–	–		300,000

	RMBm	RMBm	RMBm	RMBm	RMBm		RMBm

HSBC Bank plc 2.875% Notes 2015
J Faber[4]	5.1	5.1	–	–	–		5.1

	€	€	€	€	€		€

HSBC Capital Funding (Euro 2) L.P. 5.3687% Preferred Securities 2014
R Fassbind	500,000	–	–	–	–		–

	US$	US$	US$	US$	US$		US$

HSBC Capital Funding (Dollar 2) L.P. 4.61% Non-cumulative Step-up Perpetual Preferred Securities
R Fassbind	500,000	–	–	–	–		–

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2013, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: D J Flint – 442,393; S T Gulliver – 4,827,231; and I J Mackay – 662,271. Each Director’s total interests represent less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Interest in 3,000 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
4	Non-beneficial interest in renminbi (RMB)1.2m 2.875% Notes 2015.

HSBC HOLDINGS PLC

Additional Information (continued)

Savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011

HSBC Holdings savings-related share option plans

HSBC Holdings ordinary shares

	Date of	Exercise	Exercisable		Held at 1 Jan	Held at 30 Jun
	award	price (£)	from[1]	until	2013	2013

D J Flint	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	–
D J Flint	24 Apr 2012	4.4621	1 Aug 2015	31 Jan 2016	2,016	2,016

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. For options granted under the HSBC Holdings savings-related share option plans prior to 2013 employees contribute up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 30 June 2013 was £6.82. The highest and lowest market values per ordinary share during the period were £7.70 and £6.56. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

Awards of Restricted Shares

HSBC Share Plan

HSBC Holdings ordinary shares

		Year in which	Awards held at	Awards made during period		Awards vested during period			Awards held at
	Date of award	awards may vest[1]	1 Jan 2013	Number	Monetary value	Number		Monetary value	30 Jun 2013[2]
					£000			£000

D J Flint	1 Mar 2010	2011-2013	116,700	–	–	116,700	[3]	829	–
	15 Mar 2011	2012-2014	94,569	–	–	47,280	[4]	340	48,089

S T Gulliver	1 Mar 2010	2011-2013	500,148	–	–	500,148	[3]	3,551	–
	15 Mar 2011	2012-2014	585,436	–	–	292,692	[4]	2,107	297,694

I J Mackay	1 Mar 2010	2011-2013	21,868	–	–	21,868	[3]	155	–
	15 Mar 2011	2012-2014	25,513	–	–	12,756	[4]	92	12,973

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

1	33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award. In the case of the awards granted on 15 March 2011 the shares (net of tax) are subject to a six month retention period following each vesting date.
2	Includes additional shares arising from scrip dividends.
3	At the date of vesting, 4 March 2013, the market value per share was £7.10. The market value per share on the date of the award, 1 March 2010, was £6.82.
4	At the date of vesting, 15 March 2013, the market value per share was £7.20. The market value per share on the date of the award, 15 March 2011, was £6.46.

HSBC HOLDINGS PLC

Additional Information (continued)

Awards of Restricted Shares

HSBC Share Plan 2011

HSBC Holdings ordinary shares

			Year in which	Awards held at	Awards made during period		Awards vested during period		Awards held at
	Date of award		awards may vest	1 Jan 2013	Number	Monetary value	Number	Monetary value	30 Jun 2013[1]
						£000		£000

S T Gulliver	12 Mar 2012	[2]	2013-2015	243,078	–	–	80,214	585	165,618
	11 Mar 2013	[3]	2013	–	52,917	389	52,917	389	–
	11 Mar 2013	[4]	2018	–	79,375	583	–	–	80,717

I J Mackay	12 Mar 2012	[2]	2013-2015	122,390	–	–	40,390	294	83,388
	11 Mar 2013	[3]	2013	–	36,582	269	36,582	269	–
	11 Mar 2013	[4]	2018	–	54,874	403	–	–	55,801

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, for example, death. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	At the date of the award, 12 March 2012, the market value per share was £5.56. 50% of these deferred awards are subject to a six month retention period upon vesting. 33% of the award vested on 12 March 2013 and on that date, the market value per share was £7.29. 33% of the award will vest on the second anniversary of the date of the award, with the balance vesting on the third anniversary.
3	The non-deferred award vested immediately on 11 March 2013 and the shares (net of tax) are subject to a six month retention period. At the date of vesting, the market value per share was £7.35.
4	Vesting of these awards is subject to satisfactory completion of the Deferred Prosecution Agreement with the US Department of Justice.

Conditional awards under the Group Performance Share Plan (‘GPSP’)

HSBC Share Plan 2011

HSBC Holdings ordinary shares

		Year in which	Awards held at	Awards made during period[1]		Awards held at
	Date of award	awards may vest	1 Jan 2013	Number	Monetary value	30 Jun 2013[2]
					£000

S T Gulliver	23 Jun 2011	2016	415,270	–	–	422,292
	12 Mar 2012	2017	704,583	–	–	716,496
	11 Mar 2013	2018	–	407,055	2,991	413,937

I J Mackay	23 Jun 2011	2016	116,099	–	–	118,062
	12 Mar 2012	2017	131,522	–	–	133,746
	11 Mar 2013	2018	–	189,959	1,396	193,171

The GPSP is the long-term incentive plan under the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as the interests of a beneficial owner.

1	At the date of award, 11 March 2013, the market value per share was £7.35.
2	Includes additional shares arising from scrip dividends.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC HOLDINGS PLC

Additional Information (continued)

Increase in Directors’ interests since 30 June 2013

HSBC Holdings ordinary shares

	Beneficial owner

J D Coombe	204	[1]
D J Flint	534	[2]
S T Gulliver	18,797	[3]
W S H Laidlaw	294	[1]
I J Mackay	5,351	[3]
Sir Simon Robertson	86	[1]

1	Scrip dividend.
2	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (56 shares), the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (17 shares), the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Incentive Plan (30 shares) and scrip dividends on Restricted Share awards granted under the HSBC Share Plan (431 shares).
3	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan and HSBC Share Plan 2011.

2	Employee share plans

Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. No discretionary share options have been granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011.

A summary for each plan of the total number of the options which were granted, exercised or lapsed during the period is shown in the following tables. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’ then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 266.

All-employee share plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There will be no further grant of options under the HSBC Holdings Savings-Related Share Option Plan: International. It is planned to commence the launch of a new international all-employee share plan in the third quarter of 2013.

For options granted under the all-employee share plans prior to 2013 employees make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. One-year options were only available under the HSBC Holdings Savings-Related Share Option Plan: International and are exercisable within three months following the first anniversary of the commencement of the savings contract. Three or five-year options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options awarded under the all-employee share plans may be extended, for example, on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.

Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20% (except for the one-year options awarded under the US sub-plan where a 15% discount was applied). Where

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Additional Information (continued)

applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Awarded	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	in period	in period	in period	30 Jun 2013

Savings-Related Share Option Plan[1]
25 Apr 2007	24 Apr 2012	(£) 3.3116	(£) 6.1760	1 Aug 2012	31 Jan 2018	54,976,065	–	1,704,889	3,243,720	50,027,456

Savings-Related Share Option Plan: International[2]
25 Apr 2007	24 Apr 2012	(£) 3.3116	(£) 6.1760	1 Aug 2012	31 Jan 2018	17,468,737	–	657,122	1,337,850	15,473,765

25 Apr 2007	24 Apr 2012	(US$) 4.8876	(US$) 12.0958	1 Aug 2012	31 Jan 2018	6,488,894	–	320,573	845,689	5,322,632

25 Apr 2007	24 Apr 2012	(€) 3.6361	(€) 9.0818	1 Aug 2012	31 Jan 2018	2,180,263	–	48,105	118,841	2,013,317

25 Apr 2007	24 Apr 2012	(HK$) 37.8797	(HK$) 94.5057	1 Aug 2012	31 Jan 2018	31,637,840	–	528,070	890,713	30,219,057

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.00.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.95.

Discretionary Share Option Plans

There have been no awards of discretionary share options under employee share plans since 30 September 2005.

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	in period[2]	in period	30 Jun 2013

HSBC Holdings Group Share Option Plan[1]
2 May 2003	20 Apr 2005	(£) 6.0216	(£) 7.9606	2 May 2006	20 Apr 2015	87,172,923	17,016,603	9,187,875	60,968,445

HSBC Share Plan
30 Sep 2005		(£) 7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.08.

Subsidiary company share plans

HSBC Bank Bermuda

Upon the acquisition of HSBC Bank Bermuda Limited (‘HSBC Bank Bermuda’) in 2004, all outstanding options over its shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda share) by the average price of HSBC Holdings ordinary shares over the five day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same ratio.

Details of options to acquire shares in HSBC Holdings under the share plans of HSBC Bank Bermuda are set out in the following table. No further options will be granted under the share plans of HSBC Bank Bermuda.

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Additional Information (continued)

HSBC Bank Bermuda

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	in period	in period	30 Jun 2013[1]

Share Option Plan 2000
4 Feb 2003	21 Apr 2003	(US$) 9.32	(US$) 10.33	4 Feb 2004	21 Apr 2013	149,924	–	149,924	–

1	At 30 June 2013, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 HSBC Holdings ordinary shares. As there are no options outstanding the remaining shares in the trust will be utilised in accordance with the terms of the trust deed.

3	Notifiable interests in share capital

At 30 June 2013, we had received the following disclosures of major holdings of voting rights pursuant to the requirements of Rule 5 of the FCA Disclosure Rules and Transparency Rules:

•

Legal & General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 HSBC Holdings ordinary shares, representing 3.99% of the total voting rights at that date. Since 30 June 2013, Legal & General Group Plc gave notice on 10 July 2013 that on 9 July 2013 its holding of HSBC Holdings ordinary shares fell below 3.00% of the total voting rights at that date; and

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 30 June 2013, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•

JPMorgan Chase & Co. gave notice on 26 June 2013 that on 21 June 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,302,980,813 shares; a short position of 44,390,255 shares; and a lending pool of 953,495,856 shares, each representing 6.99%, 0.24% and 5.12%, respectively, of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 8 January 2013 that on 3 January 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,110,172,768 shares and a short position of 35,234,325 shares, each representing 6.00% and 0.19%, respectively, of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither we nor any of our subsidiaries have purchased, sold or redeemed any of our listed securities during the six months to 30 June 2013.

5	First interim dividend for 2013

The first interim dividend for 2013 of US$0.10 per ordinary share was paid on 11 July 2013.

6	Second interim dividend for 2013

The Directors have declared a second interim dividend for 2013 of US$0.10 per ordinary share. The second interim dividend will be payable on 9 October 2013 to holders of record on 22 August 2013 on the Hong Kong Overseas Branch Register and 23 August 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 September 2013, or as a scrip dividend. Particulars of these arrangements will be sent to shareholders on or about 5 September 2013 and elections must be received by 26 September 2013.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 9 October 2013 to the holders of record on 23 August 2013. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on

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Additional Information (continued)

30 September 2013, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 14 August 2013 and 29 August 2013.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 9 October 2013 to holders of record on 23 August 2013. The dividend of US$0.50 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 20 September 2013. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 21 August 2013. The ADSs will be quoted ex-dividend in New York on 21 August 2013.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on 22 August 2013 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 23 August 2013 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 23 August 2013. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 21 August 2013. Any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 22 August 2013.

Transfers of ADSs must be lodged with the depositary by 12 noon on 23 August 2013 in order to receive the dividend.

7	Proposed interim dividends for 2013

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2013 that have not yet been declared are:

	Third interim dividend for 2013	Fourth interim dividend for 2013

Announcement	7 October 2013	24 February 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 October 2013	12 March 2014
ADSs quoted ex-dividend in New York	23 October 2013	12 March 2014
Record date in Hong Kong	24 October 2013	13 March 2014
Record date in London, New York, Paris and Bermuda[1]	25 October 2013	14 March 2014
Payment date	11 December 2013	30 April 2014

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

8	Interim Management Statement

An Interim Management Statement is expected to be issued on 4 November 2013.

9	Final results

The results for the year to 31 December 2013 are expected to be announced on 24 February 2014.

10	Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2013, HSBC Holdings has complied with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council and the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that the Group Risk Committee (all the members of which are independent non-executive

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Additional Information (continued)

Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period, save that, on 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of €1,000 each issued by HSBC Capital Funding (Euro 2) L.P. before giving notification. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group Securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2012 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The biographies of Directors on pages 201 to 205 include changes during 2013 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11	Going concern basis

The financial statements are prepared on the going concern basis, as the Directors are satisfied that the Group has the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Interim Report 2013.

In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section.

12	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, PO Box 1683, Frobisher House, Nelson Gate, Commercial Road, Southampton, SO15 9DG, UK telephone : 08456 002 469, overseas telephone: + 44 (0) 1226 261090, web: www.hsbc.co.uk/shares.

13	Stock symbols

HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

HSBC HOLDINGS PLC

Additional Information (continued)

14	Copies of the Interim Report 2013 and shareholder enquiries and communications

Further copies of the Interim Report 2013 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Global Publishing Services, HSBC – North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA. The Interim Report 2013 may also be downloaded from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Telephone: +44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm

Investor Centre: www.investorcentre.co.uk	Investor Centre: www.investorcentre.com/hk	Investor Centre: www.investorcentre.co.uk/bm

Any enquiries relating to ADSs should be sent to the depositary at:

BNY Mellon Depositary Receipts

PO Box 43006

Providence, RI 02940-3006

USA

Telephone (US): +1 877 283 5786

Telephone (international): +1 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

HSBC France

103 avenue des Champs Elysées

75419 Paris Cedex 08

France

Telephone: +33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr

Website: www.hsbc.fr

HSBC HOLDINGS PLC

Additional Information (continued)

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

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HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviations

Abbreviation	Brief description

A
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM[1]	Adjustable-rate mortgage

B
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management

C
CCP[1]	Central counterparty
CD	Certificate of deposit
CDO[1]	Collateralised debt obligation
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1 ratio
CGU	Cash-generating unit
CMB	Commercial Banking, a global business
CML[1]	Consumer and Mortgage Lending (US)
CPI	Consumer price index
CRD	Capital Requirements Directive
CRR[1]	Customer risk rating
CRS	Card and Retail Services
CVA[1]	Credit valuation adjustment

D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA[1]	Debit valuation adjustment

E
EAD[1]	Exposure at default
EBA	European Banking Authority
EL1	Expected loss
EU	European Union
Euribor	European Interbank Offered Rates

F
Fannie Mae	Federal National Mortgage Association (US)
FCA[1]	Financial Conduct Authority (UK)
FCA Direction	Undertaking originally with the FSA to comply with certain forward-looking obligations with respect to AML and sanctions requirements
FPC[1]	Financial Policy Committee (UK)
Freddie Mac	Federal Home Loan Mortgage Corporation (US)
FSA	Financial Services Authority (UK)
FTSE	Financial Times Stock Exchange index
FuM	Funds under management

G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association (US)
GLBA	Gramm-Leach-Bliley Act (US)
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviation	Brief description

Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank

H
Hibor	Hong Kong Interbank Offered Rate
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Bermuda	HSBC Bank Bermuda Limited, formerly The Bank of Bermuda Limited
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada, HSBC Securities Canada and HSBC Financial Co. Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB[1]	Internal ratings-based
ISDA	International Swaps and Derivatives Association

K
KPMG	KPMG Audit Plc and its affiliates

L
LCR[1]	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD[1]	Loss given default
Libor	London Interbank Offered Rate
LIC	Loan impairment charge and other credit risk provision
LTV[1]	Loan-to-value ratio

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
MENA	Middle East and North Africa
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium-term notes
MXN	Mexican peso

N
NSFR[1]	Net Stable Funding Ratio

O
OCC	Office of the Comptroller of the Currency (US)
OFAC	Office of Foreign Assets Control (US)
OIS[1]	Overnight index swap
OTC[1]	Over-the-counter

P
PD1	Probability of default
Ping An	Ping An Insurance (Group) Company of China, Ltd., the second-largest life insurer in the People’s Republic of China
PPI	Payment protection insurance product
PRA[1]	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business

R
RBWM	Retail Banking and Wealth Management, a global business
Repo[1]	Sale and repurchase transaction

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviation	Brief description

Restricted Shares[1]

Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
RM	Relationship manager
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RoRWA	Return on average risk-weighted assets
RWA[1]	Risk-weighted assets

S
S&P	Standard and Poor’s rating agency
SE1	Structured entity
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)

V
VAR[1]	Value at risk

1	For full definitions, see page 280.

HSBC HOLDINGS PLC

Additional Information (continued)

Glossary

Term	Definition

A

Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.

Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.

Agency exposures

Exposures to near or quasi-government agencies including public sector entities fully owned by government carrying out non-commercial activities, provincial and local government authorities, development banks and funds set up by government.

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears

Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)

Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

B

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.

Bail-inable debt

Bail-in refers to imposition of losses at the point of non viability (but before insolvency) on bank liabilities (bail-inable debt) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Bank levy

A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group’s consolidated liabilities and equity as at 31 December 2011 after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II

The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’, amended by subsequent changes to the capital requirements for market risk and re-securitisations, commonly known as Basel 2.5, which took effect 31 December 2011.

Basel III

In December 2010, the Basel Committee issued ‘Basel III rules: A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

Basis point (‘bps’)	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

C

Capital conservation buffer

A capital buffer, prescribed by regulators designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer

A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital requirements directive (‘CRD’)

A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further amendment, CRD III updated market risk capital and additional securitisation requirements and came into force on 31 December 2011.

CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV will come into force on 1 January 2014.

Central counterparty (‘CCP’)	An intermediary between a buyer and a seller (generally a clearing house).

Collateralised debt obligation (‘CDO’)

A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Collectively assessed impairment

Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant and to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment.

Commercial paper (‘CP’)

An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate investment, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.

Common equity tier 1 capital (‘CET1’)

The highest quality form of regulatory capital that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

Common reporting (‘COREP’)	Harmonised European reporting framework established in the Capital Requirements Directives, to be mandated by the European Banking Authority.

Compliance risk

The risk that the Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incurs fines and penalties and suffers damage to its business as a consequence.

Conduits

HSBC sponsors and manages multi-seller conduits and securities investment conduits (‘SIC’s). The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Constant currency

A non-GAAP financial measure that adjusts for the year-on-year effects of foreign currency translation differences by comparing reported results for the reported period with reported results for comparative period retranslated at exchange rates for the reported period. The foreign currency translation differences reflect the movements of the US dollar against most major currencies during the reported period.

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.

Consumer and Mortgage Lending (‘CML’)

In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.

The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.

Prior to the first quarter of 2007, when we ceased new purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company (‘Decision One’), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.

Core tier 1 capital

The highest quality form of regulatory capital, under Basel II, that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Countercyclical capital buffer (‘CCB’)

A capital buffer, prescribed by regulators, which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Counterparty credit risk (‘CCR’)	Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.

Credit default swap (‘CDS’)

A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.

Credit risk

Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit valuation adjustment (‘CVA’)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. Formerly described as Credit Risk Adjustment.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit risk spread

The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality. The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks. The yield spread rises as the credit rating worsens.

Credit spread risk	The risk that movements in credit spreads will affect the value of financial instruments.

Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.

Customer remediation

Activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations. Customer remediation is initiated by HSBC in response to customer complaints, and not specifically initiated by regulatory action.

Customer risk rating (‘CRR’)	A scale of 23 grades measuring internal obligor probability of default.

D

Debit valuation adjustment (‘DVA’)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.

Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Delinquency	See ‘Arrears’.

Deposits by banks	All deposits received from domestic and foreign banks, excluding deposits or liabilities in the form of debt securities or for which transferable certificates have been issued.

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Economic value of equity (‘EVE’) sensitivity	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.

Encumbered assets	Assets on our balance sheet which have been pledged as collateral against an existing liability.

Enhanced Variable Net Asset Value fund (‘ENAV’)	A fund that prices its assets on a fair value basis. Consequently, prices may change from one day to the next.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Eurozone

The 17 European Union countries using the euro as their common currency. The 17 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

F

Fair value adjustment

An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Fiduciary risk	The risk to the Group of breaching its fiduciary duties where it acts in a fiduciary capacity as trustee, investment manager or as mandated by law or regulation.

Financial Conduct Authority (‘FCA’)

The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Financial Policy Committee (‘FPC’)

The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

Financial Reporting (‘FINREP’)	Harmonised European financial reporting framework, proposed by the European Union, which will be used to obtain a comprehensive view of a firm’s risk profile.

First lien

A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Forbearance strategies

Employed to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications and re-ages.

Funded exposure	A situation where the notional amount of a contract is or has been exchanged.

Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

G

Gap risk	The risk of financial loss arising from a significant change in market price with no accompanying trading opportunity.

Global systemically important bank (‘G-SIB’)

A bank that meets the criteria defined in the Basel Committee’s final rules set out in their 4 November 2011 document ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. The latest official list of such banks comprised 28 names, which include HSBC, published by the Financial Stability Board in November 2012. The Financial Stability Board is co-ordinating, on behalf of the G20 Group of Governors and Heads of Supervision (‘GHOS’), the overall set of measures to reduce the moral hazard and risks to the global financial system posed by global systemically important financial institutions (‘G-SIFI’s) of all kinds.

Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US government.

GPSP Awards

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

Guarantee	An undertaking by a party to pay a creditor should a debtor fail to do so.

H

Haircut

A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.

Historical rating transition matrices	The probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.

Home equity lines of credit (‘HELoC’s)

A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

I

Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.

Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.

Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

Investment grade	Represents a risk profile similar to a rating of BBB- or better, as defined by an external rating agency.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

K

Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L

Legacy credit in GB&M

A separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions.

Legal proceedings

Civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

Legal risk

The risk of financial loss, sanction and/or reputational damage resulting from contractual risk (the risk that the rights and/or obligations of a Group member within a contractual relationship are defective); dispute risk (the risk when involved in or managing potential or actual disputes); legislative risk (the risk that a Group member fails to adhere to laws of the jurisdiction in which it operates); and non contractual rights risk (the risk that a Group member’s assets are not properly owned or are infringed by others or the infringement by a Group member of another party’s rights).

Level 1 – quoted market price	Financial instruments with quoted prices for identical instruments in active markets.

Level 2 – valuation technique using observable inputs

Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 – valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.

Leverage ratio

A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity coverage ratio (‘LCR’)

The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. The Basel III rules require this ratio to be at least 100% with effect from 2015. The LCR is still subject to an observation period and review to address any unintended consequences.

Liquidity enhancement	Liquidity enhancement makes funds available if required for reasons other than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Liquidity risk

The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification

An account management action that results in a change to the original terms and conditions of a loan either temporarily or permanently without resetting its delinquency status, except in case of a ‘modification re-age’ where delinquency status is also reset to up-to-date. Account modifications may include revisions to one or more terms of the loan including, but not limited to, a change in interest rate, extension of the amortisation period, reduction in payment amount and partial forgiveness or deferment of principal.

Loan re-age

An account management action that results in the resetting of the contractual delinquency status of an account to up-to-date upon fulfilment of certain requirements which indicate that payments are expected to be made in accordance with the contractual terms.

Loans past due	Loans on which repayments are overdue.

Loan to value ratio (‘LTV’)

A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.

Loss severity

The realised amount of losses incurred (including ancillary amounts owed) when a loan is foreclosed or disposed of through the arrangement with the borrower. The loss severity is represented as a percentage of the outstanding loan balance.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

M

Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.

Medium-term notes (‘MTN’s)	Issued by corporates across a range of maturities under MTN Programmes, notes are offered on a regular and continuous basis to investors.

Monoline insurers (‘monolines’)

Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Referenced to underlying mortgages.

Mortgage vintage	The year a mortgage was originated.

N

Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.

Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

Net interest income sensitivity

Considers all repricing mismatches in the current balance sheet, with suitable assumptions for balance sheet growth in the future, and calculates the change in net interest income that would result from a set of defined interest rate shocks.

Net principal exposure

The gross principal amount of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Net stable funding ratio (‘NSFR’)

The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year. The Basel III rules require this ratio to be over 100% with effect from 2018. The NSFR is still subject to an observation period and review to address any unintended consequences.

Non-conforming mortgages

US mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as with income self-certification), or where poor credit history increases the risk and results in pricing at a higher than normal lending rate.

Non-trading portfolios

Portfolios that comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations.

Non-trading risk	The market risk arising from non-trading portfolios.

O

Offset mortgages

A flexible type of mortgage where a borrower’s savings balance(s) held at the same institution can be used to offset the mortgage balance owing. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw past capital repayments up to this agreed limit.

Overnight Index Swap (‘OIS’) discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P

Pension risk

The risk that contributions from Group companies and members fail to generate sufficient funds to meet the cost of accruing benefits for the future service of active members, and the risk that the performance of assets held in pension funds is insufficient to cover existing pension liabilities.

Performance shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.

Personal lending	See ‘Retail loans’.

PRA standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VAR model approval.

Prime	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Probability of default (‘PD’)	The probability that an obligor will default within one year.

Prudential Regulation Authority (‘PRA’)	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

R

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from the ECB.

Regulatory capital	Held by HSBC and determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Regulatory matters	Investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Renegotiated loans	Loans for which the contractual terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.

Repo (or sale and repurchase agreement)

A short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement, the borrower commits to repurchase the security at a date in the future, repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is reverse repurchase agreement or a reverse repo.

Reputational risk

The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC’s reputation, leading, potentially, to a loss of business, fines or penalties.

Residential mortgage

A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms.

Restricted shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

Return on equity	Profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.

Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.

Risk capacity

The maximum level of risk the firm can assume before breaching constraints determined by regulatory capital and liquidity needs and its obligations, also from a conduct perspective, to depositors, policyholders, other customers and shareholders.

Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Standardised or IRB approach rules.

Run-off portfolios

Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

S

Sale and repurchase agreement	See repo above.

Second lien

A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation swap

An interest rate or cross currency swap with notional linked to the size of the outstanding asset portfolio in a securitisation. Securitisation swaps are typically executed by securitisation vehicles to hedge interest rate risk arising from mismatches between the interest rate risk profile of the asset portfolio and that of the securities issued by the vehicle.

Short sale

In relation to credit risk management, a ‘short sale’ is an arrangement in which a bank permits the borrower to sell the property for less than the amount outstanding under a loan agreement. The proceeds are used to reduce the outstanding loan balance and the borrower is subsequently released from any further obligations on the loan.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Six filters

An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country in terms of connectivity and economic development, and the current returns in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.

Standardised approach

In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stressed VAR	A market risk measure based on potential market movements for a continuous one-year period of stress for a trading portfolio

Structured entities (‘SE’s)

A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Structured finance/notes

An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Structured Investment Vehicles (‘SIV’s)

Structured entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Student loan-related assets	Securities with collateral relating to student loans.

Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.

Sub-prime

A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Sustainability risk	The risk that the environmental and social effects of providing financial services outweigh the economic benefits.

Sustainable cost savings

Permanent cost reductions at a given level of business activity. Sustainable cost savings exclude cost avoidance and revenue and loan impairment charge benefits as these do not represent operational expense reductions. Cost savings resulting from business disposals are not classified as sustainable.

Systems risk

The risk of failure or other deficiency in the automated platforms that support the Group’s daily execution and the systems infrastructure on which they reside, including data centres, networks and distributed computers.

T

Tier 1 capital

A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 2 capital

A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Trading portfolios	Positions arising from market-making and warehousing of customer-derived positions.

Trading risk	Market risk arising from trading portfolios.

Troubled debt restructuring

A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

U

Unencumbered assets	Assets on our balance sheet which have not been pledged as collateral against an existing liability.

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.

US government agency and sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government-sponsored entities including Fannie Mae and Freddie Mac.

V

Value-at-risk (‘VAR’)

A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W

Wholesale loans	Money lent to sovereign borrowers, banks, non-bank financial institutions and corporate entities.

Write-down	Reduction in the carrying value of an asset due to impairment or fair value movements.

Wrong-way risk	An adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Additional Information (continued)

Index

A

Abbreviations 277

Accounting

consolidation 218

future developments 218

policies 216, 219

standards 216

Acquisitions 20, 45, 62

Anti-money laundering investigations 260

Areas of special interest 103

Asset-backed securities 146

Assets 45

by geographical region 62

by global business 45

charged as security 252

constant currency/reported reconciliation 39

held for sale 241

held in custody and under administration 99

liquid 158

maturity analysis 245

mortgage-related 151

movement in 38

risk-weighted 2, 43, 45, 62

trading 223

Associates and joint ventures 36

Audit arrangements 6

B

Balance sheet

consolidated 37, 210

constant currency/reported reconciliation 39

data 37, 57h, 66, 71, 77, 83, 90, 96

insurance manufacturing subsidiaries 176

movement 38

Balance Sheet Management 169

Bancassurance 175

Basel II, III 187

Basis of preparation 44, 216

Brazilian labour and fiscal claims 245

Business model 11

C

Capital 181

buffers 189

commitments 254

future developments 189

management 103, 192

measurement and allocation 193

overview 182

ratios 2

structure 186

total regulatory 185

Cash flows 159

consolidated statement 211

notes 253

Cautionary statement regarding forward-looking

statements 3a

Client assets 55

Combined customer lending and deposits 40

Commercial Banking 49

constant currency/reported profit 18, 57e

underlying/reported profit 21

Commercial real estate 103

management view 49

Compliance risk 103, 173

Compliance with IFRSs 216

Composition of Group (changes in) 218

Concentration of exposure 140

Constant currency 17

Contents – Inside front cover

Contingent liabilities, contractual commitments and

guarantees 254

Copies of the Interim Report 274

Corporate governance 272

CRD IV 187, 197, 200

Credit default swap regulatory investigation and

litigation 262

Credit quality 124

Credit risk 112

credit exposure 114

Customer accounts 2, 41

Customer lending and deposits (combined) 40

D

Daily distribution of trading revenues 166

Dealings in HSBC Holdings shares 271

Defined terms – inside front cover

Derivatives 114, 140, 236

by product contract type 237

credit 237

hedging instruments 238

interest rate 244

trading 237

Directors

biographies 201

board 6

interests 266

responsibility statement 264

Disposals 20, 31, 45, 62

Dividends 219, 271, 272

E

Earnings per share 219

Economic background

Europe 63

Hong Kong 69

Latin America 93

Middle East and North Africa 80

North America 86

Rest of Asia-Pacific 74

Economic profit/(loss) 42

Egypt 104

Equity 2, 39

Equity securities available for sale 168

Estimates and assumptions 217

Europe 63

assets 62

balance sheet data 66

constant currency/reported profit 18, 98a

customer accounts 41

economic background 63

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

operating expenses 65

profit before tax 61, 64, 66

review of performance 63

risk-weighted assets 62

Eurozone exposures 153

risks 104

Events after the balance sheet date 262

Expense from financial instruments designated at fair value

(net) 29

F

Fair values

adjustments 226

control framework 225

movements 62

of financial instruments at fair value 224

of financial instruments not at fair value 233

HSBC HOLDINGS PLC

Additional Information (continued)

significant unobservable assumptions 229

valuation bases 227

Fee income (net) 27

Final results 272

Financial assets

designated at fair value 235

offsetting 250

Financial highlights 2

Financial instruments

at fair value 29, 224

credit quality 124

not at fair value 233

Financial investments 40, 239

Financial liabilities designated at fair value 242

Footnotes 100, 178, 191, 215

Forbearance 129

Foreclosed properties in US 119

Foreign exchange rates 22, 37

Funding sources 160

Funds under management 99

G

Gains less losses from financial investments 30

Geographical regions 13, 21, 61

Global Banking and Markets 52

ABSs classified as AFS 147

balance sheet data 57i

constant currency/reported profit 18, 57g

management view 53

underlying/reported profit 21

Global businesses 12, 21, 44, 58

Global functions 13

Global Private Banking 55

constant currency/reported profit 18, 57j

underlying/reported profit 21

Global Standards 5, 14

Glossary 280

Going concern 273

Goodwill impairment 255

Group Chairman’s Statement 4

Group Chief Executive’s Business Review 7

Group Managing Directors 206

Growth priorities 48, 50, 53, 56

H

Highlights 1, 63, 69, 75, 80, 86, 93

Hong Kong 69

assets 62

balance sheet data 71

constant currency/reported profit 18, 98c

customer accounts 41

economic background 69

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

profit before tax 61, 69, 70

review of performance 69

risk-weighted assets 62

HSBC Finance 57d, 118, 131

HSBC Holdings 12, 171

I

Impairment

allowances and charges 113

by geographical region 135

charges and other credit risk provisions 136

constant currency/reported profit 139

impaired loans 133

methodologies 147

Income statement

consolidated 22, 208

Information security 111

Insurance 175

balance sheet by type of contract 176

claims incurred and movement in liabilities to

policyholders (net) 32

net earned premiums 30

risk 175

Interest-earning assets 26

Interest income (net) 26

sensitivity 170

Interest rate repricing gap 172

Interim Management Statement 272

Interim Report 263

Internet crime 110

L

Latin America 93

assets 62

balance sheet data 96

constant currency/reported profit 18, 98k

customer accounts 41

economic background 93

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

profit before tax 61, 93, 94, 96

review of performance 93

risk-weighted assets 62

Legal proceedings 255

Leveraged finance transactions 152

Liabilities

constant currency/reported reconciliation 39

financial liabilities designated at fair value 242

maturity analysis 245

movement in 38

offsetting 250

trading 242

Libor investigation 261

Liquidity and funding 156

contingent liquidity risk 160

management 157

regulation 157

Loans and advances

by country/region 144

by credit quality 124

by industry sector 141

excluding held for sale 113

exposure 114

impaired 133

mortgage lending 117

past due but not impaired 127

personal lending 105, 116

renegotiated 129

to banks 124, 143

to customers 2, 142

wholesale lending 121

Loan impairment charges and other credit risk

provisions 33, 136

underlying/reported reconciliation 21, 57b, 57f, 57h, 57k,

98b, 98d, 98f, 98h, 98j, 98l

M

Madoff 256

Margin 26

Market capitalisation 3

Market risk 164

measures applicable to parent 171

Middle East and North Africa 80

assets 62

balance sheet data 83

constant currency/reported profit 18, 98g

customer accounts 41

economic background 80

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

profit/(loss) before tax 61, 80, 81, 83

review of performance 80

HSBC HOLDINGS PLC

Additional Information (continued)

risk-weighted assets 62

Monoline insurers 151

Mortgage lending 117, 118, 120

Mortgage-related assets 151

Mortgage-related investigations 258

Mortgage sales 153

N

Non-GAAP measures 17

Non-trading portfolios 165, 167

North America 86

assets 62

balance sheet data 90

constant currency/reported profit 18, 98i

customer accounts 41

economic background 86

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

profit before tax 61, 86, 87, 90

review of performance 86

risk-weighted assets 62

Notable items 25

Notifiable interests in share capital 271

O

Off-balance sheet arrangements 249

Offsets 115

Operating expenses 34, 65

underlying/reported reconciliation 21, 57b, 57f, 57h, 57k,

57m, 98b, 98d, 98f, 98h, 98j, 98l

Operating income (other) 2, 31

Operating model 12

Operational risk 172

‘Other’ segment 57

underlying/reported reconciliation 57l

Outlook 6, 8

P

Payment protection insurance 243

Pension scheme 171

Personal lending 105

Pillar 1, 2 and 3 193, 195

Portfolio repositioning 44

Post-employment benefits 220

Preferred securities 37

Presentation of information 217

Principal activities 10

Profit before tax 2, 45

attributable 220

by country 64, 75, 81, 87, 94, 98m, 98n

by geographical region 61, 63, 66, 69, 71, 77, 83, 90, 96

by global business 58, 64, 70, 81, 87, 94

consolidated 22

constant currency/reported reconciliation 18

data 2

underlying/reported reconciliation 21, 57b, 57c, 57d, 57f,

57h, 57k, 57m, 98b, 98d, 98f, 98h, 98j, 98l

Provisions 243

PVIF 31

R

Ratios

advances to core funding 157

capital (total) 2

common equity tier 1 2

core tier 1 ratio 2

cost efficiency 35, 63, 69, 74, 80, 86, 93

credit coverage 3

customer advances to customer accounts 2

dividends per ordinary share 2

earnings to combined fixed charges 43a

earnings per share 2

leverage 190

net assets per share 2

performance 3

return on average risk-weighted assets 3, 43, 63, 69, 74,

80, 86, 93

returns 3

stressed coverage 157

total shareholders’ equity to average total assets 2

Regulatory

adjustments 197

capital 185

capital buffers 189

update 5

Related parties 99

Reputational risk 174

Rest of Asia-Pacific 74

assets 62

balance sheet data 77

constant currency/reported profit 18, 98e

customer accounts 41

economic background 74

impairment allowances 135, 139

loans and advances 116, 117, 121, 127, 130, 142

profit before tax 61, 74, 75, 77

review of performance 75

risk-weighted assets 62

Retail Banking and Wealth Management 46

constant currency/reported profit 18

underlying/reported profit 21

Revenue

underlying/reported reconciliation 21, 57b, 57c, 57d, 57f,

57h, 57k, 57m, 98b, 98d, 98f, 98h, 98j, 98l

Review of performance 46, 49, 52, 55, 63, 69, 75, 80, 86, 93

Risks

appetite 16

business 109

compliance 103, 111, 173

contingent liquidity 160

counterparty credit risk 184, 195

credit 112, 183, 195

credit spread 168

data management 110

disposals 110

dispute 109

elements in the loan portfolio 145a

factors 15

foreign exchange 171

geopolitical 105

information security 111

insurance operations 175

internet crime 110

liquidity and funding 157

managing risk 103, 104

market 165

model 111

non-trading interest rate 168

operational 172

pension 171

profile 102

redenomination 154

regulatory 107

reputational 174

top and emerging 15, 105

Risk-weighted assets 2, 43, 45, 62, 182, 190, 195

underlying/reported reconciliation 57b, 57c, 57f, 57h, 57k,

98b, 98d, 98f, 98h, 98j, 98l

S

Securities investment conduits 147

Securities litigation 255

Securitisation 146

activity and litigation 259

Segmental analysis 254

Senior management 205, 206

Sensitivity of net interest income 170

HSBC HOLDINGS PLC

Additional Information (continued)

Share capital – notifiable interests 271

Shareholder enquiries 274

Share information 3

Share option plans

Directors’ interests 266

discretionary 270

employee share plans 269

subsidiary company plans 270

Spread 26

Staff numbers 34, 63, 69, 74, 80, 86, 93

Statement of changes in equity (consolidated) 212

Statement of comprehensive income (consolidated) 209

Stock symbols 273

Strategic direction 13

Commercial Banking 49

Global Banking and Markets 52

Global Private Banking 55

Retail Banking and Wealth Management 46

Structural banking reform 191

Structural foreign exchange exposures 168

Structured entities 147

Systemically important banks 189

T

Tax 36, 221

US tax and broker-dealer investigations 261

Telephone and online share-dealing service 273

Total shareholder return 3

Trading

assets 140, 223

derivatives 237

income (net) 28

liabilities 242

portfolios 165

U

UK regulatory update 189

Underlying performance 19

V

Value at risk 165, 167, 171

stressed 167

Values 10

Vision 10

W

Wholesale funding 156

Wholesale lending 121

Wholesale term debt maturity profile 161

Y

Yield 26